Form 20-F
period 2014-12-31
Qunar Cayman Islands Ltd.
filed 2015-04-29
CIK 1551060

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (each representing three Class B ordinary shares, par value US$0.001 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Market) The NASDAQ Stock Market LLC
Class B ordinary shares, par value US$0.001 per share*	(The NASDAQ Global Market)

* Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares. Currently, one ADS represents three Class B ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 224,299,179 Class A ordinary shares, par value US$0.001 per share, and 134,376,522 Class B ordinary shares, par value US$0.001 per share as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Boards ☐	Other ☐

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

•                  “active mobile users” refers to mobile users who accessed our mobile platform, including our mobile application and mobile website, on three or more different days in the preceding 12-month period as of any given date;

•                  “active web users” refers to web users who accessed our website on three or more different days in the preceding 12-month period as of any given date;

•                  “Baidu” refers to Baidu, Inc. and its subsidiaries;

•                  “Baidu Transaction” refers to a transaction completed pursuant to an agreement we entered into with Baidu Holdings Limited, a wholly-owned subsidiary and the investment vehicle of Baidu, Inc., under which Baidu paid US$306 million to acquire 181,402,116 of our ordinary shares and became our majority shareholder;

•                  “Baidu Zhixin Cooperation” refers to the cooperating arrangements between Baidu and us relating to the Zhixin Platform pursuant to the Zhixin Cooperation Agreement;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•                  “Cooperation Platform” refers to the travel-related Zhixin Platform and the travel-related Intermediate Page on PC Internet, as defined in the Zhixin Cooperation Agreement;

•                  “Flight TSPs” refers to flight travel service providers, including flight ticket wholesalers and distributors;

•                  “mobile users” refers to users who accessed our mobile platform, including our mobile application and mobile website, in the preceding 12-month period as of any given date, each being identified by a unique serial number of the user’s mobile device;

•                  “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•                  “OTAs” refers to online travel agencies;

•                  “our VIEs” refers to our variable interest entities, including Qunar.com Beijing Information Technology Company Limited which holds the licenses, approvals and key assets such as our mobile application and website that are essential for our business operations, and other variable interest entities established for purposes of holding the shares of certain of our investee companies;

•                  “our Principal VIE” refers to Qunar.com Beijing Information Technology Company Limited;

•                  “qualified click” refers to a user click which occurs when the user is directed to a customer’s website or our SaaS system by clicking on a search result on our website, regardless of whether the user proceeds to make a purchase from the customer, excluding repeating clicks resulting from suspected frauds or mistakes;

•                  “SaaS” refers to our proprietary software-as-a-service, a system on which we host the web outlets for certain travel service providers;

•                  “TEFT” refers to Total Estimated Flight Ticket, which is calculated by dividing flight ticket volume sold on SaaS by qualified flight clicks from SaaS as a percentage of total qualified flight clicks;

•                  “TEHR” refers to Total Estimated Hotel Room Night Stayed volume, which is calculated by dividing hotel room night stayed volume sold on SaaS by qualified hotel clicks from SaaS as a percentage of total qualified hotel clicks;

•                  “VIE” refers to variable interest entities;

•                  “we,” “us,” “our company,” “our” or “Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and variable interest entities;

•                  “web users” refers to users who accessed our website in the preceding 12-month period as of any given date, each being identified by a unique cookie installed on the user’s computer;

•                  “WFOE” refers to our wholly foreign owned enterprise, Beijing Qunar Software Technology Company Limited;

•                  “Zhixin Cooperation Agreement” refers to the cooperation agreement we entered into with Baidu on October 1, 2013;

•                  “Zhixin Platform” refers to the Zhixin platform maintained on the Baidu website, or any successor, derivation or replacement thereof;

•                  “US$,” “U.S. dollars” or “dollars” refers to the legal currency of the United States;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “funds receivable” refers to cash due from third-party on-line payment service providers, net of service fees, for clearing transactions;

•                  “restricted cash”  refers to the cash collected from users and deposited in banks in connection with their payments for Flight TSPs, OTAs and other travel services providers through our mobile or website platform which cannot be used for our operations and is subject to remittance to these customers in a short period of time, and cash deposits in connection with guarantee letters;

•                  “Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and

•                  “Securities Act” refers to the Securities Act of 1933, as amended.

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

•                  our expectations regarding our relationships with our users and customers;

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.                SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of operations data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheets data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements that were included in the final prospectus for our initial public offering filed on October 31, 2013 but are not included in this annual report. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Operations Data:
Revenues:
Pay-for-performance services(*)	104,572	227,328	446,550	772,114	1,666,653	268,616
Display advertising services	15,014	33,334	46,670	63,503	87,894	14,166
Other services(*)	4,296	1,765	8,505	15,305	2,208	356
Total revenues	123,882	262,427	501,725	850,922	1,756,755	283,138
Cost of revenues	(23,086)	(43,682)	(95,787)	(173,395)	(454,902)	(73,317)

Gross profit	100,796	218,745	405,938	677,527	1,301,853	209,821
Operating expenses
Product developments(1)	(28,975)	(83,110)	(187,266)	(319,021)	(774,511)	(124,829)
Product sourcing(1) (**)	—	—	(26,947)	(67,271)	(316,903)	(51,075)
Sales and marketing(1) (**)	(62,481)	(134,246)	(216,853)	(315,506)	(890,861)	(143,581)
General and administrative(1)	(13,418)	(43,135)	(50,574)	(129,209)	(399,914)	(64,454)
Online marketing expense for Baidu Zhixin Cooperation	—	—	—	—	(699,983)	(112,817)
Contract termination loss provision	—	—	—	—	(64,485)	(10,393)
Operating loss	(4,078)	(41,746)	(75,702)	(153,480)	(1,844,804)	(297,328)
Interest income, net	764	1,767	832	4,757	31,329	5,049
Foreign exchange gain (loss), net	430	(33)	(656)	1,469	(20,739)	(3,343)
Other income, net	2	6	363	1,057	4,873	785

Loss before income taxes	(2,882)	(40,006)	(75,163)	(146,197)	(1,829,341)	(294,837)
Income tax expense	(1,492)	(5,945)	(15,950)	(41,092)	(17,560)	(2,830)

Net loss	(4,374)	(45,951)	(91,113)	(187,289)	(1,846,901)	(297,667)

Deemed dividend	—	(31,181)	—	—	—	—

Net loss attributable to ordinary shareholders	(4,374)	(77,132)	(91,113)	(187,289)	(1,846,901)	(297,667)

Loss per share for ordinary shares
Basic and diluted	(0.12)	(0.51)	(0.32)	(0.61)	(5.26)	(0.85)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted	(0.36)	(1.53)	(0.96)	(1.83)	(15.78)	(2.55)
Weighted average number of ordinary shares used in computation:
Ordinary shares:
Basic	36,246,976	151,820,420	281,682,508	—	—	—
Diluted	36,246,976	151,820,420	281,682,508	—	—	—
Class A ordinary shares:
Basic	—	—	—	299,524,536	266,696,495	266,696,495
Diluted	—	—	—	299,524,536	266,696,495	266,696,495
Class B ordinary shares:
Basic	—	—	—	6,403,973	84,713,813	84,713,813
Diluted	—	—	—	305,928,509	351,410,308	351,410,308
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(3,739)	(5,491)	(542)	(16,873)	32,639	5,260

Comprehensive loss	(8,113)	(51,442)	(91,655)	(204,162)	(1,814,262)	(292,407)

Selected Non-GAAP Financial Data:
Adjusted net income (loss) (2)(3)	460	(9,865)	(57,257)	(117,662)	(812,759)	(130,992)
Adjusted EBITDA (2)(4)	4,025	2,771	(24,010)	(51,669)	(743,151)	(119,773)
Adjusted operating income (loss)(2)(5)	756	(5,660)	(41,846)	(83,853)	(810,662)	(130,653)

* Pay-for-performance services also include revenue from group-buying business, which was reclassified from “other services”, as the commission is earned on a pay-for-performance basis. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

** Starting from January 1, 2014, certain expenses we incur to develop, maintain the network of our travel service providers were reclassified from “sales and marketing” expenses to “product sourcing” expenses. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

(1) Share-based compensation expenses were allocated in the operating expenses as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Product developments	2,356	13,546	15,241	20,784	59,884	9,652
Product sourcing	—	—	1,330	2,117	2,958	477
Sales and marketing	1,152	5,471	5,243	5,417	12,565	2,025
General and administrative	1,326	9,437	5,392	35,389	190,963	30,778
Total share-based compensation expenses	4,834	28,454	27,206	63,707	266,370	42,932

(2) See “—Non-GAAP Financial Measures.”

(3) Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., expenses relating to Baidu Transaction, online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.

(4) Adjusted EBITDA is defined as net income (loss) before income tax expense, interest expense, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc., expenses relating to Baidu Transaction, online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.

(5) Adjusted operating income (loss) is defined as operating income (loss) excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., expenses relating to Baidu Transaction, online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.

	As of December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	123,445	148,511	980,129	812,972	131,027
Short-term investments	98,394	521	485,945	—	—
Accounts receivable, net	37,851	45,631	99,892	165,404	26,658
Funds receivable	3,347	30,838	241,122	413,084	66,577
Total current assets	290,546	359,478	2,055,134	1,950,933	314,433
Property and equipment, net	25,058	32,298	45,690	149,307	24,064
Total assets	320,973	392,352	2,124,775	2,267,717	365,489
Total current liabilities	193,020	315,016	704,485	2,366,687	381,440
Total liabilities	196,158	332,610	762,348	2,438,303	392,982
Total mezzanine equity	998,666	998,666	—	—	—
Total shareholders’ (deficit) equity	(873,851)	(938,924)	1,362,427	(170,586)	(27,493)
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	320,973	392,352	2,124,775	2,267,717	365,489

Non-GAAP Financial Measures

To supplement our consolidated financial results presented in accordance with U.S. GAAP, we also use adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess our operating results without considering the impact of expenses relating to non-cash charges, including share-based compensation expenses, depreciation and amortization, expenses relating to free user traffic contributed by Baidu, Inc., and expenses relating to other one-off events including the Baidu Transaction and contract termination loss provision recorded as a result of the legal proceedings between eLong and us, and online marketing expenses incurred in connection with Baidu Zhixin Cooperation. Furthermore, these non-GAAP financial measures eliminate the impact of items that we do not consider to be indicative of the performance of our business.

We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact our results of operations for the period. The following table reconciles our adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss attributable to ordinary shareholders	(4,374)	(45,951)	(91,113)	(187,289)	(1,846,901)	(297,667)
Add:
Share-based compensation expenses	4,834	28,454	27,206	63,707	266,370	42,932
Non-cash expenses relating to free user traffic contributed by Baidu	—	1,200	6,650	5,920	3,304	533
Expenses relating to Baidu Transaction	—	6,432	—	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	—	—	—	—	699,983	112,817
Contract termination loss provision	—	—	—	—	64,485	10,393
Adjusted net income (loss)	460	(9,865)	(57,257)	(117,662)	(812,759)	(130,992)
Add:
Income tax expense	1,492	5,945	15,950	41,092	17,560	2,830
Depreciation and amortization	2,073	6,691	16,876	22,735	52,048	8,389
Interest expense	—	—	421	2,166	—	—
Adjusted EBITDA	4,025	2,771	(24,010)	(51,669)	(743,151)	(119,773)
Operating loss	(4,078)	(41,746)	(75,702)	(153,480)	(1,844,804)	(297,328)
Add:
Share-based compensation expenses	4,834	28,454	27,206	63,707	266,370	42,932
Non-cash expenses relating to free user traffic contributed by Baidu	—	1,200	6,650	5,920	3,304	533
Expenses relating to Baidu Transaction	—	6,432	—	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	—	—	—	—	699,983	112,817
Contract termination loss provision	—	—	—	—	64,485	10,393
Adjusted operating income (loss)	756	(5,660)	(41,846)	(83,853)	(810,662)	(130,653)

In light of the foregoing limitations for each of the non-GAAP financial measures, when assessing our operating and financial performance, you should not consider adjusted net income (loss), adjusted EBITDA or adjusted operating income (loss) in isolation or as a substitute for our net loss, operating loss or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, because these non-GAAP measures may not be calculated in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 24, 2015, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve was RMB6.1930 to US$1.00.

The following table sets forth information concerning the exchange rates in RMB and U.S. dollars for the periods indicated.

	RMB per U.S. Dollar Exchange Rate
	Average(1)	High	Low	Period End
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
2012	6.2990	6.3879	6.2221	6.2301
2013	6.1478	6.2438	6.0537	6.0537
2014	6.1620	6.2591	6.0402	6.2046
October 2014	6.1251	6.1385	6.1107	6.1124
November 2014	6.1249	6.1429	6.1117	6.1429
December 2014	6.1886	6.2256	6.1490	6.2046
2015
January 2015	6.2181	6.2535	6.1870	6.2495
February 2015	6.2518	6.2695	6.2399	6.2695
March 2015	6.2386	6.2741	6.1955	6.1990
April 2015 (through April 24, 2015)	6.2000	6.2152	6.1927	6.1930

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

We have not achieved profitability. We have incurred significant losses in 2014 and may continue to incur significant losses in the future. We may not be able to achieve profitability or avoid net losses in the future. Although our revenues have grown significantly in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to become profitable depends on various factors, including our ability to control our costs and expenses which we expect will increase as we expand our business and invest more in product developments, product sourcing and sales and marketing. For example, we have significantly increased our headcount in 2014 relating to our product sourcing and product development efforts and we may incur additional sales and marketing expenses in the future as our business continuously grows.

We may incur significant losses in the future for a number of reasons, including the significant non-cash expenses we may incur in connection with the exclusive right that Baidu granted to us to operate its new travel platform and the changes in fair value of the warrants we will issue to Baidu pursuant to the business cooperation framework agreement we entered into with Baidu on October 1, 2013, or the Zhixin Cooperation Agreement, and other risks described in this annual report. As long as Baidu’s non-competition undertaking as provided in the Zhixin Cooperation Agreement stays in effect, Baidu has the option to settle all or part of the share warrants (i) by class B ordinary shares at an exercise price of zero, or (ii) by cash for a total price equivalent to the number of underlying Class B ordinary shares issuable under the share warrants and the public offering price of our Class B ordinary shares in our initial public offering. If we utilize the Zhixin traffic in full for 2015 and 2016, and assuming all the warrants are exercisable without any downward adjustment and Baidu chooses to settle all of the then-exercisable warrants in cash after January 15, 2015, 2016 or 2017, we would be required to pay, in aggregate, approximately US$57 million, US$137 million or US$229 million, respectively, to Baidu within three months upon Baidu’s exercise of its warrants in cash, which could materially and adversely, affect our liquidity, financial position and cash flows. We may also need to fund such settlement amount through external borrowings, which might not be available to us on commercially favorable terms and might subject us to restrictive covenants, or equity offerings which may cause dilution to the existing shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel.”

We may further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If our revenues fail to increase at the rate we anticipate, or if our costs and expenses increase at a more rapid rate than our revenues, we may not be able to achieve profitability and may incur greater losses.

If we fail to develop and implement new and updated features and services for our mobile applications to meet market requirements, or if the updated features and services for our mobile application do not gain market popularity, our business may be materially and adversely affected.

An increasing number of our users are using smartphones and other mobile devices to access our services. The emergence and improved functionality of mobile platforms has led to increased usage by consumers of standalone mobile applications to search and purchase travel products. If we are unable to offer innovative, user-friendly, feature-rich mobile applications for our travel services, along with effective marketing and advertising, or if our mobile applications are not used by consumers, we could lose market share to existing competitors or new entrants and our future growth and results of operations could be adversely affected.

The restraints in functionality, speed and memory of mobile devices may reduce user experience in the use of our services through such devices, and the versions of the mobile applications we develop for these devices may fail to prove attractive to users. Manufacturers or distributors of mobile devices may establish unique technical standards for their devices, and our mobile applications and services may not work or be viewable on these devices as a result. As new mobile devices and technologies continue to emerge, it is difficult to predict the challenges we may encounter in developing or adapting new versions of our mobile applications to these devices and technologies and we may need to devote significant resources to the creation, support and maintenance of such mobile applications. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile applications. We cannot assure you that we will be able to use new technologies effectively or adapt our mobile applications, website, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, or if the updated features and services for our mobile application do not gain market popularity, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Implementation and execution risks associated with our transitioning into a one-stop mobile and online commerce travel platform may adversely affect our business and operating results.

Historically, we enjoyed market leading position in the travel industry in China with our unique business model as a search-based travel commerce platform. We are currently transitioning to a mobile and online commerce travel platform which focuses on providing a one-stop solution for our users. Our efforts to execute such transition have required and will continue to require significant efforts and financial resources over an extended period of time. For example, our product development and product sourcing headcount has increased significantly from 2013 to 2014 as a result of our focus on the development of our mobile platform and hotel direct business. While we believe our expertise and investments in technology and our efforts to allocate dedicated personnel in product development and product sourcing provides us with a strong foundation to compete effectively, it is uncertain whether our transition can be successfully implemented or generate the level of revenue we expect. Any execution risks relating to our transition may slow down our growth and could have a material adverse effect on our business, results of operations and financial condition

Our growth may slow down and we may not be able to manage our future growth effectively.

We have experienced rapid revenue growth since the commencement of our operations. Our total annual revenues grew by 69.6%, from RMB501.7 million in 2012 to RMB850.9 million, in 2013 and by 106.5%, to RMB1,756.8 million (US$283.1 million), in 2014. Our web users increased from 187.3 million in 2012 to 234.2 million in 2013 and further to 282.4 million in 2014. While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain users, decreased customer spending, increased competition, slowing growth of the overall online travel market, the emergence of alternative business models, changes in government policies or general economic conditions. As the size of our user base continues to increase, we anticipate that the growth rate of our user base may decline over time. We may also lose users for other reasons, such as failure to deliver satisfactory search results or transaction experiences or high quality services. In addition, even if our user base continues to grow, there can be no assurance that our revenues will grow at the same rate or at all. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected.

We intend to increase our service offerings to achieve future growth. In doing so, we will need to work with a large number of new travel service providers and efficiently establish and maintain mutually beneficial relationships with our existing and new travel service providers. To support our growth, we will also need to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. These efforts will place significant strain on our management and resources, and failures to effectively manage our growth will materially and adversely affect our financial condition and business prospects.

Competition could adversely affect us.

We operate in the highly competitive and rapidly evolving travel industry in China. Our unique business model as a travel commerce platform caused us to maintain a cooperative-competitive relationship with some of our competitors as they are also our travel service providers or even customers. In the online travel sector, we compete primarily with other service providers who also provide online flight and hotel booking services, such as Ctrip.com, or Ctrip, and e-commerce websites, such as the travel channel of Taobao.com. As we entered into the hotel direct business, we are also directly competing with OTAs. We also compete with other travel search providers and traditional travel agencies. Certain current and potential competitors, including OTAs, non-OTA travel service providers, travel channels of general portals, general search engines and e-commerce websites, have a longer history, larger user base, greater brand recognition and significantly greater financial, marketing, personnel, technical and other resources than we have. Intense competition may lead to various unfair competition practices or legal or administrative proceedings brought against us by our competitors. Furthermore, if our competitors merge or consolidate among themselves, we may face increased competition, which could materially and adversely impact our business.

In connection with the Baidu Transaction in July 2011, Baidu agreed not to engage in certain businesses that may cause it to compete with us until Baidu ceases to hold 50% or more of the voting power attaching to our shares or July 2014, whichever is later. In addition, under the Zhixin Cooperation Agreement, Baidu agreed not to engage in certain businesses that may cause it to compete with us until the latest of (i) the termination of the Zhixin Cooperation Agreement, (ii) the termination of our business cooperation agreement entered into with Baidu in July 2011, and (iii) the date on which Baidu holds less than 50% of the voting power attaching to our outstanding shares. Once these non-compete agreements expire and if Baidu decides to enter into the same business as ours, our competitive landscape may change and we may face increased competition. Furthermore, Baidu operates a wide array of business lines under various business units which may operate outside of its control and choose not to abide by the non-competing arrangements between Baidu and us. If such a situation occurs, we may face increased competition and our business and operating results may be materially and adversely affected.

Meanwhile, our platforms display and provide links to information from some of our competitors. Certain travel service providers may block our access to their information or make claims against us alleging that we inappropriately used their information. The comprehensiveness of our search results could be impaired if we are denied access to travel product information from these certain travel service providers. In addition, certain travel service providers may leverage their established reputation or relationships to prevent other travel service providers from becoming our customers, which would limit our ability to generate more revenues.

Our industry is characterized by relatively low fixed costs. New competitors face low entry barriers. In addition, new and enhanced technologies may help new entrants to compete with us. Smaller companies or new competitors may be acquired by, receive investment from or enter into strategic alliances with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may devote greater resources to marketing and promotional campaigns and technological development than us. Furthermore, competition in the PRC online travel industry is intense and from time to time such competition may lead to industry consolidation. If we were to be acquired by or merged with our competitors or other industry players, we may not be able to carry out our strategies as we currently plan and may not be able to realize the value that our shareholders expect us to achieve.

We may also face competition from foreign travel services or travel information providers if they enter the China market by partnering with or acquiring our existing competitors. These foreign competitors may leverage their global brand recognition, broad geographical presence and sophisticated technologies to quickly attract Chinese users who seek travel-related information online. These competitors may also be able to devote greater resources than we can to establish and customize their online travel information platform to satisfy changing user demands and market needs.

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

Our business may be disrupted if we lose the service of our senior management team.

Our success heavily depends upon the continued services of our senior management team. In particular, we rely on the expertise and experience of Mr. Chenchao (CC) Zhuang, our co-founder and chief executive officer. If one or more of our senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior executive officers joins a competitor or forms a competing business, we may lose users, travel service providers, know-how and key professionals and staff members. Each of our senior executive officers has entered into an employment agreement with us. However, if any dispute arises between our senior executive officers and us, we may incur substantial costs and expenses enforcing such agreements in China or we may be unable to enforce them at all.

If we do not continue to innovate and provide attractive products and services to our users, we may not be able to attract and retain a large and active user base and our financial condition and operating results could suffer.

Our success depends on our ability to attract and retain users, which require our continuous innovation to provide features and functions that make our mobile applications and website attractive to users. Participants in the online travel industry are constantly developing new technologies and products and services. If we fail to innovate and improve our technology at a competitive pace, we may lose users to our competitors. Constantly changing user preferences have affected and will continue to affect the online travel industry. We must stay abreast of emerging user preferences and be able to anticipate trends that will appeal to existing and potential users. We have developed products and services, such as itinerary management tools and location-based services, that are relatively new to users and they may not be able to achieve popularity. If we fail to constantly tailor our products and services to accommodate our users’ changing needs and preferences, we may lose users. Decreases in our user traffic would significantly affect our business, resulting in fewer transactions, which would materially and adversely affect our financial condition and operating results.

We may not be able to adequately monitor or ensure the service quality of travel service providers, and increases in user dissatisfaction with travel service providers could materially and adversely affect our results of operations.

Substantial demand has been, and will continue to be, placed on our operational, technological and other resources to ensure that our travel service providers provide high-quality travel products and services to our users on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Although we do not have a legal obligation to ensure the quality of the travel products and services provided by our travel service providers, our reputation, brand and user experience are negatively affected if the travel service providers fail to provide high quality travel products to our users. We have established a user service center with a dedicated team to handle user complaints against travel service providers and to monitor the performance of travel service providers on a regular basis. We also screen our travel service providers by reviewing copies of their requisite licenses and permits prior to including them in our search results. However, we cannot ensure that our travel service providers will not fail to provide quality products and services to our users. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all of the licenses and permits required for them to provide travel products to consumers.

Our ability to control the service quality of travel service providers is limited, and the actions we take to monitor and ensure quality products and services from the travel service providers may be inadequate in timely discovering and remedying quality issues, many of which are beyond our control. There have been user complaints against us due to the failure of travel service providers to provide satisfactory travel products or services. If our users are dissatisfied with the travel products and services provided by our travel service providers, they may reduce their use of, or completely forgo, our mobile or website platform, and in certain rare cases, demand refunds from us for their payments to the travel service providers. Increases in user dissatisfaction with travel service providers could reduce our user traffic and materially and adversely affect our results of operations.

Merger, acquisitions, investments and strategic alliances could result in operating difficulties, dilution and other harmful consequences.

We from time to time evaluate and enter into discussions regarding a wide array of potential long-term investments, merger or acquisition transactions. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating with another company or integrating an acquired company, business, asset or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks include:

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

•                  potential significant impairment losses related to goodwill and other intangible assets acquired or investments in other businesses;

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

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and expenses and harm our business generally. If we use our equity securities to pay for acquisitions, we may dilute the value of your ADSs and the underlying Class B ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions and investments may also lead to significant amortization expenses related to intangible assets, impairment charges or write-offs.

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

The Internet industry in China has recently experienced a general increase in consolidation activities.  As a result, there is also a general increase in rumors and speculations as to potential consolidation activities in the Internet industry in China, including in the online travel industry in China in general or involving us specifically.  Any such rumors and speculations, whether or not they are substantiated or involving the online travel industry in China or us, may lead to fluctuations in the price of our ADSs that are not related to our operating performance or business.

Any rumors and negative publicity about us or our affiliates may adversely affect our brand, public image and reputation, which may seriously harm our ability to attract users, customers, business partners and other market participants, and result in material adverse impact on our business, results of operations and prospects.

Our business depends on maintaining the trust of users, customers, business partners and other market participants. Rumors or negative publicity about us, our products and developments, our financial results or our market position, spread through the media, communications among market participants, Internet postings or otherwise, even if factually inaccurate, could adversely damage our brand, public image and reputation, seriously harm our ability to attract users, customers, business partners and other market participants, and result in a material adverse impact on our business, results of operations and prospects.

Difficulties in developing new service offerings may negatively affect our business, financial condition and results of operations.

As part of our growth strategy, we intend to develop and offer new services to satisfy the evolving needs of our users and customers. In 2011 and 2012, we launched travel group-buying services and new hotel promotion services, such as “last-minute sale” promotion. In 2013, we launched New Destination services for mobile users. We also launched designated car services for pickup and drop off to and from airports, train stations and tourist attraction sites as well as other travel-related ground transportation services covering over 155 cities in China as of March 31, 2015. Starting from the fourth quarter of 2014, we began to establish limited merchant business relationships with selected travel service suppliers, particularly for our vacation package products and hotels in popular destinations and during peak seasons, in order to secure adequate supplies for our users. In such merchant business relationships, we purchase hotel room bookings before selling them to our customers and thereby incur inventory risk for any such bookings that remain unsold.

New services we offer and may offer in the future present operating, marketing and regulatory challenges that are different from those we currently encounter. Certain new service offerings, such as our car services business, may be subject to on-going PRC regulatory oversight. In addition, the market for some of these new services, such as the group buying services, is highly competitive due to a number of factors, such as the relatively low barriers to entry, the continued growth of e-commerce in China and the growing acceptance of online shopping by Chinese internet users. If we fail to successfully develop and operate these new services in an increasingly competitive market, we may not be able to capture the growth opportunities associated with these new services or recover the development and marketing costs, and our future results of operations and growth strategies could be materially and adversely affected.

The proper functioning of our platform is essential to our business. Any failure to maintain the satisfactory performance and security of our platform will materially and adversely affect our business operations, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our mobile applications, website and SaaS system are critical to our ability to attract and retain users and provide quality service to our users. Any system interruptions caused by our servers, telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our mobile platform, website or SaaS system would reduce the number of users visiting our mobile platform and website. Some of the telecommunications carriers have system constraints which can affect our user experience. For example, if a large number of users use the same telecommunications carrier at the same time for services requiring a large amount of data transmission, the users could experience reduced speed or other technical issues due to the carrier’s capacity restraints. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, or other potential disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and process user queries. We may also experience interruptions caused by reasons beyond our control such as power outages. Unexpected interruptions could damage our reputation and result in a material decrease in our revenues.

In addition, our internet systems, including our mobile applications, website and SaaS system, could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our mobile applications, website and other internet systems and introduce new versions of software products and applications. The occurrence of errors in any of these may cause us to lose market share, damage our reputation and brand name and materially and adversely affect our business.

If we fail to adopt new technologies or adapt our platform to changing user requirements, increasing traffic or emerging industry standards, our business may be materially and adversely affected.

The online travel industry is subject to rapid technological changes. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile platform and website. The online travel industry is also characterized by rapid technological changes, changes in user requirements and preferences and the introduction of new travel products and services embodying new technologies that could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of websites and other proprietary technology entails significant technical and business risks. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our travel products, services or infrastructure. We may not be able to use new technologies effectively or adapt our mobile platform, website, proprietary technologies, transaction-processing systems and management systems to user requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.

We have a proprietary software system that supports nearly all aspects of our service. Our business may be harmed if we are unable to upgrade our system and infrastructure fast enough to accommodate increasing traffic levels or to avoid obsolescence, or successfully integrate any newly-developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor user experience, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose users and customers. Additionally, we will continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our system may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis or at all. If our existing or future technology infrastructure does not function properly, it could cause system disruptions and slow response times that affect data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We may be unable to establish, maintain and deepen relationships with customers.

Our ability to attract users to use our mobile platform and website depends in large part on providing a comprehensive set of query results. To do so, we maintain relationships with customers to include their travel product data in our query results. The loss of existing relationships with customers, or an inability to continue to add new ones, may result in search results with incomplete pricing, availability and other information important to our users. This deficiency could reduce users’ confidence in the query results we provide, making us less popular among our users.

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

Brand name hotels from major hotel chains comprise of a significant portion of the hotel choices offered on our platforms. A loss of any one of these hotel chains as a customer, or a loss of any one of these chains as a provider of travel information to OTAs, could have a negative impact on our business, financial condition or results of operations. As we entered into the hotel direct business by offering consumers hotel products that are sourced directly by us, we will need to maintain and strengthen relationships with over 200,000 independent hotels as our customers and also to attract additional independent hotels. If we fail to attract or maintain those independent hotels as our customers, our growth prospects may be adversely affected.

In addition, we will need to maintain and strengthen relationships with our OTAs that are our existing customers and establish new customer relationships with other OTAs and travel service providers to ensure that we have access to a steady supply of travel product information on favorable commercial terms. However, we may not be able to successfully maintain or strengthen the relationships with some of our existing OTA customers. We also cannot assure you that we will be able to identify appropriate OTAs and other travel service providers or enter into arrangements with them on favorable terms, if at all. Moreover, as part of our growth strategy, we plan to further expand our service offerings. If we fail to establish new customer relationships on favorable terms or our new service offerings fail to attract new customers due to any reason, the growth of our business may also be materially and adversely affected.

If the fragmented travel market in China becomes consolidated, our business model may lose value.

China’s size and population, imbalanced economic development and differences in consumer behavior across the country have created a highly complex, fragmented and diverse travel market. According to the China National Tourism Administration, there were 24,944, 26,054 and 26,650 travel agencies in China in 2012, 2013 and 2014, respectively. A majority of travel agencies tend to be unaffiliated and small, local office operations. Users must work with a large number of small, independent travel service providers either directly or through a network of OTAs, both of which can be difficult to manage. Such a fragmented travel market has caused difficulties for travelers to obtain comprehensive travel information while creating opportunities and value for our business model as a consolidator of travel information from those travel service providers. If, however, travel service providers start to form alliances, or merge or consolidate among themselves, there will be fewer but larger travel service providers, which would make comprehensive travel information more readily available to users. If that happens, our business model may lose its value, and our business prospects, financial condition and results of operations may be adversely affected.

We are dependent on the leisure travel industry for a significant portion of our revenues.

Historically, revenues from the leisure travel industry accounted for a significant portion of our total revenues. We expect that it will continue to represent a significant portion of our total revenues in the near future. Leisure travel, including leisure airline tickets, hotel room reservations, vacation packages and tours, attraction tickets, among others, is dependent on personal discretionary spending levels. Demand for leisure travel services tends to decline, during general economic downturns and recessions. Although the Chinese leisure travel industry has experienced rapid growth in the past decade. any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operation. Furthermore, our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrence of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather. Reduction in our revenue from the leisure travel industry could materially and adversely affect our financial condition, operating results and business prospects.

We may be unable to maintain or increase our brand awareness and preference.

We have developed our user base primarily through word-of-mouth recommendations and have in the past incurred limited brand promotion expenses. We believe that the recognition and reputation of our “Qunar (去哪儿)” brand among our target users and travel service providers have contributed significantly to the growth and success of our business. User awareness, perceived quality and attributes of the “Qunar” brand are important aspects of our efforts to attract users to our mobile platform and website. Maintaining and enhancing our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

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

Since some of our competitors may have more resources than we do, and can spend more in advertising their brands and services, we may be forced to spend considerable money and other resources to preserve and increase our brand awareness. Should the competition for top-of-mind awareness and brand preference increase among online travel search companies, we may not be able to successfully maintain or enhance the strength of our brand. Even if we are successful in our branding efforts, such efforts may not be cost effective. If we are unable to maintain or enhance user and customer awareness of our brand in a cost effective manner, our business, results of operations and financial condition could be adversely affected.

We are subject to payment-related risks.

We enable our users to make and our customers to accept payments through our SaaS system by working with banks as well as various third-party online payment service providers. Because we rely on external parties to provide payment processing services, including processing payments made with credit cards and debit cards, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We may be subject to human error, fraud and other illegal activities in connection with banks and third-party online payment services.

In addition, we allow users to keep small amounts of account balance with us and transfer money to third parties on our SaaS system. We are subject to risks related to user account abuse, human error, fraud and other illegal activities in connection with the user accounts. If our data security systems are breached or compromised, we may lose our ability to keep user account balances, accept credit and debit card payments from our users or process funds transfers, and we may be subject to claims for damages from our users and third parties, all of which could adversely and materially affect our reputation as well as our operating results.

Failure to protect confidential information of our users and network against security breaches could damage our reputation and substantially harm our business and results of operations.

We acquire personal or confidential information from users. The secure transmission of confidential information (such as users’ itineraries, hotel and other reservation information, credit card numbers and expiration dates, personal information and billing addresses) is essential to maintaining user confidence. Security breaches or cyber-attacks to our system, particularly the SaaS system, whether coming from internal or external sources, could significantly harm our reputation and business and expose us to monetary loss or litigation. In recent years, the risks that we face from cyber-attacks have increased significantly. Some of these attacks may originate from well-organized, highly skilled organizations. Any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information or user, customer or employee personal data or the disruption of services we provide to our users and customers.

Although we continuously strengthen our security measures, we cannot assure you that external attacks will not occur in the future or that our existing security measures will prevent security breaches or attacks. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any incident of security breach may affect the accessibility of our mobile platform and website, which could cause us to lose substantial user traffic and transaction volume. The risk of such security breaches is likely to increase as we grow and as the tools and techniques used in these types of attacks become more advanced. Meanwhile, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which our users make payment for transactions completed on our SaaS system. Although we do not believe that we will be held responsible for any illegal activities of third parties, any negative publicity about our platforms’ safety or privacy protection mechanism or policy could have a material and adverse effect on our public image and reputation. If we grant third parties greater access to our technology infrastructure in the future to provide more technology assistance to or other technical cooperation with travel service providers and others, it may be more challenging for us to ensure the security of our SaaS system. Any security breach of our system or compromise of the information security measures of our travel service providers and other third-party service providers could result in negative publicity, damage our reputation, expose us to risk of monetary loss or litigation and even subject us to regulatory penalties and sanctions, any of which could have a material and adverse effect on our reputation, business, financial condition and results of operations.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We principally rely on trade secrets to protect our technology and know-how. We have devoted substantial resources to the development of our technology and know-how. In order to protect our technology and know-how, we rely significantly on confidentiality agreements or provisions with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information and, in such cases, we would not be able to assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

We regard our intellectual property as critical to our success, and we rely on trademark, trade name, copyright, patent, trade secret and anti-unfair competition law, as well as confidentiality and/or license agreements, to protect our proprietary rights. The protection of intellectual property rights in China may not be as effective as that in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs, diversion of resources and management attention. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition.

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

In 2009, Guangzhou Qu Na Information Technology Co., Ltd., or Guangzhou Qu Na, an unaffiliated third party, launched and operated “quna.com”, a “copycat” of our website “qunar.com”. From September to October 2009, Guangzhou Qu Na filed oppositions against all our trademark applications for our online travel-related service brands that had been preliminarily approved by the PRC Trademark Office. In April 2011, we filed a lawsuit against Guangzhou Qu Na over its unfair competition with the Guangzhou Intermediate People’s Court. The PRC Trademark Office ruled in our favor in each of the eight trademark oppositions that Guangzhou Qu Na filed against us in the period from October 2011 to February 2012. In June 2013, Guangzhou Intermediate People’s Court issued a judgment largely in our favor, ordering Guangzhou Qu Na to cease using “,” “,” “,” and “quna.com” as its service marks, and cease using and transfer to us the domain names of “quna.com,” “123quna.com,” and “mquna.com.” Guangzhou Qu Na and we each filed an appeal against each other with the Guangdong Higher People’s Court on June 20, 2013 on this judgment. In April 2014, Guangdong Higher People’s Court issued a final judgment which partially overturned the original verdict by ruling that Guangzhou Qu Na may continue to hold and use the domain names of “quna.com”, “123quna.com” and “mquna.com” as long as it ceases using “,” “,” “,” and “quna.com” as its service marks. While we intend to vigorously pursue our legal rights in PRC courts, we may not be able to obtain or enforce favorable rulings in China in a satisfactory manner. “Copycat” mobile applications and websites may misappropriate, dilute, or damage our brand and the functionality of our mobile applications and website and misdirect user traffic from our mobile applications or website, which could adversely affect the growth of our user base. In addition, any measures that we may take to protect our right may require us to expend significant financial or other resources and may divert management attention. Any of these factors may have material adverse effect on our business.

Claims by third parties that we infringe on their intellectual property rights or that our platforms or travel service providers’ web outlets hosted by us contain errors or false or misleading information could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, results of operations and financial condition.

We cannot be certain that our operations or certain aspects of our business do not or will not infringe upon patents, copyrights, know-how or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings, claims or government administrative actions relating to the intellectual property rights of others, including alleged infringement by certain of our technology upon third parties’ patents. For example, our group buying channel may contain pictures that infringe upon the copyrights of third parties, and our platforms may contain other parties’ proprietary information such as hotel reviews. If we are found to have infringed on the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Meanwhile, our platforms and travel service providers’ web outlets hosted by us contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any contents accessible on our platforms infringe upon the intellectual property rights of any third parties or contain errors or false or misleading information, third parties or our users could take actions against us for such contents or their use of such contents. Any claims, with or without merit, could be time-consuming to defend, result in litigation and divert management’s attention and resources.

In addition, user-generated content on our platforms may contain or provide links to information that infringes on the copyrights or other intellectual property rights of third parties or violates applicable rules or regulations in relation to censorship, or we may use the user-generated content in a way that infringes upon the rights of the users or third parties. Our copyright policies and user agreements prohibit users from illegally uploading copyright-protected content to our platforms. However, the above measures may not be sufficient to eliminate the risk of infringing or illegal material being posted or linked to on our plaforms. Claims by third parties or actions taken by the government over infringing or illegal materials hosted or linked to on our platforms could result in significant costs and have a material adverse effect on our business, results of operations or financial condition.

We may be the subject of unfair competition, harassment, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, users and revenues.

We have been, and in the future may be, the target of unfair competition, harassment or other detrimental conduct by third parties. For example, in early 2013, we were subject to negative publicity claiming that certain brand-name hotel chains discontinued business relationships with us due to unauthorized discounts offered by our travel service providers, and such negative publicity could for a certain period of time adversely affect our users’ perception of the availability of certain brand-name hotel chains in our search results. Allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. In addition, such conduct includes complaints, anonymous or otherwise, to regulatory agencies regarding our alleged unfair competition activities in the online travel service sector. We have been, and in the future may continue to be, subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, users, advertisers and revenues.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees. Such misconduct includes intentional failures to comply with laws, regulations and industry standards, which could result in regulatory sanctions and cause harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Furthermore, even if no actions are instituted against us for the misconduct of our employees, we may be exposed to negative publicity that may have a material adverse effect as to our business, brand and reputation.

We may become the target of antitrust legal claims.

As the leading mobile and online commerce platform for the travel industry in China, we may receive close scrutiny from government agencies under PRC antitrust laws, which also provide private rights of action for competitors or users to bring antitrust claims against us. If we do not prevail in any antitrust lawsuits or administrative proceedings initiated against us by private parties or government agencies, we may face confiscation of unlawful gains, heavy fines and various constraints on our business. These constraints may include forced termination of any agreements or arrangements that are determined as in violation of antitrust laws, compulsory disposal of relevant business and limitation on certain operation practices, which may limit our ability to continue to innovate, diminish the appeal of our services and increase our business operation costs. Such constraints may enable our competitors to develop websites, products and services that mimic the functionality of ours, which could result in decreased popularity of our platforms among users. Consequently, our business, financial condition and results of operations may be materially and adversely affected.

Baidu will be able to control the outcome of a large number of shareholder actions in our company.

As of March 31, 2015, Baidu holds 51.4% of our total outstanding ordinary shares, representing approximately 68.7% of our voting power due to our dual-class ordinary share structure. In addition, we have issued to Baidu warrants to acquire 45,800,000 Class B ordinary shares. As long as Baidu’s non-competition undertakings discussed below are not terminated, Baidu has the option to settle all or part of the share warrants by share at the exercise price of zero, or by cash for a total price calculated based on the number of underlying Class B ordinary shares issuable under the share warrants and the public offering price of our Class B ordinary shares in our initial public offering. See “—We are subject to risks associated with the warrants to be issued to Baidu in connection with the Zhixin Cooperation Agreement.” As long as Baidu holds a majority of our voting power, it has the ability to control shareholder actions through ordinary resolutions under Cayman Islands law, our amended and restated memorandum and articles of association and NASDAQ requirements. Baidu will have sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares.

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

If our customers choose to reduce or eliminate the fees they pay us, or chose to terminate existing relationships with us, our results of operations could be materially and adversely affected.

We derive revenues primarily from fees paid by our customers, most of whom are our hotel suppliers under the hotel direct programs, and Flight TSPs, including airlines, and to a lesser extent, from display advertisements. We rely on hotel suppliers to provide us with rooms at discounted prices for our hotel direct business. However, we cannot assure you that the hotels participating in our hotel direct business will renew our contracts in the future on favorable terms or terms similar to those we currently have agreed. The hotels participating in our hotel direct business may reduce the commission rates on bookings made through us. In addition, we do not have long-term contracts with most of our Flight TSPs, some of which are major airlines that allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. In the past, airlines have from time to time reduced their base commission rates on tickets booked and sold through us, which negatively affected our revenues from flight tickets in the relevant periods. We cannot assure you that any of these airlines will continue to have supplier relationships with us or pay us commissions at the same or similar rates as what they paid us in the past. The loss of customer relationships or adverse changes in major business terms with our customers would materially impair our operating results and financial condition.

In addition, our customers and advertisers may not continue to do business with us if their investment does not generate expected businesses and attract consumers, or if we do not deliver their travel product information in our search results in an appropriate and effective manner. Third parties may develop and use certain technologies to block the display of advertisements on our mobile applications or website, which may in turn cause us to lose advertisers. Failure to retain our existing customers and advertisers or to attract new customers and advertisers could seriously harm our business, operating results and growth prospects.

We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.

Conflicts of interest may arise between Baidu and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

Business cooperation arrangements. In 2013 and 2014, approximately 51% and 45%, respectively, of our web user traffic came from various channels through Baidu, including Baidu’s web page search service, directory navigation site and map service. During the same periods, 16% and 35%, respectively, of our web user traffic from Baidu was purchased by us, and 84% and 65%, respectively, was redirected to us free of charge, including both user traffic from organic search results and user traffic redirected to us pursuant to our business cooperation agreement and other related agreements with Baidu prior to our initial public offering. In addition, we entered into the Zhixin Cooperation Agreement with Baidu in October 2013, pursuant to which we are granted an exclusive right to operate Baidu’s new travel platform and are guaranteed a certain minimum number of page views generated from the users of such new travel platform for an initial term starting from November 21, 2013, which was the 15th day after the consummation of our initial public offering, until the end of 2016, subject to an automatic renewal for seven years unless otherwise agreed by both parties. Although we have been less reliant on Baidu and Zhixin Platform for web traffic starting from the fourth quarter of 2014, so long as Baidu continues to have 50% or more of our voting power, we may not be able to bring a legal claim against Baidu in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

In addition, the implementation of certain provisions of the Zhixin Cooperation Agreement, such as the method for calculating traffic statistics and the tracking system adopted to calculate the benchmark revenue, are subject to further discussions and agreement between us and Baidu, which may not be resolved on favorable terms to us. Furthermore, the Zhixin Cooperation Agreement provides that any dispute should be resolved through arbitration in Hong Kong, provided that we and Baidu have agreed to submit any claim of breach of the agreement to a review committee, which shall be composed of (i) two members from Baidu’s senior management who are not in charge of the products concerned by the Zhixin Cooperation Agreement and (ii) one independent director from us. The review committee may decide that a breach of the agreement has occurred by a simple majority vote and upon such a decision, we shall remedy the breach within the timeframe provided in the Zhixin Cooperation Agreement. If we are determined to breach the agreement and fail to remedy the breach within one month of Baidu’s written notice, Baidu is entitled to exercise any issued warrants that are exercisable or would become exercisable in the six months following the termination had the performance of the agreement continued as originally agreed. If we are determined to breach the agreement and such breach materially and adversely affects the interests of Baidu, Baidu is entitled to receive a cash amount equal to three times the larger of (A) the value amount of the warrants already exercisable or exercised plus the revenue Baidu is entitled to receive under this agreement; and (B) the value amount of the remaining issued warrants held by Baidu.

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

Further, an individual appointed by Baidu, or the Baidu nominee, holds 60% of the equity interest in our Principal VIE. When any conflict of interests between Baidu and us arises, we cannot assure you that Baidu’s nominee will act completely in our interests or that conflicts of interest will be resolved in our favor. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Our business is sensitive to general economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Since we derive, and expect to continue to derive, our revenues almost entirely from China, and both the leisure travel market and the advertising industry tend to be cyclical and are particularly sensitive to overall economic conditions, our business and prospects may be affected by economic conditions in China. We cannot assure you that reductions in leisure travel spending will not occur, or will not decrease from current levels. A decline in the economic prospects of travelers or advertisers or the economy in general could reduce leisure travels and the needs for our services, and may also alter current or prospective advertisers’ spending priorities. Therefore, any prolonged slowdown in the global or China’s economy may lead to a reduction in both leisure travel activities, which could materially and adversely affect our financial condition and results of operations. In addition, the weak economy could erode investors’ confidence, which constitutes the basis of the credit markets. Renewed financial turmoil affecting the financial markets, banking systems or currency exchange rates may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all, which could also materially and adversely affect our business, results of operations and prospects.

We have no insurance coverage, which could expose us to significant costs and business disruption.

As the insurance industry in China is still in an early stage of development, insurance providers in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, key-man life insurance, or any insurance policies for our properties. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources. Due to our lack of insurance coverage, if we encounter any accident or interruption to our business, key personnel or major properties for any reason, our business, financial condition and results of operations could be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, or the outbreak of avian influenza (including H5N1, H7N9 and H9N2 subtypes), severe acute respiratory syndrome, or SARS, or another epidemics. In the recent years, Ebola virus disease broke out in West Africa, with a number of people having died of the disease in countries such as Guinea, Sierra Leone and Liberia. There are also cases of patients diagnosed with Ebola in the United States and Europe. Any of such occurrences could cause severe disruption to normal leisure travel patterns and levels and hence reduce users’ travel interest and their needs for our services. Our operations could also be severely disrupted if our travel service providers or advertisers were affected by such natural disasters or health epidemics. The leisure travel industry is also sensitive to other events beyond our control, such as worker shortages, work stoppages or labor unrest at any of the major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and terrorist attacks, any of which could have an impact on our business, financial condition and results of operations.

Our business could be negatively affected by changes in general search engine algorithms and dynamics or termination of traffic-generating arrangements.

Since the third quarter of 2009, we have made significant use of internet search engines, principally through participation in search engine optimization and the purchase of travel-related keywords, to generate traffic to our platforms. Approximately 45% of our web user traffic in 2014 resulted from searches initially entered on general search engine websites, primarily the search service of Baidu. Search engines, such as Baidu and Google, frequently update and change the logic that determines the placement and ordering of results of a user’s search, which may reduce the effectiveness of the keywords we have purchased. If a major search engine, such as Baidu and Google, changes its algorithms in a manner that negatively affects the search engine ranking of our platforms, or changes its pricing, operating or competitive dynamics to our disadvantage, our business, results of operations and financial condition could be adversely affected.

We also enter into commercial traffic-generating arrangements with various service providers such as Baidu, Google and Tencent. Approximately 48% of our web user traffic in 2014 was from paid traffic-generating services. Any loss or impairment of one or more of our traffic-generating services or arrangements, especially the ones we have with Baidu, could significantly reduce our user traffic and have a material and adverse impact on our operating results.

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

We believe that our current cash and cash equivalents, and anticipated cash flow from operations, will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We entered into a revolving credit facility agreement with Baidu with a principal amount of US$300 million on February 27, 2014. The agreement has a term of three years with an interest rate of 90% of the benchmark lending rate published by the People’s Bank of China. We drew down an amount of RMB507 million from this facility on March 12, 2015.  If this credit facility is terminated prior to its expiration date, we would lose a significant financing source, we may not be able to replace it promptly, or on similar terms, or at all, and our business and result of operations may be adversely affected.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of the PRC, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the PRC government has pledged to improve the Internet infrastructure in China as part of its stimulus package introduced in the first quarter of 2009, a more sophisticated internet infrastructure may not develop in China. We, or our users, may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed. Moreover, if we are not able to renew service agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers on commercially reasonable terms or at all, the quality and stability of our services may be adversely affected.

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

Pursuant to the Zhixin Cooperation Agreement that we entered into with Baidu on October 1, 2013, we issued to Baidu certain share warrants on November 21, 2013. The issuance and exercise of such warrants to be issued to Baidu may have a material impact on our capital structure, financial condition and results of operations. For example:

•                  the warrants issued to Baidu are exercisable for our Class B ordinary shares at an exercise price of zero, which would result in immediate and substantial dilution of the net tangible book value per ordinary share on our shareholders at that time if Baidu chooses to settle the warrants for shares. Assuming all the warrants are exercisable and Baidu chooses to settle all of them for Class B ordinary shares, Baidu would acquire an additional 45,800,000 Class B ordinary shares, subject to adjustment as provided in the Zhixin Cooperation Agreement, to further increase its shareholding in us.

•                  the warrants issued to Baidu are also exercisable in cash. As long as Baidu’s non-competition undertaking as provided in the Zhixin Cooperation Agreement is in effect and assuming all the warrants are exercisable without any downward adjustment and Baidu chooses to settle all of the then-exercisable warrants in cash after January 15, 2015, 2016 or 2017, we would be required to pay, in aggregate, approximately US$57 million, US$137 million or US$229 million, respectively, to Baidu within three months upon Baidu’s exercise of its warrants in cash, which could materially and adversely affect our liquidity, financial position and cash flows.

For the period from October 1, 2013 to December 31, 2013, the Cooperation Platform was in the testing phase and therefore no meaningful traffic was generated. The Cooperation Platform was officially launched on January 1, 2014 and the services pursuant to the Zhixin Cooperation Agreement commenced on the same day. For the year ended December 31, 2014, we incurred marketing expenses of RMB700 million related to the Baidu Zhixin Cooperation. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel.”  As this amount is linked to the warrants issued to Baidu, if our share price continues to increase, the amount could continue to increase too and could materially and adversely affect our liquidity, financial condition and net equity.

Risks Related to Our Corporate Structure

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” separately issued by the State Council, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Arrangements With Our Consolidated Variable Interest Entities and Their Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Baidu is our controlling shareholder. Whether we will be considered as ultimately controlled by Chinese parties relies on whether Baidu will be considered as ultimately controlled by Chinese parties. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. The provision of internet content services (except for e-commerce), is subject to the foreign investment restrictions or prohibitions set forth in the “negative list” issued. If the enacted version of the Foreign Investment Law mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online advertising services. Specifically, foreign ownership in an internet content provider or other value-added telecommunications service provider may not exceed 50%. We are a Cayman Islands corporation and a foreign person under Chinese laws. Due to the foreign ownership restrictions on these businesses, we conduct part of our business through contractual arrangements with our VIEs in which we do not own any equity interests. Our Principal VIE and its subsidiaries hold the licenses, approvals and key assets such as our mobile platform and website that are essential for our business operations.

In the opinion of our PRC counsel, our current ownership structures, the ownership structure of our wholly-owned subsidiary and our VIEs, the contractual arrangements among us, Beijing Qunar Software Technology Company Limited, i.e., our WFOE, our VIEs and their shareholders are in compliance with all existing Chinese laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to the opinion of our Chinese legal counsel.

If we and our VIEs and their subsidiaries are found to be in violation of any existing or future Chinese laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of our VIEs and their subsidiaries, revoking our business licenses or the business licenses of our VIEs and their subsidiaries, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our VIEs and their subsidiaries to discontinue any portion or all of our internet content provision or advertising businesses. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our VIEs and their shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

Since PRC law limits foreign equity ownership in internet and other related business in China, we operate our internet and other related businesses through our Principal VIE and its subsidiaries. We have no equity ownership interest in our Principal VIE or its subsidiaries and rely on contractual arrangements with our Principal VIE to control and operate such businesses. Such contractual arrangements include (i) a Restated Exclusive Technical Consulting and Services Agreement which will continue to be in effect until terminated by the WFOE, (ii) a Restated Loan Agreement which shall continue indefinitely until such time as (a) the Baidu nominee and Mr. Chenchao (CC) Zhuang receive a repayment notice from the WFOE and the Baidu nominee and Mr. Chenchao (CC) Zhuang fully repay the loans, or (b) an event of default (as defined therein) occurs unless the WFOE sends a notice indicating otherwise within 15 calendar days after it is aware of such event, (iii) a Restated Equity Option Agreement which will remain effective with respect to each of our Principal VIE’s shareholders until all of his or her equity interest has been transferred or we terminate the agreement unilaterally with 30 days’ prior written notice, (iv) an Equity Interest Pledge Agreement which became effective upon registration and will expire when all obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement have been satisfied, or the pledgee completes a transfer of equity interest pursuant to the aforementioned equity option agreement so that it no longer holds any equity interest in our Principal VIE, and (v) Powers of Attorney which will remain in full force and effect until the Baidu nominee or Mr. Chenchao (CC) Zhuang, as the case may be, no longer holds any equity interest in our Principal VIE. Most of the contractual arrangements are effective until we or the WFOE, in our sole discretion, terminate such contractual arrangement or exercises the rights granted thereunder. See “Item 4. Information on the Company—C. Organizational Structure” for more details about such contractual arrangements.

We also hold the shares of certain of our investee companies through other VIEs. We maintain control and operate the business of such VIEs through similar contractual arrangements. These contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. For example, our Principal VIE may fail to take actions required for our operations or fail to maintain our mobile platform or website despite its contractual obligation to do so. In addition, we cannot assure you our VIEs’ shareholders would always act in our best interests.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business and financial condition.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may incur substantial costs and expend substantial resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the equity option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we might have to take legal action to compel them to perform their respective contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. However, the legal system in the PRC, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. These uncertainties under the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, our ability to conduct our business may be negatively affected and our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation.

Shareholders of our VIEs may have potential conflicts of interest with us, which may affect the performance and renewal of our contractual arrangements with our VIEs and materially and adversely affect our business and financial condition.

Mr. Chenchao (CC) Zhuang and the Baidu nominee are the shareholders of our Principal VIE. Mr. Zhuang is our chief executive officer and holds 40% of our Principal VIE’s voting power. Conflicts of interest between his duties to our company and our Principal VIE may arise. As Mr. Zhuang is a director and executive officer of our company, he has a duty of loyalty and care to us under Cayman Islands law. We cannot assure you, however, that when conflicts of interest arise between us and our Principal VIE, Mr. Zhuang will act completely in our interests or that the conflicts of interest will be resolved in our favor. Mr. Zhuang could violate his employment agreement with us or his legal duties by diverting business opportunities from us to others. If we cannot resolve the conflicts of interest between us and Mr. Zhuang, we would have to resort to legal proceedings, which could result in disruption of our business. The Baidu nominee holds 60% of our Principal VIE’s equity interest. The Baidu nominee does not have any employment contract with us, nor does he owe any legal duty to us other than the contractual obligations in connection with our Principal VIE.

In addition, nominees of our VIEs, including those of our Principal VIE, may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our affiliated PRC entities and receive economic benefits from them. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and Cayman Islands laws in respect of any conflict relating to corporate governance.

We may lose the ability to use and enjoy assets held by our VIEs or their subsidiaries if our VIEs or their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Certain of our VIEs and their subsidiaries hold assets that are important to our business operations. Our contractual arrangements with our VIEs contain terms that specifically obligate the shareholders of our VIEs to ensure the valid existence of the VIEs and that the VIEs may not be voluntarily liquidated. However, in the event the shareholders breach this obligation and voluntarily liquidate the VIEs or cause the VIEs to liquidate any of their subsidiaries, or the VIEs or any of its subsidiaries declares bankruptcy, and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or any of their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our affiliated PRC entity may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements between our WFOE and our VIEs were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by: (i) increasing our VIEs’ tax expenses without reducing the WFOE’s tax expenses, which could subject our VIEs to late payment fees and other penalties for under-payment of taxes; and/or (ii) resulting in our WFOE’s loss of its preferential tax treatment. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated PRC entities for underpaid taxes. Our results of operations may be adversely affected if our affiliated PRC entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in the PRC

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which have had the effect of slowing the growth of credit availability. In 2008 and 2009, however, in response to the global financial crisis, the PRC government has loosened such requirements. Although the Chinese economy has grown significantly in the past decade, that growth may not continue and any slow-down may have a negative effect on our business. Since 2012, the growth of the Chinese economy has slowed. The overall Chinese economy affects our profitability, since expenditures for travel may decrease in a slowing economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China and investment in the travel industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

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

The PRC government extensively regulates the Internet and related industries, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet and other related industries. internet-related laws and regulations in China are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

•                  We do not own the mobile platform or websites, due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. As a result, we only have contractual control over our mobile platform and websites. This may significantly disrupt our business, subject us to sanctions, compromise the enforceability of related contractual arrangements or have other harmful effects on us.

•                  There are uncertainties relating to the regulation of the Internet and other related industries in China, including evolving licensing practices. This means that permits, licenses or operations at some of our operating entities may be subject to challenge or we may have failed to obtain permits or licenses that applicable regulators may deem necessary for our operations or we may not be able to obtain or renew certain permits or licenses to maintain their validity. For example, we are providing mobile applications to mobile device users free of charge and therefore we do not believe that we need to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision service, or the ICP license, which we have already obtained. Although we believe this is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

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

On July 13, 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunications services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, our Principal VIE and its significant operating subsidiary own the related domain names and trademarks and hold the ICP licenses necessary to conduct our operations and websites in China.

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

Under PRC law, insurance agency activities are categorized into “principal business” or “sideline business” and the operation of both is subject to obtaining approval from the relevant authorities. Insurance agencies engaged in internet insurance activities are required to fulfill certain criteria mainly relating to registered capital thresholds, the possession of a value-added telecommunications business related permit and a filing with the China Insurance Regulatory Commission, or the CIRC. See “Item 4.B. Business Overview—Government Regulations—Regulations on Sideline Insurance Agency.” Although our Principal VIE has obtained a Sideline Insurance Agency license, the applicability of the regulations relating to internet insurance with regard to sideline insurance agencies is unclear and, so far, no official interpretations have been issued with respect to this matter. We have yet to complete the filing with the CIRC in accordance with the CIRC rules. If any official interpretations as to their applicability to sideline insurance agencies are issued, we intend to complete such a filing with the CIRC as failure to do so could result in our being subject to penalties imposed by the CIRC, including the imposition of fines and the revocation of our Principal VIE’s Sideline Insurance Agency license.

Furthermore, under PRC law, a company that sets up a branch to conduct business in a location outside its registered address must register with the local administration for industry and commerce, or local AIC, while a liaison office, which is typically for liaison purpose without direct business operation, is generally not required to register, although local AICs may have different practices. Our WFOE currently has 145 offices outside its registered address, which are solely responsible for market promotion and not sales or operations. Only one of their offices has been registered. If the relevant local AIC deems that any of our liaison offices is actually a branch and thus subject to such registration requirements, we may be subject to penalties for failing to register such entity. These penalties may include fines and disgorgement of gains or revocation of business license of our WFOE, although we believe that, as a matter of practice, the authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violations of the requirements, or that these penalties would not substantially inhibit our ability to operate our business.

If the PRC government were to classify Pay-for-Performance, or P4P services as a form of online advertising or as part of internet content services, the P4P and other related services conducted by our WFOE may require an ICP license or other licenses, our effective tax rate may increase and we may be subject to sanctions, be required to pay delinquent taxes and become subject to additional obligations to examine the content of our platforms.

PRC laws and regulations and administrative authorities currently do not classify P4P services and other related services as a form of online advertising or as part of services requiring an ICP license or other licenses. We conduct our P4P and other related business through our WFOE in the PRC, which does not have the qualification to operate online advertising business or hold an ICP license. However, we cannot assure you that the PRC government will not classify P4P and other related services as a form of online advertising or as part of services requiring an ICP license or other licenses in the future. If new regulations characterize P4P and other related services as a form of online advertising or as part of ICP services requiring an ICP license or other licenses, we may have to conduct our P4P business through our Principal VIE or its subsidiaries, which are qualified to operate online advertising business and hold ICP or other licenses, and our tax liability may increase, given the advertising revenues are subject to a 3% government charge for culture-related business in addition to the 6% value-added tax, or VAT. If the change in classification of P4P and other related services were to be retroactively applied, we may be subject to sanctions, including payment of delinquent taxes and fines. In addition, under PRC advertising laws and regulations, an online advertising service provider is obligated to monitor the advertising content posted on its websites to ensure that such content is fair and accurate and in compliance with applicable law. Therefore, the classification of P4P and other related services as a form of online advertising could subject us to an obligation to examine the content of listings of our P4P customers on our platforms and the associated risks. Any change in the classification of P4P and other related service by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

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

In addition, under the PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules, distributions of earnings generated by our WFOE after January 1, 2008 and paid to the WFOE’s immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax (unless the PRC tax authorities determine that our Hong Kong subsidiary is a PRC resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced from 10% to 5%. The immediate holding company of our PRC subsidiary is Queen’s Road Travel Information Limited, a company incorporated in Hong Kong. Pursuant to the abovementioned laws and regulations, dividends paid by our WFOE to Queen’s Road Travel Information Limited may be subject to 5% withholding tax if certain conditions and requirements are satisfied, subject to approvals by competent PRC tax authorities.

In October 2009, the State Administration of Taxation, or the SAT, issued a Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises or individuals that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” refer to individuals, enterprises or other organizations that are normally engaged in substantive operations. These rules also set forth certain restrictions on a person’s qualification as a “beneficial owner.” Specifically, the Circular expressly excludes a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from the definition of a “beneficial owner.” As a result, although our WFOE is currently wholly owned by our Hong Kong subsidiary, we may not be able to enjoy the 5% withholding tax rate under the tax treaty with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary, because our Hong Kong subsidiary may not qualify as a beneficial owner of the dividends paid by our PRC subsidiary.

We and/or our Hong Kong subsidiary may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in our global income being subject to 25% PRC enterprise income tax.

The EIT Law provides that an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or EIT rate, on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organization body that effectively exercises management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, the State Administration of Taxation, or SAT, released the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC. Under Circular 82, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises that are registered outside the PRC and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect the SAT’s criteria for determining the tax residence of foreign enterprises in general. We currently do not believe that we are or our Hong Kong subsidiary is a PRC resident enterprise, because we do not believe that we or our Hong Kong subsidiary meet all of the conditions above. If the PRC tax authorities were to disagree with our position, we or our Hong Kong subsidiary may be subject to PRC enterprise income tax reporting obligations and to 25% PRC enterprise income tax on our global taxable income, except for our income from dividends received from our WFOE, which may be exempt from PRC tax. If we are treated as a PRC resident enterprise, the 25% PRC income tax on our global taxable income could affect our ability to satisfy any cash requirements we may have.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs or Class B ordinary shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our Class B ordinary shares or ADSs, or the gain realized from the transfer of our Class B ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized on the transfer of our ADSs or Class B ordinary shares or on dividends paid to our non-resident investors, the value of your investment in our ADSs or Class B ordinary shares may be materially and adversely affected. Furthermore, our non-PRC shareholders and ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our platforms.

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

Although we attempt to monitor the content in our query results and the user-generated reviews and comments on our platforms, we are not able to control or restrict the content of other internet content providers linked to or accessible through our platforms or content (including reviews, as well as pictures and travel experience sharing) generated or placed on our platforms by our users, experts and others. To the extent that PRC regulatory authorities find any content displayed on or linked to our platforms objectionable, they may require us to limit or eliminate the dissemination of such information on our platforms, which may reduce our user traffic and have an adverse effect on our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our platforms, including a suspension or shutdown of our online operations.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

The State Administration of Taxation or the SAT, issued the  Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, in 2009 with retroactive effect from January 1, 2008, whereby a non-resident enterprise that transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or the Indirect Transfer, which lacks reasonable business purpose  may be subject to PRC withholding tax at a rate of up to 10%  from gains derived from such Indirect Transfer. Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises on March 28, 2011, or SAT circular 24, to provide further clarifications on how Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purposes” is defined or determined or whether transactions conducted as part of an internal restructuring may be immune to re-characterization. On February 3, 2015, the SAT Notice on the Collection of Corporate Income Tax by Indirect Transfer of Assets by Non-Resident Companies, or SAT Notice 7, was released, which provides clarity as to “reasonable commercial purpose”, and abolishes certain clauses of both Circular 698 and Circular 24. SAT Notice 7 also expands “Indirect Transfer” from equity interests to movable and immovable property in China and provides safe harbor rules for the public trading of shares in a listed company holding taxable China assets and for indirect transfers resulting from a corporate restructuring.

SAT Notice 7 also provides that, where an Indirect Transfer occurs, both parties to such Indirect Transfer shall submit the relevant documents to the competent tax authority for tax filling purposes, and enterprise income tax will be payable after the share transfer agreement comes into effect and the registration of the share transfers is completed. Indirect Transfers occurring before SAT Notice 7 but for which tax matters have not been resolved will be governed by SAT Notice 7.

SAT Notice 7 is new and there are still uncertainties as to its interpretation and implementation. It brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Further, the PRC tax authorities have discretion under SAT Circular 698 and SAT Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We have conducted and may conduct acquisitions involving corporate structures and historically our shares were transferred by certain former shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

China passed the EIT Law and its implementation rules, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous laws and regulations. The EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Our WFOE and Principal VIE were recognized by the relevant authorities as “high and new technology enterprises,” or HNTEs, on December 14, 2009 and were reaffirmed as such pursuant to a three-year review on October 30, 2012, and therefore remain eligible for the reduced 15% corporate income tax rate upon their filing with the relevant tax authorities. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. In order to maintain this qualification and the preferential tax rate, our WFOE and Principal VIE must submit a review application to the Beijing Municipal Science and Technology Commission before October 29, 2015. If either our WFOE or Principal VIE fails to maintain its “high and new technology enterprise” qualifications or renew these qualifications when the relevant term expires, its applicable corporate income tax rate would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

The PRC government’s pilot plan to replace the business tax with a VAT may require us to pay more taxes.

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax or the VAT pilot plan. Pursuant to this VAT pilot plan and relevant notices issued by the Beijing Municipal Office of SAT, from September 1, 2012, a VAT is imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in Beijing. Under the VAT pilot plan, a VAT rate of 6% applies to certain modern service industries. Our WFOE and most of our affiliated PRC entities are located in Beijing and, since this pilot plan applies to our businesses, we are subject to a VAT rate of 6%, subject to certain offset by the VAT we pay in connection with the purchases from our suppliers. The 6% VAT rate is higher than the business tax rate that previously applied to us and may have a negative effect on our financial condition and results of operations.

With respect to display advertising services, we regularly provide such services at a discount to our standard rates, a standard industry practice in the PRC. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the advertisement contract. The VAT pilot plan created uncertainties as to whether these free elements should constitute deemed taxable services and therefore should not be treated as discounts to the overall contract arrangements and should be subject to VAT based on the standard rates of services. We currently do not treat such free elements as giving rise to deemed taxable services for VAT purposes. The rules related to the VAT pilot plan are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The estimated amount for this contingency up to December 31, 2014 was RMB7.2 million (US$1.2 million).

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

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 may result in severe penalties, including heavy fines as set forth in the “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.” As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financings to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Furthermore, SAFE promulgated the Circular on Issues concerning Straightening the Administration of Foreign Exchange Businesses, or SAFE Circular 59, on November 9, 2010, which requires the local SAFE branch and banks to closely examine the authenticity of the settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. On March 30, 2015, SAFE issued SAFE Circular 19 which will become effective on June 1, 2015 to reform the administration of conversion of foreign currency registered capitals of FIEs nationwide on the basis of summarizing the experience in the 16 pilot areas. According to SAFE Circular 19, SAFE Circular 142 and SAFE Circular 59 will be repealed simultaneously when SAFE Circular 19 comes into effect. Circular 19 adopts a concept of “discretionary conversion” as opposed to conversion on a payment basis as set forth in Circular 142. Discretionary conversion is defined in Circular 19 as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under Circular 19. However, use of any Renminbi funds converted from its registered capital shall be based on true transaction. In addition, equity investments using converted registered capital are no longer prohibited under Circular 19. Before Circular 19 comes into effect, Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering to our WFOE and convert the net proceeds into RMB, which may materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and substantially all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our subsidiaries in China after they receive payments from our VIEs under various service and other contractual arrangements. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents’ share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, all of our shareholders who are PRC residents have registered with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we may not at all times be fully aware or informed of the identities of all of our shareholders or beneficial owners that are required to make such registrations, and if or when we have such shareholders or beneficial owners, we may not always be able to compel them to comply with SAFE Circular No. 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

We and our PRC resident employees who participate in our share incentive plan, which we adopted in 2007, have been subject to these regulations since our company became publicly listed in the United States in November 2013. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employee Stock Options Plans.”

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Although the exchange rate between the RMB and the U.S. dollar has been effectively pegged by the People’s Bank of China since 1994, there can be no assurance that the RMB will remain pegged to the U.S. dollar, especially in light of the significant international pressure on the Chinese government to permit the free floatation of the RMB, which could result in a continuous appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. From June 2010 to January 2014, the RMB has appreciated against the U.S. dollar from approximately RMB6.82 per U.S. dollar to RMB6.05 per U.S. dollar, reaching a new historical height, followed by the RMB depreciating against the U.S. dollar to RMB6.19 per U.S. dollar on December 31, 2014. Substantially revenues and costs are denominated in RMB and a significant portion of our financial assets are also denominated in RMB. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially and adversely affect any dividends payable on our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the New M&A Rules, Anti-monopoly Law of the PRC and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, or the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The MOFCOM Security Review Rules are formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises that have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

There is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained “de facto control” over our affiliated PRC entities prior to the effectiveness of these circulars and rules, we do not believe that we are required to submit our existing contractual arrangement to the MOFCOM for security review.

However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will not apply these national security review-related circulars and rules to the acquisition of equity interest in our WFOE. If we are found to be in violation of the MOFCOM Security Review Rules and other PRC laws and regulations with respect to merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our WFOE’s business or operating licenses and requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We also lease from third parties certain other real properties, and the title certificates or building ownership certificates for some of those properties have not been provided to us. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law and, although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

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

As a result of these new regulations designed to enhance labor protection, we expect our labor costs to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

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

Additional remedial measures imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

We cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, were to be ultimately barred from practicing before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The daily closing trading prices of our ADSs ranged from US$21.22 to US$35.53 in 2014. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet companies, may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading price of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices, business practice, fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Volatility in global capital markets, as was experienced during the recent global financial crisis and the ongoing European debt crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

•                  actual or anticipated fluctuations in our quarterly results of operations;

•                  changes in financial estimates by securities research analysts;

•                  negative publicity, studies or reports;

•                  changes in the economic performance or market valuations of other companies operating in our industry;

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

Our revenues and operating results have varied significantly from quarter to quarter because our business experiences seasonal fluctuations, which reflect seasonal trends for demand for the travel products searched and advertised on our platform. Traditional leisure travel bookings in China are generally more frequent in the first and third quarter of the year primarily, because during the first quarter, many people travel to reunite with their families for the Chinese New Year holiday, and, during the third quarter, summer break for students, favorable weather throughout China and advance travel booking for the National Day holiday all contribute to an increased amount of travel activities in China. We have seen and expect to continue to see that the most significant quarter-over-quarter growth of our revenues will be earned in the first and third quarters. However, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as individual travel patterns. As our business is rapidly changing and evolving, which has tended to mask the cyclicality and seasonality of our business, our historical operating results may not be useful to you in predicting our future operating results. As our growth rate slows, the seasonality and cyclicality of our business will become more pronounced and cause our operating results to fluctuate.

A number of factors, many of which are beyond our control, may cause our results of operations for future periods to fall below the expectations of public market analysts and investors, causing the market price of our securities to decline. Factors that may affect our quarterly results include, but are not limited to:

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

Sales of substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional shares. Such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of March 31, 2015, we had an aggregate of 360,057,951 ordinary shares issued and outstanding, excluding 11,450,000 Class B ordinary shares issuable upon the exercise of warrants held by Baidu. All our ordinary shares represented by ADSs were freely transferable by persons other than our directors, executive officers and other affiliates (as that term is defined in the Securities Act) without restriction or additional registration under the Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

In the Zhixin Cooperation Agreement we entered into with Baidu in October 2013, we agreed to use our best business efforts to achieve certain benchmark revenue during the initial term of the agreement, which will end on December 31, 2016. Such benchmark revenue information was the result of commercial negotiations between Baidu and us and the sole purpose of such benchmark revenue information is to determine each party’s economic entitlement of the excess part of revenue generated from the exclusive operation right Baidu granted to us. Such benchmark revenue information was not negotiated or provided with a view towards compliance with published guidelines of the SEC and the Public Company Accounting Oversight Board (United States) for the preparation and presentation of prospective financial information and should not be read or interpreted as such. Our actual performance following the grant of exclusive rights to operate Baidu’s new travel platforms is based upon a number of assumptions and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and upon assumptions with respect to future business decisions, which are subject to change. We did not achieve the benchmark revenue target as stated in the Zhixin Cooperation Agreement for the year ended December 31, 2014. No assurance can be given that we could achieve the benchmark revenue as agreed in the agreement with Baidu in the future and you should not rely on such benchmark revenue information when making investment decisions.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the U.S. and provide significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our WFOE and Principal VIE in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

If we offer holders of our Class B ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. On all matters subject to shareholders’ vote and put to a vote on a poll, holders of Class A ordinary shares are entitled to three votes per share, while holders of Class B ordinary shares are entitled to one vote per share. Our ADSs represent our Class B ordinary shares. In addition, all options granted prior to or to be granted after the completion of our initial public offering entitle option holders to the equivalent number of Class B ordinary shares once the options are vested and exercised. Upon any sale, pledge, transfer, assignment or disposition of a Class A ordinary share by its holder to a person who is not already a holder of Class A ordinary shares and is not an affiliate (as defined in our memorandum and articles of association) of such holder, such Class A ordinary share shall automatically convert into one Class B ordinary share without any actions on the part of the transferor or the transferee. If Class A ordinary shares are transferred by a shareholder to its affiliate, and within six months after such transfer there is a change of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the Class A ordinary shares held by that affiliate, then such Class A ordinary shares will automatically and immediately convert into an equal number of Class B ordinary shares. Class A ordinary shares may be converted into an equal number of Class B ordinary shares at any time at the election of the holder of the Class A ordinary shares. In no event shall Class B ordinary shares be convertible into Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of ordinary shares, as of March 31, 2015 our existing Class A ordinary shareholders collectively own approximately 83.2% of the total voting power represented by our outstanding ordinary shares, and our controlling shareholder Baidu alone possesses approximately 68.7% of the total voting power represented by our outstanding ordinary shares and will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions such as a merger. Please also see “—Risks Relating to our Business — Baidu will be able to control the outcome of a large number of shareholder actions in our company.” This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

We have granted, and may continue to grant, employee share options, restricted shares and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2007, as most recently amended and restated in February 2015. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of March 31, 2015, options to purchase a total of 24,388,798 Class B ordinary shares were outstanding under our share incentive plan. For the years ended December 31, 2012, 2013 and 2014, we recorded RMB27.2 million, RMB63.7 million and RMB 266.4 million (US$42.9 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations. See Note 2 of the Notes to the Consolidated Financial Statements for the Years ended December 31, 2012, 2013 and 2014 included in this annual report for a more detailed presentation of accounting for our share-based compensation plan.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, we rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies, and we also rely on the foreign private issuer exemption from certain corporate governance requirements under the NASDAQ Stock Market Rules.

Since Baidu has more than 50% of the total voting rights in our company, we are a “controlled company” under the NASDAQ Stock Market Rules. Pursuant to NASDAQ Stock Market Rules, for as long as we are a controlled company, we are also exempt from certain corporate governance requirements otherwise applicable to companies listed on NASDAQ.

As a foreign private issuer whose ADSs are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under the NASDAQ Stock Market Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NASDAQ Stock Market Rules with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. We follow in certain cases our home country practices and rely on certain exemptions provided by the NASDAQ Stock Market Rules to foreign private issuers, including, among others, exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors comprised of a majority of independent directors, and exemptions from the requirements that an issuer’s nominating and corporate governance committee and compensation committee, each of which should comprised solely of independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 16G. Corporate Governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Rules. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. It is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. Moreover, the determination of whether we are a PFIC is an annual test that is based on the composition of our income and assets and the value of our assets from time to time. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, and because the determination of whether we are a PFIC will depend on the composition of our income and assets and the value of our assets from time to time, which may be based on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of internet companies historically have been especially volatile), we cannot assure you that we will not be a PFIC for our current taxable year or any other taxable year. If we were a PFIC for any taxable year during which a U.S. person held an ADS or a Class B ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ON THE COMPANY

A.                HISTORY AND DEVELOPMENT OF THE COMPANY

Mr. Frederick Demopoulos, Mr. Chenchao (CC) Zhuang and Mr. Douglas Khoo launched www.qunar.com, which was then registered under Mr. Zhuang’s personal name, in May 2005 to provide online travel search services. In March 2006, our Principal VIE was established in the PRC and commenced operations of online travel search business. In July 2006, Qunar Cayman Islands Limited, or Qunar Cayman, was incorporated in the Cayman Islands.

In October 2006, Qunar Cayman established the WFOE, Beijing Qunar Software Technology Co., Ltd., as Qunar Cayman’s wholly foreign-owned enterprise in the PRC. In August 2010, Qunar Cayman set up Queen’s Road Travel Information Limited, or Qunar HK, as its wholly-owned subsidiary in Hong Kong. Through a share transfer agreement between Qunar Cayman and Qunar HK in March 2011, the WFOE became a wholly-owned subsidiary of Qunar HK and an indirect wholly-owned subsidiary of Qunar Cayman.

PRC laws, regulations and rules currently restrict foreign-invested entities engaging in the operation of internet-related businesses in China. To comply with PRC laws, regulations and rules, we operate our Qunar.com website through our Principal VIE. In October 2006, through the WFOE, we entered into certain contractual arrangements with our Principal VIE and its shareholders through which we obtained effective control over the operations of our Principal VIE.

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

In July 2011, we entered into an agreement with Baidu Holdings Limited, a wholly-owned subsidiary and the investment vehicle of Baidu, Inc., a Cayman Islands company listed on the NASDAQ Global Select Market. Pursuant to the agreement, Baidu paid US$306 million to acquire 181,402,116 of our ordinary shares and became our majority shareholder. We continued to operate independently after the transaction. In connection with the Baidu Transaction, we and Baidu also entered into a series of agreements regarding the share conversion and restructuring of arrangements for our Principal VIE, our business cooperation with Baidu, as well as Baidu’s rights as our shareholder.

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

Our principal executive offices are located at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5760 3000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

B.                                    BUSINESS OVERVIEW

Overview

We are evolving the way people travel in a world increasingly enabled by technology. Qunar means “where to go” in Mandarin Chinese. As the leading mobile and online commerce platform for travel in China, we are committed to building a travel ecosystem serving the entire travel industry value chain.

The travel industry in China is undergoing rapid growth as the volume of leisure travel increases and demand for travel products grows dramatically. At the same time, the penetration of online travel remains relatively low in China and the industry remains fragmented, which made the distribution of travel products and services inefficient. Consumers want effective means to find the most relevant and best valued travel products among the growing range of potential choices. In addition, they also increasingly seek secure and convenient means to complete travel transactions and receive services online, particularly on mobile devices. On the other hand, many travel service providers lack the resources to efficiently market to travelers and to sell their products online.

We address these specific needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through our proprietary technologies. Our unique value propositions to our users and our customers enable us to create a strong network effect whereby an increasing number of users attract more and better commercial arrangements with travel service providers which, in turn, attracts even more users to our platform. We offer a range of travel products including flights, hotels, vacations packages, attraction tickets and other travel related offerings. The breadth of product selection on our platform provides a one-stop solution for users to purchase travel products across different verticals.

Our robust mobile platform enables us to offer an uniquely positive user experience in the travel industry. We have been at the forefront of the mobile shift in the industry and we have observed that mobile users stay active with us for a long period of time. The longer they stay with us, the more frequently they complete transactions on our platform. The behaviors of our mobile users, especially in the mobile era where users prefer to have all transactions completed through one single mobile application, has enabled us to cross-sell many different categories of our travel products. This engaged and loyal mobile user base, combined with our ability to continuously expand our product offerings has enabled us to attract even more active users, increase user engagement and further enhance a virtuous network effect. In 2014, mobile contributed 40.3% of our total revenue, 40.5% of our flights tickets sold and 56.4% of our hotel room nights stayed. These percentage metrics have also been consistently increasing quarter over quarter in 2014.

We are a technology-driven company. We have leveraged our technology capabilities to create a number of innovative applications including:

•                  Mobile.  We have developed Qunar Travel, our powerful proprietary mobile application to make travel convenient and accessible for China’s fast growing mobile population. Qunar Travel enables our users to search for and purchase travel products with ease, and enables us to deliver timely user and customer services and build a vibrant online travel community.

•                  SaaS.  Launched in 2010, our SaaS system provides an online presence for over 240,000 travel service providers. Our SaaS system provides us direct access to large volumes of travel product data and enables transaction processing within our platform.  The early implementation of our SaaS system has allowed us to transition into the mobile age smoothly by providing the data infrastructure to complete transactions entirely within our own platform and avoiding the technical difficulties of redirecting our users out of our mobile applications to third-party applications or mobile websites.

•                  Search. Our search engine provides real-time, comprehensive and accurate travel products information directly sourced from travel service providers and through our SaaS platform.

Our proprietary technologies enable us to provide more efficient services and accelerate our network effect. Building upon our technology strength, we strive to provide a comprehensive transaction platform for every Chinese traveler and travel service provider.  Going forward, technology will continue to support the scalable growth of our business through automation while maintaining controlled personnel growth.

For our customers, we provide the infrastructure for them to offer travel products and services to Chinese travelers either directly on our platform or through our search results. Our customers include Flight TSPs, airlines, independent hotels, OTAs, insurance service providers and others. With our fully integrated SaaS system, we improve not only our own but also the entire China travel industry’s operating efficiency.  The access to travel product data on our SaaS system enhances the quality of our search results and attracts more users to our platform, thereby benefiting our customers.

For our users, we offer them an open platform for flight tickets and other travel products, which is highly integrated with third-party travel service providers along the distribution chain. In 2014, we were the largest retail flight distribution platform in China with the fastest growth rate among leading players. We also operate a direct hotel network, which is the largest in China as of December 31, 2014, focused on all segments of the hotel industry.  Our direct hotel network was built in less than one year and covered over 237,000 hotels at the end of 2014. We also offer a large selection of over 500,000 vacation packages from more than 3,700 suppliers at the end of 2014.  By integrating this vast array of travel products into our platform we are able to offer the most comprehensive selection of relevant travel products and the most convenient means to complete desired transactions to enhance user experience. Our ability to offer a wide array of products for each of our business lines and within each product category has helped us build a large and active user base and in turn successfully created a vibrant online travel community.

For the fiscal year ended December 31, 2014, our total revenue grew 106.5% year over year and our gross merchandise value (excluding those generated by our investee companies), or GMV, was RMB83 billion, ranking us among the top five consumer platforms in any category in China in terms of transaction value. Our revenues were RMB501.7 million, RMB850.9 million and RMB 1,756.8 million (US$283.1 million) in 2012, 2013 and 2014, respectively. We recorded net losses of RMB91.1 million, RMB187.3 million and RMB1,846.9 million (US$297.7 million) in 2012, 2013 and 2014, respectively. Excluding certain items such as contract termination loss provision resulted from a one-off event, and non-cash charges, including share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu and online marketing expenses incurred in connection with the Baidu Zhixin Cooperation whose impact we do not consider indicative of the performance of our business, our adjusted net loss were RMB57.3 million, RMB117.7 million and RMB812.8 million (US$131.0 million) and adjusted operating loss were RMB41.8 million, RMB83.9 million and RMB810.7 million (US$130.7 million) in 2012, 2013 and 2014, respectively.

Our Business Lines

Our main lines of business include flight tickets, hotels, vacation packages and attraction tickets. We also offer display advertising, train tickets, car services, smart lodging and other services.

Our ability to offer travel products across multiple verticals and to satisfy users’ strong preference to complete multiple transactions within a single mobile application is essential to our success and had enabled us to achieve user loyalty and stickiness, which in turn attracts more customers. The competitive take rates we charge our customers across these multiple verticals enable us to offer our users the best valued travel products that further enhance our attractiveness to our customers.

Flight tickets

The supply chain for flight tickets in China is highly fragmented. There are a significant number of flight ticket wholesalers and distributors along the distribution chain across different geographical regions in China. Airlines sell the majority of their flight tickets through these wholesalers and distributors. Together with OTAs and traditional travel agencies, there are numerous channels for flight ticket sales and each channel has its own process and policies. Service quality varies and most importantly, pricing of flight tickets through different channels lacks transparency. Consumers typically need to go through various channels to find the best price or the best-value deals they are looking for.

Leveraging our proprietary technologies and an open platform, we present our users who shop for flight tickets with comprehensive, accurate, and real-time schedule, pricing and availability information from a great number of Flight TSPs on one centralized, highly interactive user interface on our mobile application and website. Our flight ticket platform is highly integrated with the backend system of major flight ticket wholesalers and distributors, thus making the flight ticket information we displayed to the user more transparent, accurate and update-to-date. Once a user enters an itinerary, our proprietary search technology quickly displays price and availability information of matching flights based on information retrieved from GDS providers, various airlines and OTAs many of which are hosted on our SaaS system. Users can then click a particular result and either complete the flight ticket purchase transaction directly on our platform or be redirected to a Flight TSP’s website for further actions.

Our automated system provides instant confirmation of booking, rescheduling and cancellation for a majority of our flight ticket transactions. We also offer unified payment processing, itinerary printing and other ancillary services to improve our user experience.

In addition to flight tickets wholesalers and distributors, we also work directly with all major airlines in China. Our users can access their flight and flight ticket sales information directly on our mobile platform and on our website and complete purchase transaction directly on our platform. For the fiscal year 2014, about 90% of our user purchases were completed on our platform.

Furthermore, we started our yield management services for airlines in 2014 and now have more than ten regional airlines utilizing such services. Using our proprietary yield management tools, we assist these airlines in optimizing their sales of flight tickets to maximize revenue that can be generated from limited number of seats.

We were China’s largest flight tickets distribution platform in 2014, with a market share of over 20% in 2014 in terms of transaction volume based on the total flight volume published by Civil Aviation Administration of China. We believe we have the fastest growth rate among the leading players in China, and we continue to grow at a sustained and rapid pace. International flight tickets sales volume through our platform also grew significantly in 2014, with a year-over-year increase of around four times in transaction volume. We are also expanding our integration with B2B distribution platforms to further improve customer service and to improve user experience. We also plan to continue to enhance our automated transaction and service system to make the entire supply chain work more efficiently.

For the year of 2014, our flight ticket volume grew 64.0% compared to 2013. Our total transportation ticket volume, which includes flight tickets, train and bus tickets and other ground transportation, more than doubled year-over-year in 2014.

Hotels

China’s hotel industry is highly fragmented with over 300,000 hotels across China. Other than a few high-end hotel groups and budget hotel chains, the majority of China’s mass market hotels as well as 4- and 5- star hotels are independently operated and managed. Many hotels had very limited or no online presence previously. The overall online penetration of China’s hotel industry is still very low and overall hotel occupancy level is also low. To efficiently match the demand of Chinese travelers with the supply of hotels presents great challenges and great opportunities for us.

Hotel direct became the majority of our hotel business in terms of transaction volume and revenue in the fourth quarter of 2014. In our hotel direct program, we have direct commercial relationships with hotels and offer consumers hotel products as an online agent. We developed the infrastructure for our hotel direct business from scratch in 2014. With it, our hotel business has quickly evolved from a meta-search model into primarily a direct model. Given that most of China’s hundreds of thousands of hotels are independent hotels previously not accessible online, we believe that the hotel direct model is the best way to bridge the needs between hotels and Chinese travelers. With our hotel direct program, many hotels that are previously offline were offered an opportunity to display and distribute their rooms through our mobile and web platform using a centralized and highly interactive user interface. Our powerful and convenient mobile platform and SaaS system also enables hotel owners and managers to manage their hotel operation such as confirmation of availability and rescheduling anywhere and anytime via multiple verticals, such as over the phone and through websites, interactive voice response services, short messages or instant messaging services. With a highly efficient product sourcing team assisted by our proprietary CRM system, our direct hotel network now covers over 237,000 hotels as of the end of 2014, the largest among online travel providers in China as of December 31, 2014, and the number continues to increase. Our hotel direct business covers a wide range of hotels from four- and five- star upscale hotels to mass-market hotels to family run and small boutique hotels. We have also entered into alliance agreements with 22 global hotel chains in the first quarter of 2015 to further expand our services to cover high-end luxury hotels and the international market. Since the fourth quarter of 2014, we have also started to take limited inventory risk for hotel rooms to ensure supply for our users for certain popular destinations and during peak holiday seasons.

Our hotel platform also covers online hotel room distributors, wholesalers and global hotel OTAs. Our extensive hotel network allows users to review and compare price, availability and other information of hotels from such hotel service providers.

We offer different hotel products to consumers, including pay-upon-arrival, prepay, group-buying, last- minute-sale and etc. Such diverse choices of hotel products offer our users the opportunity to find the best combination of service and price to satisfy their different travel needs and offer hotels better ways to manage the yields of their room night inventory. We also work with hotels to get guaranteed allotment to ensure the availability and timely confirmation of rooms to our users. Our ability to offer diverse hotel products helps us navigate hotel supply-demand seasonality and capture market share throughout the year. The number of hotel room nights stayed under guaranteed allotments increased from nil in 2013 to accounting for the majority of our total hotel room nights stayed in the second half of 2014 as a result of the expansion of our direct hotel network and our better monitor and management of the supply chain.

We publish reviews written by our users and contracted hotel expert reviewers to help consumers making transaction decisions and to foster an online travel community to further promote our services. With an average of over 2 million reviews uploaded in each of the last two quarters of 2014, we believe we have one of the most comprehensive and up-to-date user reviews in the industry. With the vast majority of the reviews written by users who finished their stays recently and directly uploaded through their mobile devices, the high quality and timeliness of the reviews on our platform creates transparency and drives hotel-booking volume. As of December 31, 2014, our platform featured over 40,000 hotel expert reviews and over 7.4 million user generated reviews.

We have the fastest growing hotel business in China in terms of both room nights stayed and revenues generated. Our four- and five- star hotels business also grow rapidly in 2014 and volume contribution from this segment rose to around 30% of our total hotel room nights stayed in the fourth quarter of 2014.

Going forward, we will continue to focus on adding more hotels to our network and more products for each hotel, continue to drive more transactions by delivering the best values to our users in the most efficient way. With savings generated from efficiency improvement and integration along the supply chain, and better customer services through our advanced technology, we intend to further drive the rapid expansion of our hotel business.

For the full year of 2014, our total hotel room nights stayed grew 98.1% compared to 2013.

Vacation packages and tourist attraction tickets

Our vacation package business enables users to find vacation packages offered by local tour agencies and OTAs. Users can search for vacation packages by destination or vacation theme. Once a destination or vacation theme is selected, users can easily refine their vacation package search results by various factors such as date, price range, vacation length, tour guide option, and special features. As part of our efforts to enhance user experience, we provide informative destination guide and travel tips along with the vacation package search results. As of December 31, 2014, our platform featured over half a million vacation package products. Outbound vacation business is also growing rapidly and more than 40% of the vacation packages GMV completed on our platform in 2014 was for outbound trips.

We became a leading player in vacation package business in 2014, our first full year in this business line. Our total GMV in vacation packages and attraction tickets increased quickly and reached RMB2.4 billion in 2014. The large number of natural user traffic generated from our more mature flights and hotels business lines presented significant cross-selling opportunities that enabled us to achieve such rapid growth.

We announced an equity investment in Travelling Bestone, one of the largest offline B2B vacation packages distribution channels in China, in the first quarter of 2015. Travelling Bestone has over 3,000 franchise stores and points of sales across China. We will work closely with Travelling Bestone in inventory sharing, mobile application development and onsite promotions. With its strong relationship along the supply chain and offline traffic, we believe our investment and business cooperation with Travelling Bestone will provide an additional boost to our vacation packages business starting from the second half of 2015.

For our tourist attraction ticket business, we launched a designated channel on our mobile and website platform in March 2013 to enable our users to make a variety of purchases for tourist attractions, including entrance tickets and tickets for recreational programs. Through this channel, we strive to provide a convenient, secure and inexpensive means for our users to access travel products at a large number of tourist attractions nationwide and globally.

Display advertising services

Our display advertising services consist of providing banner and other display advertisements on our platforms. Our display advertising customers include travel service providers as well as domestic and international non-travel-related brands hoping to reach the demographics reflected in our large user base. We exercise discretion in accepting display advertisers so that the displayed contents are compatible with the themes and functions of our platform. We implement advanced data mining of user demographics, search parameters and search history, so as to enable intelligent and efficient deployment of display advertisements.

Other business lines

We also offer our users certain other travel products, primarily train tickets, car services, tour guides and smart lodging. We source those travel products through joint efforts of our and our travel service providers’ workforces.

Train tickets. We began offering train ticket search service in December 2011. Our users can locate and compare information for purchasing train tickets in a manner similar to searching for flight tickets. We provide added value to users searching for train tickets by presenting information that may be helpful to them, including flight tickets with the same departure and destination locations that are within the same price range as the train ticket, budget hotels near train stations, certain group-buying travel products available at both locations, as well as our proprietary route planning tool if there is no direct route between the starting and the destination stations.

Car services. We provide designated car services for pickup and drop off to and from airports, train stations and tourist attraction sites as well as other travel-related ground transportation services. As of March 31, 2015, our car service covers more than 155 cities in China.

Tour guides. We provide tour guides and guidebooks for our users, which help our users better plan their itineraries, make advanced preparations, enjoy their trips and share their travel experiences with others. Our tour guides also enable our users to browse on their mobile devices other users’ itineraries as well as popular routes and attraction sites worldwide.

Smart lodging. We provide smart lodging services to match the demand of savvy Chinese travelers and social lodging inventories with different lodging options. We strive to find the best business model that suits the needs of Chinese travelers and lodging facility providers and is in the process of developing innovative ways to manage the inventory and the transaction process. Smart lodging services will be a useful supplement to our hotel business, an efficient solution to utilize existing social lodging inventories, and also a unique way for travelers looking for best value options or different and surprising travel experiences.

Our User Services

We provide our users with a comprehensive range of travel products and travel related information in order to deliver the best possible user experience. Our proprietary technologies help our users to search for and purchase travel products easily.  We endeavor to provide reliable service at every stage of the transaction process.

When users search for travel products on our platforms, we provide a broad selection of relevant choices to match the individual’s travel criteria and itinerary. To achieve this, each of our business lines is supported by real-time data from our large portfolio of travel service providers. For flights, our open platform is integrated with the systems of major flight ticket wholesalers and distributors. We are the largest B2C flight distribution platform in China.  For hotels, we offer comprehensive access to all segments of the hotel industry through our direct network, which is the largest in China as of December 31, 2014, and our platform network. We also offer a fast growing range of vacation packages and attraction tickets in addition to services for train tickets, car services, tour guides and smart lodging. The wide variety of our travel product offering allows for cross-selling of different products to conveniently satisfy the individual needs of our users.

We strive to achieve pricing leadership in our industry and provide greater value to our users. By leveraging our technology we are able to automate our business and enhance efficiency. As a result, we believe we are able to charge lower take rates than other major online travel B2C players, and, as demonstrated by our flight ticket business line, we are able to increase our take rate over time while still maintaining our price leadership for users. In addition, our recognized brand in the China travel industry and our large and growing volume of users has enabled us to source products from travel service providers at increasingly competitive prices. As we pass these savings on to our users, we are able to in turn attract even more users to our platform.

To ensure that our users are satisfied with the travel products they purchase from us and to improve our users’ experience we have implemented a number of initiatives to ensure quality and to provide reliable customer service.  We have a rigorous screening process for selecting our travel service providers to ensure quality and reliability prior to offering their products to our users. We also conduct ongoing monitoring and review of all travel service providers through our user service center, which consists of a team of employees dedicated to addressing user complaints and questions on a 24/7 basis. Furthermore, our powerful mobile platform enables our users to book, cancel or reschedule their travel itinerary anywhere and anytime, thereby providing users with greater control over their own transaction process.

“Users Comes First” is our guiding principle. We believe that all the measures we have adopted to enhance our users’ experience has resulted in increasing user loyalty. This is demonstrated by our cohort analysis of our mobile users. Over time, we have observed that mobile users stay active on our platform for a long period of time and they have increasing rates of transactions the longer they stay on our platform. The following table shows the growth of our web users, active web users, mobile users, and active mobile users for the periods indicated.

	For the 12-Month Period Ended
	December 31, 2012	December 31, 2013	December 31, 2014
	(in millions)
Web users	187.3	234.2	282.4
Active web users	29.7	32.9	29.7
Mobile users	21.9	53.8	99.4
Active mobile users	10.4	25.2	42.2

Our Technologies

We are a technology-driven company. Our open platform and proprietary technologies and system provide real-time, comprehensive and accurate travel products information directly sourced from travel service providers, connect our users to travel resources in China in the most efficient way, and enable us to readily scale our business while at the same time keep our cost and expense structure relatively fixed.

Our technologies facilitate user transactions and improve user experience. Our mobile platform enables our users to initiate and complete their travel purchase transactions anywhere and anytime. Our SaaS system hosts hundreds of thousands of independent hotels and other small travel service providers as well as established travel service providers which are willing to, despite their having own online presence, host their products and service offerings on our SaaS system. Our information aggregation, search and extraction capabilities are at the core of our technological competence. Our software engineers, product managers and industry experts collaborate closely to drive our technology and product developments. We strive to provide a one-stop transaction and service platform for every Chinese traveler and to provide the technology backbone for the entire travel industry in China.

Our Mobile Platform

Our robust mobile platform enables us to drive transactions volume, service our users and our customers and build an online travel community, while effectively managing our own product sourcing efforts with our proprietary mobile CRM system. We offer a wide variety of travel products encompassing flight tickets, hotels, vacation packages and attraction tickets as our main business lines, and within each product category, a broad range of selections. The comprehensive portfolio of travel product choices and significant amount information on our centralized mobile platform allow for effective cross-selling. In addition, the unique identifying characteristics of mobile devices and mobile applications, assisted by our proprietary technologies, allow for personalization of services on our mobile platform.

Mobile has become increasingly important for our business and the numbers of our mobile users and transactions performed on our mobile platform have been rapidly increasing. We started to monetize our mobile platform in June 2012 and attracted 99.4 million mobile users in 2014. Our active mobile users have also grown rapidly from 25.2 million in 2013 to 42.2 million in 2014. Qunar Travel, our powerful proprietary mobile application for smartphones and tablets with iOS, Android and Windows Phone operating systems, powers services across all our business lines.

We continue to improve the location-based and personalized product and services offerings on Qunar Travel, such as personalized product ranking based on user’s search and transaction history, push of personalized coupons and promotions, and have optimized many other features to make our mobile user experiences better within the bandwidth constraints and hardware limitations of mobile devices. For example, we believe that price is the preferred sorting criterion for most of our users, and by setting price as the default ranking criterion for search results on Qunar Travel, we save data usage for most of our users. We also reduce picture sizes, compress other data and cache data for more effective transmission to mobile devices.

Qunar Travel has gained great popularity since its first launch on Android mobile devices in July 2010 and on iOS mobile devices in December 2010. According to iResearch, there had been approximately 750 million installations of Qunar Travel as of December 31, 2014, ranking Qunar Travel first among all surveyed travel applications.

Mobile has become a critical factor driving our sustained and rapid growth. In the fourth quarter of 2014, our mobile platform accounted for about half of our total revenue, a fivefold increase on a year-on-year basis. We are one of the few companies in the China Internet space that have been able to monetize the mobile platform well. In terms of transaction volume, our mobile platform accounted for 46.2% of total flight tickets and 69.9% of total hotel room nights stayed for the fourth quarter of 2014. We believe such a high percentage of volume transacted on a mobile platform is among the highest in the online travel industry globally. We expect this trend to continue.

SaaS

Airlines, OTAs and major hotel brands usually have their own online presence, from which we directly retrieve information. Most of our other travel service providers, such as independent hotels, local travel agencies and tourist attractions, tend to have limited or no online presence of their own. Our SaaS system enables these travel service providers to set up a functional mobile and online reservation system and improve their services based on our standards. By doing so, we strive to provide a centralized, standardized and popular mobile and online commerce platform for our travel service providers to connect with our large user base through a unified user interface. We also provide a series of illustrative online training programs and centralized technical support to travel service providers who use our SaaS system. We provide our SaaS system and related services only to travel service providers who use our P4P services and we do not charge for our SaaS system and the related services. As of December 31, 2014, we had over 240,000 travel service providers on our SaaS system, among which approximately 230,000 were direct-signed hotels.

We decided to develop our SaaS system in 2010 in anticipation of the industry shift from web to mobile. From an user experience standpoint, it is burdensome for a mobile application user to be redirected out of the mobile application to a travel service provider’s separate mobile application or mobile site in order to complete a transaction. With the SaaS system that helps users to complete the entire transaction on our platform, we were able to significantly improve user experience as well as transaction efficiency. Our SaaS system made possible our successful transition from web to mobile.

Our proprietary and highly scalable SaaS system uses distributed software and high-performance parallel computing technologies to support our operations and future expansion. For the thousands of travel service providers on our SaaS system, we optimize their usage of bandwidth and computing capacities, thereby enabling them to deliver consistent, quality services to users. We apply various data compression, storage and retrieval technologies in order to optimize the performance of our SaaS system. We use the most modern technology available to constantly monitor and improve the performance of our SaaS system.

Our current SaaS system covers all products and services offered on our mobile platform and has become increasingly dominant in the provision of services to our users. As a result, the vast majority of transactions are completed on our own SaaS platform, rather than by directing the users to our customers’ websites. SaaS system allows us to monitor the entire transaction process and enable better integration of various information from the travel industry supply chain, thus making the entire China travel value chain more efficient. By using SaaS system, we are able to set our CPC and CPS pricing based on the information collected from transactions completed on our SaaS system so as to enable our customers to evaluate effectiveness of marketing channels. In the meantime, more accurate data collection and transaction estimation are made possible through our SaaS system. As a result, we started using two metrics, i.e., Total Estimated Flight Ticket, or TEFT, and Total Estimated Hotel Room Night Stayed volume, or TEHR, to measure our results of operation. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Revenues—P4P services.” These metrics are essentially benchmarked against SaaS by using volumes sold on SaaS to estimate total volume sold, assuming that the conversion rate for clicks into purchases on its SaaS system is the same as the overall conversion rate.

Search technologies

Real-Time, Massive Data Search. Our search capabilities are the core of our competitive advantage. We strive to ensure the accuracy, relevance and comprehensiveness of our search results as well as the speedy delivery of information to users. Our technology fulfills the challenging task of searching, retrieving, filtering and prioritizing massive amounts of real-time information stored on tens of thousands of databases and websites, and instantly presenting it to our users in one simple, clean and intuitive interface. In 2014, we processed approximately 4.65 billion web and mobile search queries for flight tickets and hotels. Our real-time, massive data search implements the following advanced technologies:

•                  Data caching and indexing. We extract targeted data from other websites through either data feeds or direct scraping of web contents. Our search capabilities include complex data caching and machine-learning technologies. We maintain a data pool of billions of price data points on flight tickets, hotels and other travel products. Each datum in the data pool bears a time stamp. When a user sends a search query, our search engine compares the query with information in the data pool to locate the relevant pricing and availability data. Once matching data are located, our system checks the time stamp to see whether each datum is up-to-date. All of these confirmations happen simultaneously. We apply an intelligent and dynamic “shelf life” analytic algorithm for different data based on various factors such as data source, flight or hotel specifics and booking lead time. This intelligent and dynamic “shelf life” analytic algorithm is based on our constant optimization of data accuracy and search efficiency resulting from billions of search queries. If we decide a datum is not up-to-date, our data extracting software re-extracts the datum from the source immediately to refresh it.

•                  Dynamic data display. Our result-ranking engine, subject to our default ranking policy which prioritizes service quality and price competitiveness, presents the most up-to-date data to the user first, followed by the refreshed data.

•                  Data accuracy check. When a user clicks on a desired search result, we direct the user’s click to the web page that supplies the travel product information shown in our search result. In the meantime, our accuracy monitoring software extracts fresh data from that web page again, and compares it against our data pool to check whether the earlier data are still accurate after the lapse of time between the result display and the user’s actual visit to the source website of the data. This double-verification function also enables our accuracy software to evaluate whether our data’s “shelf life” is set up appropriately. This type of automatic monitoring constantly optimizes our data accuracy.

Personalization and smart call center

During the third quarter of 2014, we launched new functionalities such as personalization and smart call center technologies to, through automation techniques on both the consumers and merchants’ sides, simultaneously improve service quality and reduce the need for labor. Our innovations allowed us to replace traditional OTAs’ large-sized call centers.

Product developments

We have an experienced team of over 2,500 engineers and product managers in our product development department as of December 31, 2014, among which a significant portion were dedicated to the development of our mobile technologies and our hotel direct program. Our product development team is centralized in our corporate headquarters in Beijing.

Product sourcing

We have a dedicated product sourcing team of close to 2,400 employees in our destinations business unit as of December 31, 2014, among which a vast majority are dedicated to hotel sourcing for our hotel direct business. Our product sourcing team personnel is located across China.

Sales and marketing

We engage in online and offline marketing. We host online and offline marketing campaigns to increase our user traffics. We participate in auction-based online P4P services offered by major search engines to acquire user traffic. We also have dedicated resources in mobile marketing campaigns to increase downloads and activation of our mobile applications including participation in a mobile app store, pre-installation agreements with mobile manufacturers and other promotions through our own mobile applications. We also believe that our user base has grown through “word-of-mouth” recommendations by users who have enjoyed our quality products and services. We continuously improve our user experience as we believe that recommendations by satisfied users make the most effective and cost-efficient marketing.

As mobile continues to play a more important role in our business, we have been increasing our marketing expenditure on mobile platform and started reducing traditional PC SEM expenditure. We plan to continue to invest more in mobile channels as mobile becomes our main growth driver. In addition, our technological capability allows us to closely monitor our return on investment, for each of the marketing channels as we continue to add new users and scale our business, especially for our mobile platform.

We also book under sales and marketing expenses the headcount related expenses of our operational staff, including employees for our call center, photographers and editors. As of December 31, 2014, total headcount for these staff, which are located in different offices nationwide, is approximately 1,900.

Competition

The online travel industry in China is new, rapidly evolving and highly competitive. We compete to attract users to our mobile applications and websites. We also compete to attract travel service providers to participate in our P4P services and enter into other online marketing agreements with us. Due to our unique business model as a travel commerce platform, we maintain a cooperative-competitive relationship with some of our competitors, as they are also our travel service providers or even customers. As we entered into the hotel direct business, local tours, hotel group-buying, attraction tickets, car and other transportation services, we also compete with hotel OTAs nationwide as well as other local service providers. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Competition could adversely affect us” for more details.

Competition for Users

We compete for user traffic with hotels, airlines, OTAs, general search engines and other travel information websites. Our major competitors include major travel OTAs in China and e-commerce platforms. In addition, we also compete for user traffic with airlines, hotels, OTAs, local service providers and other travel service providers as they are increasingly focusing on attracting users directly to their own platforms.

Competition with and for OTAs

As we entered into the hotel direct and other businesses, we began directly competing with OTAs in developing commercial relationships with hotels, and in offering consumers hotel products directly. On the other hand, OTAs are our customers, we also compete for them to become our customers.

Competition for Mobile Marketing and Promotional Channels

On mobile, we compete with all major players in different travel industry verticals and other e-commerce platforms for application store placement, pre-installation and application downloads.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees and other parties, to protect our intellectual property and our brand. As of March 31, 2015, we have 81 registered trademarks in the PRC and overseas, including “Qunar,” “去哪儿” “Qunar.com and camel image,” and “Qunar.com 去哪儿 and camel image.” We have 44 software copyright registrations, three logo copyright registrations in the PRC, and 55 domain names including qunar.com and qua.com as of March 31, 2015. We have also applied for 36 patents and have been granted nine.

Government Regulations

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which were revised on July 29, 2014. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial-level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which, in particular, regulate ICP services. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures, which require the operator to obtain a special BBS Permit from the local bureau of MIIT prior to engaging in BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the BBS Measures were repealed by a decision of MIIT, and therefore the operator is currently not required to obtain such special BBS permit for operating BBS services.

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

To comply with these PRC laws and regulations, our ICP operators, our Principal VIE and its subsidiary Beijing Jiaxin Haoyuan Information Technology Company Ltd., or Jiaxin Haoyuan, hold ICP licenses issued by the Beijing Telecommunications Administration. Moreover, our Principal VIE also possesses an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the total foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local branches, and the relevant approval application process usually takes six to nine months. Due to the limitation of foreign investment in value-added telecommunications services companies that provide internet information services, we would be prohibited from acquiring any equity interest in our Principal VIE without diverting management attention and resources. In addition, we believe that our contractual arrangements with our VIEs and their individual shareholders provide us with sufficient and effective control over our VIEs. Accordingly, we currently do not plan to acquire any equity interest in our VIEs.

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice. The MIIT Notice prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the MIIT Notice, either the holder of a value-added telecommunications business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The MIIT Notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and Internet security in accordance with the standards set forth in the relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these PRC regulations, we operate our mobile application and websites through our Principal VIE and Jiaxin Haoyuan. Our Principal VIE is currently 60% owned by the Baidu nominee and 40% owned by Mr. Chenchao (CC) Zhuang, both of whom are PRC citizens. Our Principal VIE holds an ICP license and a BBS Permit. Jiaxin Haoyuan is currently wholly owned by our Principal VIE and holds an ICP license and an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. Our Principal VIE owns the domain name and trademark related to its operations and the website (qunar.com). Jiaxin Haoyuan owns the domain name for its website jipiao007.com.

If, despite these precautions, the PRC government determines that we do not comply with applicable laws and regulations, it can revoke our business and operating licenses; require us to discontinue or restrict our operations, restrict our right to collect revenues; block our websites; require us to restructure our operations, including possibly the establishment or restructuring of a foreign-invested telecommunications enterprise, re-application for the necessary licenses, or relocation of our businesses, staff and assets; impose additional conditions or requirements with which we may not be able to comply; or take other regulatory or enforcement actions against us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet and other related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On February 4, 2015, the State Internet Information Office, a governmental agency authorized by the State Council to administer the content of internet information, promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements,” including observing the laws and regulations, upholding the socialist regime, protecting state interests and so on, as well as ensuring the authenticity of any information they provide. Relevant internet information service providers are responsible for the protection of users’ privacy, the consistency between user information such as account names and avatars and the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continue non-compliance.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our platforms, including a team of employees dedicated to screening and monitoring content uploaded on our platforms and removing inappropriate or infringing content.

To the extent that PRC regulatory authorities find any content displayed on or through our platforms objectionable, they may require us to limit or eliminate the dissemination or availability of such content on our platforms s or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and number of users on our platforms increases. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our platforms.”

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

On December 16, 1997, the Ministry of Public Security promulgated the Administrative Measures for the Security Protection of International Connections to Computer Information Network, prohibiting the use of the Internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially-disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days and to submit the above information as required by laws and regulations. The ICP operators must regularly update information security systems for their websites with local public security authorities, and must also report any instances of public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

Because our Principal VIE and Jiaxin Haoyuan are all ICP operators, we are subject to laws and regulations relating to information security. To comply with these laws and regulations, our Principal VIE, and Jiaxin Haoyuan have completed the mandatory security filing procedures with local public security authorities. We regularly update our information security and content-filtering systems based on any newly-issued content restrictions and maintain records of user information as required by relevant laws and regulations. We have also taken measures to delete or remove links to content that, to our knowledge, contains information that violates PRC laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our platforms, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities and it may not be possible to determine in all cases what content could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our platforms objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our platforms increase. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our platforms.”

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. With regard to users’ personal data, it stipulates that ICP operators must not, without user consent, collect user information that can be used alone or in combination with other information to identify the user (defined as “User Personal Information”) and may not provide any such information to third parties without prior user consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP operator may only use such User Personal Information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of User Personal Information and to take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information, or the Decision. Most requirements under the Decision that are relevant to ICP operators are consistent with the requirements already established under the MIIT Provisions, as discussed above, though often more strict and broad. Under the Decision, if an ICP operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, to keep such information strictly confidential and to take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from divulging, distorting or destroying any such personal electronic information or selling or providing such information to other parties. The Decision also requires that ICP operators providing information publishing services must collect from users their personal identification information, for registration. In very broad terms, the Decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations and website closures.

On July 16, 2013, MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed above. Under the Order, these requirements are often more strict and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user’s personal information and de-register the relevant user account when a given user stops using the relevant internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, disclosure to the public and, in the most severe cases, criminal liability.

To comply with these laws and regulations, we require our users to accept terms of services under which they agree to provide certain personal information to us, to have established information security systems protect user privacy and to have such information filed with the MIIT or its local branch as required. If our ICP operators violate PRC laws in this regard, the MIIT or its local bureaus may impose penalties and the ICP operators may be liable for damages caused to their users. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to protect confidential information of our users and network against security breaches could damage our reputation and substantially harm our business and results of operations.”

Regulations on Air-ticketing

The air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulations governing air-ticketing agencies in China are the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies (2006), issued by the CATA, which became effective on March 31, 2006 and revised on April 15, 2015. Under these rules, any company acting as an air-ticketing sale agency must obtain approval from the CATA. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the AIC. On April 15, 2015, the CATA issued Measures for the Supervision and Administration of Civil Aviation Transport Sales Agency Enterprises (for Trial Implementation), effective as of April 15, 2015. These measures set forth principles and rules, supervision mechanisms and applicable punitive measures for civil aviation transport sales agency enterprises. On April 15, 2015, the CATA issued the Administrative Rules on Air Ticket Online Sales (for Trial Implementation) (the “Online Sales Rules”), effective as of April 15, 2015. The Online Sales Rules require an air-ticketing online sales agency to conduct filings with the CATA; agencies already engaged in the online sales businesses shall conduct filings with the CATA within one month from the Online Sales Rules taking effect.

We rely on Flight TSPs to provide travel products and services to our users. Although we request that Flight TSPs provide their licenses or permits to us before entering into agreements with them, we cannot ensure that every Flight TSP that is engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits, or that it has conducted filings with the CATA as required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to adequately monitor or ensure the service quality of our travel service providers and increases in user dissatisfaction with our travel service providers could materially and adversely affect our results of operations.”

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

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation, which requires hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation which, starting from May 1, 2011, require hotel operators to establish a hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, which requires any hotel that provides food to obtain a food service license; any food hygiene license which had been obtained prior to June 1, 2009 will be replaced by the food service license once the food hygiene license expires.

The Fire Prevention Law, as amended by the SCNPC in October 2008, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated by the Ministry of Public Security and effective as of May 1, 2009, as amended on July 7, 17 2012 and effective on November 1, 2012, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

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

We request each hotel to provide its relevant permits and licenses before providing our service. However, we cannot ensure that all hotels available on our platforms have obtained, and maintained, all necessary permits and licenses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to adequately monitor or ensure the service quality of our travel service providers and increases in user dissatisfaction with our travel service providers could materially and adversely affect our results of operations.”

Regulations on Sideline Insurance Agency

Under PRC law, insurance agency activities are categorized as either a “major business” or a “sideline business,” both of which are subject to the supervision of the China Insurance Regulatory Commission, or CIRC. According to the Provisional Measures on the Administration of Sideline Insurance Agencies, issued by the CIRC on August 4, 2000, an entity acting as a sideline insurance agency must apply for a Sideline Insurance Agency License with the CIRC. As revised by a decision issued by the State Council in 2004, an entity acting as a sideline insurance agency must apply for a Sideline Insurance Agency License with the competent local counterparts of the CIRC. To comply with these measures, our Principal VIE has obtained such a license.

On September 20, 2011, the CIRC promulgated the Provisional Measures for the Supervision and Management of Insurance Agency Business via the Internet, which requires an insurance agency that conducts business via the Internet to meet certain criteria related mainly to registered capital thresholds and the possession of a value-added telecommunications business related permit, and to complete the filing with the CIRC.

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

Our Principal VIE has obtained the Sideline Insurance Agency License. We act as an agent in selling aviation accident insurance policies over our SaaS system from time to time. We have not filed with the CIRC in accordance with the CIRC rules. If any official interpretation as to the applicability of the CIRC rules to a sideline insurance agency like us is issued, we will attend to such filing with the CIRC. Failure to do so could subject us to penalties imposed by the CIRC, including fines and revocation of our Principal VIE’s Sideline Insurance Agency License. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet and other related businesses.”

Regulations on Insurance Brokers

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, including the licensing of insurance brokers, was enacted in 1995 and amended on October 28, 2002, February 28, 2009 and April 31, 2014. The Provisions on the Supervision and Administration of Insurance Brokers, promulgated by the CIRC on September 25, 2009 amended on April 27, 2013, provide detailed requirements for the licensing and operation of insurance brokers, including that an insurance broker must satisfy several requirements and obtain approval from the CIRC in order to be established. Among these requirements, insurance brokers must take the form of a limited liability company or limited stockholding company. The minimum registered capital of an insurance broker is RMB50 million. Further, there are specific requirements for the chairman of the board, executive directors and senior management personnel of insurance brokers, including that they hold qualification certificates issued by CIRC and have no track record of certain listed violations. An insurance brokerage operation license remains valid for three years after issuance and a renewal application must be submitted to the CIRC at least 30 days prior to the expiry date. The operation of an insurance brokerage company must follow the requirements of the Insurance Law and the Provisions on the Supervision and Administration of Insurance Brokers, including that the license itself be displayed prominently that the broker operate within its licensed insurance business scope, its staff obtain the relevant qualification certificates and it keep complete and standard business records and separate account books for the insurance brokerage, among others.

Our Principal VIE’s wholly owned subsidiary, Shenzhen ZhongChengTai Insurance Brokerage Co., Ltd. was approved by the CIRC as an insurance brokerage company and obtained an insurance brokerage operation license on August 29, 2013, valid until August 28, 2016.

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

The Travel Agency Regulations permit foreign investors to establish wholly foreign-owned travel agencies as well as joint ventures and cooperative travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in outbound tourism business in China unless otherwise determined by the State Council or provided under a bilateral free trade agreement between the country and China or under the closer economic partnership agreements among China, Hong Kong and Macau. The Travel Agency Implementing Rules define certain terms used in the Travel Agency Regulations (e.g., “domestic tourism business,” “inbound tourism business” and “outbound tourism business”), and set out detailed application requirements to establish a travel agency. The Travel Agency Implementing Rules also clarify certain aspects of legal liability for travel agencies as prescribed in the Travel Agency Regulations.

In 2010, CNTA released the Measures for Dealing with Tourism Complaints, which took effect as of July 1, 2010. Under these Measures, authorities that are responsible for dealing with tourist complaints shall render a decision on the complaints within 60 days after the date of receipt thereof.

On April 25, 2013, the Standing Committee of the National People’s Congress of the PRC issued the Tourism Law of the PRC, or the Tourism Law, which took effect on October 1, 2013. The Tourism Law sets forth specific requirements for the operation of travel agencies, among which: travel agencies are prohibited from leasing, lending or illegally transferring travel agency operation licenses; the information published by travel agencies to attract and organize customers must be true and accurate and travel agencies must not conduct any false publicity to mislead customers; travel agencies are not allowed to arrange visits to or participation in any project or activity in violation of the laws and regulations of the PRC or social morality; travel agencies are prohibited from organizing tourism activities at unreasonably low prices to induce or cheat tourists, and obtaining unlawful profits such as kickbacks by shopping arrangements or tour items paid separately; travel agencies are prohibited from specifying shopping venues or arranging tour items paid separately when organizing and receiving tourists, except for those negotiated by the parties or demanded by the customers, which in any event should not affect the itineraries of other customers; travel agencies shall conclude contracts with customers for tourism activities; and, before the start of the itinerary, customers may transfer their personal rights and obligations in the package tour contract to any third person, which the travel agency shall not refuse without justifiable reasons, and any increased fees shall be borne by the customer and relevant third persons.

Travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include rectification, issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation or revocation of its travel agency permit. In addition, if a travel agency arranges shopping venues in violation of the Tourism Law, customers have the right, within 30 days after the end of the itinerary, to demand that the travel agencies handle the return of any purchased goods and make advance payment for the returned goods, or return the fees for any tour items paid separately.

Our Principal VIE’s wholly owned subsidiary, Qingdao Yi Lu Tong Xing International Travel Co., Ltd., was approved by the CNTA as a travel agency, and has obtained a travel agency operation license.

For certain of our business lines, we rely on travel service providers to provide travel products and services to our users. Although we take measures, such as requesting travel service providers to provide their relevant permits and/or licenses and establishing a user service center to deal with users’ complaints, we cannot make sure that all the travel service providers that are reachable through our platforms obtained and maintained all necessary permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to adequately monitor or ensure the service quality of our travel service providers and increases in user dissatisfaction with the travel service providers could materially and adversely affect our results of operations.”

Regulations on Car Services

Pursuant to the Road Traffic Safety Law promulgated by the Nation People’s Congress Standing Committee in October 2003 and amended in 2007 and 2011 (the “Road Traffic Safety Law”), all automotive vehicles must be registered with relevant local administration authorities. Vehicle registration certificates, vehicle license plates and vehicle licenses must be obtained from the same authorities, and compulsory traffic accident insurance must be purchased for each vehicle.

The MOT, and the National Planning Committee, the predecessor of the NDRC, promulgated the Interim Rules on the Administration of the Car Rental Industry in 1998, which were abolished in 2007.  Since then, there have been no national laws or regulations in place to specifically regulate the car rental industry in China.  The MOT promulgated the Circular on Promoting the Healthy Development of the Car Rental Industry in April 2011 (the “Car Rental Circular”), which sets forth guidelines for the car rental industry. The Car Rental Circular requires local government authorities, among other things, to 1) promulgate local rules and regulations to improve and develop the regulatory environment for car rentals, 2) to enhance the administration and management of the car rental industry, including requirements to obtain and carry a valid permit or license for each rental car, and rules against car rental companies engaging in road passenger transportation services without the requisite business licenses.

A large number of provinces and cities, such as Beijing, Shanghai, Chongqing, Shijiazhuang, Kunming, Shenyang, Dalian, Anshan, Harbin, Xiamen, Nanchang, Jiangsu Province, Zhejiang Province, Shaanxi Province, Shanxi Province, Shandong Province, Sichuan Province, Guizhou Province, Jilin Province, Hubei Province and Hunan Province, have promulgated local road transportation regulations, which generally provide that the business scope of car rental services shall not include chauffeur services.  Moreover, certain provinces and cities explicitly restrict a car rental company from directly providing chauffeur services concurrently with car rental services.

We cooperate with third party car rental companies to provide car services for pickup and drop off to and from airports, train stations and tourist attraction sites as well as other travel-related ground transportation services.

Regulations on Internet Mapping Services

According to the amended Administrative Rules of Surveying Qualification Certificates and the amended Standard for Internet Map Services issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG, in July 2014 and May 2010 respectively, the provision of internet mapping services by any non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate. According to these rules, certain conditions and requirements, such as the number of technical personnel and map security verification personnel, security facilities and approval from the relevant provincial or national government on the service provider’s security system, qualification management and filings management, are necessary for an enterprise applying for a Surveying and Mapping Qualification Certificate. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity that has not yet applied for a surveying qualification certificate for internet mapping services is prohibited from providing any internet mapping services. We have provided a map on our platforms to increase convenience for our users so that they can locate hotels near their desired location. Our Principal VIE holds a Surveying and Mapping Qualification Certificate for internet mapping.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates online advertising. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). We conduct our online advertising business through our Principal VIE and Jiaxin Haoyuan, each of which holds a business license that covers online advertising in its scope of business.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. In practice, the foreign investor is deemed compliant with the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through consolidated affiliated entities in China, our Principal VIE and Jiaxin Haoyuan.

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

Regulation on Group Buying

On March 12, 2012, the SAIC issued the Opinions on Strengthening the Administration of Online Group Buying Operations (the “Group Buying Operation Opinions”). The Group Buying Operation Opinions stipulate the qualification requirements for operators of group buying websites and certain other obligations, such as an examination of the licenses/authorizations of the providers of the relevant products/services offered on the group buying website, the group buying website operator’s contracts with such suppliers and customers, data protection for consumers and after sale services, among other items.

Qualification Requirements

Pursuant to the Group Buying Operation Opinions, operators of group buying websites must complete all relevant registrations, obtain a relevant business license and disclose or link to the business license information in a prominent place on the homepage of the website. Group buying websites without business licenses are prohibited. Group buying websites with business licenses but engaged in business operations in violation of the relevant PRC laws and regulations will be punished or may have their business licenses revoked.

Requirements and Obligations

The Group Buying Operation Opinions require operators of group buying websites to offer for sale only services and products from entities and individuals with a relevant business license and the necessary regulatory authorizations and require that such operators must examine such licenses/authorizations, maintain records of all of their suppliers and update such records in a timely fashion. In addition, the descriptions of any goods and services must be accurate and complete.

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

The Group Buying Operation Opinions are relatively new and there have thus far been no relevant implementation rules or interpretations. Our current group buying business is conducted by our Principal VIE and the WFOE. Subject to any clarifications or interpretations that may be issued in future as to the Group buying Operation Opinions, we might need to adjust our operational or contracting practices.

Regulation on E-Commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In January 2014, the SAIC issued the Administrative Measures on Online Trading (the “Administrative Measures”). The Administrative Measures regulate online trading, including selling items and providing services through the Internet. In addition to basic requirements that online sellers and service provider (“Operator”) should abide by the requirements of the PRC Consumer Rights and Interests Protection Law and similar rules, The Administrative Measures emphasize that an Operator is responsible for personal data protection. In this respect, Operators are obliged to (i) seek consumers’ prior consent for collecting and using their personal data, (ii) keep the collected data confidential and secured, and (iii) take effective measures to remedy any leakage or loss of personal data. In addition, the Administrative Measures set specific requirements for operators of third party platforms that provide a web space for parties to transact business. These requirements include authenticating the Operator’s identification, signing a contract with the Operator for the use of the platform, setting rules for online trading, security and dispute resolution, cooperating with the local administrations of industry and commerce, taking measures to protect trademark rights and corporate name rights, distinguishing the Operator’s own products or services from those of other Operators, and keeping online trading records for at least two years.

The Administrative Measures take effect on March 15, 2014. As such, the Administrative Measures are new and there are thus far no relevant implementation rules or interpretations.

On December 24, 2014, the MOFCOM issued the Provisions on the Procedures for Formulating Transaction Rules of Third-party Platforms for Internet Retail (for Trial Implementation) (the “Procedures Provisions”), effective as of April 1, 2015. The Procedures Provisions were promulgated to promote the healthy development of network retail, protect the legitimate rights and interests of various parties involved in network retail activities based on third-party platforms, safeguard the public interest, and strengthen public information services. They specify the duties of operators of third-party platforms for network retail (the “operators”), including making relevant transactions rules public and recorded, soliciting public opinions when the operators formulate or revise their transaction rules, adapting reasonable transitional measures if the transaction rules that are formulated, revised or enforced by them have a material impact on network retail operators and consumers, and similar measures. In addition, the Procedure Provisions also give the power to the local competent commerce authorities to impose penalties on operators where there is a violation.

Foreign ownership of e-commerce and related businesses, including online retail businesses, was subject to restrictions under current PRC laws and regulations, other than for foreign investors in the China (Shanghai) Pilot Free Trade Zone.  Foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) were not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and must maintain a good track record. In March 2015, the National Development and Reform Commission and the Ministry of Commerce issued the updated Catalogue for the Guidance of Foreign Investment Industries (“Catalogue”), effective as of April 10, 2015, which further relaxes market access restrictions. Among these changes, foreign investors now are allowed to own up to 100% of the equity interests in an e-commerce business.

The Administrative Measures, the Procedures Provisions and the Catalogue are new and there are still uncertainties as to their interpretation and implementation. Our platform is currently operated by our Principal VIE. In the event of any clarifications or interpretations that may be issued in the future regarding the Administrative Measures and/or the Procedures Provisions and/or the Catalogue, we might need to adjust our operational or contracting practices accordingly.

Regulations on Consumer Rights Protection

According to the PRC Consumer Rights and Interests Protection Law, effective as of January 1, 1994, amended on October 25, 2013, the rights and interests of consumers that purchase or use commodities or that receive services for consumption purposes in daily life shall be protected, which includes the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealings, respect for their personal dignity and ethnic customs, and compensation for damages suffered.

Correspondingly, a business operator providing a commodity or service to a consumer is subject to a number of requirements, which include to ensure that commodities and services meet with certain safety requirements, to disclose serious defects of a commodity or service and to adopt preventive measures against damage occurring, to provide consumers with accurate information and to refrain from conducting false advertising, and not to set unreasonable or unfair terms for consumers nor to alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means. A business operator may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for any infraction: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations. The amendment to the PRC Consumer Rights and Interests Protection Law took effect on March 15, 2014. Key features of the amendment include that business operators must: obtain explicit consent from customers before collecting and using their personal data; inform customers of the purposes, method and scope of any personal data use; keep confidential all customer personal data; not sell, or illegally provide or disclose customer personal data to third parties; take technical and other measures necessary to ensure information security and to prevent disclosure of customer personal data; take immediate measures to mitigate damages if personal information is disclosed or lost; and not send commercial information to customers without their explicit consent. The amendment also establishes that e-commerce customers have a statutory right to freely return goods within seven days of receiving them, excluding goods such as tailor-made products, fresh and perishable goods, digital goods and newspapers and periodicals. The amendment also increases the fines for breach of the PRC Consumer Rights and Interests Protection Law to up to 10 times the illegal gains, or up to RMB500,000.

In December 2003, the Supreme People’s Court in China enacted the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

In October 2010, the Supreme People’s Court of China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Tourism-related Disputes, which establish liabilities for tour operators and tourism support service providers in the event of contract disputes, personal injury and property damage involving tourists.

On January 5, 2015, the SAIC issued the Measures for Punishments against Infringements of Consumer Rights and Interests (the “Punishments Measures”), effective as of March 15, 2015. The Punishments Measures were promulgated based on the PRC Consumer Rights and Interests Protection Law, to further protect the rights and interests of consumers by listing the responsibilities and duties of business operators as well as penalties related to the violation of the Punishment Measures. In particular, the Punishment Measures add protection for consumer information and set forth detailed rules for advance payments and refunds for online shopping.

For certain of our business lines, we rely on travel service providers to provide and services to our users. Although we take certain measures to handle user complaints, such as maintaining a user service center, we cannot ensure that all travel service providers accessible via our platforms take sufficient measures to protect consumer rights or provide compensation in a timely fashion in the event of any consumer dispute. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to adequately monitor or ensure the service quality of our travel service providers and increases in user dissatisfaction with the travel service providers could materially and adversely affect our results of operations.”

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

Patent. The National People’s Congress adopted the Patent Law in 1984 and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design that has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

As of March 31, 2015, we have applied for 36 patents with the State Intellectual Property Office and have been granted nine.

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

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006 and was revised on January 30, 2013. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the Internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the Internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the Internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the Internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The Internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

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

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People’s Court issued the Provisions on Several Issues Concerning the Application of Law in Hearings of Civil Dispute Cases on the Infringement of Information Networking Transmission Rights, or the Supreme Court Provisions, which took effect as of January 1, 2013. The Supreme Court Provisions provide more detailed guidance as to the circumstances in which the provision by network users or network service providers of another’s works, performances, and audio or video products without permission from the rights owner constitutes infringement of information network transmission rights. The Supreme Court Provisions provide that internet service providers will be jointly liable if they assist in infringing activities or fail to remove infringing content from their websites once they know of the infringement or receive notice from the rights holder. The Supreme Court Provisions also provide that, where a network service provider obtains economic advantage directly from the works, performances and sound or visual recordings provided by the network service provider, it must pay close attention to infringement of network information transmission rights by network users.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 44 software copyrights as of March 31, 2015.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark that has already been registered or has been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office, which is under the SAIC and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. “Qunar,” “,” “qunar.com and camel logo,” and “qunar.com  and camel logo” are registered trademarks in China.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, or the Domain Name Registration Rules, as amended in June 2009 and May 2012. According to the Domain Name Registration Rules, any natural person or organization that can bear independently its own civil responsibilities has the right to apply for the domain registration under the top level domain names, such as “.cn” and “.”. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in February 2006 and May 2012 and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered 55 domain names including qunar.com.

Anti-unfair competition. Under the PRC Anti-Unfair competition Law, effective as of December 1, 1993, a business operator is prohibited from any of the following unfair means:

•                  counterfeiting a registered trademark of another person.;

•                  using, without authorization, the name, packaging or decoration unique to a famous product, or any similar name, packaging or decoration, in a way that could cause purchasers to mistake the offered product for the famous product; and

•                  using, without authorization, the name of another enterprise or person, thereby leading people to mistake their commodities for those of the said enterprise or person.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business” and “—Claims by third parties that we infringe on their intellectual property rights or that our platforms or travel services providers’ web outlets hosted by us contain errors or false or misleading information could lead to government administrative actions and result in significant costs and could have a material adverse effect on our business, results of operations and financial condition.”

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

The EIT Law and its implementation rules permit certain “HNTEs strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises on April 14, 2008, and the Guidelines for the Administration of Certification of High and New Technology Enterprises on July 8, 2008, delineating the specific criteria and procedures for the HNTEs certification. Both the WFOE and our Principal VIE obtained the certificates of HNTEs issued by the Beijing Science and Technology Commission, the Beijing Finance Bureau, the Beijing State Tax Bureaus and the Beijing Local Tax Bureaus on December 14, 2009, and this status is valid for three years. These certificates were renewed on October 2012 for an additional three years. Both the WFOE and our Principal VIE have registered with the relevant tax bureau for the preferential EIT rate treatment as HNTEs. However, we cannot assure you that the WFOE and our Principal VIE can continue to be recognized as HNTEs or renew this qualification when the term expires and thus continue to be entitled to the preferential enterprise income tax rate of 15% or any other preferential enterprise income tax treatment.

Uncertainties exist with respect to how the EIT Law applies to our tax residence status. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Though the implementation rules of the EIT Law define “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only official guidance for this definition currently available is set forth in the SAT Circular 82 issued by the SAT, which provides guidance on the determination of the tax residence status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as our primary controlling shareholder and are therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Circular 82, in the absence of guidance specifically applicable to us we have applied the guidance set forth in the SAT Circular 82 to evaluate the tax residence status of us and our subsidiaries organized outside the PRC.

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

We do not believe that either Qunar Cayman Islands Limited or its Hong Kong subsidiary, Queen’s Road Travel Information Limited, meet all of the conditions above. Each of Qunar Cayman Islands Limited and Queen’s Road Travel Information Limited is a company incorporated outside the PRC. As holding companies, these three entities’ key assets and records, including records of the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Qunar Cayman Islands Limited nor Queen’s Road Travel Information Limited should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were applicable to companies such as us. However, the tax residence status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to us and our offshore subsidiary.

In the event that we or our Hong Kong subsidiary is considered to be a PRC resident enterprise: (1) we or our Hong Kong subsidiary, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on worldwide taxable income; (2) dividend income that we or our Hong Kong subsidiary, as the case may be, receive from our PRC subsidiary may be exempt from the PRC withholding tax; and (3) dividends that we pay to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and, as a result, subject to PRC withholding tax at a rate of up to 10%, and similarly, dividends we pay to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and, as a result, subject to PRC withholding tax at a rate of 20%, subject to the provision of any applicable agreement for the avoidance of double taxation.

The SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, in 2009 with retroactive effect from January 1, 2008, whereby a non-resident enterprise that transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company (“ Indirect Transfer”), but that lacks reasonable business purpose, may be subject to PRC withholding tax at a rate of up to 10% from gains derived from such Indirect Transfer. Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises on March 28, 2011, or SAT Circular 24, to provide further clarifications on how SAT Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purposes” is defined or determined or whether transactions conducted as part of an internal restructuring may be immune to re-characterization. On February 3, 2015, the SAT Notice on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7, was released, which provides clarity as to “reasonable commercial purpose” and abolishes certain clauses of both SAT Circular 698 and SAT Circular 24. SAT Circular 7 also expands “Indirect Transfer” from equity interests to movable and immovable property in the PRC and provides safe harbor rules for the public trading of shares in a listed company holding taxable PRC assets and for indirect transfers resulting from a corporate restructuring.

Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime. SAT Circular 7 provides that, however, where an indirect transfer occurs and the relevant tax authority so requires, both parties to the indirect transfer must submit the relevant documents to the competent tax authority. SAT Circular also provides that, where EIT is payable in respect of an indirect transfer, the party who is obligated under applicable laws or contracts to make payment directly to the transferor shall be responsible for withholding such EIT.  Failure to pay or withhold the EIT that is due according to SAT Circular 7 will result in penalty interests calculated on a daily basis. Indirect transfers occurring before SAT Circular 7 but for which tax matters have not been resolved will be governed by SAT Circular 7.

Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose and reporting requirements, there are still uncertainties as to its interpretation and implementation. It brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Further, the PRC tax authorities have discretion under SAT Circular 698 and SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

There is uncertainty as to the application of SAT Circular 698 and SAT Circular 7. If SAT Circular 698 and SAT Circular 7 are determined by the tax authorities to be applicable to us and our non-resident enterprise investors, we and our non-resident enterprise investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident enterprise investors should not be taxed under SAT Circular 698 and SAT Circular 7, which may adversely affect us or our non-resident enterprise investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.”

Under PRC laws, payers of the PRC-sourced income to non-PRC residents are generally obligated to withhold PRC income taxes from the payment. In the event of failure to withhold, the non-PRC residents are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

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

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT pilot plan. Pursuant to this plan and relevant notices, from January 1, 2012, a VAT has been imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions. Under the VAT pilot plan, a VAT rate of 6% applies to some modern service industries. Both Beijing and Shanghai have implemented pilot plans to replace business tax with VAT. See “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—The PRC government’s pilot plan to replace the business tax with a VAT may require us to pay more taxes.”

The SAT promulgated a Circular on Issues Regarding Enterprise Income Tax Matters in Relation to Enterprise Payment of Fees to Overseas Affiliated Parties, or Circular 16, on 18 March 2015. Under Circular 16, the taxation authorities can adjust the calculation of tax payable if a payment by a Chinese enterprise to an overseas affiliate is not made on an arm’s length equivalent basis. Scenarios under which payments might not be deemed to have been made on an arm’s length equivalent basis would include all payments made to an overseas affiliate that do not provide economic benefits, do not result from the enterprise’s substantial business activities or any payments for royalties in respect of IPO financing.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at a rate of 3% on revenues (i) that are generated from providing advertising services and (ii) that are also subject to the business tax.

Local Surcharges

The city construction tax and education surcharge are local surcharges imposed as a certain percentage of PRC turnover taxes (i.e., business tax, value-added tax and consumption tax). The city construction tax is charged at rates of 1%, 5% or 7% (the applicable city construction tax rate depends on the location of the PRC enterprise) of the turnover tax while the education surcharge rate is currently at 3% of the turnover tax. Although in the past foreign-invested enterprises, foreign enterprises and foreign individuals were exempted from such surcharges, these entities were required to make such payments from December 1, 2010 according to a notice issued by PRC State Council in October 2010.

In addition to the city construction tax and the education surcharge, the China Ministry of Finance issued Circular Caizong (2010) No. 98, or Circular 98, which requires all entities and individuals (including FIFs, foreign enterprises and foreign individuals) to pay a local education surcharge, or LES, at 2% on turnover tax. Local governments are required to report their implementation measures on LES to the Ministry of Finance. LES became applicable to all entities and individuals in Beijing on January 1, 2012.

Dividends Withholding Tax

We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary by the WFOE would generally be subject to a withholding tax rate of 5%, provided that our Hong Kong subsidiary is the beneficial owner of the PRC-sourced income. The WFOE has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future as we have not achieved profitability. However, the SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. For this purpose, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits.

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•                  Foreign Currency Administration Rules (2008), or the Exchange Rules; and

•                  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalty payments and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business only after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

In utilizing the proceeds we expect to receive from our initial public offering and subsequent offerings or financings as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by the Ministry of Commerce or its local counterparts;

•                  loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142. Pursuant to SAFE Circular No. 142, RMB capital resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the scope of business as approved by the applicable governmental authority and cannot be used for domestic equity investments, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency-registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary fines or penalties. On August 4, 2014, SAFE issued SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency-registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, an ordinary foreign-invested enterprise in the pilot areas is permitted to use Renminbi converted from its foreign currency-registered capital to make equity investments in the PRC, subject to certain registration and settlement procedures as set forth in SAFE Circular 36. On March 30, 2015, SAFE issued SAFE Circular 19 which will become effective on June 1, 2015 to reform the administration of conversion of foreign currency-registered capitals of foreign-invested enterprises nationwide on the basis of summarizing the experience in the 16 pilot areas. According to SAFE Circular 19, SAFE Circular No. 142 and SAFE Circular 36 will be repealed simultaneously when SAFE Circular 19 comes into effect. Circular 19 adopts a concept of “discretionary conversion” as opposed to conversion on a payment basis as set forth in Circular 142. Discretionary conversion is defined in Circular 19 as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under Circular 19. However, use of any Renminbi funds converted from its registered capital shall be based on true transaction. In addition, equity investments using converted registered capital are no longer prohibited under Circular 19.

We expect that, if we convert the net proceeds from our initial public offering and subsequent offerings or financings into RMB pursuant to SAFE Circular 142, our use of RMB funds will be within the approved scope of business of our PRC subsidiary. Such scope of business includes “technical services” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiary before SAFE Circular 19 becomes effective. Under PRC laws and regulations, although PRC governmental authorities are required to process such approvals and/or registrations or deny our application within a prescribed time period, the actual time taken may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we expect to receive from our initial public offering and subsequent offerings or financings for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and subsequent offerings or financings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our WFOE.”

Regulations on Dividend Distributions

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•                  the Company Law (2013);

•                  the Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and

•                  the Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits, if any,  each year to fund certain reserve funds, until the aggregate amount of such set-aside reaches 50% of the foreign-owned enterprise’s registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. The WFOE has not paid any dividend to Queen’s Road Travel Information Limited.

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing with such PRC residents’ legally-owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Mr. Chenchao (CC) Zhuang and Mr. Robin Yanhong Li have each obtained registration under Circular 75 and will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our WFOE and our WFOE’s ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.”

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

In addition, SAT has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income taxes. Our PRC subsidiary has obligations to file documents related to employee share options with the relevant tax authorities and to withhold individual income taxes of employees who exercise their share options. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—Failure to comply with PRC regulations regarding the registration requirements for stock ownership plan or stock option plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Regulations on Antitrust Law

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Antitrust Law, or Antitrust Law, which took effect on August 1, 2008. Pursuant to the Antitrust Law, monopolistic conduct, including entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the Antitrust Law and to clarify certain issues, the State Council, MOFCOM, NDRC (the National Development and Reform Commission) and SAIC issued several regulations and rules, including, but not limited to, the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008, the Regulation on the Prohibition of Acts Involving Monopolistic Agreements issued by the SAIC on December 31, 2010, the Regulation on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAIC on December 31, 2010, the Regulation on the Prevention of Conduct Constituting an Abuse of Administrative Powers to Eliminate or Restrict Competition by the SAIC on December 31, 2010, the Anti-Price Monopoly Regulation issued by the NDRC on December 29, 2010, the Declaration Rules for Concentrations of Undertakings issued by the MOFCOM on November 21, 2009, the Assessment Rules for Concentration of Undertakings issued by the MOFCOM on November 24, 2009 and the Provisional Measures on the Investigation and Handling of Concentrations between Business Operators which Were Not Notified in Accordance with the Law issued by the MOFCOM on December 30, 2011.

Taken together, these various laws and regulations provide for the following:

Monopoly Agreement: Competing business operators shall not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities and fixing the price of commodities for resale to third parties, among others, unless such agreement will satisfy the exemptions under the Antitrust Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions for violations include an order to cease the relevant activities, confiscation of illegal gains and fines of from 1% to 10% of sales revenue from the previous year or of RMB500,000 if the intended monopoly agreement has not been performed.

Abuse of Dominant Market Position: a business operator with a dominant market position shall not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause and refusing to trade with a trading party without any justifiable cause, among others. Dominant market position refers to a market position held by a business operator having the capacity to control the price, quantity or other trading conditions of commodities in the relevant market, or to hinder or affect any other business operator to enter the relevant market, which will be determined based on the market share of the relevant business operator, the capacity of a business operator to control the sales market, the degree of dependence of other business operators upon the business operator in question in transactions and the degree of difficulty for other business operators to enter into the relevant market. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines of from 1% to 10% of sales revenue from the previous year.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may become the target of antitrust legal claims.”

Regulations on Leases

Pursuant to the Law of the PRC on the Administration of Urban Real Estate, or Urban Real Estate Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and amended on August 30, 2007 and on August 27, 2009, and the Measures for the Administration of Leases of Commodity Properties promulgated by the MOHURD on December 1, 2010 and effective as of February 1, 2011, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must register the details of the lease with the local real estate administration authority. Although the failure to register the lease agreement will not affect its effectiveness, such lease agreement may be challenged by, and held unenforceable against, a third party who leases the same property from the landlord and who has duly registered the lease with the competent real estate administration authority. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

We have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law and, although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—We face certain risks relating to the real properties that we lease.”

C               ORGANIZATIONAL STRUCTURE

As of the date of this annual report, we operated our businesses through the following significant direct and indirect subsidiaries:

Place of Incorporation
Subsidiaries
Queen’s Road Travel Information Limited	Hong Kong
Beijing Qunar Software Technology Company Limited	People’s Republic of China
Shanghai Qianlima Network Technology Co., Ltd.	People’s Republic of China

Principal Variable Interest Entity
Qunar.com Beijing Information Technology Company Limited	People’s Republic of China

Subsidiaries of Variable Interest Entity
Beijing Jiaxin Haoyuan Information Technology Company Ltd.	People’s Republic of China
Qingdao Yi Lu Tong Xing International Travel Co., Ltd.	People’s Republic of China
Beijing Jin Du Yuan You Information Technology Company Ltd.	People’s Republic of China
Shenzhen ZhongChengTai Insurance Brokerage Co., Ltd.	People’s Republic of China

Since we are a Cayman Islands company and therefore a foreign or foreign-invested enterprise under PRC law, neither we nor the WFOE is eligible to hold a license to operate a commercial website in China. Thus, in order to comply with PRC laws and regulations we operate our mobile platform and website in China through our Principal VIE by exercising effective control over its operations and receiving economic benefits generated from our Principal VIE through a series of contractual arrangements. For detailed discussion about the relevant PRC laws and regulations, please See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Restrictions on Foreign Ownership in Value-Added Telecommunications Services.”

We also hold the shares of certain of our investee companies through other VIEs. We maintain control and operate the business of such VIEs through similar contractual arrangements. We believe that our ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIEs and their shareholders, on the other hand, comply in all material aspects with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with our own opinion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, the places of formation and the ownership interests of our significant subsidiaries, our Principal VIE and its significant subsidiaries as of the date of this annual report.

D.            PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China, where we leased approximately 44,000 square meters of office space as of December 31, 2014. We have leased a number of offices across China and in Hong Kong for our sales force, with an aggregate office space of approximately 38,000 square meters. The terms of our leases range from six months to four years. Each of the lessors for our leased premises either has a valid title to the property or has proper authorization from the title holder to sublease the property. Our servers are hosted at internet data centers owned by, and located along the major transmission backbones of, leading domestic telecommunications carriers in China. Our hosting services agreements typically have a term of one year, with an automatic renewal clause and subject to early termination. We believe that we will be able to obtain adequate facilities and servers to accommodate our future expansion.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.            OPERATING RESULTS

Revenues

We generated revenues from three sources: P4P services, display advertising services and other services. The following table sets forth the revenues generated from each source, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except percentages)
Revenues:
Pay-for-performance services	446,550	89.0	772,114	90.7	1,666,653	268,616	94.9
Display advertising services	46,670	9.3	63,503	7.5	87,894	14,166	5.0
Other services	8,505	1.7	15,305	1.8	2,208	356	0.1
Total revenues	501,725	100.0	850,922	100.0	1,756,755	283,138	100.0

P4P services. Revenues from our P4P services constituted the significant majority of our total revenues in 2012, 2013 and 2014, accounting for 89.0%, 90.7% and 94.9% for each period, respectively. Our P4P revenue from flight tickets and related searches increased from RMB307.7 million in 2012 to RMB551.1 million in 2013 and further to RMB1,171.2 million (US$188.8 million) in 2014. Our P4P revenue from hotel related services increased from RMB125.8 million in 2012 to RMB194.0 million in 2013 and further to RMB347.3 million (US$56.0 million) in 2014.

Revenues from our P4P services are primarily derived from qualified clicks generated from our search results, text links and other products on our website and, starting from 2012, from search results on our mobile platform. We charge for our P4P services on a CPC or CPS basis. We require the majority of our P4P customers to make advance payments and deposits to us, from which we deduct charges for our services on an as-incurred basis. We bill certain airline customers on a monthly basis for our P4P services. We launched our mobile platform in July 2010 and started to monetize qualified clicks generated from our mobile platform in June 2012. Our P4P revenue generated on mobile platform increase from RMB132.5 million in 2013 to RMB708.7 million (US$114.2 million) in 2014.

Our revenues from P4P services are affected by not any single but a number of key metrics, including the number of users, the number of transactions per user and the revenue per flight ticket and hotel room night stayed, among others. We also measure our P4P services by TEFT, which is calculated by dividing flight ticket volume sold on SaaS by qualified flight clicks from SaaS as a percentage of total qualified flight clicks, and by TEHR, which is calculated by dividing hotel room night stayed volume sold on SaaS by qualified hotel clicks from SaaS as a percentage of total qualified hotel clicks. The vast majority of the transactions in 2014 have been completed on our SaaS platform, which accounted for approximately 90% of all qualified clicks for flight tickets and 75% of all qualified clicks for hotel room nights purchase for the fiscal year ended December 31, 2014, and over 90% of flight tickets and close to 90% of hotel room nights for the fourth quarter of fiscal year ended December 31, 2014. Our revenue per flight ticket is defined as total revenue derived from flight tickets divided by TEFT and revenue per hotel room night is defined as total revenue derived from hotel room nights divided by TEHR.

Our revenues from P4P services are also affected by certain other factors, including the number and variety of the travel products provided on our platform. We launched a hotel coupon program in January 2013 to offer credit rebates to end users who make reservations, through us, with some of our hotel customers. The credit rebate amount we offer to the end users is, in accordance with our accounting policies, simultaneously recognized as a reduction of our revenues from the hotel customers.

Display advertising services. Revenues from our display advertising services are primarily derived from graphical advertisements placed on our platforms. Since 2012, we have been charging for our display advertising services on a cost-per-time basis to be in line with the market practice for online advertising in China. We price our display advertising service based on various factors, including channel, size and page position of advertisement and frequency and duration of display.

The most significant factors that directly affect our revenues from display advertising services are the number of advertising customers that use our display advertising services and the average spending per advertising customer. Historically, we have been able to increase both metrics to drive the significant increase in our revenues from display advertising services. We plan to focus on improving the effectiveness of our display advertisements and attracting more higher-spending display advertising customers in the future.

Other services. We also generated a small portion of revenues from other services, primarily commissions received from third party payment service providers since the second half of 2011.

Cost of Revenues

Cost of revenues primarily consists of (i) online payment processing fees, (ii) data acquisition costs incurred when we retrieve air ticket information from Flight TSPs, (iii) bandwidth and server hosting costs, (iv) depreciation expenses, (v) other miscellaneous costs and (vi) sales tax and related surcharges imposed by the government. The following table sets forth the components of our cost of revenues by amount and as a percentage of total revenues for the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
		(in thousands, except percentages)
Online payment processing fees	—	—	—	—	125,240	20,185	7.1
Data acquisition costs	27,784	5.5	39,740	4.7	61,787	9,958	3.5
Bandwidth and server hosting costs	9,381	1.9	11,610	1.4	28,097	4,528	1.6
Depreciation	6,075	1.2	9,302	1.1	17,821	2,872	1.0
Others	12,289	2.5	29,102	3.4	57,063	9,198	3.3
Sales tax and related surcharges	40,258	8.0	83,641	9.8	164,894	26,576	9.4
Total cost of revenues	95,787	19.1	173,395	20.4	454,902	73,317	25.9

Online payment processing fees. Online payment processing fees are the charges we pay to banks or third payment platforms for collecting payments from end users on our behalf. We have integrated online payment facilitating service as part of our P4P suite of services starting from early 2014. Online payment processing fees are recorded as cost of revenue as incurred.

Data acquisition costs. We incur data acquisition costs when we retrieve information from Flight TSPs to confirm the availability and authenticity of air tickets searched on our platform. Our data acquisition costs increased significantly from 2012 to 2014, as a result of the increase in the search queries for air tickets. We expect that our data acquisition costs will increase in absolute amounts as our air ticket search volume continues to grow. However, the increase in data acquisition costs is correspondingly lower and thus such costs do not increase at the same rate as revenues increase.

Bandwidth and server hosting costs. Bandwidth and server hosting costs are the fees we pay to service providers for telecommunications services and for hosting our servers at their internet data centers. We expect our annual bandwidth and server hosting costs to increase in absolute amounts primarily due to an increased need for bandwidth and server hosting services to support the growth of our user traffic on our platform. However, the increase in bandwidth and server hosting costs is correspondingly lower and thus such costs do not increase at the same rate as revenues increase.

Depreciation. We include depreciation expense for servers and other equipment that is directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased significantly from 2012 to 2014 as we acquired more servers and other equipment to accommodate increased user activities. We expect our depreciation and amortization expense to increase in absolute amounts as we continue to invest in additional servers and other equipment to accommodate the growth of our user base. However, the increase in depreciation costs is correspondingly lower and thus such costs do not increase at the same rate as revenues increase.

Others. Our other cost of revenue consists of primarily service fees paid to third-party service providers.

Sales tax and related surcharges. We were subject to a 5.0% business tax prior to September 2012 and a 6.0% value-added tax thereafter, plus certain related surcharges on revenues from our P4P services, display advertising services and other services in China. With respect to revenues from display advertising services in China, we are subject to an additional 3% culture-related tax and other related surcharges. Sales tax and related surcharges are recognized when revenue is earned.

Operating Expenses

Our operating expenses primarily consist of (i) product development expenses, (ii) product sourcing expenses, (iii) sales and marketing expenses and (iv) general and administrative expenses. In 2014, additional operating expenses were incurred as a result of (i) the online marketing expense for Baidu Zhixin Cooperation and (ii) an one-off loss provision recorded in 2014 as a result of the legal proceedings between eLong and us in connection with an inventory distribution agreement we entered into with eLong in May 2013 and early terminated in September 2013, or the Inventory Distribution Agreement. The following table sets forth the components of our operating expenses in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
		(in thousands, except percentages)
Operating expenses:
Product developments	187,266	37.3	319,021	37.5	774,511	124,829	44.1
Product sourcing	26,947	5.4	67,271	7.9	316,903	51,075	18.0
Sales and marketing	216,853	43.2	315,506	37.1	890,861	143,581	50.7
General and administrative	50,574	10.1	129,209	15.2	399,914	64,454	22.8
Online marketing expense for Baidu Zhixin Cooperation	—	—	—	—	699,983	112,817	39.8
Contract termination loss provision	—	—	—	—	64,485	10,393	3.7
Total operating expenses	481,640	96.0	831,007	97.7	3,146,657	507,149	179.1

Product developments expenses. Product developments expenses are primarily related to personnel cost, including: (i) salaries, welfares and bonuses, share-based compensation and other costs associated with the development and improvement of our technologies; and (ii) office rental and related expenses for our product development team. We expect our product development expenses to increase in absolute amounts as our business continuously grows.

Product sourcing expenses. Product sourcing expenses are mainly comprised of salaries, benefits and bonuses, share-based compensation and other headcount-related expenses of personnel who develop our travel suppliers’ network. We expect our product sourcing expenses to increase in absolute amounts as our business continuously grows.

Sales and marketing expenses. Sales and marketing expenses are comprised of: (i) online marketing expenses incurred by us, primarily in connection with the purchase of travel-related keywords and paid links from general search engines and other online marketing channels and expenses for cooperation with app stores and mobile browsers to drive mobile downloads; (ii) salaries, benefits and bonuses, share-based compensation and other headcount-related expenses for personnel including employees for our call center, photographers and editors, and (iii) other advertising expenses to promote our business. We expense advertising expenses as incurred. We expect our sales and marketing expenses to increase in absolute amounts as our business continuously grows.

General and administrative expenses. General and administrative expenses consist of: (i) salaries, benefits and bonuses, share-based compensation and other headcount-related expenses associated with the administration of our business, (ii) costs of third-party professional services and (iii) office expenses. We expect our general and administrative expenses to increase in absolute amounts as our business continuously grows.

Online marketing expense for Baidu Zhixin Cooperation. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and without any downward adjustments if we utilize the Zhixin traffic in full, and the fair value of the warrants at each reporting date. We expect the number of warrants issued to Baidu will decrease in the future as we focus more on marketing on the mobile platform and less on the website platform.

Contract termination loss provision.  Loss provision recorded in 2014 was recorded as a result of the legal proceedings between eLong and us in connection with the Inventory Distribution Agreement. See “Item 8. Financial Information—A. Consolidated Statements And Other Financial Information—Legal Proceedings” for more information.

Our operating expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses among different operating expense components.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Product developments	15,241	20,784	59,884	9,652
Product sourcing	1,330	2,117	2,958	477
Sales and marketing	5,243	5,417	12,565	2,025
General and administrative	5,392	35,389	190,963	30,778
Total share-based compensation expenses	27,206	63,707	266,370	42,932

Taxation

Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payment of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong. Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%.

PRC. Under the EIT Law, domestic enterprises and foreign investment enterprises, or FIEs, such as our WFOE and affiliated PRC entities, are subject to a unified 25% enterprise income tax rate, except for certain entities that enjoyed the tax holidays.

Both the WFOE and our Principal VIE were recognized as qualified HNTEs in December 2009 and hence were eligible for a 15% preferential tax rate for 2010 and 2011. Both recognitions were renewed on October 2012, and hence the WFOE and our Principal VIE are eligible for a 15% preferential tax rate effective from 2012 to 2014. If the WFOE and our Principal VIE continue to meet the HNTE requirements as recognized by the government, the preferential tax status may be renewed.

Our Principal VIE’s subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2012, 2013 and 2014.

Under the EIT Law, dividends paid by FIEs out of profits earned after January 1, 2008 to non-PRC tax resident enterprises are subject to a PRC withholding tax of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of a PRC resident enterprise during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiary is currently wholly owned by our Hong Kong subsidiary. However, there is no assurance the PRC tax authorities will treat our Hong Kong subsidiary as the beneficial owner of the dividends paid by our PRC subsidiary and thus grant approvals for the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary.

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

Revenue recognition

Our revenue is primarily derived from pay-for-performance, display advertising services and other services. Revenue is recognized only when the persuasive evidence of an arrangement exists, the service has been performed, the price is fixed or determinable and the collectability of the related fee is reasonably assured in accordance with ASC 605, Revenue Recognition, or ASC 605. Specifically, contracts are signed to establish significant terms such as the price and specific services to be provided. We assess the creditworthiness of our customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer advances and deposits.

When pay-for-performance service and display advertising service arrangements with a customer involve multiple elements as defined in ASC 605-25, the total arrangement consideration is allocated to the separate deliverables on the basis of their relative selling price. Relative selling price is based on vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available or management’s best estimate of selling price, or BESP, if neither VSOE nor TPE are available. In determining its BESP for each deliverable, we consider our overall pricing model and objectives as well as market or competitive conditions that may impact the price at which we would transact if the deliverables were sold regularly on a standalone basis. In addition, the consideration allocated to the delivered element is limited to the amount that is not contingent upon the delivery of additional deliverables or other specified performance conditions. We monitor the conditions that affect our determination of selling price for each deliverable and reassesses such estimates periodically.

Pay-for-performance services

Our pay-for-performance platform enables customers including OTAs, airlines, hotels, packaged tour providers and other travel service providers to place their links and related description on our search results list or next to the search results list provided to users of our mobile or website platform. Starting from January 2014, we integrated the online payment facilitating service as part of our pay-for-performance suite of services and bear that cost of the online payment processing fees. We record the cost for providing the integrated pay-for-performance services (including the online payment processing fee paid to the online payment platforms) as cost of revenues.

Cost-per-sale. We receive fees from OTAs, airlines, hotels and local tour agencies for reservations and sales facilitated through our mobile or website platform. Fees from air travel facilitating services, including aviation insurance policies, are recognized as revenue, where applicable, net of estimated cancellations, upon the issuance of the air ticket by OTAs or airlines. We have a sufficiently homogenous volume of transactions from our customers and the evaluation of this historical data enables us to reasonably estimate cancellations. Estimated cancellations are recorded as a reduction of revenue in the same period that revenue is recognized. Estimated cancellations were insignificant for the years ended December 31, 2012, 2013 and 2014. Fees from hotel reservation facilitating services are recognized upon the reservation of the hotel rooms or after confirmation with the hotel that the end user has completed his or her stay, depending on the terms and conditions of the underlying contract. When our contracts with the hotel state that we earn the fees regardless of whether the end user completes his or her stay at the hotel, fees are recognized upon the reservation of the hotel room. We also receive fee from OTAs and local tour agencies for the reservation of vacation packages on our platforms. After the end user has completed the reservation for the vacation packages on our platforms, the end user will provide his or her booking reference to the travel services provider for such travel services provider to fulfill the reservation. Upon receipt of the end user’s booking reference, such travel services provider will acknowledge and accept the underlying end user reservation in our reservation system. Revenue is recognized by us when our reservation system receives such travel services provider’s booking reference acknowledgement and when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met. We have no further obligation after our reservation system receives such travel services provider booking reference acknowledgement. We consider the above arrangements in accordance with ASC 605 and have concluded that we act as an agent. Therefore, we present revenues from such transactions on a net basis in the consolidated statements of comprehensive loss.

Cost-per-click. Revenue is recognized when (a) the user clicks on the customer-sponsored links accessible on our mobile or website platform and is directed to the customer’s online booking webpage and (b) other revenue recognition criteria have been met.

We issue award credits to our customers based on the customers’ monthly spending on cost-per-click services, in accordance with the service contracts. These award credits can only be used for future cost-per-click services and are not redeemable for cash. We account for these award credits granted to the customers in conjunction with a current sale of services analogous to a multiple-element arrangement in accordance with ASC 605-25. The monthly spending by the customer relating to cost-per-click services is allocated to the clicks sold and the award credits earned based on their relative selling prices, which are proportionate to the cost-per-click services delivered and future cost-per-click services to be delivered from the award credits applied. Therefore, revenue is recognized proportionately as services including those in connection to award credits, are delivered to the customer. Deferred revenue as of December 31, 2013 and 2014 amounted to RMB1.4 million and RMB 2.3 million (US$0.4 million), respectively, which is recognized as the services are delivered within an estimated one month-period after the respective year-end.

Group-buying services. We generate commission revenues from selling group-buying vouchers for the offerings of products and services by our merchants, at discounted prices to our users. We devote substantial resources in selecting qualifying merchants, thereby ensuring the quality of products and services sold by our merchants through our platforms. Once a merchant is selected, we contract with the selected merchant for the specified product or service group-buying vouchers to be offered on our mobile platform or website, along with the timing of the offer, the voucher price and the price at which we will pay the merchant, shipping terms and conditions, if applicable, and the minimum threshold of vouchers for the specified product or service to be sold in order to validate the group-buying voucher offer.

We act as an agent rather than as the principal in the delivery of the goods or services underlying the vouchers as we do not assume the risks and rewards of ownership of goods nor are we responsible for fulfillment; both of these are the responsibility of the merchant. We present revenue on a net basis (representing the amount billed to users less the amount paid/payable to merchants) in accordance with ASC 605.

Our users have the ability to hold the vouchers for full refund, and therefore, the underlying sale from which we earn the related commission revenue as an agent is not culminated until our users actually redeem their vouchers. Revenue recognition is deferred until the redemption of the group-buying vouchers by the users for the delivery of products or consumption of the services, at which time the underlying sale from which we earn its commission has been culminated and we have completed our service obligations to our merchants. We have no remaining obligations to our merchants after voucher redemption by our users.

Coupon program for hotel reservation facilitating services

Revenue from hotel reservation facilitating services is recognized after confirmation with the hotel that the end users have completed their stay. In January 2013, we launched a coupon program through which we offer coupons to end users who make reservations with certain of our hotel customers through our mobile or website platform.

End users may redeem their coupons by submitting an online application within 30 days after the end user has completed his or her stay in the selected hotel as (i) cash that will be transferred by us to the end user’s bank account; or (ii) credits in the end user’s account for future flight or hotel reservations with our customers on our mobile or website platform.

Since the funding of the credits by us is paid in cash or provided as credits in the end user’s account as part of a revenue arrangement with our customer, the hotel, such payments by us are within the scope of ASC 605-50, Revenue Recognition: Customer Payments and Incentives in accordance with ASC 605-50-15-2. As we do not receive an identifiable benefit in return for the consideration (i.e. funding of the credits) that is sufficiently separable from the hotels’ purchase of reservation facilitating services from us, the funding of the credits to the end user is recognized as a reduction of revenue simultaneously as the corresponding revenue is recognized, in accordance with ASC 605-50-45-2. End user credits are reversed only if they are unredeemed upon expiration, which is 30 days after the end user’s hotel stay.

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

Rebates provided to customers of display advertising services

We provide cash incentives in the form of rebates to certain advertising agencies based on the cumulative advertising volume during each fiscal year. Such rebates are recorded as a reduction of revenue in the period that revenue is recognized in our consolidated financial statements in accordance with ASC 605.

Other services

The other services primarily represent commissions received from third-party online payment platforms for payments originating from user online bookings through our mobile or website platform. The commission is based on a contracted percentage of the total payments processed. Revenue is recognized, on a net basis, when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met.

Product developments

Product developments expenses primarily consist of salaries and related compensation for product developments personnel who are responsible for developing, improving and maintaining our mobile and website platforms. Product development expenses are recognized as incurred. We recognize website and software development costs in accordance with ASC 350, Intangibles-Goodwill and Other. We expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and website contents or the development of software for internal use. We capitalize software development costs that fulfill the capitalization criteria. As of December 31, 2014, there were no costs relating to website and software development that were subject to capitalization.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

In accordance with the provisions of ASC 740, Income taxes, we recognize in our financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits, which may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each tax audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We have elected to classify interest and penalties related to unrecognized tax benefits in the consolidated statements of comprehensive loss as income tax expense.

Share-based compensation

Options granted to employees

We apply ASC 718, Compensation — Stock Compensation or ASC 718, to account for our employee share-based compensation.

In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions, provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date.

For certain share options granted to corporate headquarter employees, there is a performance target that affects the exercisability of the award, which can be achieved after the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved. We account for the performance target as a performance condition. As such, the performance target shall not be reflected in estimating the fair value of the award at the grant date. Compensation cost shall be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period for which the requisite service already has been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period.

The service inception date is the date at which the requisite service period begins. If it is determined that the service inception date precedes the grant date, recognition of compensation cost for the period between the service inception date and the grant date is based on the fair value of the award at the reporting dates that occur before the grant date. The service inception date precedes the grant date if an award is authorized, the recipient begins to provide services and (a) either the award’s terms do not include a substantive future requisite service condition that exists at the grant date or (b) the award contains a market or performance condition that, if not satisfied during the service period preceding the grant date and following the inception of the arrangement, results in forfeiture of the award. An award is authorized when all approval requirements are completed, including action by the Board of Directors approving the award and the number of options or other equity instruments to be issued to individual employees.

To the extent the required vesting conditions are not met, resulting in the forfeiture of the share-based awards, previously recognized compensation expenses relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates.

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based compensation expenses could be materially impacted in the period of revision and in following periods.

The Black-Scholes-Merton option pricing model was applied in determining the estimated fair value of the options granted to employees.

The fair value of liabilities incurred in share-based payment transactions with employees are re-measured at the end of each reporting period through settlement. Changes in the fair value of a liability incurred under a share-based payment arrangement that occur during the requisite service period are recognized as compensation costs over that period.

Warrants issued to non-employees

We accounted for the warrants issued to non-employees following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the warrants issued as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

For the warrants issued to non-employees that is classified as a liability, it is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn the warrants. The cost associated with the warrants issued is recognized ratably over the period of service required to earn each tranche of warrants. Upon vesting, the warrants should continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-30 and ASC 480-10-35 at every reporting period until the warrants are settled. Changes in the fair value of the vested warrants will be recognized in earnings in the accompanying consolidated statements of comprehensive loss.

Contingencies

When a loss contingency is at least reasonably possible, we disclose an estimate of the loss or range of loss if such estimate can be made and is material; or we state that such estimate is immaterial if it can be estimated but is immaterial; or we disclose that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the amounts including damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the matter among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Intangible assets

Intangible assets acquired, mainly comprising of a domain name, are measured on initial recognition at cost. The domain name acquired may be used indefinitely without significant costs of renewal. The expected cash flows generated from the domain name are for an indefinite period. As a result, the domain name has been assessed as having an indefinite useful life. The domain name is not amortized but instead is tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist in accordance with ASC subtopic 350-30, or ASC 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. We perform our annual impairment assessment for acquired indefinite-lived intangible assets in December of each year.

Long-term investments

Our long-term investments consist of cost method investments.

In accordance with ASC subtopic 325-20, or ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which we do not have significant influence and which do not have readily determinable fair value, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since our investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the cost excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments and do not have readily determinable fair values.

Results of Operations

The following table sets forth a summary of our consolidated results of operations. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)

Consolidated Statement of Operations Data:
Revenues:
Pay-for-performance services(*)	446,550	772,114	1,666,653	268,616
Display advertising services	46,670	63,503	87,894	14,166
Other services(*)	8,505	15,305	2,208	356

Total revenues	501,725	850,922	1,756,755	283,138
Cost of revenues	(95,787)	(173,395)	(454,902)	(73,317)

Gross profit	405,938	677,527	1,301,853	209,821
Operating expenses
Product developments(1)	(187,266)	(319,021)	(774,511)	(124,829)
Product sourcing(1) (**)	(26,947)	(67,271)	(316,903)	(51,075)
Sales and marketing(1) (**)	(216,853)	(315,506)	(890,861)	(143,581)
General and administrative(1)	(50,574)	(129,209)	(399,914)	(64,454)
Online marketing expenses for Baidu Zhixin Cooperation	—	—	(699,983)	(112,817)
Contract termination loss provision	—	—	(64,485)	(10,393)
Operating loss	(75,702)	(153,480)	(1,844,804)	(297,328)
Interest income, net	832	4,757	31,329	5,049
Foreign exchange (loss) gain, net	(656)	1,469	(20,739)	(3,343)
Other income, net	363	1,057	4,873	785

Loss before income tax	(75,163)	(146,197)	(1,829,341)	(294,837)
Income tax expense	(15,950)	(41,092)	(17,560)	(2,830)

Net loss	(91,113)	(187,289)	(1,846,901)	(297,667)

Non-GAAP Financial Data

Adjusted net loss(2)	(57,257)	(117,662)	(812,759)	(130,992)
Adjusted EBITDA(2)	(24,010)	(51,669)	(743,151)	(119,773)
Adjusted operating loss(2)	(41,846)	(83,853)	(810,662)	(130,653)

*                 Pay-for-performance services also include revenue from group-buying business, which was reclassified from “other services”, as the commission is earned on pay-for-performance basis. Comparative amounts for the prior period have been reclassified to conform to the current period presentation.

**          Starting from January 1, 2014, certain expenses we incur to develop and maintain the network of our travel service providers were reclassified from “sales and marketing” expenses to “product sourcing” expenses. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

(1) Share-based compensation expenses were allocated in the operating expenses as follows:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Product developments	15,241	20,784	59,884	9,652
Product sourcing	1,330	2,117	2,958	477
Sales and marketing	5,243	5,417	12,565	2,025
General and administrative	5,392	35,389	190,963	30,778
Total share-based compensation expenses	27,206	63,707	266,370	42,932

(2) For discussions and reconciliations of these non-GAAP measures, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total Revenues. Our total revenues increased by 106.5% from RMB850.9 million in 2013 to RMB1,756.8 million (US$283.1 million) in 2014. This increase was primarily due to significant increases in P4P revenues and, to a lesser extent, increases in display advertising revenues, and was slightly offset by decreases in other services.

P4P revenues. Our P4P revenues increased by 115.9%, from RMB772.1 million in 2013 to RMB1,666.7 million (US$268.6 million) in 2014, primarily as result of the increases in TEFT and TEHR and revenue per ticket, but was partially offset by the decrease in revenue per room night. Our P4P revenue generated on mobile platform increase from RMB132.5 million in 2013 to  RMB708.7 million (US$114.2 million) in 2014.

Flights and flight-related. Our P4P revenue from flight tickets and related searches increased from RMB551.1 million in 2013 to RMB1,171.2 million (US$188.8 million) in 2014. TEFT increased from 51.1 million in 2013 to 83.9 million in 2014. Average number of flight ticket transactions per web user remained at 0.18 in 2013 and 2014. Average number of flight ticket transactions per mobile user increased from 0.17 in 2013 to 0.34 in 2014. Revenue per flight ticket increased from RMB10.8 in 2013 to RMB14.0 (US$2.3) in 2014 primarily due to the increase in the effective unit price we charge for flight and flight related searches.

Hotel. Our P4P revenue from hotel related services increased from RMB194.0 million in 2013 to RMB347.3 million (US$56.0 million) in 2014. TEHR increased from 16.2 million in 2013 to 32.1 million in 2014. Average number of hotel room night transactions per web user remained at 0.05 in 2013 and 2014. Average number of hotel room night transactions per mobile user increased from 0.08 in 2013 to 0.18 in 2014. Revenue per hotel room night decreased from RMB12.0 in 2013 to RMB10.8 (US$1.7) in 2014, primarily resulting from increased usage of our coupon program for our hotel direct business.

Display advertising revenues. Our display advertising revenues increased by 38.4%, from RMB63.5 million in 2013 to RMB87.9 million (US$14.2 million) in 2014, primarily due to increases in the average spending per customer from RMB387,214 in 2013 to RMB482,934 (US$77,834) in 2014.

Other revenues. Our other revenues decreased by 85.6% from RMB15.3 million in 2013 to RMB2.2 million (US$0.4 million) in 2014, primarily due to a significant decrease in service fees from third party online payment platforms.

Cost of revenues. Our cost of revenues increased by 162.4%, from RMB173.4 million in 2013 to RMB454.9 million (US$73.3 million) in 2014, primarily due to online payment processing fee recorded in cost of revenues and increases in data acquisition cost and sales tax and surcharges.

Online payment processing fees. Our online payment processing fees, which we began to incur since the first quarter of 2014, amounted to RMB125.2 million (US$20.2 million) in 2014.

Data acquisition costs. Our data acquisition costs increased by 55.5%, from RMB39.7 million in 2013 to RMB61.8 million (US$10.0 million) in 2014, as a result of an increase in our total number of flight search queries.

Bandwidth and server hosting costs. Our bandwidth and server hosting costs increased by 142.0%, from RMB11.6 million in 2013 to RMB28.1 million (US$4.5 million) in 2014, as a result of the addition of server hosting and bandwidth to support the growth of our user traffic and our services.

Depreciation. Our depreciation costs increased by 91.6%, from RMB9.3 million in 2013 to RMB17.8 million (US$2.9 million) in 2014, primarily due to the depreciation of additional servers we have acquired to support our business expansion.

Others. Other cost of revenues increased by 96.1%, from RMB29.1 million in 2013 to RMB57.1 million (US$9.2 million) in 2014, primarily due to an increase in service fees.

Sales tax and related surcharges. Our sales tax and related surcharges increased by 97.1%, from RMB83.6 million in 2013 to RMB164.9 million (US$26.6 million) in 2014, which was due to the increase in our total revenues.

Operating Expenses. Our total operating expenses increased by 278.7%, from RMB831.0 million in 2013 to RMB3,146.7 million (US$507.1 million) in 2014, primarily due to online marketing expense in connection with the launch of our hotel direct business, contract termination loss provision in 2014 in connection with the legal proceedings between eLong and us and increases in our sales and marketing expenses, product development expenses, product sourcing expenses and general and administrative expenses.

Product developments expenses. Our product developments expenses increased by 142.8%, from RMB319.0 million in 2013 to RMB774.5 million (US$124.8 million) in 2014, primarily due to an increase in salary, benefits and other headcount-related expenses associated with the growth of the product developments team.

Product sourcing expenses. Our product sourcing increased by 371.1%, from RMB67.3 million in 2013 to RMB316.9 million (US$51.1 million) in 2014, primarily due to increases in salary and benefits in 2014 as a result of the increased headcount in our product sourcing force in 2014.

Sales and marketing expenses. Our sales and marketing expenses increased by 182.4%, from RMB315.5 million in 2013 to RMB890.9 million (US$143.6 million) in 2014, primarily due to increased spending for the acquisition of user traffic to our mobile and website platform and an increase in salary and benefits in 2014 as a result of the increased headcount booked under the sales and marketing line in 2014.

General and administrative expenses. Our general and administrative expenses increased by 209.5%, from RMB129.2 million in 2013 to RMB399.9 million (US$64.5 million) in 2014, primarily as a result of a substantial increase in share-based compensation expenses and an increase in salary and benefits resulting from increases in headcount and average salaries.

Online marketing expense for Baidu Zhixin Cooperation. Online marketing expenses for Baidu Zhixin Cooperation for fiscal year 2014 were RMB700.0 million (US$112.8 million) compared to nil for 2013, as it was launched on January 2014. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

Contract termination loss provision. A loss provision was recorded in the amount of RMB64.5 million (US$10.4 million) in 2014 as a result of the legal proceedings between eLong and us compared to nil in 2013.

Income Tax Expense. Our income tax expense was RMB17.6 million (US$2.8 million) in 2014, as compared with RMB41.1 million in 2013. The decrease in income tax expense was primarily due to our decrease in taxable income as a result of increased loss before tax and partially offset by increased deemed profit arising from our travel-related services.

Net Loss. As a result of the foregoing, our net loss increased to RMB1,846.9 million (US$297.7 million) in 2014 from RMB187.3 million in 2013.

Adjusted Net Loss. Our adjusted net loss increased to RMB812.8 million (US$131.0 million) in 2014 from RMB117.7 million in 2013. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures” for discussions and reconciliations of non-GAAP measures.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total Revenues. Our total revenues increased by 69.6%, from RMB501.7 million in 2012 to RMB850.9 million in 2013. This increase was primarily due to significant increases in P4P revenues and, to a lesser extent, increases in display advertising revenues and other revenues.

P4P revenues. Our P4P revenues increased by 72.9%, from RMB446.6 million in 2012 to RMB772.1 million in 2013, primarily as a result of an increase in the number of search queries and an increase in our revenue per thousand search queries driven by an upward adjustment in our price for P4P services through the website and the growth of our mobile platform in 2013, or, in terms of business volume, as a result of the increases in TEFT and TEHR and partially offset by the decrease in revenue per ticket and revenue per room night.

•                  The number of web search queries for air tickets and revenue per thousand web search queries for air tickets increased from 1,394.4 million and RMB215.2, respectively, in 2012 to 2,057.2 million and RMB233.1, respectively, in 2013. The number of mobile search queries and revenue per thousand search queries for air tickets on our mobile platform increased from 130.7million and RMB58.9 in 2012 to 587.2 million and RMB121.5 in 2013. TEFT increased by 107.8%, from 24.6 million in 2012 to 51.1 million in 2013, with a 13.8% decrease in revenue per ticket.

•                  The number of web search queries for hotels and revenue per thousand web search queries for hotels increased from 178.9 million and RMB637.0, respectively, in 2012 to 182.8 million and RMB733.8, respectively, in 2013. The number of mobile search queries and revenue per thousand search queries for hotels on our mobile platform increased from 63.2 million and RMB187.3 in 2012 to 195.0 million and RMB307.1 in 2013. TEHR increased by 118.8%, from 7.4 million in 2012 to 16.2 million in 2013, with a 29.5% decrease in revenue per room night. We launched a hotel coupon program in January 2013 to offer credit rebates to end users who make reservations through us with some of our hotel customers. The credit rebate amount we offer to the end users is, in accordance with our accounting policies, simultaneously recognized as a reduction of our revenues from the hotel customers. Since we started the hotel coupon program in January 2013, the amount of credit rebate we offer to the end users was RMB48.8 million in 2013.

Display advertising revenues. Our display advertising revenues increased by 36.1% from RMB46.7 million in 2012 to RMB63.5 million in 2013, primarily due to an increase in the average spending per customer from RMB193,677 in 2012 to RMB387,214 in 2013.

Other revenues. Our other revenues increased by 80.0%, from RMB8.5 million in 2012 to RMB15.3 million in 2013, primarily due to the increase in service fees from third party online payment platforms.

Cost of revenues. Our cost of revenues increased by 81.0%, from RMB95.8 million in 2012 to RMB173.4 million in 2013, primarily due to the increases in sales tax and related surcharges and data acquisition costs.

Data acquisition costs. Our data acquisition costs increased by 43.0%, from RMB27.8 million in 2012 to RMB39.7 million in 2013, as a result of (i) an increase in our total number of flight search queries and (ii) to a lesser extent, the expansion of our search coverage of international air tickets, which had a higher per search cost than that for domestic air tickets, partially offset by our repeat use of data without additional charge for search queries that occur shortly after an earlier search query that required the same data.

Bandwidth and server hosting costs. Our bandwidth and server hosting costs increased by 23.7%, from RMB9.4 million in 2012 to RMB11.6 million in 2013, as a result of the addition of server hostings and bandwidth to support the growth of our user traffic and our services.

Depreciation. Our depreciation costs increased by 53.1%, from RMB6.1 million in 2012 to RMB9.3 million in 2013, primarily due to the depreciation of additional servers we have acquired to support our business expansion.

Others. Other cost of revenues increased by 136.9%, from RMB12.3 million in 2012 to RMB29.1 million in 2013, primarily due to an increase in short-message-service fees that resulted from increasing transaction volume and more short messages that we sent to our users for each transaction on our SaaS system to improve user satisfaction.

Sales tax and related surcharges. Our sales tax and related surcharges increased by 107.8%, from RMB40.3 million in 2012 to RMB83.6 million in 2013, which was due to the increase in our total revenues and, to a lesser extent, the increase in taxes on our deemed revenue arising from our travel-related services.

Operating Expenses. Our total operating expenses increased by 72.5%, from RMB481.6 million in 2012 to RMB831.0 million in 2013, primarily due to increases in product developments expenses, product sourcing expenses, sales and marketing expenses and general and administrative expenses.

Product developments expenses. Our product developments expenses increased by 70.4%, from RMB187.3 million in 2012 to RMB319.0 million in 2013, primarily due to an increase in salary, benefits and other headcount-related expenses associated with the growth of the product developments team.

Product sourcing expenses. Our Product sourcing expenses increased by 149.6%, from RMB26.9 million in 2012 to RMB67.3 million in 2013, primarily due to increases in salary and benefits resulted from the increase in sales personnel.

Sales and marketing expenses. Our Sales and marketing expenses increased by 45.5%, from RMB216.9 million in 2012 to RMB315.5 million in 2013, primarily due to increased spending for the acquisition of user traffic to our website and mobile platform and increases in salary and benefits in 2013 as a result of the increased headcount booked under the sales and marketing line in 2013.

General and administrative expenses. Our general and administrative expenses increased by 155.5% from RMB50.6 million in 2012 to RMB129.2 million in 2013, primarily as a result of a substantial increase in share-based compensation expenses and an increase in salary and benefits resulting from increases in headcount and average salaries.

Income Tax Expense. Our income tax expense was RMB41.1 million in 2013, as compared with RMB16.0 million in 2012. The increase in income tax expense was primarily due to the increase in taxes on our deemed profit arising from our travel-related services.

Net Loss. As a result of the foregoing, our net loss increased to RMB187.3 million in 2013 from RMB91.1 million in 2012.

Adjusted Net Loss. Our adjusted net loss increased to RMB117.7 million in 2013 from RMB57.3 million in 2012. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures” for discussions and reconciliations of non-GAAP measures.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were increases of 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for March 2013, 2014 and 2015 were increases of 2.4%, 2.4% and 1.4%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.            LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

Our principal sources of liquidity have been our sale of shares, cash generated from operating activities and more recently the proceeds from our initial public offering in November 2013. Our cash and cash equivalents consist of cash on hand and demand bank deposits and our short-term investment consists of low-risk investments with maturities between three months and one year when acquired. As of December 31, 2014, we had RMB1.463 billion (US$235.8 million) in cash, cash equivalents, restricted cash, funds receivable and short-term investment. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2012, 2013 and 2014. We have been able to meet our working capital needs and we believe that we will be able to meet our working capital needs in the next 12 months with our cash balance and operating cash flow. We may, however, need additional capital in the future to fund our continued business growth.

We entered into a revolving credit facility agreement with Baidu with a principal amount of US$300.0 million on February 27, 2014. The agreement has a term of three years with an interest rate of 90% of the benchmark lending rate published by the People’s Bank of China. As of December 31, 2014, US$300.0 million were outstanding under this credit facility. We drew down an amount of RMB507.0 million (US$81.7 million) from this facility on March 12, 2015.  If this credit facility is terminated prior to its expiration date, we would lose a significant financing source, we might not be able to replace it promptly or on similar terms or at all, and our business and result of operations could be adversely affected.

We have also started to make strategic investments in 2014, and intend to continue to make such strategic investments in the future that will complement our business.  Our long-term investments totaled RMB103.2 million (US$16.6 million) as of December 31, 2014.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used for) operating activities	3,838	(59,919)	(435,724)	(70,227)
Net cash provided by (used for) investing activities	74,389	(524,738)	230,840	37,204
Net cash (used for) provided by financing activities	(52,874)	1,432,081	15,001	2,418
Effect of exchange rate changes on cash and cash equivalents	(287)	(15,806)	22,726	3,664
Net increase (decrease) in cash and cash equivalents	25,066	831,618	(167,157)	(26,941)
Cash and cash equivalents at the beginning of the year	123,445	148,511	980,129	157,968
Cash and cash equivalents at the end of the year	148,511	980,129	812,972	131,027

Operating Activities

Net cash used for operating activities in 2014 was approximately RMB435.7 million (US$70.2 million) , which was primarily attributable to (i) our net loss of RMB1,846.9 million (US$297.7 million) in 2014; (ii) an increase in accounts receivable of RMB67.7 million (US$10.9 million), primarily due to the increased volume in our P4P services and displaying advertising services; (iii) an increase in prepayments and other current assets of RMB193.6 million (US$31.2 million) and (iv) an increase in funds receivables of RMB172.0 million (US$27.7 million), offset by (i) the increase in accrued expenses and other current liabilities of RMB717.1 million (US$115.6 million); (ii) the adjustment of online-marketing expenses for the Baidu Zhixin Cooperation of approximately RMB700.0 million (US$112.8 million) and non-cash charges from operating activities of RMB320.5 million (US$51.7 million), which primarily included share-based compensation expenses of RMB265.9 million (US$42.9 million) and depreciation expenses of RMB52.0 million (US$8.4 million) and (iii) an increase in customer advances and deposits of RMB94.3 million (US$15.2 million), primarily due to the increased volume of pay-for- performance services that require our customers to pay in advance.

Net cash used for operating activities in 2013 was approximately RMB59.9 million, which was primarily attributable to (i) our net loss of RMB187.3 million in 2013; (ii) the adjustment of non-cash charges from operating activities of RMB85.9 million, which primarily included the share-based compensation expenses of RMB58.2 million and depreciation expenses of RMB22.7 million; (iii) an increase in fund receivables of RMB210.3 million and an increase in restricted cash of RMB114.5 million, offset by the increase in accrued expenses and other current liabilities of RMB289.9 million; (iv) an increase in accounts receivable of RMB61.3 million, primarily due to the increased volume of displaying advertising services and (v) an increase in customer advances and deposits of RMB95.6 million, primarily due to the increased volume of pay-for- performance services that require our customers to pay in advance.

Net cash provided by operating activities in 2012 was approximately RMB3.8 million. This was primarily based on our net loss of RMB91.1 million in 2012, further adjusted by an increase in restricted cash of RMB48.9 million, an increase in funds receivable of RMB27.5 million and an increase in prepayments and other current assets of RMB19.8 million, positively offset by an increase in accrued expenses and other current liabilities of RMB90.7 million, an increase in customer advances and deposits of RMB34.9 million and an increase in salaries and benefits of RMB19.8 million. The increase in restricted cash was primarily due to the receipt of cash from our users for the purchase of air tickets and hotels on our platform.

Investing Activities

Net cash provided by investing activities was RMB230.8 million (US$37.2 million) in 2014, primarily due to the net proceeds we received from the maturity of short-term investments of RMB497.7 million (US$80.2 million), which was primarily offset by acquisition of property and equipment of RMB160.8 million (US$25.9 million) and long-term investments of RMB103.2 million (US$16.6 million).

Net cash used for investing activities was RMB524.8 million in 2013, primarily due to the net amounts used for the purchase of the short-term investments.

Net cash provided by investing activities was RMB74.4 million in 2012, primarily due to the net proceeds we received from the maturity of short-term investments.

Financing Activities

Net cash provided by financing activities totaled approximately RMB15.0 million (US$2.4 million) in 2014, primarily due to proceeds of RMB15.0 million (US$2.4 million) from exercise of share options.

Net cash provided by financing activities totaled approximately RMB1,432.1 million in 2013, primarily attributable to the proceeds of RMB354.6 million from issuance of ordinary shares in March 2013 and RMB1,083.3 million from our initial public offering and concurrent private placement in November 2013.

Net cash used for financing activities totaled approximately RMB52.9 million in 2012, primarily due to a distribution to shareholders in connection with the Baidu Transaction, partially offset by the net proceeds from loans with related parties.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in servers, computers, other office equipment and domain name. We had capital expenditures of RMB23.5 million, RMB39.3 million and RMB158.6 million (US$25.6 million) in 2012, 2013 and 2014, respectively. We expect to incur approximately RMB300 million (US$48.4 million) in capital expenditures for 2015, primarily on servers, computers and other office equipment and leasehold improvements in the ordinary course of our business. We intend to fund such capital expenditures with our cash on hand. Actual future capital expenditures may differ from the amounts indicated above. We will continue to make capital expenditures to meet the expected growth of our operations and we expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C.            PRODUCT DEVELOPMENTS

We have an experienced team of software engineers and product managers in our product development department, among whom a significant number of engineers and product managers were dedicated to the development of our mobile platform and hotel direct business. Our product developments team is centralized in our corporate headquarters in Beijing. We recruit most of our software engineers across China, from among graduates with bachelor’s or master’s degrees in computer science and related fields. Our product development efforts focus on developing and improving our user experience and customer service.

In 2012, 2013 and 2014, our product developments expenses, including share-based compensation expenses for research and development staff, were RMB187.3 million, RMB319.0 million and RMB774.5 million (US$124.8 million), respectively, representing 37.3%, 37.5% and 44.1% of our total revenues for 2012, 2013 and 2014, respectively. Our research and development expenses consist primarily of personnel-related costs.

D.            TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets, transferred to an unconsolidated entity, that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.             CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2014:

			Payments Due by Period
	Total		Within
	RMB	US$	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual Obligations
Operating lease commitments	179,071	28,861	137,295	41,390	386	—

Total expenses for all operating leases were approximately RMB34.4 million, RMB51.3 million and RMB163.1 million (US$26.3 million) for 2012, 2013 and 2014, respectively.

Capital Commitments

Our capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and renovation of our offices. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to nil and RMB29.8 million (US$4.8 million) as of December 31, 2013 and 2014. All of the commitments relating to improvement of network infrastructure and renovation of our offices are to be fulfilled within the next year.

In addition, as of December 31, 2014, we have contractual commitments to make additional investments contingent on the achievement of certain conditions by three existing cost-method investees and other long-term investments in several travel operators in the PRC with a total maximum amount of RMB315.6 million (US$50.9 million).

Loss contingencies

With respect to display advertising services, we regularly provide such services at a discount to our standard rates, a standard industry practice in the PRC. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the advertisement contract. The VAT pilot plan created uncertainties as to whether these free elements should constitute deemed taxable services, and therefore should not be treated as discounts to the overall contract arrangements and should be subject to VAT based on the standard rates of services. We currently do not treat such free elements as giving rise to deemed taxable services for VAT purposes. The rules related to the VAT pilot plan are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The estimated amount for this contingency up to December 31, 2014 was RMB7.2 million (US$1.2 million).

Furthermore, from time to time, we are involved in disputes that arise in the ordinary course of business. We are currently involved in certain legal proceedings with eLong as discussed in “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.” We have accrued a contract termination loss provision with a charge to expense in the amount of RMB64.5 million (US$10.4 million) as of December 31, 2014 in connection with these proceedings. However, actual liability may be materially different from the estimates as of December 31, 2014 and may have a material adverse effect on our operating results or financial condition.

G.           SAFE HARBOR

See “Forward-looking Statements” on page 4 of this annual report.

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

Name	Age	Position/Title
Robin Yanhong Li	46	Chairman of the Board of Directors
Chenchao (CC) Zhuang	39	Co-founder, Director and Chief Executive Officer
Sam Hanhui Sun	42	Chief Financial Officer
David Yongqiang Wu	39	Chief Technology Officer
Denise Xiaomei Peng	43	Chief Operating Officer
Yilu Zhao	39	Chief Strategy Officer
Hesong Tang	49	Director
Denny Ting Bun Lee	47	Independent Director
Richard Jin Choon Lim	58	Independent Director
Jixun Foo	47	Independent Director
Helen Haiwen He	47	Director

Mr. Robin Yanhong Li has served as our director since June 2012 and was elected chairman of the board of directors in June 2012. Mr. Li is co-founder, chairman and chief executive officer of Baidu, Inc. and oversees its overall strategy and business operations. Mr. Li has been serving as the chairman of the board of directors of Baidu since its inception in January 2000 and as the chief executive officer of Baidu since January 2004. Mr. Li served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director and chairman of the compensation committee of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China. Mr. Li also acts as the vice chairman of the Internet Society of China. Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Mr. Chenchao (CC) Zhuang is our co-founder and chief executive officer and has been a member of our board of directors since November 2007. Mr. Zhuang is responsible for our overall business strategies and operation. Prior to his appointment as our chief executive officer in June 2011, Mr. Zhuang was our President, overseeing the company’s operation. Before starting our company in 2005, Mr. Zhuang was a core member of the World Bank’s System Architecture team based in Washington DC, U.S. from 2001 to 2005. At the World Bank, Mr. Zhuang was instrumental in developing an intranet used in 130 countries in 25 languages that was awarded “Best Intranet” by the Nielsen Norman Group in 2003. Prior to moving to Washington DC, Mr. Zhuang was a founding member and the chief technology officer of Shawei.com, a leading sports portal website in China, which was acquired by the TOM Group in 2000. Mr. Zhuang received a bachelor’s degree in electrical engineering from Peking University in 1998.

Mr. Sam Hanhui Sun has been our chief financial officer since January 2010. Mr. Sun was the chief financial officer of KongZhong Corporation, a NASDAQ-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director and audit committee chair of SouFun.com, an NYSE listed company, and an independent director and audit committee chair of China Auto Rental Inc., a Hong Kong Stock Exchange Listed company. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China. Effective May 1, 2015, Mr. Sun will become the president of our Company.

Mr. David Yongqiang Wu has been our chief technology officer since March 2007 and is responsible for our technology and product developments. Mr. Wu has over ten years of experience in the information technology industry. Prior to joining us, he worked as the technical director of Yahoo China from December 2005 to March 2007, during which he led the successful IT transition and integration in Alibaba’s acquisition of Yahoo China. From May 2005 to December 2005, Mr. Wu was the technical operation director at eLong. Mr. Wu worked at Yahoo China from March 2001 to March 2005. Prior to joining Yahoo China in March 2001, Mr. Wu served as the engineer head of Beijing Telegraph Office from December 1998 to March 2001 and as the assistant to general manager at Savy Technology from July 1996 to December 1998. Mr. Wu received a bachelor’s degree from Beijing Institute of Technology in 1996 and an MBA degree in finance from The Chinese University of Hong Kong in 2005.

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

Ms. Yilu Zhao has served as our chief strategy officer since March, 2014. She is responsible for capital markets activities, investor relations and mergers and acquisitions. Prior to joining Qunar, Ms. Zhao was an Executive Director at the Investment Banking Division of Goldman Sachs, where she developed key client relationships and led the execution of many important transactions. Previously, Ms. Zhao was an award-winning reporter with The New York Times, based at its U.S. headquarters. She received her B.A. from Yale University and J.D. from Harvard Law School. Effective May 1, 2015, Ms. Zhao will become the chief financial officer of our Company.

Mr. Hesong Tang has served as our director since July 2011. Mr. Tang was the Vice President of Baidu and leads Baidu’s mergers and acquisitions and strategic investment business. Prior to joining Baidu in September 2009, Mr. Tang worked at Microsoft as the Director of Strategic Investment for the Greater China Region for more than six years, from January 2003 to September 2009, during which he was in charge of strategic investments, joint ventures and some strategic business development initiatives. Mr. Tang also worked at Cisco Systems and Applied Materials in the business development and finance departments, respectively. In addition, Mr. Tang had two years’ start-up experience in the information technology industry. Mr. Tang received a bachelor’s degree in electrical engineering and a master’s degree in management from Tsinghua University, as well as an MBA degree from the University of Chicago. Mr. Tang left Baidu in August 2014 and has been full time student at Harvard Kennedy School studying for Master of Public Administration (MPA).

Mr. Denny Ting Bun Lee has served as our director since June 2012. Since April 2002, Mr. Lee has served as a director of NASDAQ-listed Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services. Mr. Lee currently serves as a non-executive director on the board of Netease.com, Inc. He was the chief financial officer of Netease.com from April 2002 to June 2007 and a financial controller from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently also serves as an independent non-executive director of Concord Medical Services Holdings Limited and New Oriental Education & Technology Group Inc., both listed on the NYSE. Mr. Lee also served as an independent non-executive director of China Metal Resources Utilization Limited, a company listed on the Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University in 1990 majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

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

Mr. Jixun Foo has served as our director since October 2009. Mr. Foo is a managing partner of GGV Capital based in Shanghai. Prior to joining GGV Capital in 2006, Mr. Foo was a director of DFJ ePlanet, where he led investments in Asia. Prior to joining DFJ ePlanet, Mr. Foo headed the Investment Group with the Finance & Investment Division, National Science & Technology Board of Singapore from 1996 to 2000. Before that, Mr. Foo was an R&D engineer and project group leader at Hewlett Packard from 1993 to 1995. Mr. Foo graduated from the National University of Singapore with a First-Class Honors degree in Engineering in 1993 and received a master’s degree in the management of technology from the university’s Graduate School of Business in 1997.

Ms. Helen Haiwen He has served as our director since April 2014. Ms. He serves as Senior Consultant for Baidu in charge of Corporation Development and Business Analysis. Ms. He served as the chief financial officer and consultant of Baidu from 2003 to 2004. From 1994 to 1999, Ms. He worked in the investment banking division of the Bear Stearns Companies, Inc. Ms. He also served as the chief financial officer of NASDAQ-listed Netease.com, Inc. from 1999 to 2001, and as a consultant and senior vice president of 99Bill Corporation, a company focusing on providing online payment platform services in China, from 2005 to 2011. Ms. He graduated from Tianjin University of China with a bachelor’s degree in Computer Science in 1989 and received a master’s degree in Computer Science from the University of Arizona in 1993. Ms. He holds the Chartered Financial Analyst qualification.

B.                                    COMPENSATION

For the fiscal year ended December 31, 2014, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB10.9 million (US$1.8 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Equity Compensation Plans

On November 8, 2007, our board of directors and our shareholders approved our 2007 Share Plan to attract and retain talent, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2007 Share Plan was amended on July 30, 2010, June 22, 2011, December 29, 2011, August 10, 2012, September 24, 2013 and February 12, 2015. The maximum number of Shares that may be issued under the amended and restated 2007 Share Plan was 36,352,134 as of September 24, 2013, and shall increase (i) on January 1, 2014 by 1.5% of our then total outstanding shares, (ii) on January 1 of each of 2015, 2016 and 2017 by 2.65% of the then outstanding shares, and (iii) on January 1 of each year starting with 2018, for the remainder of the term of the plan, by 1.5% of the then outstanding Shares.

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

Termination of the 2007 Share Plan. Our 2007 Share Plan shall terminate automatically 10 years after the later of (i) the date when our board of directors adopted the plan or (ii) the date when our board of directors approved the most recent increase in the number of shares reserved for the plan that was also approved by our shareholders. Our board of directors may amend, suspend or terminate the plan at any time and for any reason; provided, however, that any amendment of the plan shall be subject to the approval of our shareholders if it (i) increases the number of shares available for issuance under the plan (except for adjustment of shares); (ii) materially changes the class of persons who are eligible for the grant of the employee incentive stock option; or (iii) is required by applicable law or our articles.

In order to stimulate business performance and growth in the long term, we established the “Business Unit Incentive Plan” as part of our 2007 Share Plan in January 2013. Under the “Business Unit Incentive Plan,” we set up long-term performance targets for each business unit. The Board of Directors may grant options to its employees of the business units to purchase an aggregate of no more than 10,800,000 Class B ordinary shares with the exercise price of US$0.01 if the business units meet the long-term performance targets. On November 25, 2014, our Board of directors approved an extension of the Business Unit Incentive Plan to cover employees of additional business units. The total number of our Class B ordinary shares to be issued under the Business Unit Incentive Plan was increased to 18,000,000. These options shall be vested and exercised all at once within one quarter after the grant date. From our perspective, the achievement of long-term performance target of each business unit depends on various factors including the future market condition and economic environment, etc., hence we are unable to estimate the date on which the performance target will be satisfied based on all available evidence now. In addition, the Board of Directors has to approve individual option grants before the options are granted. As of December 31, 2014, no options under our long-term Business Unit Incentive Plan have been granted to business units.

The following table summarizes, as of March 31, 2015, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2007 Share Plan, after giving effect to the increase in the number of outstanding share options granted before July 2011 as a result of the investment by Baidu.

	Ordinary Shares	Exercise
	Underlying	Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Chenchao (CC) Zhuang	140,625	0.01	January 1, 2012	December 31, 2021
	151,875	0.01	January 25, 2013	December 31, 2022
	2,862,444	3.9559	October 1, 2013	September 30, 2023
	3,033,448	6.5932	October 1, 2013	September 30, 2023

Sam Hanhui Sun	*	0.5630	January 5, 2010	January 4, 2020
	*	0.01	July 1, 2011	June 30, 2021
	*	0.01	January 1, 2012	December 31, 2021
	*	0.01	April 1, 2012	March 31, 2022
	*	0.01	January 25, 2013	December 31, 2022
	*	0.01	April 1, 2013	March 31, 2023
	*	0.01	January 1, 2014	December 31, 2023

David Yongqiang Wu	*	0.0266	November 28, 2007	November 27, 2017
	*	0.1297	November 25, 2008	November 24, 2018
	*	0.01	July 1, 2011	June 30, 2021
	*	0.01	April 1, 2012	March 31, 2022
	*	0.01	January 4, 2013	December 31, 2022
	*	0.01	January 1, 2014	December 31, 2023

Denise Xiaomei Peng	*	0.0266	November 28, 2007	November 27, 2017
	*	0.5630	February 1, 2010	January 31, 2020
	*	0.6193	October 1, 2010	September 30, 2020
	*	0.01	July 1, 2011	June 30, 2021
	*	0.01	April 1, 2012	March 31, 2022
	*	0.01	January 1, 2014	December 31, 2023

Yilu Zhao	*	0.01	April 1, 2014	March 31, 2024

Richard Jin Choon Lim	*	0.01	January 1, 2014	December 31, 2023

Jixun Foo	*	0.01	January 1, 2014	December 31, 2023

Denny Ting Bun Lee	*	0.01	July 1, 2012	June 30, 2022

Hesong Tang	*	0.01	October 1, 2014	October 31, 2024

Other individuals as a group	18,200,406	0.01-1.4076	November 28, 2007 — January 1, 2015	November 27, 2017 — December 31, 2024
Total	24,388,798

*                     The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

C.                                    BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Rules. We intend to follow home country practice that permits our board of directors to have less than a majority of independent directors in lieu of complying with Rule 5605(b)(1) of the NASDAQ Rules that require boards of U.S. companies to have a board of directors which is comprised of a majority of independent directors. Moreover, we intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

Under our amended and restated memorandum and articles of association, our board of directors is required to consist of at least two directors. Our directors may be elected by an ordinary resolution of the holders of our ordinary shares or by a resolution of our directors. In addition, our amended and restated memorandum and articles of association permit our directors to be elected by cumulative voting of our shareholders at any general meeting at which the election of our directors will be voted upon, whereby our board may nominate and propose more nominees for election as directors than the number of seats available to be filled. Any one or more of our shareholders holding at least 10% of our issued and outstanding shares may also propose nominees for election. At the general meeting of shareholders at which the election of directors is voted upon, each shareholder will have a number of cumulative votes (which is calculated by reference to (i) the number of votes carried by such shareholder’s shares, as a percentage of the total aggregate votes carried by all shares represented and voted at the meeting, multiplied by (ii) the number of available seats to be filled), and may cast such cumulative votes in favor of any one or more of the proposed nominees. The nominees who receive the most cumulative votes, up to the number of nominees required to fill the number of available seats, will be duly and validly elected as directors. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Any of our directors who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors.  A director may not vote in respect of any contract or proposed contract or arrangement that he is interested in and, if he does so, his vote shall not be counted.

Term of Directors and Executive Officers

Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been duly elected or appointed, or until his or her office is otherwise vacated. A director may be removed from office by an ordinary resolution of our shareholders at any time before the expiration of his or her term.  In addition, the office of a director shall be vacated if (a) he or she dies, becomes bankrupt or makes any arrangement or composition with his creditors, (b) he or she is found to be or becomes of unsound mind, (c) he or she resigns his office by notice in writing to the Company, (d) a majority of our directors resolve that he or she be removed and his office be vacated. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages against any director if a duty owed by that director is breached.

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

•                  establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•                  periodically reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                  meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of three directors, namely Messrs. Jixun Foo, Richard Lim and Hesong Tang, and is chaired by Mr. Jixun Foo. Each of Messrs. Jixun Foo and Richard Lim satisfies the “independence” requirements of the NASDAQ Stock Market Rules and the SEC regulations. We intend to follow home country practice that permits a compensation committee to contain directors who do not meet the definition of “independence” within the meaning of Rules 5605(a)(2) and 5605(d)(2)(A) of the NASDAQ Rules. We intend to follow home country practice in lieu of complying with Rule 5605(d)(2)(A) of the NASDAQ Rules which requires the compensation committees of U.S. companies to be comprised solely of independent directors. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely Messrs. Denny Lee, Hesong Tang and Jixun Foo, and is chaired by Mr. Jixun Foo. Each of Messrs. Denny Lee and Jixun Foo satisfies the “independence” requirements of the NASDAQ Stock Market Rules and the SEC regulations. We intend to follow home country practice that permits a nominations committee to contain directors who do not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the NASDAQ Rules. We intend to follow home country practice in lieu of complying with Rule 5605(e)(1)(B) of the NASDAQ Rules which requires that nominations committees of U.S. companies be comprised solely of independent directors. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    EMPLOYEES

As of December 31, 2014, we had approximately 7,300 full-time employees, including over 2,500 in product developments, approximately 2,400 in product sourcing, approximately 1,900 in the teams responsible for data analysis, call center, editors and photographers and other functions that are booked under the sales and marketing line, and approximately 400 in general administration and others.

The majority of our employees are located in our headquarters in Beijing while certain of our product sourcing employees are located in various cities in China. We directly recruit, train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E.                                    SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares, as of March 31, 2015:

•                  each person known to us to beneficially own 5% or more of our ordinary shares; and

•                  each of our directors and executive officers.

Beneficial ownership includes voting or investment power with respect to the securities. Percentage of beneficial ownership is based on (i) 224,299,179 Class A ordinary shares, (ii) 135,758,772 Class B ordinary shares, including Class B ordinary shares represented by our ADSs, and (iii) a total of 360,057,951 ordinary shares outstanding as of March 31, 2015.

	Beneficially Owned
Name	Number	Percentage of Class A Ordinary Shares	Percentage of Class B Ordinary Shares
Directors and Executive Officers:
Robin Yanhong Li	—	—	—
Chenchao (CC) Zhuang(1)	25,669,778	8.72%	4.50%
Sam Hanhui Sun	*	—	*
David Yongqiang Wu	*	—	*
Denise Xiaomei Peng	*	—	*
Yilu Zhao	*	—	*
Hesong Tang	—	—	—
Richard Jin Choon Lim(2)	9,525,807	4.24%	*
Jixun Foo(3)	11,670,119	4.09%	*
Denny Ting Bun Lee	*	—	*
Helen Haiwen He	—	—	—
All directors and executive officers as a group	52,269,014	17.05%	9.16%
Principal Shareholders:
Baidu Holdings Limited(4)	185,202,519	82.57%	—
Hillhouse Capital Management, Ltd.(5)	17,160,451	*	12.64%
Oppenheimer Funds, Inc. (6)	16,797,300	—	12.37%
PAR Capital Management, Inc.(7)	7,684,249	—	5.66%
FMR LLC (8)	6,989,022	—	5.15%
Platium Investment Management Limited(9)	6,845,136	—	5.04%

*                 Upon exercise of all options currently exercisable or vesting within 60 days of March 31, 2015, would beneficially own less than 1% of our total outstanding shares.

(1)       Represents (i) 598,500 Class B ordinary shares in the form of 199,500 ADSs directly held by Mr. Zhuang acquired through the exercise of stock options, (ii) 3,331,629 Class B ordinary shares that Mr. Zhuang has the right to acquire within 60 days of March 31, 2015 through the exercise of stock options, (iii) 19,565,684 Class A ordinary shares directly held by Forlongwiz Holdings Limited and (iv) 1,261,965 Class B ordinary shares and 912,000 Class B ordinary shares in the form of ADSs directly held by Innovation Vision Investment Limited. Mr. Zhuang is a director and beneficial owner of Forlongwiz Holdings Limited through certain trust arrangements. Mr. Zhuang’s spouse is the director and beneficial owner of Innovation Vision Investment Limited and shares held by Innovation Vision Investment Limited may be deemed to be beneficially owned by Mr. Zhuang.

(2)       Represents (i) 9,227,913 Class A ordinary shares directly held by GSR Ventures I, L.P., a Cayman Islands exempted limited partnership, (ii) 285,394 Class A ordinary shares directly held by GSR Principals Fund I, L.P., a Cayman Islands exempted limited partnership and (iii) 12,500 Class B ordinary shares that Mr. Lim has the right to acquire within 60 days of March 31, 2015 through the exercise of stock options. The general partner of GSR Ventures I, L.P. and GSR Principals Fund I, L.P. is GSR Partners I, L.P. GSR Partners I, L.P.’s general partner is GSR Partners I, Ltd. which is owned by Mr. Richard Lim, Mr. Sonny Wu, Mr. James Jian Ding, Mr. Alexander Pan and Ms. Ryann Yap. Mr. Richard Lim and other members of GSR Partners I, L.P. disclaim beneficial ownership of the securities held by GSR Partners I, L.P. except to the extent of their pecuniary interest therein.

(3)       Represents (i) 10,585,499 Class A ordinary shares and 885,600 Class B equivalent ordinary shares in the form of ADSs held by Granite Global Ventures III L.P., (ii) 172,120 Class A ordinary shares and 14,400 Class B ordinary shares equivalent ordinary shares in the form of ADSs held by GGV III Entrepreneurs Fund L.P. and (iii) 12,500 Class B ordinary shares that Mr. Foo has the right to acquire within 60 days of March 31, 2015 through the exercise of stock options. Mr. Foo is a managing director of the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P., and has shared voting and dispositive power over all the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Jixun Foo disclaims beneficial ownership of all these shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P., except to the extent of his pecuniary interest therein.

(4)       Represents 185,202,519 Class A ordinary shares directly held by Baidu Holdings Limited, which is 100% owned by Baidu, Inc., a company listed on the NASDAQ Global Select Market. The address of Baidu, Inc. is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the PRC.

(5)       According to the amendment to the Schedule 13D filed with the SEC on April 9, 2015, Hillhouse Capital Management, Ltd. (“Hillhouse Capital”) beneficially owned one Class A ordinary share, 16,645,752 Class B ordinary shares held by Gaoling Fund, L.P. (“Gaoling”) and 514,698 Class B ordinary shares held by YHG Investment, L.P. (“YHG”) as of April 9, 2015. Hillhouse Capital acts as the sole management company of Gaoling and the sole general partner of YHG. Gaoling and YHG are the sole shareholders of HCM Qunar Holdings Limited (“HCM Qunar” and, together with Gaoling and YHG, the “Hillhouse Entities”). Hillhouse Capital was deemed to be the sole beneficial owner of, and to control the voting power of, the Class B Shares represented by ADSs and the Class A Ordinary Share held by the Hillhouse Entities. The address of Hillhouse Capital is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong. We do not have further information with respect to any changes in Hillhouse Capital’s beneficial ownership of our shares subsequent to April 9, 2015.

(6)       According to the amendment to the Schedule 13G filed with the SEC on February 9, 2015, Oppenheimer Funds, Inc. beneficially owned 5,599,100 ADSs of which 4,782,300 ADSs were held through Oppenheimer Developing Markets Fund as of December 31, 2014. In effect, Oppenheimer Funds, Inc. were deemed to beneficially owned 5,599,100 ADSs. The address of Oppenheimer Funds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281 and the address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way, Centennial, CO 80112. We do not have further information with respect to any changes in Oppenheimer Funds’ beneficial ownership of our shares subsequent to December 31, 2014.

(7)       According to the Schedule 13G filed with the SEC on December 11, 2014, PAR Capital Management, Inc. beneficially owned 7,684,249 equivalent Class B ordinary shares in the form of ADSs through PAR Investment Partners, L.P. and PAR Group L.P. as of December 1, 2014. The sole general partner of PAR Investment Partners, L.P. is PAR Group, L.P. The sole general partner of PAR Group L.P. is PAR Capital Management, Inc. The address of PAR Capital Management, Inc. is One International Place, Suite 2041, Boston, MA 02110. We do not have further information with respect to any changes in PAR Capital Management, Inc.’s beneficial ownership of our shares subsequent to December 1, 2014.

(8)      According to the amendment to Schedule 13G filed with the SEC on February 13, 2015, FMR LLC beneficially owned 6,989,022 Class B ordinary shares as of December 31, 2014. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02110. We do not have further information with respect to any changes in FMR LLC’s beneficial ownership of our shares subsequent to December 31, 2014.

(9)       According to the Schedule 13G filed with the SEC on February 12, 2015, Platium Investment Management Limited beneficially own 2,281,712 ADSs as of December 31, 2014. The address of Platium Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia. We do not have further information with respect to any changes in Platium Investment Management Limited’s beneficial ownership of our shares subsequent to December 31, 2014.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. On all matters subject to shareholders’ vote and put to a vote on a poll, holders of Class A ordinary shares are entitled to three votes per share, while holders of Class B ordinary shares are entitled to one vote per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of March 31, 2015, approximately 37.7% of our ordinary shares were held of record by two holders in the United States, including approximately 37.4% held of record by Deutsche Bank Trust Company Americas in the form of ADSs. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

See Item 6.E.

B.                                    RELATED PARTY TRANSACTIONS

The below sets forth a summary of our material transactions with related parties for the year ended December 31, 2012, 2013 and 2014. Please also see note 11 to our consolidated financial statements included elsewhere in this annual report for further information.

Contractual Arrangements with Our Consolidated Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we operate our business through contractual arrangements between Beijing Qunar Software Technology Company Limited, our WFOE in China, and Qunar.com Beijing Information Technology Company Limited, our Principal VIE in China.

We originally obtained control over our Principal VIE in October 2006 through a series of contractual arrangements, including an exclusive services agreement and other related agreements. The current contractual arrangements were amended and restated in October 2012 and further supplemented in April 2013 except for the power of attorney. We also hold the shares of certain of our investee companies through other VIEs. We maintain control and operate the business of such other VIEs through similar contractual arrangements.

Restated Exclusive Technical Consulting and Services Agreement. Pursuant to the restated exclusive technical consulting and services agreement between our Principal VIE and the WFOE, the WFOE will provide technical, marketing and management consulting services to our Principal VIE on an exclusive basis. In consideration for these services our Principal VIE will pay the WFOE based on a set formula defined in this agreement and, during the term of this agreement, the WFOE has the right to adjust the service fee at its sole discretion without the consent of our Principal VIE. Based on the formula provided in this agreement, the service fee payable by our Principal VIE to the WFOE has been nil to date. The WFOE will exclusively own any intellectual property arising from the performance of this agreement. This Restated Exclusive Technical Consulting and Services Agreement will continue to be in effect until terminated by the WFOE.

Restated Loan Agreement. Pursuant to the restated loan agreement, the WFOE granted interest-free loans of RMB6.6 million to the Baidu nominee and RMB4.4 million to Mr. Chenchao (CC) Zhuang. The WFOE may request repayment of these loans at its sole discretion with prior notice. The loans are only repayable by such shareholders through a transfer of his or her equity interest in our Principal VIE to the WFOE or its designated party, in proportion to the amount of the loan to be repaid. Further, the shareholders agreed that the total consideration from the transfer or sale of any equity interest or assets of our Principal VIE shall first be applied to the outstanding balance under the restated loan agreement and the restated exclusive technical consulting and services agreement. The term of the restated loan agreement will continue indefinitely until such time as (i) the Baidu nominee and Mr. Chenchao (CC) Zhuang receive a repayment notice from the WFOE and the Baidu nominee and Mr. Chenchao (CC) Zhuang fully repay the loans, or (ii) an event of default (as defined therein) occurs unless the WFOE sends a notice indicating otherwise within 15 calendar days after it is aware of such event.

Restated Equity Option Agreement. Pursuant to the restated equity option agreement, among us, the WFOE, our Principal VIE and each shareholder of our Principal VIE, the shareholders of our Principal VIE granted the WFOE and us or our designated persons the exclusive and irrevocable rights to purchase part or all of their equity interests in our Principal VIE. We may decide, in our sole discretion, whether the rights granted under the agreement will be exercised by us or by the WFOE. The WFOE may decide the form of payment in consideration for the equity option. In the event of liquidation or dissolution of our Principal VIE, all assets of our Principal VIE shall be sold to the WFOE at the lowest selling price permitted by applicable PRC laws and any proceeds from the sale, together with any residual interest in our Principal VIE, shall be remitted to the WFOE immediately. Each of our Principal VIE’s shareholders may not transfer any part of his or her equity interest to any party other than us or our designated party, and may not pledge or create or permit any security interest or similar encumbrance to be created on all or any part of his or her equity interest. We and the WFOE are obligated, to the extent permitted by law, to provide financing support to our Principal VIE to ensure the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and the WFOE will not request repayment if the shareholders of our Principal VIE are unable to repay. The equity option agreement will remain effective with respect to each of our Principal VIE’s shareholders until all of his or her equity interest has been transferred or we terminate the agreement unilaterally with 30 days’ prior written notice.

Equity Interest Pledge Agreement. Pursuant to an equity interest pledge agreement among the WFOE and our Principal VIE’s shareholders, each of our Principal VIE’s shareholders agreed to pledge all of his or her equity interests in our Principal VIE, along with all rights, titles and interests in connection with and arising from such equity interest, to the WFOE as collateral to ensure the performance of its obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement. The WFOE may enforce this pledge upon the occurrence of a settlement event or as required by PRC laws as specified in this equity interest pledge agreement, such as the termination or expiration of the aforementioned exclusive technical consulting and services agreement or equity option agreement, the insolvency or potential insolvency of our Principal VIE or its shareholders, or an event of default specified in the agreement. The pledge, along with this agreement, must be and has been registered with the SAIC and has become effective upon such registration. It will expire when all obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement have been satisfied, or the pledger completes a transfer of equity interest pursuant to the aforementioned equity option agreement so that it no longer holds any equity interest in t our Principal VIE. In enforcing the pledge, the WFOE is entitled to dispose of the pledge and have priority in receiving payment by the evaluation or proceeds from the auction or sale of all or part of the pledge until the obligations are settled.

Power of Attorney. Each of the shareholders of our Principal VIE has executed a power of attorney, irrevocably authorizing an appointee of the WFOE, who shall be approved by us, to exercise, in a manner approved by us, on the shareholder’s behalf his full rights as a shareholder of our Principal VIE as granted by applicable laws and the our Principal VIE’s articles of association, including but not limited to full voting rights and the right to sell or transfer any or all of the shareholder’s equity interest in our Principal VIE. Each Power of Attorney is effective until such time as the relevant shareholder of our Principal VIE no longer holds any equity interest in our Principal VIE.

Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel

Since 2009, we have been participating in the auction-based online marketing services offered directly or indirectly by Baidu, which became our majority shareholder in July 2011, to acquire more online traffic. We entered into an Internet Advertising Framework Contract with Baidu in February 2012 to purchase online marketing services from Baidu for a term of one year and renewed this arrangement in February 2013 for an additional year. Our total advertising expenses under the renewed Internet Advertising Framework Contract shall be no less than RMB100 million. Our total online marketing payment under the Internet Advertising Framework Contract was RMB68.0 million, RMB81.2 million and RMB165.1 million (US$26.6 million), respectively, in 2012, 2013 and 2014.

We entered into a business cooperation agreement with Baidu in July 2011 regarding various business cooperation arrangements and entered into the Zhixin Cooperation Agreement with Baidu in October 2013. Under the Zhixin Cooperation Agreement, Baidu agreed to grant us the exclusive right to operate the “Zhixin” platform and other products, or the Cooperation Platform, which allows users to conduct additional searches or make purchases. Baidu also agreed to guarantee the minimum page views generated from users of the Cooperation Platform, which will be no less than 2,190 million and 2,196 million page views for the year 2015 and 2016, respectively. Under the Zhixin Cooperation Agreement, we agreed to use our best business efforts to operate the Cooperation Platform and to achieve benchmark revenue of RMB1,910 million during the initial term of the agreement, and Baidu will be entitled to 76% of the revenues in excess of such benchmark revenue. If we fail to meet the applicable benchmark revenue, and Baidu fails to fulfill 90% of the applicable minimum traffic guarantee, the number of underlying Class B ordinary shares issuable upon exercise of the relevant batch of warrants with respect to that year would be adjusted downward in proportion to the deficit of the benchmark minimum traffic guarantee. See “Item 3. Key Information—D. Risk Factors—We are subject to risks associated with the warrants to be issued to Baidu in connection with the Zhixin Cooperation Agreement.” The Cooperation Platform was still in the testing phase in 2013 and therefore no meaningful traffic was generated. The Cooperation Platform was officially launched on January 1, 2014 and the services pursuant to the Zhixin Cooperation Agreement commenced on the same day. For the year ended December 31, 2014, we incurred marketing expenses of RMB700 million (US$112.8 million) related to the Baidu Zhixin Cooperation.

In November 2012, we made an interest-free loan in the principal amount of US$5 million to Baidu with an initial term of six months and an additional term of three months, and this loan was repaid in August 2013. We received a loan from Baidu in November 2012 in the principal amount of RMB100 million (US$16.1 million) at an annualized interest rate of 0.77%, which was primarily used for temporary cash needs and was repaid in December 2012. We received another interest-free loan from Baidu in December 2012 in the principal amount of RMB50 million (US$8.1 million) with a term of three months, which was repaid in March 2013.

In April 2013, we made an interest-free loan in the principal amount of US$11.2 million to Baidu with a term of three months which was repaid in August 2013. We received an interest-free loan from Baidu in April 2013 in the principal amount of RMB100 million (US$16.1 million) with a term of three months, which was repaid in July 2013.

On September 27, 2013, we received a loan from Baidu in the principal amount of RMB50 million (US$8.1 million). The loan bore an annualized interest of 6.00% with a term of fifteen days, and was repaid on October 11, 2013.

On February 27, 2014, we entered into a US$300.0 million revolving credit facility agreement with Baidu. The agreement has a term of three years and any drawdown bears an annual interest rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. We drew down an amount of RMB507.0 million (US$81.7 million) from this facility on March 12, 2015. We may repay our outstanding debt obligation at maturity either by cash or by our shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date.

In 2014, one of our consolidated entities entered into a deed of declaration of trust with a related party of our company to jointly establish a new business entity in connection with the launch of our smart lodging business.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Compensation Plans” for a description of share options we have granted to our directors, officers and other individuals as a group.

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

On November 5, 2013, we received a summons from the Beijing No.1 Intermediate People’s Court for a civil suit against us filed by eLong on October 17, 2013 in connection with the Inventory Distribution Agreement. In its complaint, eLong alleged breach of contract by us and sought (i) a declaration that the Inventory Distribution Agreement was null and void and (ii) damages in the amount of approximately RMB140.7 million to compensate for alleged losses suffered by eLong in connection with our early termination of the Inventory Distribution Agreement. On December 9, 2013, we filed a counterclaim against eLong for approximately RMB 8.1 million of commission fees due to us for services we provided to eLong under the Inventory Distribution Agreement before its termination. On January 10, 2014, eLong additionally sought damages in the amount of RMB11.2 million. On January 1, 2015, we received the judgment of the Beijing No.1 Intermediate People’s Court with respect to the contract dispute under the Inventory Distribution Agreement for hotels with eLong. In the judgment, the Court held that (i) eLong shall pay Qunar a commission of RMB8,127,400 (US$1.3 million) due under the Inventory Distribution Agreement; (ii) Qunar shall prospectively credit to eLong’s advertisement account opened at Qunar in the future in the amount of RMB52.3 million (US$8.5 million) corresponding to the period up to September 30, 2014; and (iii) the Inventory Distribution Agreement shall continue to be performed by both parties. We and eLong have both appealed to the Beijing High People’s Court and we will continuously defend our rights under the Inventory Distribution Agreement. We cannot predict the outcome of such lawsuit, and a judgment against us, whether in whole or in part, may result in a significant loss for us and may materially and adversely affect our results of operations. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business” for more information about the risks in connection with certain other lawsuits we are subject to. Other than disclosed herein, we are not currently party to any legal proceeding or investigation which we believe will have a material and adverse effect on our business or results of operations and, to our knowledge, there are no such material legal proceedings currently threatened against us. Based on the advice from our legal counsel, we estimated that the probable loss contingency to be recorded will be within a range of RMB64.5 million to RMB137.4 million, and no amount within the range represents a better estimate than any other amount. When no amount within the range is a better estimate than any other amount, the minimum amount in the range shall be accrued. Therefore, a contract termination loss provision of RMB64.5 million (US$10.4 million) was accrued with a charge to expense as of December 31, 2014. See “Item 5. Operating and Financial Review and Prospects— F.Contractual Obligations and Commercial Commitments” for more information.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We do not have any plan to declare or pay any dividends in the near future.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to the laws of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, our company may pay dividends only out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, our depositary will pay such dividends to our ADS holders to the same extent as holders of our Class B ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class B ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low daily closing prices for our ADSs on the NASDAQ Global Market for the periods indicated. On April 28, 2015, the last reported closing price for our ADSs was US$48.03 per ADS.

	NASDAQ Global Market
	Closing Price per ADS		Average Daily
	High	Low	Trading Volume
	(US$)	(US$)	(in thousands of ADSs)
2013	29.57	24.70	859
Fourth Quarter	29.57	24.70	859
2014	33.89	21.22	805
First Quarter	33.89	23.70	1,014
Second Quarter	32.28	21.22	709
Third Quarter	30.94	26.96	781
Fourth Quarter	29.02	24.22	713
October	29.02	24.22	630
November	26.99	25.38	501
December	29.37	24.14	982
2015	41.78	27.10	858
January	30.07	27.71	647
February	30.29	27.19	547
March	41.78	27.10	1,167
April (through 28, 2015)	49.47	41.56	1,134.27

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

B.                MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-191459) filed with the Securities and Exchange Commission on October 29, 2013.

C.                MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and elsewhere in this annual report.

D.                EXCHANGE CONTROLS

See “Item 3. Key Information—D. Risk Factors—We may be subject to penalties, including restriction on our ability to inject capital into our WFOE and our WFOE’s ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders or ADS holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

PRC taxation with respect to us

The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that any income received by a non-resident enterprise is subject to 10% withholding tax to the extent such income is sourced within the PRC and (i) such non-resident enterprise has no establishment or place of business in the PRC, or (ii) it has an establishment or place of business in the PRC but its income sourced within the PRC has no real connection with such establishment or place of business, unless otherwise exempted or reduced by tax treaties. Under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and other related PRC laws and regulations, the tax rate on dividends paid by a PRC resident enterprise to its immediate holding company incorporated in Hong Kong may be reduced to 5% if such Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company distributing the dividends during the 12 consecutive months preceding the receipt of the dividends. As our Hong Kong subsidiary owns 100% of the WFOE, under the aforesaid arrangement, any dividends that the WFOE pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5%, subject to approvals by competent PRC tax authorities. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular 601, such dividends would be subject to the withholding tax rate of 10%.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC tax resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide taxable income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—We and/or our Hong Kong subsidiary may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in our global income being subject to 25% PRC enterprise income tax.”

PRC taxation of our overseas shareholders

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have an establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our Class B ordinary shares or ADSs, or the gain realized from the transfer of our Class B ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we are treated as a PRC resident enterprise. If PRC income tax is imposed on gains realized on the transfer of our Class B ordinary shares or ADSs or on dividends paid to our non-resident investors, the value of your investment in our Class B ordinary shares or ADSs may be materially and adversely affected. Furthermore, our non-PRC shareholders and ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

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

U.S. Federal Income Tax Considerations

The following is a description of material U.S. federal income tax consequences to a U.S. Holder (as described herein) of owning and disposing of Class B ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own Class B ordinary shares or ADSs. The discussion applies only to a U.S. Holder that holds Class B ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

This discussion does not address any tax consequences associated with the “Medicare contribution tax” on “net investment income” or the effects of any state, local, or non-U.S. tax laws.

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

U.S. Holders should consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class B ordinary shares or ADSs in their particular circumstances.

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

Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends (if any) paid to certain non-corporate U.S. Holders may be taxable at favorable rates. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends in their particular circumstances.

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

As described in “Taxation— People’s Republic of China Taxation,” if we were deemed to be a “resident enterprise” under PRC tax law, gain on the sale of Class B ordinary shares or ADSs might be subject to PRC taxes. A U.S. Holder will generally be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons generally are treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, because under the Treaty such capital gains may be treated as PRC source, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gains as PRC-source income for purposes of crediting such PRC taxes against the U.S. Holders’ U.S. federal income tax liability with respect to such gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

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

Based upon the composition of our income and assets and estimates of the value of our assets, including goodwill, which estimates are based on the price of our ADSs, we believe we were not a PFIC for our 2014 taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. Moreover, the determination of whether we are a PFIC is an annual test that is based on the composition of our income and assets and the value of our assets from time to time. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, and because the determination of whether we are a PFIC will depend on the composition of our income and assets and the value of our assets from time to time, which may be based on the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of internet companies historically have been especially volatile), we cannot assure you that we will not be a PFIC for our current taxable year or any other taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities (including our VIEs) in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the paragraph below on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held the Lower-tier PFIC’s shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

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

We do not intend to provide U.S. Holders with the information necessary to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of the Class B ordinary shares or ADSs if we were a PFIC.

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

If a U.S. Holder owns Class B ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder will generally be required to file Internal Revenue Service Form 8261 with the U.S. Holder’s income tax returns, subject to certain exceptions.

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

Individual U.S. Holders (and under proposed Treasury regulations, certain entities) may be required to report on Internal Revenue Service Form 8938 information relating to “foreign financial assets,” including securities issued by a non-U.S. person, if their aggregate value exceeds certain thresholds. This reporting obligation is subject to certain exceptions, including an exception for securities held through U.S. financial institutions. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our Class B ordinary shares or ADSs.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing demand deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and the majority of our revenues and most of our expenses are denominated in Renminbi. Currently, our exposure to foreign exchange risk primarily relates to our cash and cash equivalents denominated in currencies other than Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposure to foreign currencies or any other derivative financial instruments. However, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi, because the primary value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                DEBT SECURITIES

Not applicable.

B.                WARRANTS AND RIGHTS

Not applicable.

C.                OTHER SECURITIES

Not applicable.

D.                AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS Holders May Have to Pay

Holders of our ADSs will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of our ADSs):

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

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

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

For the period from the effective date of the registration statement to December 31, 2013, in connection with the issuance and distribution of the ADSs, we incurred expenses and paid to others US$13.2 million for underwriting discounts and commissions and US$3.1 million for other expenses. We did not receive any proceeds from the 164,850 ADS sold by the selling shareholder. We received net proceeds of approximately US$172.8 million from our initial public offering.

For the period from the effective date to December 31, 2014, we did not use a substantial portion of the net proceeds received from our initial public offering.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management, including our chief executive officer and our chief financial officer, has concluded that our disclosure controls and procedures were effective as of December 31, 2014.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, management concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, independently assessed the effectiveness of our internal control over financial reporting. Ernst & Young Hua Ming LLP has issued an attestation report, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qunar Cayman Islands Limited

We have audited Qunar Cayman Islands Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Qunar Cayman Islands Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Qunar Cayman Islands Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Qunar Cayman Islands Limited as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2014 of Qunar Cayman Islands Limited and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 29, 2015

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [RESERVED]

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

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-191459) in connection with our initial public offering in October 2013. We have made our code of ethics and our code of conduct publicly available on our website at www.qunar.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated.

	For the year ended December 31,
	2013	2014
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	1,599	7,325	1,181
Audit-related fees(2)	4,430	—	—
Tax fee(3)	210	429	69
Other fee(4)	13	13	2

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

(3)         “Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

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

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As Baidu owns more than 50% of the total voting rights in our company, we are a “controlled company” under the NASDAQ Listing Rules and may rely on certain exemptions from NASDAQ Listing Rules. In addition, we are incorporated in the Cayman Islands and qualify as a “foreign private issuer” under the Securities Act, which, pursuant to the NASDAQ Listing Rules, allows us to follow home country practice in lieu of the NASDAQ corporate governance requirements, subject to certain important exceptions. We are relying on certain exemptions available to foreign private issuers or controlled companies under the NASDAQ Listing Rules and are not obligated to comply with certain NASDAQ corporate governance requirements, including the requirements:

•                  that we hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end;

•                  that our board of directors should comprised of a majority of independent directors;

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

•                  for an annual performance evaluation of the nominating and governance committee and the compensation committee; and

•                  that our board of directors hold regularly scheduled meetings at which only independent directors are present.

We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal year 2014. We held an annual meeting of shareholders on February 12, 2015 and we may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

We are not required to and will not voluntarily meet the above requirements. As a result of our use of the “controlled company” and “foreign private issuer” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

2.3

Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

2.4

Amended and Restated Investors’ Rights Agreement among the Registrant and other parties thereto dated July 20, 2011, as amended on March 4, 2013 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.1

Amended and Restated 2007 Share Plan dated June 22, 2011, as amended on February 12, 2015 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.2

Form of Indemnification Agreement entered into among the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.3

Form of Employment Agreement entered into between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.4

Restated Exclusive Technical Consulting and Services Agreement between Qunar.com Beijing Information Technology Company Limited and Beijing Qunar Software Technology Company Limited dated October 10, 2012 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.5

Restated Loan Agreement among Beijing Qunar Software Technology Company Limited and shareholders of Qunar.com Beijing Information Technology Company Limited dated October 10, 2012 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.6

Restated Equity Option Agreement among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Company Limited, Qunar.com Beijing Information Technology Company Limited and shareholders of Qunar.com Beijing Information Technology Company Limited dated October 10, 2012 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

Exhibit Number	Description of Document

4.7

Equity Interest Pledge Agreement between Beijing Qunar Software Technology Company Limited and shareholders of Qunar.com Beijing Information Technology Company Limited dated October 10, 2012 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.8

Power of Attorney by shareholders of Qunar.com Beijing Information Technology Company Limited dated April 12, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.9

Supplementary Agreement among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Company Limited, Qunar.com Beijing Information Technology Company Limited, shareholders of Qunar.com Beijing Information Technology Company Limited dated April 2, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.10

Subscription Agreement by and between the Registrant and Jaguarundi Partners, LLC dated September 26, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.11.

Business Cooperation Agreement between the Registrant and Baidu, Inc. dated July 20, 2011 and amended on June 27, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

4.12.

Business Cooperation Framework Agreement between the Registrant and Baidu, Inc. dated October 1, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on October 3, 2013)

4.13.

Credit Facility Contract between the Registrant and Baidu, Inc. dated February 27, 2014 (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed with the Securities and Exchange Commission on April 29, 2014 )

8.1*	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	RL Taxonomy Extension Presentation Linkbase Document

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

Date: April 29, 2015

QUNAR CAYMAN ISLANDS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qunar Cayman Islands Limited

We have audited the accompanying consolidated balance sheets of Qunar Cayman Islands Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qunar Cayman Islands Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Qunar Cayman Islands Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Beijing, the People’s Republic of China
April 29, 2015

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2013	2014
	Notes	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		980,129	812,972	131,027
Restricted cash		163,506	236,929	38,186
Funds receivable		241,122	413,084	66,577
Short-term investments		485,945	—	—
Accounts receivable, net	3	99,892	165,404	26,658
Due from related parties	11	10,000	39,951	6,439
Prepayments and other current assets	4	66,104	259,734	41,862
Deferred tax assets	10	8,436	22,859	3,684
Total current assets		2,055,134	1,950,933	314,433

Non-current assets:
Property and equipment, net	5	45,690	149,307	24,064
Intangible assets	7	—	2,849	459
Long-term investments	6	—	103,175	16,629
Other non-current assets	18	23,951	61,453	9,904

Total non-current assets		69,641	316,784	51,056

Total assets		2,124,775	2,267,717	365,489

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2013	2014
	Notes	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities (including current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB384,561 and RMB 844,484(US$136,106) as of December 31, 2013 and 2014, respectively) (note 1):

Customer advances and deposits		164,679	258,992	41,742
Due to related parties	11	4,492	6,305	1,016
Accounts payable		5,087	19,813	3,193
Salaries and welfare payable		85,977	201,433	32,465
Income tax payable		5,764	22,821	3,678
Accrued expenses and other current liabilities	8	438,486	1,155,547	186,240
Warrant liability	11,19	—	701,776	113,106
Total current liabilities		704,485	2,366,687	381,440

Non-current liabilities (including non-current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB3,125 and RMB3,429 (US$553) as of December 31, 2013 and 2014, respectively):

Non-current liabilities		57,863	71,616	11,542

Total non-current liabilities		57,863	71,616	11,542

Total liabilities		762,348	2,438,303	392,982

Commitments and contingencies	20
Shareholders’ equity(deficit):
Class A ordinary shares (par value of US$0.001 per share; 303,344,804 shares authorized as at December 31, 2013 and 2014, respectively; 302,850,254 and 224,299,179 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	14	1,914	1,426	230
Class B ordinary shares (par value of US$0.001 per share; 496,655,196 shares authorized as at December 31, 2013 and 2014, respectively; 39,332,950 and 134,376,522 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	14	240	831	134
Additional paid-in capital		1,788,167	2,069,313	333,513
Accumulated other comprehensive (loss) income	13	(28,476)	4,163	671
Accumulated deficit		(399,418)	(2,246,319)	(362,041)

Total shareholders’ equity(deficit)		1,362,427	(170,586)	(27,493)

Total liabilities and shareholders’ equity(deficit)		2,124,775	2,267,717	365,489

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share (or ADS) data)

		Years ended December 31,
		2012	2013	2014
	Notes	RMB	RMB	RMB	US$
Revenues
Pay-for-performance services	9	446,550	772,114	1,666,653	268,616
Display advertising services	9	46,670	63,503	87,894	14,166
Other services	9	8,505	15,305	2,208	356

Total revenues		501,725	850,922	1,756,755	283,138
Cost of revenues		(95,787)	(173,395)	(454,902)	(73,317)

Gross profit		405,938	677,527	1,301,853	209,821
Operating expenses:
Product developments		(187,266)	(319,021)	(774,511)	(124,829)
Product sourcing		(26,947)	(67,271)	(316,903)	(51,075)
Sales and marketing (including services contributed by and rendered by related parties amounting to RMB6,650, RMB5,920 and RMB3,304 (US$533) and RMB74,296, RMB92,930 and RMB183,146 (US$29,518), respectively, for the years ended December 31, 2012, 2013 and 2014, respectively)	11	(216,853)	(315,506)	(890,861)	(143,581)
General and administrative (including services rendered by a related party amounting to RMB81, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively)	11	(50,574)	(129,209)	(399,914)	(64,454)
Online marketing expense for Baidu Zhixin Cooperation	11	—	—	(699,983)	(112,817)
Contract termination loss provision	20	—	—	(64,485)	(10,393)

Operating loss		(75,702)	(153,480)	(1,844,804)	(297,328)
Interest income, net		832	4,757	31,329	5,049
Foreign exchange (loss) gain, net		(656)	1,469	(20,739)	(3,343)
Other income, net		363	1,057	4,873	785

Loss before income taxes		(75,163)	(146,197)	(1,829,341)	(294,837)
Income tax expense	10	(15,950)	(41,092)	(17,560)	(2,830)

Net loss		(91,113)	(187,289)	(1,846,901)	(297,667)

Loss per share for ordinary shares
Basic and diluted	15	(0.32)	(0.61)	(5.26)	(0.85)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted	15	(0.96)	(1.83)	(15.78)	(2.55)
Weighted average number of ordinary shares used in computation:
Ordinary shares:
Basic	15	281,682,508	—	—	—
Diluted	15	281,682,508	—	—	—
Class A ordinary shares:
Basic	15	—	299,524,536	266,696,495	266,696,495
Diluted	15	—	299,524,536	266,696,495	266,696,495
Class B ordinary shares:
Basic	15	—	6,403,973	84,713,813	84,713,813
Diluted	15	—	305,928,509	351,410,308	351,410,308
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	13	(542)	(16,873)	32,639	5,260

Comprehensive loss		(91,655)	(204,162)	(1,814,262)	(292,407)

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		Years ended December 31,
		2012	2013	2014
	Notes	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(91,113)	(187,289)	(1,846,901)	(297,667)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation expenses	5	16,876	22,735	52,048	8,389
Allowance for doubtful debts	3	1,928	7,038	2,199	354
Share-based compensation related to equity awards		16,973	58,170	265,924	42,859
Online marketing expenses for Baidu Zhixin Cooperation	11	—	—	699,983	112,817
Marketing services contributed by a related party	11	6,650	5,920	3,304	533
Imputed interest on loan due to a related party	11	421	2,050	—	—
Payment of Employee Consenting Equity Right Holder (“CERH”) Fees		—	(9,982)	(2,980)	(480)
Changes in assets and liabilities
Restricted cash		(48,926)	(114,459)	(73,423)	(11,834)
Accounts receivable		(9,708)	(61,299)	(67,711)	(10,913)
Funds receivable		(27,491)	(210,284)	(171,962)	(27,715)
Prepayments and other current assets	4	(19,836)	(21,233)	(193,630)	(31,207)
Deferred tax assets, current	10	—	(8,436)	(14,423)	(2,325)
Due from related parties	11	(6,550)	(2,400)	(29,951)	(4,827)
Other non-current assets		4,793	(20,310)	(28,972)	(4,669)
Customer advances and deposits		34,873	95,598	94,313	15,200
Accounts payable		(770)	2,925	11,318	1,824
Salaries and welfare payable		19,808	42,308	115,456	18,608
Income tax payable		576	4,598	17,057	2,749
Accrued expenses and other current liabilities	8	90,678	289,870	717,061	115,568
Due to related parties	11	200	4,292	1,813	292
Non-current liabilities		14,456	40,269	13,753	2,217

Net cash provided by (used for) operating activities		3,838	(59,919)	(435,724)	(70,227)

Cash flows from investing activities:
Acquisitions of property and equipment		(23,484)	(39,314)	(160,786)	(25,914)
Acquisition of intangible assets		—	—	(2,849)	(459)
Payments to purchase of short-term investments		(29,626)	(671,165)	(242,901)	(39,149)
Proceeds from maturity of short-term investments		127,499	185,741	740,551	119,355
Payments for long-term investments		—	—	(103,175)	(16,629)
Net cash provided by (used for) investing activities		74,389	(524,738)	230,840	37,204

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	14	—	354,586	—	—
Proceeds from issuance of Class B ordinary shares, net of initial public offering costs		—	1,083,272	—	—
Proceeds from issuance of ordinary shares previously subject to escrow		—	17,298	—	—
Proceeds from exercise of share options		2,538	1,474	15,001	2,418
Loans from related parties	11	150,000	150,000
Repayment of loans due to related parties	11	(100,000)	(200,000)	—	—
Loans to related parties	11	(31,156)	(68,886)	—	—
Proceeds from repayment of loans due from related parties	11	—	98,975	—	—
Distribution	14	(74,256)	(4,638)	—	—

Net cash (used for) provided by financing activities		(52,874)	1,432,081	15,001	2,418

Effect of exchange rate changes on cash and cash equivalents		(287)	(15,806)	22,726	3,664
Net increase (decrease) in cash and cash equivalents		25,066	831,618	(167,157)	(26,941)
Cash and cash equivalents at beginning of the year		123,445	148,511	980,129	157,968

Cash and cash equivalents at end of the year		148,511	980,129	812,972	131,027

Supplemental cash flow disclosures:
Income taxes paid		(2,260)	(8,852)	(4,319)	(696)
Acquisitions of equipment included in accounts payable		632	122	3,408	549

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated other comprehensive (loss) income (note 13)	Accumulated deficit	Total shareholders’ (deficit) equity
	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2011	181,402,116	1,172	—	—	—	—	(742,946)	(11,061)	(121,016)	(873,851)

Net loss	—	—	—	—	—	—	—	—	(91,113)	(91,113)
Other comprehensive loss	—	—	—	—	—	—	—	(542)	—	(542)
Online marketing services contributed by a related party (note 11)							6,650			6,650
Imputed interest on loan due to related party (note 11)							421			421
Exercise of stock options	—	—	—	—	—	—	2,538	—	—	2,538
Share-based compensation	—	—	—	—	—	—	16,973	—	—	16,973

Balance at December 31, 2012	181,402,116	1,172	—	—	—	—	(716,364)	(11,603)	(212,129)	(938,924)

Net loss	—	—	—	—	—	—	—	—	(187,289)	(187,289)
Other comprehensive loss	—	—	—	—	—	—	—	(16,873)	—	(16,873)
Issuance of ordinary shares (note 14)	21,662,296	135	—	—	—	—	354,451	—	—	354,586
Re-designation of ordinary shares to Class A ordinary shares (note 14)	(203,064,412)	(1,307)	203,064,412	1,307	—	—	—	—	—	—
Conversion of Class A ordinary shares to Class B ordinary shares by a shareholder (note 14)	—	—	(494,550)	(3)	494,550	3	—	—	—	—
Issuance of Class B ordinary shares (note 14)	—	—	—	—	38,838,400	237	1,182,878	—	—	1,183,115
Initial public offering costs	—	—	—	—	—	—	(101,146)	—	—	(101,146)
Proceeds from issuance of ordinary shares previously subject to escrow (note 1)	—	—	—	—	—	—	17,298	—	—	17,298
Distribution and payment of CERH Fees	—	—	—	—	—	—	(14,620)	—	—	(14,620)
Reclassification of the redeemable ordinary shares from mezzanine equity to Class A ordinary shares in permanent equity (note 14)	—	—	100,280,392	610	—	—	998,056	—	—	998,666
Online marketing services contributed by a related party (note 11)							5,920			5,920
Imputed interest on loan due to related party (note 11)							2,050			2,050
Exercise of stock options	—	—	—	—	—	—	1,474	—	—	1,474
Share-based compensation	—	—	—	—	—	—	58,170	—	—	58,170

Balance at December 31, 2013	—	—	302,850,254	1,914	39,332,950	240	1,788,167	(28,476)	(399,418)	1,362,427

Net loss									(1,846,901)	(1,846,901)
Other comprehensive income								32,639		32,639
Distribution and payment of CERH Fees	—	—	—	—	—	—	(2,980)	—	—	(2,980)
Online marketing services contributed by a related party (note 11)	—	—	—	—	—	—	3,304	—	—	3,304
Exercise of stock options	—	—	—	—	16,492,497	103	14,898	—	—	15,001
Share-based compensation	—	—	—	—	—	—	265,924	—	—	265,924
Transfer of Class A ordinary shares to Class B ordinary shares	—	—	(78,551,075)	(488)	78,551,075	488	—	—	—	—
Balance at December 31, 2014	—	—	224,299,179	1,426	134,376,522	831	2,069,313	4,163	(2,246,319)	(170,586)
Balance at December 31, 2014, in US$		—		230		134	333,513	671	(362,041)	(27,493)

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Company’s principal subsidiaries and its principal Affiliated PRC Entities as of December 31, 2014 are as follows:

Company	Date of incorporation	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Principal subsidiaries of the Company:
Queen’s Road Travel Information Limited (“Queen’s Road”)	August 6, 2010	Hong Kong	100%	Pay-for-performance services; Display advertising services
Beijing Qunar Software Technology Company Limited (“WFOE”)	October 10, 2006	PRC	100%	Pay-for-performance services
Shanghai Qianlima Network Technology Co. Ltd., a wholly owned subsidiary of the WFOE	November 16,2012	PRC	100%	Display advertising services
Principal Affiliated PRC Entities
Qunar.com Beijing Information Technology Company Limited (“VIE”)	March 17, 2006	PRC	Nil	Display advertising services
Beijing JiaXin HaoYuan Information Technology Company Ltd. (“Jiaxinhaoyuan”), a wholly owned subsidiary of the VIE	August 26, 2010	PRC	Nil	Pay-for-performance services
Beijing JinDuYuanYou Information Technology Company Ltd. (“Jinduyuanyou”), a wholly owned subsidiary of the VIE	December 12, 2011	PRC	Nil	Pay-for-performance services
Qingdao Yi Lu Tong Xing International Travel Agency Co., Ltd. (“Qingdao”), a wholly owned subsidiary of the VIE	April 12, 2012	PRC	Nil	Pay-for-performance services
Shenzhen Zhongchengtai Insurance Brokerage Co. Ltd. (“Zhongchengtai”), a wholly owned subsidiary of the VIE	September 9, 2013	PRC	Nil	Pay-for-performance services

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The VIE and its wholly-owned subsidiaries above are collectively known as the “principal Affiliated PRC Entities.”

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

In 2014, the Company launched the apartment rental business through a 50% owned entity, which was fully consolidated through a contractual agreement with the other 50% shareholder, a related party.

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in Internet content, the Company operates its website and conducts a portion of its display advertising businesses in the PRC through the principal Affiliated PRC Entities. The paid-in capital of the VIE was funded by the WFOE through loans extended to the VIE’s shareholders (the “Nominee Shareholders”). The effective control of the VIE is held by the Company, through a series of contractual agreements (the “Contractual Agreements”) entered into in October 2006, as amended. As a result of the Contractual Agreements, the Company maintains the ability to control the VIE, is entitled to substantially all of the economic benefits from the VIE, and is obligated to absorb all of the VIE’s expected losses.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Company and other PRC entities and their respective nominee shareholders entered into a series of agreements substantially similar to the above Contractual Agreements. Through these agreements, the Company demonstrates its ability and intention to continue to absorb substantially all of the expected losses and profits of these other PRC entities and direct the activities of these other PRC entities that most significantly impact their economic performance. Therefore, the Company also consolidates these other PRC entities in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation.

The principal Affiliated PRC Entities and other PRC entities are collectively known as the “Affiliated PRC Entities.”

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The carrying amounts and classifications of the assets and liabilities of Affiliated PRC Entities are as follows:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Current assets	481,709	1,011,311	162,994
Non-current assets	1,481	75,910	12,234

Total assets	483,190	1,087,221	175,228

Current liabilities	468,769	1,076,484	173,498
Non-current liabilities	3,125	3,429	553

Total liabilities	471,894	1,079,913	174,051

The financial performance and cash flows of Affiliated PRC Entities are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenues	80,344	82,474	371,555	59,884

Cost of revenues	32,743	45,298	215,981	34,810

Net (loss) income	(3,254)	4,966	(10,990)	(1,771)

Net cash provided by operating activities	33,038	41,181	94,178	15,179

Net cash used in investing activities	(1,553)	(961)	(65,109)	(10,493)

Net cash provided by (used in) financing activities	60,000	(50,000)	7,000	1,128

As of December 31, 2013 and 2014, the current liabilities of the Affiliated PRC Entities included amounts due to WFOE and the Company of RMB84,208 and RMB232,000 (US$37,392), respectively, which were eliminated upon consolidation by the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets, estimating the fair value of the warrant liability, estimating the cancelation rate of air travel facilitating services sold, identifying separate accounting units and estimating rebates related to revenue transactions, assessing the impairment of long-term investments and long-lived assets, determining the provision for accounts receivable, share-based compensation expenses, realizability of deferred tax assets, unrecognized tax benefits, and contingencies. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Foreign currency translation and transactions

The functional currency of the Company and Queen’s Road is the United States dollar (“US$”). The Company’s PRC subsidiaries and the Affiliated PRC Entities determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity (deficit).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of 6.2046 per US$1.00 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Reclassification of comparative amounts

The commission revenues earned from the provision of group-buying services is earned on a pay-for-performance basis. Therefore, comparative amounts for the prior periods have been reclassified from “other services” to “pay-for-performance services” to conform to the current period presentation. In addition, expenses incurred to develop and maintain the network of the Company’s travel service providers were recorded as product sourcing expenses as a separate line item. Comparative amounts for the prior periods have been reclassified from “sales and marketing” to “product sourcing” to conform to the current period presentation. Such reclassifications had no effect on net income, total assets, total liabilities or total shareholders’ equity (deficit) as previously reported.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Fair value of financial instruments

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, short-term investments, restricted cash, funds receivable, accounts receivable, due from and due to related parties, employee housing loan receivables (note 18) , customer advances and deposits, accounts payable and warrant liability. As of December 31, 2013 and 2014, the carrying values of these financial instruments, except for employee housing loan receivables and warrant liability, approximated their fair values due to the short-term nature of these instruments.

The fair value of the employee housing loan receivables has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The calculated fair value approximates the carrying amount of the outstanding employee housing loan receivables.

The Baidu Warrants is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn each relevant tranche. The Company determined the fair value of warrant liability with the assistance of an independent third-party valuation firm.

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

Short-term investments

Short-term investments, as of December 31, 2013, represented time deposits with original maturities exceeding three months held in various reputable financial institutions in the PRC and the United States. No such time deposits as of December 31, 2014.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Funds receivable

Funds receivable are cash due from third-party on-line payment service providers, net of service fees, for clearing transactions. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2013 and 2014, no allowance for doubtful accounts was provided for the funds receivable.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the shorter of the estimated useful lives of the asset or the term of the related lease, as follows:

Estimated useful life
Office furniture and equipment	3 or 5 years
Office computer equipment	3 years
Servers and network equipment	3 years
Software	3 years
Digital locks*	3 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets of up to 3 years

* The Company’s apartment rental operations required the usage of digital locks to secure the apartments being rented out.

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

Intangible assets

Intangible assets acquired, mainly comprising of a domain name is measured on initial recognition at cost. The domain name acquired may be used indefinitely without significant costs of renewal. The expected cash flows generated from the domain name is for an indefinite period. As a result, the domain name has been assessed as having an indefinite useful life. The domain name is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Company performs its annual impairment assessment for acquired indefinite-lived intangible assets in December of each year.

Long-term investments

The Company’s long-term investments consist of cost method investments.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

When pay-for-performance service and display advertising service arrangements with a customer involve multiple elements as defined in ASC 605-25, the total arrangement consideration is allocated to the separate deliverables on the basis of their relative selling price. Relative selling price is based on vendor specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available or management’s best estimate of selling price (“BESP”) if neither VSOE nor TPE are available. In determining its BESP for each deliverable, the Company considers its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverables were sold regularly on a standalone basis. In addition, the consideration allocated to the delivered element is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions. The Company monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

Pay-for-performance services

The Company’s pay-for-performance platform enables customers including OTAs, airlines, hotels, packaged tour providers and other travel service providers to place their links and related description on the Company’s search results list or next to the search results list provided to users of the Company’s website or mobile platform. Starting from January 2014, the Company integrated the online payment facilitating service as part of its pay-for-performance suite of services and bears the cost of the integrated pay-for-performance services. The Company records the cost for providing the integrated pay-for-performance services (including the online payment processing fee paid to the online payment platforms) as cost of revenues.

Cost-per-click

Revenue is recognized when the user clicks on the customer-sponsored links accessible on the Company’s website or through the Company’s mobile platform, and is directed to the customer’s online booking webpage and other revenue recognition criteria have been met.

The Company issues award credits to its customers based on the customers’ monthly spending on cost-per-click services in accordance with the service contracts. These award credits can only be used for future cost-per-click services and are not redeemable for cash. The Company accounts for these award credits granted to the customers in conjunction with a current sale of services analogous to a multiple-element arrangement in accordance with ASC 605-25. The monthly spending by the customer relating to cost-per-click services is allocated to the clicks sold and the award credits earned based on their relative-selling-prices, which is proportionate to the cost-per click services delivered and future cost-per click services to be delivered from the award credits applied. Therefore, revenue is recognized proportionately as services including those in connection to award credits are delivered to the customer. Deferred revenue as of December 31, 2013 and 2014 amounted to RMB1,424 and RMB 2,315 (US$373), respectively, which is recognized as the services are delivered within an estimated one month-period after the respective year-end.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Cost-per-sale

The Company receives fees from OTAs, airlines, hotels and local tour agencies for reservations and sales facilitated through the Company’s website or mobile platform. Fees from air travel facilitating services including aviation insurance policies are recognized as revenue, where applicable, net of estimated cancellations upon the issuance of the air ticket by OTAs or airlines. The Company has a sufficient homogenous volume of transactions from its customers, and the evaluation of this historical data enables the Company to reasonably estimate cancellations. Estimated cancellations are recorded as a reduction of revenue in the same period revenue is recognized. Estimated cancellations were insignificant for the years ended December 31, 2012, 2013 and 2014. Fees from hotel reservation facilitating services are recognized upon the reservation of the hotel rooms or after confirmation with the hotel that the end user has completed his or her stay depending on the terms and conditions of the underlying contract. When the Company’s contracts with the hotel state that the Company earns the fees regardless of whether the end user completes his or her stay at the hotel, fees are recognized upon the reservation of the hotel room. The Company also receives fee from OTAs and local tour agencies (collectively, travel service providers or “TSP”) for the reservation of vacation packages on the Company’s website. After the end user has completed the reservation for the vacation packages on the Company’s website, the end user will provide its booking reference to the TSP for the TSP to fulfill the reservation. Upon receipt of the end user’s booking reference, the TSP will acknowledge and accept the underlying end user reservation in the Company’s reservation system. Revenue is recognized by the Company when its reservation system receives the TSP’s booking reference acknowledgement and when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met. The Company has no further obligation after its reservation system receives the TSP booking reference acknowledgement. The Company considers the above arrangements in accordance with ASC 605 and has concluded that it acts as an agent. Therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss.

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

End users may redeem their coupons by submitting an online application within 30 days after the end user has completed his or her stay in the selected hotel as (i) cash that will be transferred by the Company to the end user’s bank account; or (ii) credits in the end user’s account for future flight or hotel reservations with the Company’s customers on the Company’s website or mobile platform.

Since the funding of the credits by the Company is paid in cash or provided as credits in the end user’s account as part of a revenue arrangement with its customer, the hotel, such payments by the Company is within the scope of ASC 605-50, Revenue Recognition: Customer Payments and Incentives in accordance with ASC 605-50-15-2. As the Company does not receive an identifiable benefit in return for the consideration (i.e. funding of the credits) that is sufficiently separable from the hotels’ purchase of reservation facilitating services from the Company, the funding of the credits to the end user, is recognized as a reduction of revenue simultaneously as the corresponding revenue is recognized in accordance with ASC 605-50-45-2. End user credits are reversed only if they are unredeemed upon expiration, which is 30 days after the end user’s hotel stay.

Credits to end users amounted to nil, RMB48,835 and RMB158,033 (US$25,470) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Rebates provided to customers of display advertising services

The Company provides cash incentives in the form of rebates to certain advertising agencies based on the cumulative advertising volume during each fiscal year. Such rebates are recorded as a reduction of revenue in the period revenue is recognized in the Company’s consolidated financial statements in accordance with ASC 605. Rebates to advertising agencies amounted to RMB7,251 , RMB7,878 and RMB11,925 (US$1,922) for the years ended December 31, 2012, 2013 and 2014, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Other services

The other services primarily represent commissions received from third-party online payment platforms for payments originating from user online bookings through the Company’s website or mobile platform. The commission is based on a contracted percentage of the total payments processed. Revenue is recognized, on a net basis, when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met.

Cost of revenues

Cost of revenues consists primarily of sales taxes (including business tax and output value-added tax) and surcharges, online payment processing fees, travel related data acquisition costs, bandwidth and server hosting costs, depreciation, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of pay-for-performance services, display advertising service and other services in the PRC. According to ASC 605, the Company includes such taxes incurred in cost of revenues which amounted to RMB40,258, RMB83,641and RMB 164,894 (US$26,576) for the years ended December 31, 2012, 2013 and 2014, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Advertising expenses

Advertising expenses, other than expense from Baidu Zhixin Cooperation, which primarily includes online marketing expenses and brand marketing expenses through various other forms of media, are included in sales and marketing expenses in the consolidated statements of comprehensive loss. Online marketing expenses include search engine fees, link placement fees and contextual advertising placement fees for the acquisition of traffic to the Company’s website or mobile platform when incurred. Online marketing expenses also include expenses incurred for the promotion of the Company’s mobile applications. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 were RMB138,864, RMB208,230 and RMB595,476 (US$95,973), respectively. Expense from Baidu Zhixin Cooperation (note 11) was nil, nil and RMB699,983 (US$112,817) for the years ended December 31, 2012, 2013 and 2014, respectively.

Product sourcing

Product sourcing expenses primarily consist of expenses incurred to develop and maintain the network of the Company’s travel service providers. Product sourcing expenses for the years ended December 31, 2012, 2013 and 2014 were RMB26,947, RMB67,271, RMB316,903 (US$51,075), respectively.

Product developments

Product development expenses primarily consist of salaries and related compensations for product development personnel who are responsible for developing, improving as well as maintaining the Company’s website and mobile platform. Product development expenses are recognized as incurred. The Company recognizes website and software development costs in accordance with ASC 350, Intangibles-Goodwill and Other. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software for internal use and website contents. The Company capitalizes software development costs that fulfill the capitalization criteria. Website and software development costs subject to capitalization have been insignificant.

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

The Company had no capital leases as of December 31, 2013 and 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

For certain share options granted to corporate headquarter employees, there is a performance target that affects the exercisability of the award, which can be achieved after the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved. The Company accounts for the performance target as a performance condition. As such, the performance target shall not be reflected in estimating the fair value of the award at the grant date. Compensation cost shall be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period for which the requisite service already has been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Warrants issued to non-employees

The Company accounted for the warrants issued to non-employees following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the warrants issued as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

For the warrants issued to non-employees that is classified as a liability, it is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn the warrants. The cost associated with the warrants issued is recognized ratably over the period of service required to earn each tranche of warrants. Upon vesting, the warrants should continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-30 and ASC 480-10-35 at every reporting period until the warrants are settled. Changes in the fair value of the vested warrants will be recognized in earnings in the accompanying consolidated statements of comprehensive loss.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings Per Share. Basic loss per common share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method.  Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2012 presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company did not have any participating securities outstanding. For the years ended December 31, 2013 and 2014, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively (note 14). The participation rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion. As a result, and in accordance with ASC 260, Earnings Per Share, the undistributed income for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed income is allocated on a proportionate basis.

Basic loss per ordinary share is computed by dividing loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Company’s consolidated statements of comprehensive loss.

Comprehensive loss

Comprehensive loss is defined to include all changes in shareholders’ equity (deficit) except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes foreign currency translation adjustments and is presented in the consolidated statement of comprehensive loss. There have been no reclassifications out of accumulated other comprehensive (loss) income to net loss for the periods presented.

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

Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Company performs on its customers’ financial conditions and ongoing monitoring process of outstanding balances. Employee housing loan receivables are typically unsecured. The risk is mitigated by the Company’s ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within expectations. No customer individually represented greater than 10% of the total accounts receivable as of December 31, 2013 and 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Currently, the Company conducts its operations in the PRC through Contractual Agreements entered between the Company, the WFOE and the Affiliated PRC Entities. Based on the opinion of TransAsia Lawyers, the Company’s PRC legal counsel, the corporate structure and Contractual Agreements of the Affiliated PRC Entities and the PRC subsidiaries are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the Affiliated PRC Entities is in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with the VIE  and its Nominee Shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC law and regulations in all material respects. However, the legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. In addition, the relevant regulatory authorities may find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future Affiliated PRC Entities are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including revoking the business licenses or operating licenses of the WFOE, and Affiliated PRC Entities, shutting down the Company’s servers or blocking the Company’s websites, discontinuing or placing restrictions or onerous conditions on the Company’s operations.

The Affiliated PRC Entities contributed 13.4%, 9.2% and 7.8% of the Company’s consolidated revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Foreign currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of RMB against US$ of approximately 1.0% and 2.9% in the years ended December 31, 2012 and 2013 and depreciation of 2.4% in the year ended December 31, 2014, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in appreciation or depreciation of the RMB against the US$. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires significantly expanded disclosures about revenue recognition. For public entities, ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. ASU 2014-12 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015. Early adoption is not permitted. The Company does not expect that the adoption of ASU 2014-12 will have impact to the consolidated financial statements as the new ASU is consistent with the Company’s current accounting policy.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

3.             Accounts receivable, net

	As of December 31,
	2013	2014
	RMB	RMB	US$
Accounts receivable	108,650	176,273	28,410
Less: allowance for doubtful accounts	(8,758)	(10,869)	(1,752)

	99,892	165,404	26,658

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The movements in the allowance for doubtful accounts were as follows:

	Years ended December 31,
	2013	2014
	RMB	RMB	US$
Balance at beginning of the year	2,022	8,758	1,412
Additions	7,038	2,199	354
Write-offs	(302)	(88)	(14)

Balance at end of the year	8,758	10,869	1,752

The Company recognized additions to allowance for doubtful accounts amounting to RMB1,928, RMB7,038 and RMB2,199 (US$354) within general and administrative expenses, for the years ended December 31, 2012, 2013 and 2014, respectively.

4.             Prepayments and other current assets

	As of December 31,
	2013	2014
	RMB	RMB	US$
Prepaid travel related data acquisition costs	22,598	24,043	3,875
Deposits and advance to suppliers	10,514	91,148	14,691
Prepaid expenses	16,972	22,178	3,574
Receivable due from employees	6,327	33,578	5,412
Receivable related to employee share based awards *	—	26,308	4,240
Other receivables	9,693	62,479	10,070

Total	66,104	259,734	41,862

* Starting from 2014, the Company used a broker to facilitate the exercise of share options by employees. As of December 31, 2013 and 2014, the share option proceeds receivable from the broker totaled nil and RMB26,308 (US$4,240), respectively.

5.             Property and equipment, net

	As of December 31,
	2013	2014
	RMB	RMB	US$
Office furniture and equipment	9,792	33,112	5,337
Office computer equipment	22,538	56,089	9,040
Servers and network equipment	39,473	84,219	13,574
Software	9,613	17,030	2,745
Digital locks	—	4,551	733
Leasehold improvements	13,620	55,811	8,995

Total	95,036	250,812	40,424
Accumulated depreciation	(49,346)	(101,505)	(16,360)

Property and equipment, net	45,690	149,307	24,064

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were RMB16,876, RMB22,735 and RMB52,048 (US$8,389), respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

6.             Long-term investments

The carrying amount of the Company’s cost method investments was nil and RMB103,175 (US$16,629) as of December 31, 2013 and 2014, respectively. No impairment of cost method investments occurred for the year ended December 31, 2013 and 2014, respectively.

7.             Intangible assets, net

The carrying amount of intangible assets is RMB2,849 (US$459), which relates to a domain name acquired in year 2014. No impairment to the domain name occurred for the year ended December 31, 2014.

8.             Accrued expenses and other current liabilities

	As of December 31,
	2013	2014
	RMB	RMB	US$
Payable to travel service providers (“TSP”s)	319,814	673,990	108,627
Payable to end users	18,905	65,708	10,590
Accrued operating expenses	83,192	260,332	41,958
Contract termination loss provision (Note 20)	—	64,485	10,393
Payable to employees related to share based awards *	—	32,305	5,207
Other tax payable	5,575	43,899	7,075
Accrued sales rebates	11,000	14,828	2,390

Total	438,486	1,155,547	186,240

* Starting from 2014, the Company used a broker to facilitate the exercise of share options by employees. As of December 31, 2013 and 2014, the share option proceeds payables to employees totaled nil and RMB32,305 (US$5,207), respectively.

9.             Revenues

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Pay-for-performance services	446,550	772,114	1,666,653	268,616
Display advertising services	46,670	63,503	87,894	14,166
Other services	8,505	15,305	2,208	356

Total	501,725	850,922	1,756,755	283,138

The majority of the per-for-performance services are related to cost-per-click services and cost-per-sale services. The Company issues award credits to its customers based on the customers’ monthly spending on cost-per-click services in accordance with the service contracts. These award credits can only be used for future cost-per-click services and are not redeemable for cash. The Company accounts for these award credits granted to the customers in conjunction with a current sale of services analogous to a multiple-element arrangement in accordance with ASC 605-25. The monthly spending by the customer relating to cost-per-click services is allocated to the clicks sold and the award credits earned based on their relative-selling-prices, which is proportionate to the cost-per click services delivered and future cost-per click services to be delivered from the award credits applied. Therefore, revenue is recognized proportionately as services including those in connection to award credits are delivered to the customer. Deferred revenue as of December 31, 2013 and December 31, 2014 amounted to RMB1,424 and RMB2,315 (US$373), respectively, which is recognized as the services are delivered within an estimated one month-period after the respective period-end.

The majority of other services are related to commissions from third-party online payment platforms.

Revenue from pay-for-performance services are mainly comprised of the following travel service categories:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Flights and flight related	307,708	551,123	1,171,229	188,768
Hotels	125,779	194,030	347,281	55,972
Others	13,063	26,961	148,143	23,876

Total	446,550	772,114	1,666,653	268,616

10.          Income taxes

Cayman Islands and Hong Kong

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Queen’s Road is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2012, 2013 and 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

PRC

The Company’s PRC subsidiaries and Affiliated PRC Entities are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

The WFOE and the VIE renewed their “High and New Technology Enterprises” (“HNTE”) status in December 2012 and are continued to subject to PRC tax at the preferential tax rate of 15% for three years from 2012 to 2014.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax at 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

Loss before income taxes consists of:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Non-PRC	(21,688)	(54,602)	(954,438)	(153,828)
PRC	(53,475)	(91,595)	(874,903)	(141,009)

	(75,163)	(146,197)	(1,829,341)	(294,837)

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The income tax expense is comprised of:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Current	15,950	49,528	32,742	5,277
Deferred	—	(8,436)	(15,182)	(2,447)

	15,950	41,092	17,560	2,830

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

		Years ended December 31,
		2012	2013	2014
	Note	RMB	RMB	RMB	US$
Loss before income tax		(75,163)	(146,197)	(1,829,341)	(294,837)
Expected taxation at PRC EIT statutory rate of 25%		(18,790)	(36,549)	(457,335)	(73,709)
Effect of different tax rates in different jurisdictions		5,749	14,426	239,800	38,649
Research & development super-deduction		(11,210)	(22,767)	(33,391)	(5,382)
Effect of lower tax rate applicable to HNTE		(10,705)	(20,502)	49,341	7,952
Late payment interest		556	1,533	9,256	1,492
Adjustment of estimated income tax accruals		—	—	1,759	283
Deemed revenue	(i)	46,485	95,441	113,474	18,289
Non-deductible expenses		4,339	2,668	14,860	2,395
Changes in valuation allowance		(474)	7,446	81,496	13,135
Non-taxable income		—	(604)	(1,700)	(274)

Income tax expense		15,950	41,092	17,560	2,830

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

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The significant components of deferred taxes are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	—	1,198	163	26
Bad debt expenses	198	1,454	1,878	303
Deferred revenues	393	—	—	—
Expense cut-off	—	51	—	—
Depreciation expenses	—	—	45	7
Accrued expenses	2,430	10,518	77,708	12,524
Accrued salaries and welfare payable	6,494	13,225	30,549	4,924
Less: valuation allowance	(9,515)	(18,010)	(87,484)	(14,100)

Current deferred tax assets	—	8,436	22,859	3,684

Deferred tax assets, non-current portion:
Advertising expenses	1,394	—	6	1
Depreciation expenses	129	274	525	85
Tax loss carry forward	669	869	12,634	2,036
Less: valuation allowance	(2,192)	(1,143)	(13,165)	(2,122)

Non-current deferred tax assets	—	—	—	—

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company recorded full valuation allowance against deferred tax assets of entities that were in cumulative loss positions, as of December 31, 2012, 2013 and 2014.

As of December 31, 2014, the Company had net operating losses of approximately RMB1,829,341 (US$294,837), which can be carried forward to offset taxable income. The net operating loss will expire between 2016 to 2019, if not utilized.

For the year ended December 31, 2013, all consolidated entities were in a cumulative loss position except for two subsidiaries and two Affiliated PRC Entities. For the year ended December 31, 2014, all consolidated entities were in a cumulative loss position except for one subsidiary and four Affiliated PRC Entities. The undistributed earnings of the Company’s profit-making subsidiaries and Affiliated PRC Entities amounted to approximately RMB15,280 and RMB15,857(US$2,556) as of December 31, 2013 and 2014, respectively. The Company intended to indefinitely reinvest these undistributed earnings as of December 31, 2013 and 2014. Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical. Should the accumulated earnings be repatriated in the future, withholding tax should be payable.

Unrecognized tax benefits

For the years ended December 31, 2012, 2013, and 2014, the Company recorded RMB32,782, RMB83,677 and RMB152,865 (US$24,637) of unrecognized tax benefits, which primarily represent deemed revenues for income tax purposes. It is possible that the amount accrued will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time.

As of December 31, 2012, 2013 and 2014, unrecognized tax benefits of RMB17,594, RMB57,199 and RMB58,818 (US$9,480), respectively, if ultimately recognized will impact the effective tax rate.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The unrecognized tax benefit is as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Balance at January 1	5,502	32,782	83,677	13,486
Additions based on tax positions related to the current year	28,646	53,745	67,798	10,927
Additions for tax positions of prior years	—	—	6,401	1,032
Reductions based on tax positions related to prior years	(1,366)	(2,850)	(5,011)	(808)

Balance at December 31	32,782	83,677	152,865	24,637

During the years ended December 31, 2012, 2013 and 2014, the Company recognized late payment interest expense of RMB556, RMB1,533 and RMB9,256 (US$1,492), and penalties of nil, nil and nil, respectively, as part of income tax expense. The Company had accrued approximately RMB808, RMB2,341, and RMB11,597 (US$1,869) for the late payment of interest as of December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, the tax years ended December 31, 2010 through 2014 for the Company’s PRC subsidiaries and the Affiliated PRC Entities remain subject to examination by the PRC tax authorities.

11.                                                       Related party transactions

a) Related parties

Name of related parties	Relationship with the Company
Baidu, Inc.	Ultimate holding company

Baidu	Controlling shareholder of the Company

Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”)	An entity controlled by Baidu

Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”)	An entity controlled by Baidu

FuJian Bo Rui Websoft Technology Co., Ltd. (“Bo Rui”)	An entity controlled by Baidu

FuJian Bo Dong Cultural Communication Co., Ltd. (“Bo Dong”)	An entity controlled by Baidu

Frederick Demopoulos	A shareholder of the Company

Beijing Nuo Mi Network Information Technology Co., Ltd. (“Nuo Mi)	An entity controlled by Baidu

Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times)	An entity controlled by Baidu

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Company accounted for the Baidu Warrants following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the entire Baidu Warrants as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

The Baidu Warrants is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn each relevant tranche. The cost associated with the warrants issued pursuant to the Zhixin Cooperation Agreement has been recognized ratably over the period of service required to earn each tranche of warrants based upon the number of the Baidu Warrants and taking into account the potential effect of the downward adjustment to the number of underlying shares in the event the contractual benchmarks are not achieved by Baidu. Upon vesting, the Baidu Warrants should continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-30 and ASC 480-10-35 at every reporting period until the Baidu Warrants are settled. Changes in the fair value of each vested tranche of the Baidu Warrants will be recognized in earnings in the accompanying consolidated statements of comprehensive loss.

For the period from October 1, 2013 through December 31, 2013, the Cooperation Platform was still in the testing phase and therefore, no meaningful traffic was generated. Based on the above, the Zhixin Cooperation Agreement with Baidu did not have any material impact to the Company’s consolidated financial statements for the year ended December 31, 2013. The Cooperation Platform was officially launched on January 1, 2014 and the services pursuant to the Zhixin Cooperation Agreement commenced on the same day. The online marketing expense for Baidu Zhixin Cooperation was RMB699,983 (US$112,817) for the year ended December 31, 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

c) On February 27, 2014, Qunar entered into a US$300 million revolving credit facility agreement with Baidu. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. Qunar is allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date.

d) The Company had the following related party transactions for the years ended December 31, 2012, 2013 and 2014:

		Years ended December 31,
		2012	2013	2014
	Notes	RMB	RMB	RMB	US$
Online marketing services from Baidu Netcom	(i)	74,296	91,533	165,058	26,603
Online marketing services from Bo Rui		—	202	547	88
Online marketing services from Bo Dong		—	1,195	4,780	770
Online marketing services contributed by Baidu, Inc.	(ii)	6,650	5,920	3,304	533
Online marketing services from Baidu Times		—	—	7,670	1,236
Online marketing services of Baidu Zhixin Cooperation	(b)	—	—	699,983	112,817
Online marketing services from Baidu, Inc.		—	—	4,714	760
Online marketing services from Nuo Mi		—	—	377	61
Loan from Baidu Online	(iii)	100,000	150,000	—	—
Loan from Baidu Netcom	(iv)	50,000	—	—	—
Repayment of loan from Baidu Online	(iii)	100,000	150,000	—	—
Repayment of loan from Baidu Netcom	(iv)	—	50,000	—	—
Loan, and extension of loan to Baidu	(iii)	31,127	99,623	—	—
Repayment of loan to Baidu	(iii)	—	98,975	—	—
Imputed interest	(iii), (iv)	421	2,050	—	—
Loan interest	(iii)	—	115	—	—
Consulting services from Frederick Demopoulos		81	—	—	—

(i)

During the year ended December 31, 2013 and 2014, Baidu Netcom provides online marketing services amounting to RMB91,533 and RMB 165,058 (US$26,603) to the Company, respectively. As one of the largest online marketing service providers in the PRC, Baidu Netcom typically requires upfront payments from its customers. As of December 31 2013 and 2014, such payments amounted to RMB10,000 and RMB22,000 (US$3,546), respectively. The related services are expected to be delivered within the next 12 months.

(ii)

In connection with the Baidu Transaction, the Company and Baidu, Inc. entered into a business cooperation agreement, whereby Baidu, Inc. provides free online marketing services and directs user traffic to the Company’s website. The Company recorded online marketing expenses based on the Company’s estimate of the expenses that would have been incurred if the Company had operated as an unaffiliated entity with a corresponding credit to additional paid in capital. The term of the business cooperation agreement is for an initial term of three years (the “Initial Term”); provided, however that notwithstanding Baidu, Inc.’s Non-Competition Undertaking to the Company survive until the later of (i) the expiration of the Initial Term and (ii) the date on which Baidu, Inc. and its controlled affiliates hold less than 50% of the voting power attaching to the outstanding shares of the Company (on a fully-diluted basis). The business cooperation agreement expired in July, 2014. Upon its expiration, the Company started to pay Baidu, Inc. for the aforementioned online marketing services provided.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

(iii)	On November 1, 2012, the Company granted an interest free loan amounting to US$5,000 to Baidu with a term of six months.

On November 9, 2012, the Company was granted a loan amounting to RMB100,000 (US$16,117) from Baidu Online. The loan bore an interest at 0.77% with a repayment term of six months. There were no penalties for early repayment. The Company repaid the loan in full on December 11, 2012. The Company recorded imputed interest expense amounting to RMB421 (US$68) relating to this loan based on the market interest rate of 5.6%.

On April 22, 2013, the Company was granted an interest free loan amounting to RMB100,000 (US$16,117) from Baidu Online with a repayment term of three months to supplement the Company’s RMB working capital needs and to provide RMB funding for establishing a new entity in the PRC. In order to secure such loan, on the same day, the Company also granted an interest free loan amounting to US$11,174 to Baidu with the same three month repayment term, and extended the repayment term of the November 1, 2012 interest free loan amounting to US$5,000 by three months. Both the loans granted by the Company to Baidu were to reciprocate the interest free loan from Baidu Online. On July 22, 2013, the Company repaid the RMB100,000 loan to Baidu in full. The Company recorded imputed interest expense amounting to RMB1,376 (US$222) relating to this loan based on the market interest rate of 5.6%. On August 6, 2013, Baidu also repaid both the US$11,174 and US$5,000 loan, respectively to the Company in full. On September 27, 2013, the Company was granted a loan amounting to RMB50,000 with an annual interest rate of 6% from Baidu Netcom with a repayment term of 15 days to supplement the Company’s RMB working capital needs. On October 12, 2013, the Company repaid the RMB50,000 loan to Baidu in full. The Company recorded interest expense amounting to RMB115 (US$19) relating to this loan.

(iv)

On December 28, 2012, the Company was granted an interest free loan amounting to RMB50,000 (US$8,059) from Baidu Netcom with a repayment term of six months. The Company repaid the loan in full on March 27, 2013. The Company recorded imputed interest expense amounting to RMB674 (US$109) for the year ended December 31, 2013 relating to this loan based on the market interest rate of 5.6%.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

e) The Company had the following related party balances outstanding as of December 31 2013, and 2014:

	As of December 31
	2013	2014
	RMB	RMB	US$
Current assets
Due from related parties:
Baidu Times	—	3,670	592
Baidu Netcom	10,000	25,210	4,063
Nuo Mi	—	11,071	1,784

Total due from related parties	10,000	39,951	6,439

Current liabilities
Due to related parties:
Baidu Netcom	3,452	—	—
Baidu, Inc.	—	4,714	759
Nuo Mi	—	377	61
Baidu Times	—	768	124
Bo Rui	203	50	8
Bo Dong	837	396	64

Total due to related parties	4,492	6,305	1,016

Except as disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

12.                               Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB50,246,  RMB87,588 and RMB222,755 (US$35,902) for the years ended December 31, 2012, 2013 and 2014, respectively.

13.                               Accumulated other comprehensive (loss) income

The movement of accumulated other comprehensive (loss) income is as follows:

Foreign currency translation adjustments
Balance as of December 31, 2011	(11,061)
Other comprehensive loss	(542)
Balance as of December 31, 2012	(11,603)
Other comprehensive loss	(16,873)
Balance as of December 31, 2013	(28,476)
Other comprehensive income	32,639
Balance as of December 31, 2014	4,163
Balance as of December 31, 2014, in US$	671

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

14.                               Ordinary shares

On the closing date of the Baidu Transaction, July 20, 2011, the Company amended and restated its memorandum and articles of association to include (i) a redemption clause of the ordinary shares (“Ordinary Share Redemption Request”), which states that any ordinary shareholder at any time may request the Company to redeem all of the ordinary shares held by such holder at the redemption price of US$1.45533 per ordinary share; and (ii) a redemption clause by a shareholder with 80% ownership of the Company’s outstanding shares (“80% Shareholder”), which states that the 80% Shareholder may request in writing that the Company redeem 100% of the Company’s outstanding shares (the “80% Shareholder Redemption Request”). The Ordinary Share Redemption Request will be nullified upon the listing of the Company’s ordinary shares for trading on any major stock exchange. The 80% Shareholder Redemption Request will be nullified upon the earlier of (i) an IPO; or (ii) the redemption of all then outstanding ordinary shares (other than those held by the 80% Shareholder or its affiliates or associates).

Baidu had unconditionally and irrevocably waived its redemption right as part of the Baidu Transaction (note 1).

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

As of December 31, 2014, there were 224,299,179 and 134,376,522 Class A and Class B ordinary shares outstanding, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

15.          Loss per share

Basic and diluted loss per share for each of the years ended December 31, 2012, 2013 and 2014 presented are calculated as follows:

	Years ended December 31,
	2012	2013		2014
	Ordinary shares	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$

Basic loss per share:
Numerator:
Net loss	(91,113)	(183,368)	(3,921)	(1,401,672)	(225,909)	(445,229)	(71,758)
Net loss attributable to ordinary shareholders for computing basic loss per share	(91,113)	(183,368)	(3,921)	(1,401,672)	(225,909)	(445,229)	(71,758)
Denominator:
Weighted average ordinary shares outstanding	281,682,508	299,524,536	6,403,973	266,696,495	266,696,495	84,713,813	84,713,813
Basic loss per share:	(0.32)	(0.61)	(0.61)	(5.26)	(0.85)	(5.26)	(0.85)
Basic loss per ADS*:	(0.96)		(1.83)			(15.78)	(2.55)

Diluted loss per share:
Numerator:
Net loss	(91,113)	(183,368)	(3,921)	(1,401,672)	(225,909)	(445,229)	(71,758)
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class A to Class B ordinary shares (note 14)	—	—	(183,368)	—	—	(1,401,672)	(225,909)
Net loss attributable to ordinary shareholders for computing diluted loss per share	(91,113)	(183,368)	(187,289)	(1,401,672)	(225,909)	(1,846,901)	(297,667)
Denominator:
Weighted average ordinary shares outstanding	281,682,508	299,524,536	6,403,973	266,696,495	266,696,495	84,713,813	84,713,813
Conversion of Class A to Class B ordinary shares (note 14)	—	—	299,524,536	—	—	266,696,495	266,696,495
Weighted-average number of shares outstanding- diluted	281,682,508	299,524,536	305,928,509	266,696,495	266,696,495	351,410,308	351,410,308

Diluted loss per share:	(0.32)	(0.61)	(0.61)	(5.26)	(0.85)	(5.26)	(0.85)
Diluted loss per ADS*:	(0.96)		(1.83)			(15.78)	(2.55)

*The Company was listed on November 1, 2013 with issuance of a total of 12,777,650 ADSs. Each ADS represents three Class B ordinary shares. The net loss per ADS for the years ended December 31, 2012 and 2013 were calculated using the same conversion ratio assuming the ADSs had been in existence throughout these periods.

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

For the year ended December 31, 2012, the computation of basic loss per share using the two-class method was not applicable because there were no participating securities outstanding. For the year ended December 31, 2013 and 2014, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively (notes 2 and 14). Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is convertible into one Class B ordinary share at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares under any circumstances. Each Class A ordinary share is entitled to three votes and each Class B ordinary share is entitled to one vote.

The effects of all outstanding share options (note 16) have been excluded from the computation of diluted loss per share for the years ended December 31, 2012, 2013 and 2014 as their effects would be anti-dilutive.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

16.          Share-based compensation

In November 2007, the Company’s shareholders approved the 2007 Share Incentive Plan (the “2007 Plan”), which is administered by the Board of Directors or any of its committees. Under the Plan, the Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,600,140 ordinary shares of the Company. These options granted have a contractual term of ten years and generally vest over a four year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter. On December 29, 2011, the Board of Directors approved the increase of the number of shares available for issuance under the Plan from 20,724,362 to 26,060,000 shares. On August 10, 2012, the Board of Directors approved that starting from January 1, 2013, the number of shares available for issuance under the Plan would increase annually by 1.5% of the total outstanding ordinary and redeemable ordinary shares as of January 1 of that respective calendar year. On September 22, 2013, the Board of Directors approved an increase in the number of shares available for issuance under the 2007 Share Incentive Plan by 6,066,896 shares. These options granted have a contractual term of ten years and generally vest over a four year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The fair value of each award was estimated on the grant date using the Black-Scholes-Merton option-pricing model by the Company.

Under the 2007 Plan, the Company granted 4,765,068, 10,988,106 and 9,993,411 share options to employees during the years ended December 31, 2012, 2013 and 2014, respectively. Among the grants, nil, 1,671,867 and 7,929,555 shares options granted during the years ended December 31, 2012, 2013 and 2014, respectively, have performance condition on their exercisability.

Included in the grants above:

1)  On April 1, 2012 and October 1, 2012, the Company granted 278,000 and 11,000 share options under the Plan with immediate vesting to senior management and recognized compensation costs in aggregate amounting to RMB3,620 (US$583) representing the fair value of the share options on the respective grant dates.

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

On January 25, 2013, the Board of Directors waived the performance conditions in relation to the performance based options granted on March 6, 2012 and approved that 450,000 options, representing 90% of the options previously granted would commence vesting based on the original vesting schedule. In accordance with ASC 718, the Company accounted for the waiver of the performance conditions as a modification. As the original vesting conditions were not satisfied, the grant-date fair value of the original award was ignored and the fair value of the award measured at the modification date is recognized starting from the modification date. The share-based compensation expense recognized for the modified award for the year ended December 31, 2013 was RMB1,627(US$262).

3)  On September 22, 2013, the Board of Directors approved to issue two option grants to Chenchao Zhuang, the CEO and director of the Company. The first option grant consisted of 3,033,448 options with an exercise price of US$3.9559. The second option grant consisted of 3,033,448 options with an exercise price of US$6.5932. Both option grants have a contractual term of ten years and will vest over a period from grant date to December 31, 2016, with 25% of the awards vesting on December 31, 2013 and the remaining awards vesting 1/16 on a quarterly basis thereafter. The fair value of the options granted was US$2.69 and US$2.19 for the first and second option grant, respectively. The Company recognized compensation costs amounting to RMB22,540 and RMB22,946 (US$3,698) for the year ended December 31, 2013 and 2014 associated with the two options grants to Chenchao Zhuang.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Business Unit Incentive Plan

On January 13, 2013, the Board of Directors approved a business unit incentive plan (the “Business Unit Incentive Plan”), which is governed under the aforementioned 2007 Share Incentive Plan. Under the Business Unit Incentive Plan, the Board of Directors may grant options to its employees of specific business units to purchase an aggregate of no more than 10,800,000 Class B ordinary shares of the Company. On November 25, 2014, the Company’s Board of Directors approved an extension of the Business Unit incentive plan to cover employees of four new business units. The total number of Class B ordinary shares of the Company to be issued under the Business Unit Incentive Plan was increased to 18,000,000. The options will be granted at an exercise price of US$0.01 if the business units meet their respective certain long-term performance conditions. Upon grant, the options will have a vesting term of three months.

There have been no grants under the Business Unit Incentive Plan up to December 31, 2014. Qunar also concluded that there was no service inception preceding the grant date as there has been no authorization from Qunar’s Board of Directors based on the its accounting policies up to December 31, 2014.

The following table summarizes the option activity for the years ended December 31, 2014:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2013	25,192,696	1.40	7.39	184,355
Granted	9,993,411	0.01
Exercised	(8,907,408)	0.27
Forfeited/Cancelled	(1,115,256)	0.02
Outstanding, December 31, 2014	25,163,443	1.30	7.89	201,417
Vested and expected to vest at December 31, 2014	21,880,749	1.43	7.75	176,072
Exercisable at December 31, 2014	9,685,685	1.72	6.62	75,118

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as at the balance sheet date and the exercise price. Total intrinsic value of options exercised for the three years ended December 31, 2012, 2013 and 2014 was RMB31.11 million, RMB88.92 million and RMB508.52 million (US$82.02 million), respectively. The total fair value of the equity awards vested during the years ended December 31, 2012, 2013 and 2014 were RMB23.78 million, RMB88.87 million and RMB220.80 million (US$35.61 million), respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

As of December 31, 2014, there were RMB448.16 million (US$72.28 million) of unrecognized share-based compensation costs, net of estimated forfeitures, related to equity awards that are expected to be recognized over a weighted-average vesting period of 2.71 years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

The fair value of each option award was estimated on the grant date using the Black-Scholes-Merton option-pricing model. The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards. The expected term of stock options granted is developed giving consideration to the vesting period and contractual term. Qunar did not expect to declare any dividends on its ordinary shares on the respective grant dates. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2012	2013	2014

Risk-free interest rate	1.70%~2.28%	1.91%~2.71%	1.91%~2.07%
Dividend yield	—	—	—
Expected volatility range	48.03%~49.84%	46.68%~47.66%	45.78%~46.58%
Expected life (in years)	10	10	6.11

The total weighted average grant-date fair value of the equity awards granted during the years ended December 31, 2012, 2013 and 2014 were RMB12.54, RMB16.59 and RMB58.59 (US$9.45) per option, respectively.

The following table summarizes total compensation cost recognized:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Product developments	15,241	20,784	59,884	9,652
Product sourcing	1,330	2,117	2,958	477
Sales and marketing	5,243	5,417	12,565	2,025
General and administrative	5,392	35,389	190,963	30,778

	27,206	63,707	266,370	42,932

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

During the years ended December 31, 2012, 2013 and 2014, appropriations to statutory reserves amounted to RMB36, RMB1,136 and nil, respectively.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and the Affiliated PRC Entities are restricted in their ability to transfer a portion of their net assets to the Company.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries and the Affiliated PRC Entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2013 and 2014, amounts restricted are the net assets of the Company’s PRC subsidiaries and the Affiliated PRC Entities, which amounted to RMB11,296 and RMB10,522(US$1,695), respectively.

18.          Other non-current assets

On August 1, 2013, the Company launched an RMB20,000 employee interest-free housing loan program. In 2014, the Company expanded the housing loan pool to RMB40,000. Employees other than executive officers and senior management personnel who meet certain requirements may apply for such loans subject to approval by the Company. Each loan to each employee has a cap of RMB500 and is repayable within three to five years. The Company accounts for employee interest-free loans in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation. Over the term of the loans, the loan receivables are accreted to its face value with interest income recognized in the same amount. As of December 31, 2013 and 2014, the Company has granted loans amounting to RMB12,772 and RMB26,911 (US$4,337) with terms of five years, respectively, of which RMB10,218 and RMB15,288(US$2,464) were non-current, respectively.

Management evaluated the collectability of the loans granted and concluded that the risk of default was remote. Therefore, no allowance was provided as of December 31, 2013 and 2014, respectively. The remaining balances included in other non-current assets are comprised mainly of long-term rental deposits of RMB9,319 and RMB29,034(US$4,679) as of December 31, 2013 and 2014, respectively, and prepayments to purchase equipment with an amount of RMB3,065 and RMB11,595(US$1,869) as of December 31, 2013 and 2014, respectively.

19.          FAIR VALUE MEASUREMENT

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures the Baidu Warrants at fair value on a recurring basis. Baidu Warrants are classified as Level 2 by using the binomial-tree model with exogenous credit risk developed by Tsiveriotis and Fernandes(1998) based on inputs that are directly and indirectly observable in the market.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Assets and liabilities measured or disclosed at fair value as of December 31, 2013 are summarized as below:

	Fair Value Measurement or Disclosure at December 31, 2013 Using
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Fair value disclosure (note 2)
Cash and Cash equivalents
Time deposits	—	757,550	—
Short-term investments
Time deposits	—	485,945	—
Other current assets
Employee interest free loan	—	2,554	—
Other non-current assets
Employee interest free loan	—	10,218	—

Assets and liabilities measured or disclosed at fair value as of December 31, 2014 are summarized as below:

	Fair Value Measurement or Disclosure at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Fair value disclosure (note 2)
Cash and Cash equivalents
Time deposits	—	254,222	—
Other current assets
Employee interest free loan	—	4,306	—
Other non-current assets
Employee interest free loan	—	15,288	—

Fair value measurement
Recurring
Warrant liability(note 11)	—	701,776	—
Total liability measured at fair value	—	701,776	—

The Company has no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2014.

20.          Commitments and contingencies

Operating lease commitments

The Company leases office facilities and server racks under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Company by entering into these leases. Total expenses under these operating leases were RMB34,363, RMB51,262 and RMB163,067 (US$26,282) for the years ended December 31, 2012, 2013 and 2014, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2014:

Years ended December 31,	RMB	US$
2015	137,295	22,128
2016	35,231	5,678
2017 and thereafter	6,545	1,055
	179,071	28,861

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and renovation of its offices. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to nil and RMB29,786 (US$4,801) as of December 31, 2013 and 2014. All of the commitments relating to the network infrastructure and renovation on the offices are to be fulfilled within the next year.

In addition, as of December 31, 2014, the Company has contractual commitments to make additional investments contingent on the achievement of certain conditions by three existing cost-method investees and other long-term investments in several travel operators in the PRC with a total maximum amount of RMB315,593(US$50,864).

Loss contingencies

With respect to display advertising services, the Company, as an industry practice in the PRC, regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The value-added tax pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current value-added tax rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to value-added tax at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for value-added tax purposes and the value-add tax for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The maximum estimated amount for this reasonably possible contingency up to December 31, 2014 was RMB7,197 (US$1,160).

Legal contingency

On September 6, 2013, the Company early terminated an agreement (“Distribution Agreement”) with one of its travel service providers (“TSP”) due to the TSP’s failure to make its international hotel inventories available on the Company’s platform within the agreed time period. The original term of an agreement with a travel service provider (“TSP”) was from May 13, 2013 to June 30, 2016 and the Company agreed to provide for a minimum of 450,000 quarterly room bookings from both domestic and international hotel inventories from July 2013, subject to an annual adjustment effective from 2014 in exchange for commission fees on a cost-per-sale basis. The agreement also required the Company, in the event of its failure to achieve the contracted minimum quarterly room bookings, to compensate the TSP at a rate of RMB0.027 per room night.

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

On January 10, 2014, the TSP sought additional damages amounting to RMB11,200, to compensate for its alleged losses of upfront costs it incurred in connection with the aforementioned agreement. As of April 14, 2014, the intermediary court in Beijing has completed the oral hearing of the aforementioned lawsuits but has not yet rendered the judgment.

On January 1, 2015, the Company received the judgment of the intermediary court with respect to the Distribution Agreement (“the Judgment”) dispute. In the Judgment, the Court held that (i) the TSP shall pay the Company a commission of RMB8,127 (US$1,310) due under the Distribution Agreement; (ii) the Company shall prospectively credit to the TSP’s advertisement account opened at the Company in the amount of RMB52,335 (US$8,435) corresponding to the period from September 6, 2013 through September 30, 2014; and (iii) the Distribution Agreement shall continue to be performed by both parties. Either or both parties may appeal the Judgment to the Beijing Municipal High Court within 15 days from the date of receipt of the Judgment. The above Judgment is not binding prior to the conclusion of any such appeal. On January 16, 2015, the Company has appealed to the Beijing Municipal High Court reiterating its legal basis for its early termination of the Distribution Agreement.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Based on the advice from the Company’s legal counsel, the Company estimated that the probable loss contingency to be recorded is within a range of RMB64,485 to RMB137,385, and no amount within the range represents a better estimate than any other amount. According to ASC 450-20-30-1, when no amount within the range is a better estimate than any other amount, the minimum amount in the range shall be accrued. Therefore, a contract termination loss provision of RMB64,485 was accrued with a charge to expense as of December 31, 2014. The TSP has been continuously using the Company’s pay-for-performance services charged on a cost-per-click basis under a separate contract and has not disputed that contract with the Company.

21.          Subsequent events

On January 22, 2015, the first installment payment of RMB135,000 was made for a long-term investment in Travelling Bestone, a package tour operator in the PRC.

On February 12, 2015, the Company’s shareholders approved an amendment of the 2007 Plan at the annual general meeting. Pursuant to the amendment, the maximum number of shares that may be issued under the 2007 Plan shall increase on January 1 of each of 2015, 2016 and 2017 by 2.65% of the then outstanding shares, and on January 1, 2018 for remainder of the term of the 2007 Plan by 1.5% of the then outstanding shares.

On March 12, 2015, Qunar drew down RMB507 million pursuant to the revolving credit facility agreement with Baidu (note 11c).

In March 2015, the Company signed a purchase agreement to acquire a 55% equity interest in a company engaged in the attraction ticketing business in the PRC, and paid a portion of the purchase consideration amounting to RMB 20,000 in April 2015.

 QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	781,784	291,794	47,029
Short-term investments	485,410	—	—
Account receivable, net	109	—	—
Prepayments and other assets	3,070	5,680	915
Total current assets	1,270,373	297,474	47,944
Non-current assets
Amount due from subsidiaries	85,584	229,981	37,066
Investments in subsidiaries	11,296	10,522	1,696
Total non-current assets	96,880	240,503	38,762

TOTAL ASSETS	1,367,253	537,977	86,706

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other current liabilities	4,414	6,375	1,027
Warrant liability	—	701,776	113,106
Total current liabilities	4,414	708,151	114,133
Non-current liabilities:
Non-current liabilities	412	412	66
Total non-current liabilities	412	412	66
Total liabilities	4,826	708,563	114,199

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.001 per share; 303,344,804 shares authorized as at December 31, 2013 and 2014, respectively; 302,850,254 and 224,299,179 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	1,914	1,426	230
Class B ordinary shares (par value of US$0.001 per share; 496,655,196 shares authorized as at December 31, 2013 and 2014, respectively; 39,332,950 and 134,376,522 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	240	831	134
Additional paid-in capital	1,788,167	2,069,313	333,513
Accumulated other comprehensive (loss) income	(28,476)	4,163	671
Accumulated deficit	(399,418)	(2,246,319)	(362,041)
Total shareholders’ equity (deficit)	1,362,427	(170,586)	(27,493)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,367,253	537,977	86,706

QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE LOSS

 (Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues
Display advertising service	5,388	810	—	—
Total revenues	5,388	810	—	—
Cost of revenues	(774)	—	—	—

Gross Profit	4,614	810	—	—
Operating expenses
General and administrative expenses	(2,051)	(2,057)	(6,482)	(1,046)

Operating income (loss)	2,563	(1,247)	(6,482)	(1,046)
Equity in loss of subsidiaries	(93,998)	(190,214)	(1, 867,810)	(301,036)
Interest income, net	549	4,172	27,391	4,415

Loss before income taxes	(90,886)	(187,289)	(1, 846,901)	(297,667)
Income tax expense	(227)	—	—	—

Net loss	(91,113)	(187,289)	(1, 846,901)	(297,667)

Net loss attributable to ordinary shareholders	(91,113)	(187,289)	(1,846,901)	(297,667)

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustment	(542)	(16,873)	32,639	5,260
Comprehensive loss attributable to ordinary shareholders	(91,655)	(204,162)	(1,814,262)	(292,407)

QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

 (Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash used for operating activities:	(141,738)	(814)	(7,022)	(1,132)
Net cash provided by (used for) investing activities	122,694	(650,801)	(520,695)	(83,922)
Net cash (used for) provided by financing activities	(54,874)	1,432,081	15,001	2,418
Effect of exchange rate changes on cash and cash equivalents	(5,265)	(15,806)	22,726	3,664
Net (decrease) increase in cash and cash equivalents	(79,183)	764,660	(489,990)	(78,972)
Cash and cash equivalents at beginning of the year	96,307	17,124	781,784	126,001

Cash and cash equivalents at end of the year	17,124	781,784	291,794	47,029

QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

 (Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

Basis of presentation and commitments

For the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the balance sheet as “Investments in subsidiaries” and the investees’ profit or loss as “Equity in profit and loss of subsidiaries” on the statement of comprehensive loss. The equity in loss of the Company’s subsidiaries in excess of the Company’s “Investments in subsidiaries” have been offset against the balances in “Amounts due from subsidiaries”. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of as of any of the years presented.