Form 20-F
period 2015-12-31
Qunar Cayman Islands Ltd.
filed 2016-04-14
CIK 1551060

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Xiaolu Zhu, Chief Financial Officer

Telephone: +86 10 5760 3000

Email: xiaolu.zhu@qunar.com

Facsimile: +86 10 5760 3530

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,517,672 Class A ordinary shares, par value US$0.001 per share, and 419,204,400 Class B ordinary shares, par value US$0.001 per share as of December 31, 2015.

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

•                  “Ctrip” refers to Ctrip.com International, Ltd. and its subsidiaries;

•                  “Ctrip Transaction” refers to the transaction between Baidu and Ctrip in October 2015 whereby Baidu sold 178,702,519 of our Class A ordinary shares and 11,450,000 of our Class B ordinary shares to Ctrip in exchange for ordinary shares of Ctrip;

•                  “Flight TSPs” refers to flight travel service providers, including flight ticket wholesalers and distributors;

•                  “merchant model program” refers to our program for pre-purchasing air tickets and hotel rooms from airlines and hotels for sale to end users;

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

•                  “our VIE” refers to Qunar.com Beijing Information Technology Company Limited, which, together with its subsidiaries, holds the licenses, approvals and key assets such as our mobile application and website that are essential for our business operations;

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

•                  “VIEs” refers to variable interest entities;

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

•                  “restricted cash”  refers to the cash collected from users and deposited in banks in connection with their payments for Flight TSPs, OTAs and other travel services providers through our mobile or website platform which cannot be used for our operations and is subject to remittance to these customers in a short period of time, and cash deposits in connection with guarantee letters and as guarantee for loans to subsidiaries;

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.                 SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of operations data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheets data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements for those years and are not included in this annual report. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share (or ADS) data)
Consolidated Statements of Operations Data:
Revenues(*):
Flight and flight related services	170,577	307,708	551,122	1,171,229	2,206,948	340,694
Accommodation reservation services	51,795	125,779	194,030	347,281	1,472,925	227,380
Display advertising services	33,334	46,670	63,503	87,894	117,945	18,208
Other services	6,721	21,568	42,267	150,351	373,394	57,642
Total revenues	262,427	501,725	850,922	1,756,755	4,171,212	643,924
Cost of revenues	(43,682)	(95,787)	(173,395)	(454,902)	(1,433,237)	(221,253)

Gross profit	218,745	405,938	677,527	1,301,853	2,737,975	422,671
Operating expenses
Product developments(1)	(83,110)	(187,266)	(319,021)	(774,511)	(2,578,528)	(398,056)
Product sourcing(1)	—	(26,947)	(67,271)	(316,903)	(785,385)	(121,243)
Sales and marketing(1)	(134,246)	(216,853)	(315,506)	(890,861)	(2,671,637)	(412,430)
General and administrative(1)	(43,135)	(50,574)	(129,209)	(399,914)	(3,388,467)	(523,089)
Online marketing expense for Baidu Zhixin Cooperation	—	—	—	(699,983)	(37,178)	(5,739)
Contract termination loss provision	—	—	—	(64,485)	—	—
Operating loss	(41,746)	(75,702)	(153,480)	(1,844,804)	(6,723,220)	(1,037,886)
Interest income (expenses), net	1,767	832	4,757	31,329	(110,233)	(17,017)
Foreign exchange (loss) gain, net	(33)	(656)	1,469	(20,739)	(64,106)	(9,896)
Other income (loss), net	6	363	1,057	4,873	(25,161)	(3,884)
Fair value change in warrant liability	—	—	—	—	(397,987)	(61,439)

Loss before income taxes	(40,006)	(75,163)	(146,197)	(1,829,341)	(7,320,707)	(1,130,122)
Income tax expense	(5,945)	(15,950)	(41,092)	(17,560)	(22,784)	(3,517)
Equity in loss of affiliated companies, net of tax	—	—	—	—	(5,840)	(902)
Net loss	(45,951)	(91,113)	(187,289)	(1,846,901)	(7,349,331)	(1,134,541)

Deemed dividend	(31,181)	—	—	—	—	—
Net loss attributable to noncontrolling interests	—	—	—	—	(6,622)	(1,022)

Net loss attributable to Qunar Cayman Islands Limited’s shareholders	(77,132)	(91,113)	(187,289)	(1,846,901)	(7,342,709)	(1,133,519)

Loss per share for ordinary shares
Basic and diluted	(0.51)	(0.32)	(0.61)	(5.26)	(19.14)	(2.95)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted	(1.53)	(0.96)	(1.83)	(15.78)	(57.42)	(8.85)
Weighted average number of ordinary shares used in computation:
Ordinary shares:
Basic	151,820,420	281,682,508	—	—	—	—
Diluted	151,820,420	281,682,508	—	—	—	—
Class A ordinary shares:
Basic	—	—	299,524,536	266,696,495	182,319,107	182,319,107
Diluted	—	—	299,524,536	266,696,495	182,319,107	182,319,107
Class B ordinary shares:
Basic	—	—	6,403,973	84,713,813	201,373,547	201,373,547
Diluted	—	—	305,928,509	351,410,308	383,692,654	383,692,654
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(5,491)	(542)	(16,873)	32,639	132,647	20,477

Comprehensive loss	(51,442)	(91,655)	(204,162)	(1,814,262)	(7,216,684)	(1,114,064)

Comprehensive loss attributable to noncontrolling interests	—	—	—	—	(6,622)	(1,022)

Comprehensive loss attributable to Qunar Cayman Islands Limited’s shareholders	(51,442)	(91,655)	(204,162)	(1,814,262)	(7,210,062)	(1,113,042)

Selected Non-GAAP Financial Data:
Adjusted net loss(2)(3)	(9,865)	(57,257)	(117,662)	(812,759)	(2,092,168)	(322,975)
Adjusted EBITDA (2)(4)	2,771	(24,010)	(51,669)	(743,151)	(1,818,697)	(280,759)
Adjusted operating loss(2)(5)	(5,660)	(41,846)	(83,853)	(810,662)	(1,903,469)	(293,845)

* Starting from January 2015, we present our revenues by primary business lines of flight and flight related services, accommodation reservation services, display advertising services and other services. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

(1) Share-based compensation expenses were allocated in the operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Product developments	13,546	15,241	20,784	59,884	1,299,625	200,628
Product sourcing	—	1,330	2,117	2,958	151,864	23,444
Sales and marketing	5,471	5,243	5,417	12,565	310,604	47,949
General and administrative	9,437	5,392	35,389	190,963	3,020,480	466,281
Total share-based compensation expenses	28,454	27,206	63,707	266,370	4,782,573	738,302

(2) See “—Non-GAAP Financial Measures.”

(3) Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, impairment loss of the long-term investments, non-cash expenses relating to free user traffic contributed by Baidu, Inc., expenses relating to Baidu Transaction, online marketing expenses for Baidu Zhixin Cooperation, fair value change in warrant liability and contract termination loss provision.

(4) Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expenses, further adjusted to exclude share-based compensation expenses, impairment loss of the long-term investments, non-cash expenses relating to free user traffic contributed by Baidu, Inc., expenses relating to Baidu Transaction, online marketing expenses for Baidu Zhixin Cooperation, fair value change in warrant liability and contract termination loss provision.

(5) Adjusted operating loss(non-GAAP), defined as operating loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., expenses relating to Baidu Transaction, online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	123,445	148,511	980,129	812,972	4,115,650	635,347
Accounts receivable, net	37,851	45,631	99,892	165,404	278,382	42,975
Funds receivable	3,347	30,838	241,122	413,084	715,365	110,433
Short-term investments	98,394	521	485,945	—	351,189	54,214
Total current assets	290,546	359,478	2,055,134	1,950,933	9,422,317	1,454,555
Property and equipment, net	25,058	32,298	45,690	149,307	232,085	35,828
Total assets	320,973	392,352	2,124,775	2,267,717	10,505,545	1,621,776
Total current liabilities	193,020	315,016	704,485	2,366,687	6,550,800	1,011,270
Total liabilities	196,158	332,610	762,348	2,438,303	9,302,177	1,436,009
Total mezzanine equity	998,666	998,666	—	—	—	—
Total shareholders’ (deficit) equity	(873,851)	(938,924)	1,362,427	(170,586)	1,203,368	185,767
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	320,973	392,352	2,124,775	2,267,717	10,505,545	1,621,776

Non-GAAP Financial Measures

To supplement our consolidated financial results presented in accordance with U.S. GAAP, we also use adjusted net loss, adjusted EBITDA and adjusted operating loss as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess our operating results without considering the impact of expenses relating to non-cash charges, including depreciation and amortization, share-based compensation expenses, impairment loss of the long-term investments, expenses relating to free user traffic contributed by Baidu, Inc., expenses relating to other one-off events including the Baidu Transaction, online marketing expenses incurred in connection with the Baidu Zhixin Cooperation, fair value change in warrant liability, and contract termination loss provision recorded as a result of the legal proceedings between eLong, Inc., or eLong, and us. Furthermore, these non-GAAP financial measures eliminate the impact of items that we do not consider to be indicative of the performance of our business.

We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact our results of operations for the period. The following table reconciles our adjusted loss, adjusted EBITDA and adjusted operating loss in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(45,951)	(91,113)	(187,289)	(1,846,901)	(7,349,331)	(1,134,541)
Add:
Share-based compensation expenses	28,454	27,206	63,707	266,370	4,782,573	738,302
Impairment loss of the long-term investments	—	—	—	—	39,425	6,086
Non-cash expenses relating to free user traffic contributed by Baidu	1,200	6,650	5,920	3,304	—	—
Expenses relating to Baidu Transaction	6,432	—	—	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	—	—	—	699,983	37,178	5,739
Fair Value change in warrant liability	—	—	—	—	397,987	61,439
Contract termination loss provision	—	—	—	64,485	—	—
Adjusted net loss	(9,865)	(57,257)	(117,662)	(812,759)	(2,092,168)	(322,975)
Add:
Income tax expense	5,945	15,950	41,092	17,560	22,784	3,517
Depreciation and amortization	6,691	16,876	22,735	52,048	112,061	17,299
Interest expense	—	421	2,166	—	138,626	21,400
Adjusted EBITDA	2,771	(24,010)	(51,669)	(743,151)	(1,818,697)	(280,759)
Operating loss	(41,746)	(75,702)	(153,480)	(1,844,804)	(6,723,220)	(1,037,886)
Add:
Share-based compensation expenses	28,454	27,206	63,707	266,370	4,782,573	738,302
Non-cash expenses relating to free user traffic contributed by Baidu	1,200	6,650	5,920	3,304	—	—
Expenses relating to Baidu Transaction	6,432	—	—	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	—	—	—	699,983	37,178	5,739
Contract termination loss provision	—	—	—	64,485	—	—
Adjusted operating loss	(5,660)	(41,846)	(83,853)	(810,662)	(1,903,469)	(293,845)

In light of the foregoing limitations for each of the non-GAAP financial measures, when assessing our operating and financial performance, you should not consider adjusted net loss, adjusted EBITDA or adjusted operating loss in isolation or as a substitute for our net loss, operating loss or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, because these non-GAAP measures may not be calculated in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. Solely for the convenience of the reader, unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 8, 2016, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve was RMB6.4628 to US$1.00.

The following table sets forth information concerning the exchange rates in RMB and U.S. dollars for the periods indicated.

	RMB per U.S. Dollar Exchange Rate
	Average(1)	High	Low	Period End
2011	6.4475	6.6364	6.2939	6.2939
2012	6.2990	6.3879	6.2221	6.2301
2013	6.1478	6.2438	6.0537	6.0537
2014	6.1620	6.2591	6.0402	6.2046
2015	6.2827	6.4896	6.1870	6.4778
October 2015	6.3505	6.3591	6.3180	6.3180
November 2015	6.3640	6.3945	6.3180	6.3883
December 2015	6.4491	6.4896	6.3883	6.4778
2016
January 2016	6.5726	6.5932	6.5219	6.5752
February 2016	6.5501	6.5795	6.5154	6.5525
March 2016	6.5027	6.5500	6.4480	6.4480
April 2016 (through April 8, 2016)	6.4720	6.4780	6.4599	6.4628

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

We have not achieved profitability. We have incurred significant losses in 2015 and may continue to incur significant losses in the future. We may not be able to achieve profitability or avoid net losses in the future. Although our revenues have grown significantly in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to become profitable depends on various factors, including our ability to control our costs and expenses which we expect will increase as we expand our business and invest more in product developments, product sourcing and sales and marketing. For example, we have significantly increased our headcount in 2015 relating to our product sourcing and product development efforts and we may incur additional sales and marketing expenses in the future as our business continuously grows.

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

Historically, we enjoyed one of the market leading positions in the travel industry in China with our unique business model as a search-based travel commerce platform.  We are currently transitioning to a mobile and online commerce travel platform which focuses on providing a one-stop solution for our users. Our efforts to execute such transition have required and will continue to require significant efforts and financial resources over an extended period of time. For example, our product development and product sourcing headcount has increased significantly from 2014 to 2015 as a result of our focus on the development of our mobile platform and hotel direct business. While we believe our expertise and investments in technology and our efforts to allocate dedicated personnel in product development and product sourcing provides us with a strong foundation to compete effectively, it is uncertain whether our transition can be successfully implemented or generate the level of revenue we expect. Any execution risks relating to our transition may slow down our growth and could have a material adverse effect on our business, results of operations and financial condition

Our growth may slow down and we may not be able to manage our future growth effectively.

We have experienced rapid revenue growth since the commencement of our operations. Our total annual revenues grew by 106.5%, from RMB850.9 million in 2013 to RMB1,756.8 million in 2014 and by 137.4%, to RMB4,171.2 million (US$643.9 million), in 2015. Our active web and mobile users increased from 58.1 million in 2013 to 71.9 million in 2014 to 90.2 million in 2015. While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain users, decreased customer spending, increased competition, slowing growth of the overall online travel market, the emergence of alternative business models, changes in government policies or general economic conditions. As the size of our user base continues to increase, we anticipate that the growth rate of our user base may decline over time. We may also lose users for other reasons, such as failure to deliver satisfactory search results or transaction experiences or high quality services. In addition, even if our user base continues to grow, there can be no assurance that our revenues will grow at the same rate or at all. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected.

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

Our non-compete agreements with Baidu in connection with the Baidu Transaction and the Zhixin Cooperation Agreement have expired as a result of the Ctrip Transaction in October 2015.  As a result, should Baidu decide to enter into the same business as ours, our competitive landscape may change and we may face increased competition.

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

We announced the appointment of our new chief executive officer, Mr. Zhenyu Chen, our new chief operating officer, Mr. Qiang Zhang, and our new chief financial officer, Mr. Xiaolu Zhu, in January 2016 and the departure of our former chief executive officer and co-founder, Mr. Chenchao (CC) Zhuang, and our former chief financial officer, Ms. Yilu Zhao. While we have taken measures to stabilize our workforce and to continue to properly incentivize our employees, these management changes may result in a degree of disruption to our business.  Our success heavily depends upon the continued services of our senior management team and our business may be disrupted by any further management changes. If one or more of our current senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior executive officers joins a competitor or forms a competing business, we may lose users, travel service providers, know-how and key professionals and staff members. Each of our senior executive officers has entered into an employment agreement with us. However, if any dispute arises between our senior executive officers and us, we may incur substantial costs and expenses enforcing such agreements in China or we may be unable to enforce them at all.

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

We may be unable to establish, maintain and deepen relationships with our suppliers and customers.

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

With respect to our air ticket information, we currently have supplier relationships with most major domestic airlines in China and certain international airlines operating flights from and to China. However, these airlines may decide not to continue our relationship, or enter into similar arrangements or other relationship with our competitors, which may offer better terms than we do. For example, in January 2016, some domestic airlines suspended their cooperation with us and withdrew their branded sales portals from our website. If we lose any of our airline suppliers, we would be unable to continue to display travel data from such airlines, which would reduce the breadth of our query results. The number of users using our services could decline, making us unattractive to our users and resulting in a loss of revenues and a decline in our operating results.

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

As part of our growth strategy, we intend to develop and offer new services to satisfy the evolving needs of our users and customers. In 2011 and 2012, we launched travel group-buying services and new hotel promotion services, such as “last-minute sale” promotion. In 2013, we launched New Destination services for mobile users. We also launched designated car services for pickup and drop off to and from airports, train stations and tourist attraction sites as well as other travel-related ground transportation services covering over 360 cities in China as of December 31, 2015.

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

We may suffer losses if we are unable to correctly predict the amount of inventory we will need to purchase during the peak holiday seasons.

Starting from the fourth quarter of 2014, we began to establish limited merchant business relationships with selected travel service suppliers, particularly for our travel products such as hotels and air tickets in popular destinations and during peak seasons, in order to secure adequate supplies for our users. In such merchant business relationships, we purchase travel products before selling them to our customers and thereby incur inventory risk for any such bookings that remain unsold. If we are unable to correctly predict demand for travel products that we are committed to purchase, we would be responsible for covering the cost of the travel products we are unable to sell, and our financial condition and results of operations would be adversely affected.

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

China’s size and population, imbalanced economic development and differences in consumer behavior across the country have created a highly complex, fragmented and diverse travel market. According to the China National Tourism Administration, there were 26,054, 26,650 and 27,621 travel agencies in China in 2013, 2014 and 2015, respectively. A majority of travel agencies tend to be unaffiliated and small, local office operations. Users must work with a large number of small, independent travel service providers either directly or through a network of OTAs, both of which can be difficult to manage. Such a fragmented travel market has caused difficulties for travelers to obtain comprehensive travel information while creating opportunities and value for our business model as a consolidator of travel information from those travel service providers. If, however, travel service providers start to form alliances, or merge or consolidate among themselves, there will be fewer but larger travel service providers, which would make comprehensive travel information more readily available to users. If that happens, our business model may lose its value, and our business prospects, financial condition and results of operations may be adversely affected.

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

In 2009, Guangzhou Qu Na Information Technology Co., Ltd., or Guangzhou Qu Na, an unaffiliated third party, launched and operated “quna.com”, a “copycat” of our website “qunar.com”. In April 2011, we filed a lawsuit against Guangzhou Qu Na over its unfair competition with the Guangzhou Intermediate People’s Court. In June 2013, Guangzhou Intermediate People’s Court issued a judgment largely in our favor, ordering Guangzhou Qu Na to cease using “,” “,” “,” and “quna.com” as its service marks, and cease using and transfer to us the domain names of “quna.com,” “123quna.com,” and “mquna.com.” Guangzhou Qu Na and we each filed an appeal against each other with the Guangdong Higher People’s Court on this judgment. In April 2014, Guangdong Higher People’s Court issued a final judgment which partially overturned the original verdict by ruling that Guangzhou Qu Na may continue to hold and use the domain names of “quna.com”, “123quna.com” and “mquna.com” as long as it ceases using “,” “,” “,” and “quna.com” as its service marks. While we intend to vigorously pursue our legal rights in PRC courts, we may not be able to obtain or enforce favorable rulings in China in a satisfactory manner. “Copycat” mobile applications and websites may misappropriate, dilute, or damage our brand and the functionality of our mobile applications and website and misdirect user traffic from our mobile applications or website, which could adversely affect the growth of our user base. In addition, any measures that we may take to protect our right may require us to expend significant financial or other resources and may divert management attention. Any of these factors may have material adverse effect on our business.

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

We may become the target of antitrust and unfair competition claims, which may result in our being subject to fines as well as constraints on our business

As one of the leading mobile and online commerce platforms for the travel industry in China, we may receive close scrutiny from government agencies under PRC antitrust laws, which also provide private rights of action for competitors or users to bring antitrust claims against us. If we do not prevail in any antitrust lawsuits or administrative proceedings initiated against us by private parties or government agencies, we may face confiscation of unlawful gains, heavy fines and various constraints on our business. These constraints may include forced termination of any agreements or arrangements that are determined as in violation of antitrust laws, compulsory disposal of relevant business and limitation on certain operation practices, which may limit our ability to continue to innovate, diminish the appeal of our services and increase our business operation costs. Such constraints may enable our competitors to develop websites, products and services that mimic the functionality of ours, which could result in decreased popularity of our platforms among users. Consequently, our business, financial condition and results of operations may be materially and adversely affected.

As a result of the Ctrip Transaction, Ctrip, one of our competitors, is able to direct to a large extent the outcome of any corporate transaction or other matter submitted to our shareholders for approval.  Under the PRC Anti-Monopoly Law, companies undertaking acquisitions or investments in a business must notify the Ministry of Commerce, or MOFCOM, in advance of any transaction where the parties’ revenues in the China and global markets exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors MOFCOM considers in determining “control” or “decisive influence,” and, depending on certain criteria, MOFCOM will conduct an anti-monopoly review of all transactions of which it is notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC Anti-Monopoly Law, there is no assurance that Ctrip Transaction would not require a filing for merger review under the PRC Anti-Monopoly Law. If the Ctrip Transaction is found to have violated the PRC Anti-Monopoly Law by not filing a notification of concentration and request for review, the Ctrip Transaction might be subject to constraints, include forced termination of any agreements or arrangements that are determined to be in violation of anti-monopoly laws, required divestitures and limitations on certain business practices.

Further, if any of our business cooperation arrangements with Ctrip are determined to have violated the PRC Anti-Monopoly Law, we could be subject to sanctions including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenue from the previous year.

Our corporate actions are substantially controlled by our principal shareholders, including Ctrip, who will be able to direct to a large extent the outcome of a large number of shareholder actions in our company.

Based on the Schedule 13D filed by Ctrip with the Securities and Exchange Commission, or the SEC, on November 5, 2015, Ctrip held 43.8% of our total outstanding ordinary shares as of March 31, 2016, representing approximately 42.3% of our total voting power. Accordingly, Ctrip is able to direct to a large extent the outcome of major corporate actions that are subject to shareholder approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

Ctrip’s voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price.

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

We may have conflicts of interest with Ctrip and, because of Ctrip’s ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.

Conflicts of interest may arise between Ctrip and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

Allocation of business opportunities. Business opportunities may arise that both we and Ctrip find attractive, and which would complement or expand our respective businesses. Ctrip may decide to take the opportunities itself, which could prevent us from taking advantage of the opportunity ourselves.

Developing business relationships with Ctrip’s competitors. So long as Ctrip remains as our largest shareholder, we may be limited in our ability to do business with its competitors, such as other consolidators of hotel accommodations and flight reservation services or traditional travel agencies in China. This may limit the effectiveness of our business and not be in the best interests of our company and our other shareholders.

Employee share exchange program.  Ctrip has agreed to issue approximately 5.1 million ordinary shares to certain special purpose vehicles for the benefit of Qunar employees who agree to exchange their Qunar securities for Ctrip shares.  The employee share exchange program became effective on December 14, 2015 and, as of March 31, 2016, Ctrip ADSs representing approximately 4.1 million Ctrip ordinary shares have been received by Qunar employees as part of this exchange program.  Our employees’ shareholdings in Ctrip may create a conflict of interest to the extent such shareholdings align our employees’ interests more closely with Ctrip instead of us.

Our business is sensitive to general economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The rate of economic growth in the PRC has been experiencing a significant slowdown. Although the PRC government has implemented a number of measures to address the slowdown, these measures may not be successful. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. Since we derive, and expect to continue to derive, our revenues almost entirely from China, and both the leisure travel market and the advertising industry tend to be cyclical and are particularly sensitive to overall economic conditions, our business and prospects may be affected by economic conditions in China.

In addition, economic conditions in China are sensitive to global economic conditions. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 has been uneven and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s.

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

Our business could be materially and adversely affected by natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, or the outbreak of avian influenza (including H5N1, H7N9 and H9N2 subtypes), severe acute respiratory syndrome, or SARS, or another epidemics. In recent years, the Zika virus broke out in Brazil and other parts of the Americas, and the Ebola virus disease broke out in West Africa, with a number of people having died of or been diagnosed with the disease in other parts of the world such as the United States and Europe. Any of such occurrences could cause severe disruption to normal leisure travel patterns and levels and hence reduce users’ travel interest and their needs for our services. Our operations could also be severely disrupted if our travel service providers or advertisers were affected by such natural disasters or health epidemics. The leisure travel industry is also sensitive to other events beyond our control, such as worker shortages, work stoppages or labor unrest at any of the major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and terrorist attacks, any of which could have an impact on our business, financial condition and results of operations.

Our business could be negatively affected by changes in general search engine algorithms and dynamics or termination of traffic-generating arrangements.

Since the third quarter of 2009, we have made significant use of internet search engines, principally through participation in search engine optimization and the purchase of travel-related keywords, to generate traffic to our platforms. Approximately 41% of our web user traffic in 2015 resulted from searches initially entered on general search engine websites, primarily the search service of Baidu. Search engines, such as Baidu and Google, frequently update and change the logic that determines the placement and ordering of results of a user’s search, which may reduce the effectiveness of the keywords we have purchased. If a major search engine, such as Baidu and Google, changes its algorithms in a manner that negatively affects the search engine ranking of our platforms, or changes its pricing, operating or competitive dynamics to our disadvantage, our business, results of operations and financial condition could be adversely affected.

We also enter into commercial traffic-generating arrangements with various service providers such as Baidu, Google and Tencent. Approximately 64% of our web user traffic in 2015 was from paid traffic-generating services. Any loss or impairment of one or more of our traffic-generating services or arrangements, especially the ones we have with Baidu, could significantly reduce our user traffic and have a material and adverse impact on our operating results.

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

We issued convertible notes in the aggregate amount of US$500 million in June 2015 that bear interest at a rate of 2.0% per annum from the issuance date, payable semiannually on June 17 and December 17 of each year. The notes have a maturity date of June 17, 2021, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Each of the initial noteholders have irrevocably waived and relinquished its right to convert the convertible notes held by it and, in January 2016, all of the convertible notes were sold, free of conversion rights, to Ctrip. Ctrip, as the holder of the convertible notes, may require us to repurchase the notes held by it at 100% of the principal amount, plus any accrued and unpaid interest, upon the occurrence of a fundamental change, as defined in the indenture for the notes, include a change in control of our company. The convertible notes will become due and payable in full upon the occurrence of any event of default as defined in the indenture for the notes. If we are required to repurchase the convertible notes prior to their maturity date, we would lose a significant financing source and we may not be able to replace it promptly, or on similar terms, or at all, and our business and result of operations may be adversely affected.

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

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM solicited comments on this draft in 2015, but no new draft has been published since then. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” separately issued by the State Council, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Arrangements With Our Consolidated Variable Interest Entity and Its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Based on the Schedule 13D filed by Ctrip with the SEC on November 5, 2015, Ctrip held 43.8% of our total outstanding ordinary shares as of March 31, 2016, representing approximately 42.3% of our total voting power. Therefore, whether we will be considered as ultimately controlled by Chinese parties will rely in large part on whether Ctrip will be considered as ultimately controlled by Chinese parties. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. The provision of internet content services (except for e-commerce), is subject to the foreign investment restrictions or prohibitions set forth in the “negative list” issued. If the enacted version of the Foreign Investment Law mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content services. Specifically, foreign ownership in an internet content provider or other value-added telecommunications service provider may not exceed 50%. We are a Cayman Islands corporation and a foreign person under Chinese laws. Due to the foreign ownership restrictions on these businesses, we conduct part of our business through contractual arrangements with our VIE in which we do not own any equity interests. Our VIE and its subsidiaries hold the licenses, approvals and key assets such as our mobile platform and website that are essential for our business operations.

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

If we and our VIE and its subsidiaries are found to be in violation of any existing or future Chinese laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of our VIE and its subsidiaries, revoking our business licenses or the business licenses of our VIE and its subsidiaries, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our VIE and its subsidiaries to discontinue all or any portion of our internet content provision business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

Since PRC law limits foreign equity ownership in internet and other related business in China, we operate our internet and other related businesses through our VIE and its subsidiaries. We have no equity ownership interest in our VIE or its subsidiaries and rely on contractual arrangements with our VIE to control and operate such businesses. Such contractual arrangements include (i) a restated exclusive technical consulting and services agreement which will continue to be in effect until terminated by the WFOE, (ii) a loan agreement which shall continue indefinitely until such time as (a) our VIE’s shareholders receive a repayment notice from the WFOE and fully repay the loans, or (b) an event of default (as defined therein) occurs unless the WFOE sends a notice indicating otherwise within 15 calendar days after it is aware of such event, (iii) an equity option agreement which will remain effective with respect to each of our VIE’s shareholders until all of his or her equity interest has been transferred or we terminate the agreement unilaterally with 30 days’ prior written notice, (iv) an equity interest pledge agreement which became effective upon registration and will expire when all obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement have been satisfied, or the pledgor completes a transfer of equity interest pursuant to the aforementioned equity option agreement so that he or she no longer holds any equity interest in our VIE, and (v) powers of attorney which will remain in full force and effect until either of our VIE’s shareholders, as the case may be, no longer holds any equity interest in our VIE. Most of the contractual arrangements are effective until we or the WFOE, in our sole discretion, terminate such contractual arrangement or exercises the rights granted thereunder. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our Consolidated Variable Interest Entity and Its Shareholders” for more details about such contractual arrangements.

These contractual arrangements may not be as effective in providing control over our VIE and its subsidiaries as direct ownership. For example, our VIE may fail to take actions required for our operations or fail to maintain our mobile platform or website despite its contractual obligation to do so. In addition, we cannot assure you our VIE’s shareholders would always act in our best interests.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business and financial condition.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may incur substantial costs and expend substantial resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our VIE were to refuse to transfer their equity interest in such VIE to us or our designee when we exercise the equity option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we might have to take legal action to compel them to perform their respective contractual obligations.

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

Two individuals are the shareholders of our VIE and hold 100% of our VIE’s equity interest. These individuals do not have any employment contract with us, nor do they owe any legal duty to us other than their contractual obligations under the agreements they have entered into in connection with our VIE. We cannot assure you that these individuals will act in our interest should a conflict of interest arise between us and our VIE or Ctrip or that such conflict of interest will be resolved in our favor. If we cannot resolve the conflicts of interest, we would have to resort to legal proceedings, which could result in disruption of our business.

In addition, the shareholders of our VIE may breach or cause our VIE to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our affiliated PRC entities and receive economic benefits from them. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and Cayman Islands laws in respect of any conflict relating to corporate governance.

We may lose the ability to use and enjoy assets held by our VIE or its subsidiaries if our VIE or its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE and its subsidiaries hold assets that are important to our business operations. Our contractual arrangements with our VIE contain terms that specifically obligate the shareholders of our VIE to ensure the valid existence of the VIE and that the VIE may not be voluntarily liquidated. However, in the event the shareholders breach this obligation and voluntarily liquidate the VIE or cause the VIE to liquidate any of its subsidiaries, or the VIE or any of its subsidiaries declares bankruptcy, and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIE or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our affiliated PRC entities may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements between our WFOE and our VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could require that our VIE adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by: (i) increasing our VIE’ tax expenses without reducing the WFOE’s tax expenses, which could subject our VIE to late payment fees and other penalties for under-payment of taxes; and/or (ii) resulting in our WFOE’s loss of its preferential tax treatment. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated PRC entities for underpaid taxes. Our results of operations may be adversely affected if our affiliated PRC entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

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

Under PRC law, insurance agency activities are categorized into “principal business” or “sideline business” and the operation of both is subject to obtaining approval from the relevant authorities. Insurance agencies engaged in internet insurance activities are required to fulfill certain criteria mainly relating to registered capital thresholds, the possession of a value-added telecommunications business related permit and a filing with the China Insurance Regulatory Commission, or the CIRC. See “Item 4.B. Business Overview—Government Regulations—Regulations on Sideline Insurance Agency.” Although our VIE has obtained a Sideline Insurance Agency license, the applicability of the regulations relating to internet insurance with regard to sideline insurance agencies is unclear and, so far, no official interpretations have been issued with respect to this matter. We have yet to complete the filing with the CIRC in accordance with the CIRC rules. If any official interpretations as to their applicability to sideline insurance agencies are issued, we intend to complete such a filing with the CIRC as failure to do so could result in our being subject to penalties imposed by the CIRC, including the imposition of fines and the revocation of our VIE’s Sideline Insurance Agency license.

Furthermore, under PRC law, a company that sets up a branch to conduct business in a location outside its registered address must register with the local administration for industry and commerce, or local AIC, while a liaison office, which is typically for liaison purpose without direct business operation, is generally not required to register, although local AICs may have different practices. Our WFOE currently has 187 offices outside its registered address, which are solely responsible for market promotion and not sales or operations. Only two of their offices have been registered. If the relevant local AIC deems that any of our liaison offices is actually a branch and thus subject to such registration requirements, we may be subject to penalties for failing to register such entity. These penalties may include fines and disgorgement of gains or revocation of business license of our WFOE, although we believe that, as a matter of practice, the authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violations of the requirements, or that these penalties would not substantially inhibit our ability to operate our business.

If the PRC government were to classify pay-for-performance, or P4P services, as a form of online advertising or as part of internet content services, the P4P and other related services conducted by our WFOE may require an ICP license or other licenses, our effective tax rate may increase and we may be subject to sanctions, be required to pay delinquent taxes and become subject to additional obligations to examine the content of our platforms.

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

In addition, under the PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules, distributions of earnings generated by our WFOE after January 1, 2008 and paid to the WFOE’s immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax (unless the PRC tax authorities determine that our Hong Kong subsidiary is a PRC resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced from 10% to 5%. In August 2015, the State Administration of Taxation, or the SAT, promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities. The immediate holding company of our PRC subsidiary is Queen’s Road Travel Information Limited, a company incorporated in Hong Kong. Pursuant to the abovementioned laws and regulations, dividends paid by our WFOE to Queen’s Road Travel Information Limited may be subject to 5% withholding tax if certain conditions and requirements are satisfied.

In October 2009, the SAT issued a Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises or individuals that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” refer to individuals, enterprises or other organizations that are normally engaged in substantive operations. These rules also set forth certain restrictions on a person’s qualification as a “beneficial owner.” Specifically, the Circular expressly excludes a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from the definition of a “beneficial owner.” As a result, although our WFOE is currently wholly owned by our Hong Kong subsidiary, we may not be able to enjoy the 5% withholding tax rate under the tax treaty with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary, because our Hong Kong subsidiary may not qualify as a beneficial owner of the dividends paid by our PRC subsidiary.

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

On April 22, 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC. Under Circular 82, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises that are registered outside the PRC and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect the SAT’s criteria for determining the tax residence of foreign enterprises in general. We currently do not believe that we are or our Hong Kong subsidiary is a PRC resident enterprise, because we do not believe that we or our Hong Kong subsidiary meet all of the conditions above. If the PRC tax authorities were to disagree with our position, we or our Hong Kong subsidiary may be subject to PRC enterprise income tax reporting obligations and to 25% PRC enterprise income tax on our global taxable income, except for our income from dividends received from our WFOE, which may be exempt from PRC tax. If we are treated as a PRC resident enterprise, the 25% PRC income tax on our global taxable income could affect our ability to satisfy any cash requirements we may have.

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

There are substantial uncertainties with respect to the enactment, final content, interpretation and implementation of the Draft Cyber Security Law and how it may impact our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress of China issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard sovereignty, security and development interests of cyberspace in the state, and the state shall establish a national security review and supervision system to review including foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of China.

On July 6, 2015, the Standing Committee of the National People’s Congress of China released the Draft Cyber Security Law to solicit public comments.  Once adopted, this will be the first Chinese law that focuses exclusively on cyber security. The Draft Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of PRC’s “key information infrastructure facilities,” and includes the integration of national security examinations under certain circumstances. “Key information infrastructure facilities” includes networks and systems owned or managed by network service providers with a significant number of users. The Draft Cyber Security Law provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate person(s) responsible for security management. Additionally, these operators must conduct background checks on the person(s) responsible for security management and on personnel in critical positions. It further provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments and the national security examination process under the National Security Law will be triggered. The operators of key information infrastructure facilities must store important data collected and generated, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Draft Cyber Security Law also sets increasingly more stringent requirements for network operators. The Draft Cyber Security Law establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers. When these operators notice a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures necessary to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The Draft Cyber Security Law empowers certain legal authorities to take measures to cut off any transmission(s) of prohibited information on communication networks. Upon finding prohibited information, those authorities will require that the network operators stop the transmission and take the necessary measures to remove any prohibited content. Where the above prohibited information comes from outside the territory of China, these authorities may request that all related institutions to take necessary measures to stop the flow of prohibited information.

There are substantial uncertainties with respect to the enactment timetable, final content, interpretation and implementation of the Draft Cyber Security Law. The Draft Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

SAT Notice 7 is relatively new and there are still uncertainties as to its interpretation and implementation. It brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Further, the PRC tax authorities have discretion under SAT Circular 698 and SAT Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We have conducted and may conduct acquisitions involving corporate structures and historically our shares were transferred by certain former shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

China passed the EIT Law and its implementation rules, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous laws and regulations. The EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. Our WFOE and VIE were recognized by the relevant authorities as “high and new technology enterprises,” or HNTEs, on December 14, 2009 and were reaffirmed as such pursuant to a three-year review on October 30, 2012 and July21, 2015, and therefore remain eligible for the reduced 15% corporate income tax rate upon their filing with the relevant tax authorities. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. In order to maintain this qualification and the preferential tax rate, our WFOE and VIE must submit a review application to the Beijing Municipal Science and Technology Commission before July 21, 2018. If either our WFOE or our VIE fails to maintain its “high and new technology enterprise” qualifications or renew these qualifications when the relevant term expires, its applicable corporate income tax rate would increase to 25%, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

The PRC government’s pilot plan to replace the business tax with a VAT may require us to pay more taxes.

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax or the VAT pilot plan. Pursuant to this VAT pilot plan and relevant notices issued by the Beijing Municipal Office of SAT, from September 1, 2012, a VAT is imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in Beijing. Under the VAT pilot plan, a VAT rate of 6% applies to certain modern service industries. Our WFOE and most of our affiliated PRC entities are located in Beijing and, since this pilot plan applies to our businesses, we are subject to a VAT rate of 6%, subject to certain offset by the VAT we pay in connection with the purchases from our suppliers. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Notice on Comprehensive Implementation of the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax, or the Notice. Pursuant to the Notice, the VAT reforms will be implemented comprehensively across the country and extended to the construction, real estate, financial and consumer services industries from May 1, 2016. The 6% VAT rate is higher than the business tax rate that previously applied to us and may have a negative effect on our financial condition and results of operations.

With respect to display advertising services, we regularly provide such services at a discount to our standard rates, a standard industry practice in the PRC. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the advertisement contract. The VAT pilot plan created uncertainties as to whether these free elements should constitute deemed taxable services and therefore should not be treated as discounts to the overall contract arrangements and should be subject to VAT based on the standard rates of services. We currently do not treat such free elements as giving rise to deemed taxable services for VAT purposes. The rules related to the VAT pilot plan are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The estimated amount for this contingency up to December 31, 2015 was RMB7.2 million (US$1.1 million).

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our WFOE.

We may transfer funds to our WFOE or finance our WFOE by means of shareholder loans or capital contributions. Any loans to our WFOE, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our WFOE shall be approved by the MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our WFOE in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

SAFE promulgated the Circular on Issues concerning Straightening the Administration of Foreign Exchange Businesses, or SAFE Circular 59, on November 9, 2010, which requires the local SAFE branch and banks to closely examine the authenticity of the settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Circular 19 adopts a concept of “discretionary conversion”, which is defined as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under Circular 19. However, use of any Renminbi funds converted from its registered capital shall be based on true transaction. In addition, equity investments using converted registered capital are no longer prohibited under Circular 19.  Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIE. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange.”

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and substantially all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our subsidiaries in China after they receive payments from our VIE under various service and other contractual arrangements. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

We and our PRC resident employees who participate in our share incentive plans, which we adopted in 2007 and 2015, have been subject to these regulations since our company became publicly listed in the United States in November 2013. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Employee Stock Options Plans.”

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. From June 2010 to January 2014, the RMB has appreciated against the U.S. dollar from approximately RMB6.82 per U.S. dollar to RMB6.05 per U.S. dollar, reaching a new historical height, followed by the RMB depreciating against the U.S. dollar to RMB6.48 per U.S. dollar on December 31, 2015.

Our revenues and costs are mostly denominated in RMB and a significant portion of our financial assets are also denominated in RMB. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially and adversely affect any dividends payable on our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the New M&A Rules, Anti-Monopoly Law of the PRC and the Rules of MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, or the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The MOFCOM Security Review Rules are formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the MOFCOM on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises that have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008, as amended on December 28, 2012 and effective as of July 1, 2013. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the PRC Labor Contract Law. For example, regulations require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any untaken annual leave days at a rate of three times their daily salary, subject to certain exceptions. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. According to the PRC Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As a result of these regulations designed to enhance labor protection, we expect our labor costs to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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

The daily closing trading prices of our ADSs ranged from US$27.10 to US$54.78 in 2015. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet companies, may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading price of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices, business practice, fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Volatility in global capital markets, as was experienced during the recent global financial crisis and the ongoing European debt crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

•                  announcements by us or our competitors of material acquisitions, corporate transactions, strategic partnerships, joint ventures or capital commitments;

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

Sales of substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional shares. Such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of March 31, 2016, we had an aggregate of 434,347,172 ordinary shares issued and outstanding. All our ordinary shares represented by ADSs were freely transferable by persons other than our directors, executive officers and other affiliates (as that term is defined in the Securities Act) without restriction or additional registration under the Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our dual-class share structure with different voting rights give holders of our Class A ordinary shares a disproportionate influence in corporate matters that are put to a shareholder vote, including any potential significant corporate transactions that holders of our Class B ordinary shares and the ADSs may view as beneficial.

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

As of March 31, 2016 our existing Class A ordinary shareholders collectively own approximately 4.9% of the total voting power represented by our outstanding ordinary shares.  The disparate voting powers attached to these two classes of ordinary shares give holders of our Class A ordinary shares a disproportionate influence in corporate matters that are put to a shareholder vote, including significant corporate transactions such as any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

We have granted, and may continue to grant, employee share options, restricted shares and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted our 2007 share incentive plan in November 2007, as most recently amended and restated in February 2015, and our 2015 share incentive plan in November 2015.  We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of March 31, 2016, options to purchase a total of 17,793,165 Class B ordinary shares were outstanding under our share incentive plans. For the years ended December 31, 2013, 2014 and 2015, we recorded RMB63.7 million, RMB 266.4 million and RMB 4,782.6 million (US$738.3 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations. See Note 2 of the Notes to the Consolidated Financial Statements for the years ended December 31, 2013, 2014 and 2015 included in this annual report for a more detailed presentation of accounting for our share-based compensation plan.

We rely on the foreign private issuer exemption from certain corporate governance requirements under the NASDAQ Stock Market Rules.

As a foreign private issuer whose ADSs are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under the NASDAQ Stock Market Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NASDAQ Stock Market Rules with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. We follow in certain cases our home country practices and rely on certain exemptions provided by the NASDAQ Stock Market Rules to foreign private issuers, including, among others, exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors comprised of a majority of independent directors, exemptions from the requirements that an issuer’s nominating and corporate governance committee and compensation committee, each of which should comprised solely of independent directors, and exemptions from the requirement that share incentive plans be approved by shareholders. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 16G. Corporate Governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Rules. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. Specifically, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (which includes cash).

As discussed in “Taxation—U.S. Federal Income Tax Considerations,” we do not believe we were a PFIC for our 2015 taxable year. However, the determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (1) the market price of the ADSs, which is likely to fluctuate and (2) the composition of our income and assets from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year.

If we were a PFIC for any taxable year during which a U.S. person held an ADS or a Class B ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person, such as ineligibility for reduced tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and Treasury regulations. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ON THE COMPANY

A.                 HISTORY AND DEVELOPMENT OF THE COMPANY

Mr. Frederick Demopoulos, Mr. Chenchao (CC) Zhuang and Mr. Douglas Khoo launched www.qunar.com, which was then registered under Mr. Zhuang’s personal name, in May 2005 to provide online travel search services. In March 2006, our VIE was established in the PRC and commenced operations of online travel search business. In July 2006, Qunar Cayman Islands Limited, or Qunar Cayman, was incorporated in the Cayman Islands.

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

PRC laws, regulations and rules currently restrict foreign-invested entities engaging in the operation of internet-related businesses in China. To comply with PRC laws, regulations and rules, we operate our Qunar.com website through our VIE. In October 2006, through the WFOE, we entered into certain contractual arrangements with our VIE and its shareholders through which we obtained effective control over the operations of our VIE.

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

In July 2011, we entered into an agreement with Baidu Holdings Limited, a wholly-owned subsidiary and the investment vehicle of Baidu, Inc., a Cayman Islands company listed on the NASDAQ Global Select Market. Pursuant to the agreement, Baidu paid US$306 million to acquire 181,402,116 of our ordinary shares and became our majority shareholder. We continued to operate independently after the transaction. In connection with the Baidu Transaction, we and Baidu also entered into a series of agreements regarding the share conversion and restructuring of arrangements for our VIE, our business cooperation with Baidu, as well as Baidu’s rights as our shareholder.

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

In June 2015, we offered 6,842,106 ADSs through a public offering, representing 20,526,318 Class B ordinary shares. We also issued 2.0% senior unsecured convertible notes in the aggregate amount of US$500 million with a conversion price of $55 per ADS in June 2015.

In October 2015, Baidu sold 178,702,519 of our Class A ordinary shares and 11,450,000 of our Class B ordinary shares to Ctrip in exchange for 11,488,381 ordinary shares of Ctrip.

In January 2016, the initial holders of our convertible notes irrevocably waived and relinquished their rights to convert the convertible notes held by them and transferred all of the convertible notes held by them, free of conversion rights, to Ctrip.

Our principal executive offices are located at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5760 3000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

B.            BUSINESS OVERVIEW

Overview

We are evolving the way people travel in a world increasingly enabled by technology. Qunar means “where to go” in Mandarin Chinese. As one of the leading mobile and online commerce platform for travel in China, we are committed to building a travel ecosystem serving the entire travel industry value chain.

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

Our robust mobile platform enables us to offer an uniquely positive user experience in the travel industry. We have been at the forefront of the mobile shift in the industry and we have observed that mobile users stay active with us for a long period of time. The longer they stay with us, the more frequently they complete transactions on our platform. The behaviors of our mobile users, especially in the mobile era where users prefer to have all transactions completed through one single mobile application, has enabled us to cross-sell many different categories of our travel products. This engaged and loyal mobile user base, combined with our ability to continuously expand our product offerings has enabled us to attract even more active users, increase user engagement and further enhance a virtuous network effect. In 2015, mobile contributed 71% of our total revenue, 51% of our flights tickets sold and 83% of our hotel room nights stayed. These percentage metrics have also been consistently increasing quarter over quarter in 2015.

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

•                  SaaS.  Launched in 2010, our SaaS system provides an online presence for over 360,000 travel service providers. Our SaaS system provides us direct access to large volumes of travel product data and enables transaction processing within our platform.  The early implementation of our SaaS system has allowed us to transition into the mobile age smoothly by providing the data infrastructure to complete transactions entirely within our own platform and avoiding the technical difficulties of redirecting our users out of our mobile applications to third-party applications or mobile websites.

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

For our customers, we provide the infrastructure for them to offer travel products and services to Chinese travelers either directly on our platform or through our search results. Our customers include Flight TSPs, airlines, independent hotels, OTAs, insurance service providers and others. With our SaaS system, we help to improve the operating efficiency of the travel industry in China.  The access to travel product data on our SaaS system enhances the quality of our search results and attracts more users to our platform, thereby benefiting our customers.

For our users, we offer them an open platform for flight tickets and other travel products, which is integrated with third-party travel service providers along the distribution chain. We also operate a direct hotel network, which was one of the largest in China as of December 31, 2015, focused on all segments of the hotel industry.  Our direct hotel network covered over 350,000 hotels at the end of 2015. We also offer a large selection of over 1,000,000 vacation packages from more than 7,000 suppliers, as of the end of 2015.  By integrating this vast array of travel products into our platform, we are able to offer a comprehensive selection of relevant travel products and a convenient means to complete desired transactions to enhance user experience. Our ability to offer a wide array of products for each of our business lines and within each product category has helped us build a large and active user base and in turn successfully created a vibrant online travel community.

For the fiscal year ended December 31, 2015, our total revenue grew 137.4% year over year. Our revenues were RMB850.9 million, RMB1,756.8 million and RMB4,171.2 million (US$643.9 million) in 2013, 2014 and 2015, respectively. We recorded net losses attributable to Qunar Cayman Islands Limited’s shareholders of RMB187.3 million, RMB1,846.9 million and RMB7,342.7 million (US$1,133.5 million) in 2013, 2014 and 2015, respectively. Excluding certain items such as contract termination loss provision resulted from a one-off event, and non-cash charges, including share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu and online marketing expenses incurred in connection with the Baidu Zhixin Cooperation whose impact we do not consider indicative of the performance of our business, our adjusted net losses were RMB117.7 million, RMB812.8 million and RMB2,092.2 million (US$323.0 million) and adjusted operating losses were RMB83.9 million, RMB810.7 million and RMB1,903.5 million (US$293.8 million) in 2013, 2014 and 2015, respectively.

Our Business Lines

Our main lines of business include flight tickets, hotels, vacation packages and attraction tickets. We also offer display advertising, train tickets, car services, tour guides and other services.

Our ability to offer travel products across multiple verticals and to satisfy users’ strong preference to complete multiple transactions within a single mobile application is essential to our success and had enabled us to achieve user loyalty and stickiness, which in turn attracts more customers. The competitive take rates we charge our customers across these multiple verticals enable us to offer our users travel products with attractive prices.

Flight tickets

Leveraging our proprietary technologies and an open platform, we present our users who shop for flight tickets with comprehensive, accurate, and real-time schedule, pricing and availability information from a great number of Flight TSPs on one centralized, highly interactive user interface on our mobile application and website. Our proprietary flight platform makes the flight ticket information we display to the user more transparent, accurate and up-to-date. Once a user enters an itinerary, our search technology quickly displays price and availability information of matching flights based on information retrieved from GDS providers, various airlines and OTAs. Users can then click a particular result and either complete the flight ticket purchase transaction directly on our platform or be redirected to a Flight TSP’s website for further actions.

Our system provides instant confirmation of booking, rescheduling and cancellation for a majority of our flight ticket transactions. We also offer unified payment processing, itinerary printing and other ancillary services to improve our user experience.

International flight tickets sales volume through our platform also grew significantly in 2015, with a year-over-year increase of around 100% in transaction volume. For the year of 2015, our total flight ticket volume (including both international and domestic flights) grew 45% compared to 2014.

Our total transportation ticket volume, which includes flight tickets, train and bus tickets and other ground transportation, increased by around 76% year-over-year in 2015.

Hotels

China’s hotel industry is highly fragmented with over 400,000 hotels across China. Other than a few high-end hotel groups and budget hotel chains, the majority of China’s mass market hotels as well as 4- and 5- star hotels are independently operated and managed. Many hotels had very limited or no online presence previously. The overall online penetration of China’s hotel industry is still very low and overall hotel occupancy level is also low. To efficiently match the demand of Chinese travelers with the supply of hotels presents great challenges and great opportunities for us.

Hotel direct became the majority of our hotel business in terms of transaction volume and revenue in the fourth quarter of 2014. In our hotel direct program, we have direct commercial relationships with hotels and offer consumers hotel products as an online agent. We developed the infrastructure for our hotel direct business from scratch in 2014. With it, our hotel business has quickly evolved from a meta-search model into primarily a direct model in 2015. Given that most of China’s hundreds of thousands of hotels are independent hotels previously not accessible online, we believe that the hotel direct model is the best way to bridge the needs between hotels and Chinese travelers. With our hotel direct program, many hotels that are previously offline were offered an opportunity to display and distribute their rooms through our mobile and web platform using a centralized and highly interactive user interface. Our mobile platform and SaaS system also enables hotel owners and managers to manage their hotel operation such as confirmation of availability and rescheduling anywhere and anytime via multiple verticals, such as over the phone and through websites, interactive voice response services, short messages or instant messaging services. With a highly efficient product sourcing team assisted by our proprietary CRM system, our direct hotel network now covers over 350,000 hotels as of the end of 2015, and the number continues to increase. Our hotel direct business covers a wide range of hotels from four- and five- star upscale hotels to mass-market hotels to family run and small boutique hotels. We have also entered into alliance agreements with about 40 global hotel chains as of the end of 2015 to further expand our services to cover high-end luxury hotels and the international market. Since the fourth quarter of 2014 and throughout the full year of 2015, we have also started to take limited inventory risk for hotel rooms to ensure supply for our users for certain popular destinations and during peak holiday seasons.

Our hotel platform also covers online hotel room distributors, wholesalers and global hotel OTAs. Our extensive hotel network allows users to review and compare price, availability and other information of hotels from such hotel service providers.

We offer different hotel products to consumers, including pay-upon-arrival, prepay, group-buying, last-minute sale, etc. Such diverse choices of hotel products offer our users the opportunity to find the best combination of service and price to satisfy their different travel needs and offer hotels better ways to manage the yields of their room night inventory. We also work with hotels to get guaranteed allotment to ensure the availability and timely confirmation of rooms to our users. Our ability to offer diverse hotel products helps us navigate hotel supply-demand seasonality and capture market share throughout the year. The number of hotel room nights stayed under guaranteed allotments increased from nil in 2013 to accounting for the majority of our total hotel room nights stayed as of the end of 2015 as a result of the expansion of our direct hotel network and our better monitor and management of the supply chain.

We publish reviews written by our users and contracted hotel expert reviewers to help consumers making transaction decisions and to foster an online travel community to further promote our services. With an average of over 4,000,000 reviews uploaded in each quarter of 2015, we believe we have one of the most comprehensive and up-to-date user reviews in the industry. With the vast majority of the reviews written by users who finished their stays recently and directly uploaded through their mobile devices, the high quality and timeliness of the reviews on our platform creates transparency and drives hotel-booking volume. As of December 31, 2015, our platform featured over 90,000 hotel expert reviews and over 24 million user generated reviews.

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

We also offered proprietary hotel property management system, or PMS, services to our hotel partners. Hotel operators can utilize our PMS to automate their business operations, including handling reservations, checking guests in and out, assigning rooms, managing room inventories, accommodating the needs of in-house guests, and handling accounting and billing. The total number of hotel room nights stayed that were reserved through our PMS services reached 15 million in 2015.

For the full year of 2015, our total hotel room nights stayed, excluding property management system volume, grew 102% compared to 2014.

Vacation packages and tourist attraction tickets

Our vacation package business enables users to find vacation packages offered by local tour agencies and OTAs. Users can search for vacation packages by destination or vacation theme. Once a destination or vacation theme is selected, users can easily refine their vacation package search results by various factors such as date, price range, vacation length, tour guide option, and special features. As part of our efforts to enhance user experience, we provide informative destination guides and travel tips along with the vacation package search results. As of December 31, 2015, our platform featured over one million vacation package products. Our outbound vacation business is also growing rapidly and around 43% of the vacation packages in terms of GMV completed on our platform in 2015 was for outbound trips.

We maintained our position as one of the leading players in the vacation package business in 2015, our second full year in this business line. Our total GMV in vacation packages and attraction tickets increased quickly and reached RMB4.3 billion in 2015. The large number of natural user traffic generated from our more mature flights and hotels business lines presented significant cross-selling opportunities that enabled us to achieve such rapid growth.

We announced an equity investment in Travelling Bestone, one of the largest offline B2B vacation packages distribution channels in China, in the first quarter of 2015. Travelling Bestone has over 3,000 franchise stores and points of sales across China. We believe our investment and business cooperation with Travelling Bestone will continue to offer us unique opportunities to further penetrate the offline package tour market in China.

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

Other business lines

We also offer our users certain other travel products, primarily train tickets, car services and tour guides. We source those travel products through joint efforts of our and our travel service providers’ workforces.

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

Car services. We provide designated car services for pickup and drop off to and from airports, train stations and tourist attraction sites as well as other travel-related ground transportation services. As of December 31, 2015, our car service covered more than 360 cities in China.

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

When users search for travel products on our platforms, we provide a broad selection of relevant choices to match the individual’s travel criteria and itinerary. To achieve this, each of our business lines is supported by real-time data from our large portfolio of travel service providers. The wide variety of our travel product offering also allows for cross-selling of different products to conveniently satisfy the individual needs of our users.

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

To ensure that our users are satisfied with the travel products they purchase from us and to improve our users’ experience, we have implemented a number of initiatives to ensure quality and to provide reliable customer service.  We have a rigorous screening process for selecting our travel service providers to ensure quality and reliability prior to offering their products to our users. We also conduct ongoing monitoring and review of all travel service providers through our user service center, which consists of a team of employees dedicated to addressing user complaints and questions on a 24/7 basis. Furthermore, our mobile platform enables our users to book, cancel or reschedule their travel itinerary anywhere and anytime, thereby providing users with greater control over their own transaction process.

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

	For the 12-Month Period Ended
	December 31, 2013	December 31, 2014	December 31, 2015
	(in millions)
Web users	234.2	282.4	171.8
Active web users	32.9	29.7	20.6
Mobile users	53.8	99.4	131.6
Active mobile users	25.2	42.2	69.6

The following table shows the retention ratio and transaction frequency for our mobile users based on annual cohort, which is the year in which such users first started to use our mobile platform.  Retention ratio is the percentage of users that returned to transact on our mobile platform in subsequent periods after the initial acquisition of such user. Transaction frequency is the average annual number of transactions conducted by our mobile users in subsequent periods after the initial acquisition of such user.

	2013		2014		2015
	Retention Ratio	Transaction Frequency	Retention Ratio	Transaction Frequency	Retention Ratio	Transaction Frequency
2012 cohort	49%	6.1	46%	10.9	45%	13.2
2013 cohort	—	—	51%	7.4	46%	9.5
2014 cohort	—	—	—	—	45%	7.4

Our Technologies

We are a technology-driven company. Our open platform and proprietary technologies and system provide real-time, comprehensive and accurate travel products information directly sourced from travel service providers, connect our users to travel resources in China in an efficient way, and enable us to readily scale our business while at the same time keep our cost and expense structure relatively fixed.

Our technologies facilitate user transactions and improve user experience. Our mobile platform enables our users to initiate and complete their travel purchase transactions anywhere and anytime. Our SaaS system hosts hundreds of thousands of independent hotels and other small travel service providers as well as established travel service providers which are willing to, despite having their own online presence, host their products and service offerings on our SaaS system. Our information aggregation, search and extraction capabilities are at the core of our technological competence. Our software engineers, product managers and industry experts collaborate closely to drive our technology and product developments. We strive to provide a one-stop transaction and service platform for every Chinese traveler and to provide the technology backbone for the entire travel industry in China.

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

Mobile has become increasingly important for our business and the numbers of our mobile users and transactions performed on our mobile platform have been rapidly increasing. We started to monetize our mobile platform in June 2012 and attracted 131.6 million mobile users in 2015. Our active mobile users have also grown rapidly from 42.2 million in 2014 to 69.6 million in 2015. Qunar Travel, our proprietary mobile application for smartphones and tablets with iOS, Android and Windows Phone operating systems, powers services across all our business lines.

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

Mobile has become a critical factor driving our sustained and rapid growth. In the full year of 2015, our mobile platform accounted for 71% of our total revenue, an increase of 316% on a year-on-year basis. We are one of the few companies in the China Internet space that have been able to monetize the mobile platform well. In terms of transaction volume, our mobile platform accounted for 54% of total flight tickets and 88% of total hotel room nights stayed for the fourth quarter of 2015.

SaaS

Airlines, OTAs and major hotel brands usually have their own online presence, from which we directly retrieve information. Most of our other travel service providers, such as independent hotels, local travel agencies and tourist attractions, tend to have limited or no online presence of their own. Our SaaS system enables these travel service providers to set up a functional mobile and online reservation system and improve their services based on our standards. By doing so, we strive to provide a centralized, standardized and popular mobile and online commerce platform for our travel service providers to connect with our large user base through a unified user interface. We also provide a series of illustrative online training programs and centralized technical support to travel service providers who use our SaaS system. We provide our SaaS system and related services only to travel service providers who use our services and we do not charge for our SaaS system and the related services. As of December 31, 2015, we had over 360,000 travel service providers on our SaaS system, among which approximately 350,000 were direct-signed hotels.

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

Our current SaaS system covers all products and services offered on our mobile platform and has become increasingly dominant in the provision of services to our users. As a result, the vast majority of transactions are completed on our own SaaS platform, rather than by directing the users to our customers’ websites. SaaS system allows us to monitor the entire transaction process and enable better integration of various information from the travel industry supply chain, thus making the entire China travel value chain more efficient. By using our SaaS system, we are able to set our cost-per-click and cost-per-sale pricing based on the information collected from transactions completed on our SaaS system so as to enable our customers to evaluate effectiveness of marketing channels. In the meantime, more accurate data collection and transaction estimation are made possible through our SaaS system.

Search technologies

Real-Time, Massive Data Search. Our search capabilities are the core of our competitive advantage. We strive to ensure the accuracy, relevance and comprehensiveness of our search results as well as the speedy delivery of information to users. Our technology fulfills the challenging task of searching, retrieving, filtering and prioritizing massive amounts of real-time information stored on tens of thousands of databases and websites, and instantly presenting it to our users in one simple, clean and intuitive interface. In 2015, we processed approximately 5.92 billion web and mobile search queries for flight tickets and hotels. Our real-time, massive data search implements the following advanced technologies:

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

Product developments

We have an experienced team of over 2,700 engineers and product managers in our product development department as of December 31, 2015, among which a significant portion were dedicated to the development of our mobile technologies and our hotel direct program. Our product development team is centralized in our corporate headquarters in Beijing.

Product sourcing

We have a dedicated product sourcing team of around 3,000 employees in our destinations business unit as of December 31, 2015, among which a vast majority are dedicated to hotel sourcing for our hotel direct business. Our product sourcing team personnel is located across China.

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

As mobile continues to play a more important role in our business, we have been increasing our marketing expenditure on mobile platforms and started reducing traditional PC search engine marketing (SEM) expenditure. We plan to continue to invest more in mobile channels as mobile becomes our main growth driver. In addition, our technological capability allows us to closely monitor our return on investment, for each of the marketing channels as we continue to add new users and scale our business, especially for our mobile platform.

We launched an offline campaign starting from the second quarter of 2015 to further expand our mobile user base through offline channels. We marketed and promoted Qunar’s mobile services in major travel destinations where we can find large number of offline travel service users, including hotel lobbies, attraction sites and ground transportation portals. We hired temporary employees and interns in 2015 to carry out the campaign. We have also applied a return-on-investment analysis to measure the effectiveness and to control the size of our offline program.

Through this campaign, we have attracted millions of previously offline users who have not used our mobile service before. The large number of new mobile users that we added in 2015 was a result of both our online and offline efforts.

We also book under sales and marketing expenses the headcount related expenses of our operational staff, including employees for our call center, photographers and editors. As of December 31, 2015, total headcount for these staff, which are located in different offices nationwide, was approximately 2,400.

Competition

The online travel industry in China is new, rapidly evolving and highly competitive. We compete to attract users to our mobile applications and websites. We also compete to attract travel service providers to participate in our services and enter into other online marketing agreements with us. Due to our unique business model as a travel commerce platform, we maintain a cooperative-competitive relationship with some of our competitors, as they are also our travel service providers or even customers. As we entered into the hotel direct business, local tours, hotel group-buying, attraction tickets, car and other transportation services, we also compete with hotel OTAs nationwide as well as other local service providers. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Competition could adversely affect us” for more details.

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

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions with our employees and other parties, to protect our intellectual property and our brand. As of March 31, 2016, we have 145 registered trademarks in the PRC and overseas, including “Qunar,” “去哪儿” “Qunar.com and camel image,” and “Qunar.com 去哪儿 and camel image.” We have 64 software copyright registrations, three logo copyright registrations in the PRC, and 82 domain names including qunar.com as of March 31, 2016. We have also applied for 117 patents and have been granted 18.

Government Regulations

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised on July 29, 2014. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from MIIT or its provincial-level counterparts. On December 25, 2015, MIIT published the Classification Catalogue of Telecommunications Services, or the 2015 Catalogue. Under the 2015 Catalogue, which became effective on March 1, 2016, “value-added telecommunication services” is further classified into two sub-categories and ten items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications services, and therefore must satisfy the requirement of obtaining an operating license from MIIT or its provincial-level counterparts.

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

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures. On March 5, 2009, the MIIT issued an amendment of the Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information services operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, our VIE holds ICP licenses issued by the Beijing Telecommunications Administration. Moreover, our VIE also possesses an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the total foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local branches, and the relevant approval application process usually takes six to nine months. Due to the limitation of foreign investment in value-added telecommunications services companies that provide internet information services, we would be prohibited from acquiring any equity interest in our VIE without diverting management attention and resources. In addition, we believe that our contractual arrangements with our VIE and its individual shareholders provide us with sufficient and effective control over our VIE. Accordingly, we currently do not plan to acquire any equity interest in our VIE.

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

To comply with these PRC regulations, we operate our mobile application and websites through our VIE. Our VIE is currently 100% owned by two individuals, both of whom are PRC citizens. Our VIE holds an ICP license, a BBS Permit and an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. Our VIE owns the domain name and trademarks related to its operations and the website (qunar.com).

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

Because our VIE is an ICP operator, it is subject to laws and regulations relating to information security. To comply with these laws and regulations, our VIE has completed the mandatory security filing procedures with local public security authorities. We regularly update our information security and content-filtering systems based on any newly-issued content restrictions and maintain records of user information as required by relevant laws and regulations. We have also taken measures to delete or remove links to content that, to our knowledge, contains information that violates PRC laws and regulations.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. With regard to users’ personal data, it stipulates that ICP operators must not, without user consent, collect user information that can be used alone or in combination with other information to identify the user, or User Personal Information, and may not provide any such information to third parties without prior user consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP operator may only use such User Personal Information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of User Personal Information and to take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

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

On July 16, 2013, MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order. Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed above. Under the Order, these requirements are often more strict and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user’s personal information and de-register the relevant user account when a given user stops using the relevant internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, disclosure to the public and, in the most severe cases, criminal liability.

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

Regulations on Air-ticketing

The air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulations governing air-ticketing agencies in China are the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies (2006), issued by the CATA, which became effective on March 31, 2006 and revised on April 15, 2015. Under these rules, any company acting as an air-ticketing sale agency must obtain approval from the CATA. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the AIC. On April 15, 2015, the CATA issued Measures for the Supervision and Administration of Civil Aviation Transport Sales Agency Enterprises (for Trial Implementation), effective as of April 15, 2015. These measures set forth principles and rules, supervision mechanisms and applicable punitive measures for civil aviation transport sales agency enterprises. On April 15, 2015, the CATA issued the Administrative Rules on Air Ticket Online Sales (for Trial Implementation), or the Online Sales Rules, effective as of April 15, 2015. The Online Sales Rules require an air-ticketing online sales agency to conduct filings with the CATA; agencies already engaged in the online sales businesses shall conduct filings with the CATA within one month from the Online Sales Rules taking effect.

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

Regulations on Sideline Insurance Agency

Under PRC law, insurance agency activities are categorized as either a “major business” or a “sideline business,” both of which are subject to the supervision of the China Insurance Regulatory Commission, or CIRC. According to the Provisional Measures on the Administration of Sideline Insurance Agencies, issued by the CIRC on August 4, 2000, an entity acting as a sideline insurance agency must apply for a Sideline Insurance Agency License with the CIRC. As revised by a decision issued by the State Council in 2004, an entity acting as a sideline insurance agency must apply for a Sideline Insurance Agency License with the competent local counterparts of the CIRC. To comply with these measures, our VIE has obtained such a license.

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

Regulations on Insurance Brokers

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, including the licensing of insurance brokers, was enacted in 1995 and amended on October 28, 2002, February 28, 2009, April 31, 2014 and April 24, 2015. The Provisions on the Supervision and Administration of Insurance Brokers, promulgated by the CIRC on September 25, 2009 amended on April 27, 2013 and October 19, 2015, provide detailed requirements for the licensing and operation of insurance brokers, including that an insurance broker must satisfy several requirements and obtain approval from the CIRC in order to be established. Among these requirements, insurance brokers must take the form of a limited liability company or limited stockholding company. The minimum registered capital of an insurance broker is RMB50 million. Further, there are specific requirements for the chairman of the board, executive directors and senior management personnel of insurance brokers, including that they are qualified to take the position and have no track record of certain listed violations. An insurance brokerage operation license remains valid for three years after issuance and a renewal application must be submitted to the CIRC at least 30 days prior to the expiry date. The operation of an insurance brokerage company must follow the requirements of the Insurance Law and the Provisions on the Supervision and Administration of Insurance Brokers, including that the license itself be displayed prominently that the broker operate within its licensed insurance business scope, and it keep complete and standard business records and separate account books for the insurance brokerage, among others.

Our VIE’s wholly owned subsidiary, Shenzhen ZhongChengTai Insurance Brokerage Co., Ltd. was approved by the CIRC as an insurance brokerage company and obtained an insurance brokerage operation license on August 29, 2013.

Regulations on Travel Agency

The travel agency industry is subject to the supervision of the China National Tourism Administration, or CNTA, and local tourism administrations. The principal regulations governing travel agencies in China include: (i) the Regulation on Travel Agencies, or the Travel Agency Regulations, issued by the State Council in February 2009 and amended in January 2016, replacing the Administration of Travel Agencies Regulations (1996), and (ii) the Implementing Rules for the Regulation on Travel Agencies (the “Travel Agency Implementing Rules”), promulgated by the CNTA in April 2009, which became effective as of May 3, 2009. Under these regulations, a travel agency must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel agency business.

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

Certain subsidiaries of our VIE have been approved by the CNTA as travel agencies, and have obtained travel agency operation licenses.

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

Regulations on Car Services

Pursuant to the Road Traffic Safety Law promulgated by the Nation People’s Congress Standing Committee in October 2003 and amended in 2007 and 2011, or the Road Traffic Safety Law, all automotive vehicles must be registered with relevant local administration authorities. Vehicle registration certificates, vehicle license plates and vehicle licenses must be obtained from the same authorities, and compulsory traffic accident insurance must be purchased for each vehicle.

The Ministry of Transport, and the National Planning Committee, the predecessor of the NDRC, promulgated the Interim Rules on the Administration of the Car Rental Industry in 1998, which were abolished in 2007.  Since then, there have been no national laws or regulations in place to specifically regulate the car rental industry in China.  The Ministry of Transport promulgated the Circular on Promoting the Healthy Development of the Car Rental Industry in April 2011, or the Car Rental Circular, which sets forth guidelines for the car rental industry. The Car Rental Circular requires local government authorities, among other things, to 1) promulgate local rules and regulations to improve and develop the regulatory environment for car rentals, 2) to enhance the administration and management of the car rental industry, including requirements to obtain and carry a valid permit or license for each rental car, and rules against car rental companies engaging in road passenger transportation services without the requisite business licenses.

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

Regulations on Internet Mapping Services

According to the amended Administrative Rules of Surveying Qualification Certificates and the amended Standard for Internet Map Services issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG, in July 2014 and May 2010 respectively, the provision of internet mapping services by any non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate. According to these rules, certain conditions and requirements, such as the number of technical personnel and map security verification personnel, security facilities and approval from the relevant provincial or national government on the service provider’s security system, qualification management and filings management, are necessary for an enterprise applying for a Surveying and Mapping Qualification Certificate. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity that has not yet applied for a surveying qualification certificate for internet mapping services is prohibited from providing any internet mapping services. We have provided a map on our platforms to increase convenience for our users so that they can locate hotels near their desired location. Our VIE holds a Surveying and Mapping Qualification Certificate for internet mapping.

On November 26, 2015, the State Council enacted the Administrative Regulations on Maps, or the Maps Regulations, effective as of January 1, 2016. The Maps Regulations requires entities engaging in internet mapping services, such as geographic positioning, providing geographic information or markings online, and the development of a public map database, to obtain a relevant qualification certificate for surveying and mapping. The Maps Regulations further require that entities engaging in online mapping services (i) use mapping data approved by the relevant governmental authorities, (ii) host servers storing map data within the PRC, and (iii) establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by the Maps Regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Furthermore, entities engaging in internet mapping services are required by the Maps Regulations to keep confidential any information involving state secrets and trade secrets acquired during their work.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, or SAIC. At the national level, online advertising is generally regulated by the same laws as those applicable to print and broadcast advertising. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations).

On October 27, 1994, the Standing Committee of the National People’s Congress issued the PRC Advertising Law, or the Advertising Law, which was amended on April 24, 2015. The Advertising Law applies to all advertising activities, including those conducted via the internet. With respect to online advertising, the Advertising Law requires that users be able to close online pop-up ads with one click and that internet service providers refrain from publishing any advertisements that they know or should have known to be illegal. The legality of such advertisement is assessed based on both its form and content. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, termination of advertising operations and even suspension of the provider’s business license. Regarding endorsements, the Advertising Law stipulates that celebrity endorsers are jointly liable with the advertiser for any consumer injury caused by the product.

Generally, all advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and fully compliant with applicable laws and regulations. As part of a new focus on false and misleading advertisements, the Advertising Law clarifies what constitutes “false advertising.” This new definition specifically includes making claims that do not match actual conditions of products, which has a material impact on the consumers’ decision to purchase, as well as any outright misstatement of a product’s effectiveness as “false advertising”. Violation of these regulations can result in a penalty of three to five times the advertising fee, or RMB 200,000 to 1,000,000.

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

Regulation on Group Buying

On March 12, 2012, the SAIC issued the Opinions on Strengthening the Administration of Online Group Buying Operations, or the Group Buying Operation Opinions. The Group Buying Operation Opinions stipulate the qualification requirements for operators of group buying websites and certain other obligations, such as an examination of the licenses/authorizations of the providers of the relevant products/services offered on the group buying website, the group buying website operator’s contracts with such suppliers and customers, data protection for consumers and after sale services, among other items.

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

The Group Buying Operation Opinions are relatively new and there have thus far been no relevant implementation rules or interpretations. Our current group buying business is conducted by our VIE and the WFOE. Subject to any clarifications or interpretations that may be issued in future as to the Group buying Operation Opinions, we might need to adjust our operational or contracting practices.

Regulation on E-Commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In January 2014, the SAIC issued the Administrative Measures on Online Trading, or the Administrative Measures. The Administrative Measures regulate online trading, including selling items and providing services through the Internet. In addition to basic requirements that online sellers and service provider, or Operator, should abide by the requirements of the PRC Consumer Rights and Interests Protection Law and similar rules, The Administrative Measures emphasize that an Operator is responsible for personal data protection. In this respect, Operators are obliged to (i) seek consumers’ prior consent for collecting and using their personal data, (ii) keep the collected data confidential and secured, and (iii) take effective measures to remedy any leakage or loss of personal data. In addition, the Administrative Measures set specific requirements for operators of third party platforms that provide a web space for parties to transact business. These requirements include authenticating the Operator’s identification, signing a contract with the Operator for the use of the platform, setting rules for online trading, security and dispute resolution, cooperating with the local administrations of industry and commerce, taking measures to protect trademark rights and corporate name rights, distinguishing the Operator’s own products or services from those of other Operators, and keeping online trading records for at least two years.

The Administrative Measures take effect on March 15, 2014. As such, the Administrative Measures are new and there are thus far no relevant implementation rules or interpretations.

On December 24, 2014, the MOFCOM issued the Provisions on the Procedures for Formulating Transaction Rules of Third-party Platforms for Internet Retail (for Trial Implementation), or the Procedures Provisions, effective as of April 1, 2015. The Procedures Provisions were promulgated to promote the healthy development of network retail, protect the legitimate rights and interests of various parties involved in network retail activities based on third-party platforms, safeguard the public interest, and strengthen public information services. They specify the duties of operators of third-party platforms for network retail, including making relevant transactions rules public and recorded, soliciting public opinions when the operators formulate or revise their transaction rules, adapting reasonable transitional measures if the transaction rules that are formulated, revised or enforced by them have a material impact on network retail operators and consumers, and similar measures. In addition, the Procedure Provisions also give the power to the local competent commerce authorities to impose penalties on operators where there is a violation.

Foreign ownership of e-commerce and related businesses, including online retail businesses, was subject to restrictions under current PRC laws and regulations, other than for foreign investors in the China (Shanghai) Pilot Free Trade Zone.  Foreign investors outside of the China (Shanghai) Pilot Free Trade Zone (subject to certain conditions) were not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and must maintain a good track record. In March 2015, the National Development and Reform Commission and the MOFCOM issued the updated Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, effective as of April 10, 2015, which further relaxes market access restrictions. Among these changes, foreign investors now are allowed to own up to 100% of the equity interests in an e-commerce business.

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

On January 5, 2015, the SAIC issued the Measures for Punishments against Infringements of Consumer Rights and Interests, or the Punishments Measures, effective as of March 15, 2015. The Punishments Measures were promulgated based on the PRC Consumer Rights and Interests Protection Law, to further protect the rights and interests of consumers by listing the responsibilities and duties of business operators as well as penalties related to the violation of the Punishment Measures. In particular, the Punishment Measures add protection for consumer information and set forth detailed rules for advance payments and refunds for online shopping.

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

As of March 31, 2016, we have applied for 117 patents with the State Intellectual Property Office and have been granted 18.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 64 software copyrights as of March 31, 2016.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark that has already been registered or has been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office, which is under the SAIC and handles trademark registration affairs in China, will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an objection against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise declared invalid or revoked. The licensor shall file the trademark licensing with the Trademark Office for record. The licensing of a trademark that has not been filed for record may not be used against a bona fide third party. As of March 31, 2016, we have 145 registered trademarks in the PRC and overseas, including “Qunar,” “,” “qunar.com and camel logo,” and “qunar.com  and camel logo”.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, or the Domain Name Registration Rules, as amended in June 2009 and May 2012. According to the Domain Name Registration Rules, any natural person or organization that can bear independently its own civil responsibilities has the right to apply for the domain registration under the top level domain names, such as “.cn” and “.”. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in February 2006 and May 2012 and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered 82 domain names including qunar.com.

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

In addition, the Supreme People’s Court has promulgated an interpretation on select issues relating to the application of the law in civil trials for unfair competition cases (the Interpretation), effective as of February 1, 2007. This Interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators and maintain orderly market competition. On February 25, 2016, the Legislative Affairs Office of the State Council released a revised draft Anti-Unfair competition Law to solicit public comments.

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

The EIT Law and its implementation rules permit certain “HNTEs strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises on April 14, 2008, and the Guidelines for the Administration of Certification of High and New Technology Enterprises on July 8, 2008, delineating the specific criteria and procedures for the HNTEs certification. Both the WFOE and our VIE obtained the certificates of HNTEs issued by the Beijing Science and Technology Commission, the Beijing Finance Bureau, the Beijing State Tax Bureaus and the Beijing Local Tax Bureaus on December 14, 2009, and this status is valid for three years. These certificates were renewed in October 2012 and were further renewed in July 2015 for an additional three years. Both the WFOE and our VIE have registered with the relevant tax bureau for the preferential EIT rate treatment as HNTEs. However, we cannot assure you that the WFOE and our VIE can continue to be recognized as HNTEs or renew this qualification when the term expires and thus continue to be entitled to the preferential enterprise income tax rate of 15% or any other preferential enterprise income tax treatment.

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

The SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, in 2009 with retroactive effect from January 1, 2008, whereby a non-resident enterprise that transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or the Indirect Transfer, but that lacks reasonable business purpose, may be subject to PRC withholding tax at a rate of up to 10% from gains derived from such Indirect Transfer. Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises on March 28, 2011, or SAT Circular 24, to provide further clarifications on how SAT Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purposes” is defined or determined or whether transactions conducted as part of an internal restructuring may be immune to re-characterization. On February 3, 2015, the SAT Notice on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Companies, or SAT Circular 7, was released, which provides clarity as to “reasonable commercial purpose” and abolishes certain clauses of both SAT Circular 698 and SAT Circular 24. SAT Circular 7 also expands Indirect Transfer from equity interests to movable and immovable property in the PRC and provides safe harbor rules for the public trading of shares in a listed company holding taxable PRC assets and for indirect transfers resulting from a corporate restructuring.

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

Under the Administration Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business only after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the MOFCOM and the National Development and Reform Commission, or NDRC, or their local counterparts, are also required to register with SAFE or its local counterpart.

In utilizing the proceeds we expect to receive from our initial public offering and subsequent offerings or financings as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by the MOFCOM or its local counterparts;

•                  loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

On November 9, 2010, SAFE promulgated the Circular on Issues Concerning Straightening the Administration of Foreign Exchange Businesses or SAFE Circular 59, which requires the local SAFE branch and banks to closely examine the authenticity of the settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, which became effective on June 1, 2015. Circular 19 adopts a concept of “discretionary conversion,” which is defined as the conversion of a foreign-invested enterprise’s registered capital in foreign currency in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under Circular 19. However, use of any Renminbi funds converted from its registered capital shall be based on true transaction. In addition, equity investments using converted registered capital are no longer prohibited under Circular 19. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIE. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our WFOE.”

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, as amended on June 22, 2009. The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rule require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

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

Regulations on Anti-Monopoly Law

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law, or Anti-Monopoly Law, which took effect on August 1, 2008. Pursuant to the Anti-Monopoly Law, monopolistic conduct, including entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the Anti-Monopoly Law and to clarify certain issues, the State Council, MOFCOM, NDRC and SAIC issued several regulations and rules, including, but not limited to, the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008, the Regulation on the Prohibition of Acts Involving Monopolistic Agreements issued by the SAIC on December 31, 2010, the Regulation on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAIC on December 31, 2010, the Regulation on the Prevention of Conduct Constituting an Abuse of Administrative Powers to Eliminate or Restrict Competition by the SAIC on December 31, 2010, the Anti-Price Monopoly Regulation issued by the NDRC on December 29, 2010, the Declaration Rules for Concentrations of Undertakings issued by the MOFCOM on November 21, 2009, the Assessment Rules for Concentration of Undertakings issued by the MOFCOM on November 24, 2009 and the Provisional Measures on the Investigation and Handling of Concentrations between Business Operators Which Were Not Notified in Accordance with the Law issued by the MOFCOM on December 30, 2011.

Taken together, these various laws and regulations provide for the following:

Monopoly Agreement: Competing business operators shall not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities and fixing the price of commodities for resale to third parties, among others, unless such agreement will satisfy the exemptions under the Anti-Monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions for violations include an order to cease the relevant activities, confiscation of illegal gains and fines of from 1% to 10% of sales revenue from the previous year or of RMB500,000 if the intended monopoly agreement has not been performed.

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

Concentration of Undertakings: Pursuant to the Anti-Monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. Otherwise, the concentration cannot be implemented. Concentration refers to (1) a merger of undertakings; (2) acquiring control over other undertakings by an undertaking through acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. According to the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of concentration of undertakings are set as the following:

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

C               ORGANIZATIONAL STRUCTURE

As of the date of this annual report, we operated our businesses through the following significant direct and indirect subsidiaries:

Place of Incorporation
Subsidiaries
Queen’s Road Travel Information Limited	Hong Kong
Beijing Qunar Software Technology Company Limited	People’s Republic of China
Shanghai Qianlima Network Technology Co., Ltd.	People’s Republic of China

Variable Interest Entity
Qunar.com Beijing Information Technology Company Limited	People’s Republic of China

Subsidiaries of Variable Interest Entity
Beijing Jiaxin Haoyuan Information Technology Company Ltd.	People’s Republic of China
Qingdao Yi Lu Tong Xing International Travel Co., Ltd.	People’s Republic of China
Beijing Jin Du Yuan You Information Technology Company Ltd.	People’s Republic of China
Shenzhen ZhongChengTai Insurance Brokerage Co., Ltd.	People’s Republic of China
Qunar.com (Tianjin) International Travel Agency Co., Ltd.	People’s Republic of China

Since we are a Cayman Islands company and therefore a foreign or foreign-invested enterprise under PRC law, neither we nor the WFOE is eligible to hold a license to operate a commercial website in China. Thus, in order to comply with PRC laws and regulations, we operate our mobile platform and website in China through our VIE by exercising effective control over its operations and receiving economic benefits generated from our VIE through a series of contractual arrangements. For detailed discussion about the relevant PRC laws and regulations, please see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Restrictions on Foreign Ownership in Value-Added Telecommunications Services.”

We believe that our ownership structure and the contractual arrangements between our PRC subsidiaries, on the one hand, and our VIE and its shareholders, on the other hand, comply in all material aspects with current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC government agencies may ultimately take a view that is inconsistent with our own opinion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, the places of formation and the ownership interests of our significant subsidiaries, our VIE and its significant subsidiaries as of the date of this annual report.

D.            PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China, where we leased approximately 57,000 square meters of office space as of December 31, 2015. We have also leased a number of other offices across China and in Hong Kong for our sales force, with an aggregate office space of approximately 40,000 square meters. The terms of our leases range from four months to five years. Each of the lessors for our leased premises either has a valid title to the property or has proper authorization from the title holder to sublease the property. Our servers are hosted at internet data centers owned by, and located along the major transmission backbones of, leading domestic telecommunications carriers in China. Our hosting services agreements typically have a term of one year, with an automatic renewal clause and subject to early termination. We believe that we will be able to obtain adequate facilities and servers to accommodate our future expansion.

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

A.            OPERATING RESULTS

Revenues

We generated revenues primary from our flight and flight related services and accommodation reservation services as well as from display advertising services and other services. The following table sets forth the revenues generated from each source, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Flight and flight related services	551,122	64.8	1,171,229	66.7	2,206,948	340,694	52.9
Accommodation reservation services	194,030	22.8	347,281	19.8	1,472,925	227,380	35.3
Display advertising services	63,503	7.5	87,894	5.0	117,945	18,208	2.8
Other services	42,267	4.9	150,351	8.5	373,394	57,642	9.0
Total revenues	850,922	100.0	1,756,755	100.0	4,171,212	643,924	100.0

Before 2015, we did not take ownership of the products and services being sold and acted as an agent only in substantially all of our transactions.  Accordingly, we recognized revenues primarily based on commissions earned rather than sales prices. Under our merchant model program, we started to pre-purchase air tickets and hotel rooms from airlines and hotels for sale to end users in 2015. In such transactions, we act as a principal and recognize revenues on a gross basis. Revenues recognized on a gross basis represent the sales prices of the air tickets and hotel rooms sold to end users. The costs of the air tickets and hotel rooms paid by us to airlines and hotels are recorded as cost of revenue in our consolidated statements of comprehensive loss.

Flight and flight related services. Revenues from our flight and flight related services business have been our primary source of revenues since our inception. In 2013, 2014 and 2015, revenues from our flight and flight related business accounted for RMB551.1 million, RMB1,171.2 million and RMB2,206.9 million (US$340.7 million), respectively, or 64.8%, 66.7% and 52.9%, respectively, of our total revenues.

Accommodation reservation services.      Revenues from our accommodation reservation services business have grown rapidly since early 2015. In 2013, 2014 and 2015, revenues from our accommodation reservation business accounted for RMB194.0 million, RMB347.3 million and RMB1,472.9 million (US$227.4 million), respectively, or 22.8%, 19.8% and 35.3%, respectively, of our total revenues. We launched our merchant model program in 2015 in order to secure unique products and strategic inventories. Excluding revenues generated from the merchant model program, where revenues are booked on a gross basis, accommodation reservation revenues were RMB956.9 million (US$147.7 million), an increase of 175.5% year-on-year.

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

Other services. We also generated a small portion of revenues from other services, which primarily consists of commissions received for sales of packaged-tour, tickets, train and bus tickets.

Cost of Revenues

Cost of revenues primarily consists of (i) online payment processing fees, (ii) data acquisition costs incurred when we retrieve air ticket information from Flight TSPs, (iii) bandwidth and server hosting costs, (iv) depreciation expenses, (v) other miscellaneous costs and (vi) sales tax and related surcharges imposed by the government,(vii) cost of products. The following table sets forth the components of our cost of revenues by amount and as a percentage of total revenues for the periods presented:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Cost of products	—	—	—	—	715,300	110,423	17.1
Online payment processing fees	—	—	125,240	7.1	194,229	29,984	4.7
Data acquisition costs	39,740	4.7	61,787	3.5	84,583	13,057	2.0
Bandwidth and server hosting costs	11,610	1.4	28,097	1.6	44,222	6,827	1.1
Depreciation	9,302	1.1	17,821	1.0	44,742	6,907	1.1
Others	29,102	3.4	57,063	3.3	93,915	14,497	2.3
Sales tax and related surcharges	83,641	9.8	164,894	9.4	256,246	39,558	6.1
Total cost of revenues	173,395	20.4	454,902	25.9	1,433,237	221,253	34.4

Cost of products. Starting in 2015, we started to pre-purchase air tickets and hotel rooms from airlines and hotels for sale to end users. For such transactions, we recognize revenues on a gross basis for the sales prices of the air tickets and hotel rooms sold to end users, and we record the costs of the air tickets and hotel rooms paid by us to the airlines and hotels as cost of revenue.

Online payment processing fees. Online payment processing fees are the charges we pay to banks or third payment platforms for collecting payments from end users on our behalf. We have integrated online payment facilitating service as part of our services platform starting from early 2014. Online payment processing fees are recorded as cost of revenue as incurred. In 2015, our online payment processing fees increased as result of the increase in trading transaction volume compared with 2014. We expect that our online payment processing fees will continue to increase in absolute amounts as our trading volume continues to grow. However, the increase in online payment processing fees is correspondingly lower and thus such costs do not increase at the same rate at which revenues increase.

Data acquisition costs. We incur data acquisition costs when we retrieve information from Flight TSPs to confirm the availability and authenticity of air tickets searched on our platform. Our data acquisition costs increased significantly from 2013 to 2015, as a result of the increase in the search queries for air tickets. We expect that our data acquisition costs will increase in absolute amounts as our air ticket search volume continues to grow. However, the increase in data acquisition costs is correspondingly lower and thus such costs do not increase at the same rate as revenues increase.

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

Depreciation. We include depreciation expense for servers and other equipment that is directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased significantly from 2013 to 2015 as we acquired more servers and other equipment to accommodate increased user activities. We expect our depreciation and amortization expense to increase in absolute amounts as we continue to invest in additional servers and other equipment to accommodate the growth of our user base. However, the increase in depreciation costs is correspondingly lower and thus such costs do not increase at the same rate as revenues increase.

Others. Our other cost of revenue consists of primarily service fees paid to third-party service providers.

Sales tax and related surcharges. We were subject to a 5.0% business tax prior to September 2012 and a 6.0% value-added tax thereafter, plus certain related surcharges on revenues from flight and flight related services, accommodation reservation services, display advertising services and other services in China. With respect to revenues from display advertising services in China, we are subject to an additional 3% culture-related tax and other related surcharges. Sales tax and related surcharges are recognized when revenue is earned.

Operating Expenses

Our operating expenses primarily consist of (i) product development expenses, (ii) product sourcing expenses, (iii) sales and marketing expenses and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentage)
Operating expenses:
Product developments	319,021	37.5	774,511	44.1	2,578,528	398,056	61.8
Product sourcing	67,271	7.9	316,903	18.0	785,385	121,243	18.8
Sales and marketing	315,506	37.1	890,861	50.7	2,671,637	412,430	64.0
General and administrative	129,209	15.2	399,914	22.8	3,388,467	523,089	81.3
Online marketing expense for Baidu Zhixin Cooperation	—	—	699,983	39.8	37,178	5,739	0.9
Contract termination loss provision	—	—	64,485	3.7	—	—	—
Total operating expenses	831,007	97.7	3,146,657	179.1	9,461,195	1,460,557	226.8

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

Sales and marketing expenses. Sales and marketing expenses are comprised of: (i) online marketing expenses incurred by us, primarily in connection with the purchase of travel-related keywords and paid links from general search engines and other online marketing channels and expenses for cooperation with app stores and mobile browsers to drive mobile downloads; (ii) salaries, benefits and bonuses, share-based compensation and other headcount-related expenses for personnel including employees for our call center, photographers and editors, (iii) offline campaign expenses incurred by us, primarily in connection with consumer incentives and expenses associated with deploying temporary staff on the ground, and (iv) other advertising expenses to promote our business. We expense advertising expenses as incurred. We expect our sales and marketing expenses to increase in absolute amounts as our business continuously grows.

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

Online marketing expense for Baidu Zhixin Cooperation. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and without any downward adjustments if we utilize the Zhixin traffic in full, and the fair value of the warrants at each reporting date. On June 1, 2015, we and Baidu agreed to terminate the Zhixin Cooperation Agreement. Baidu paid us a cash consideration of RMB207.0 million (US$32.0 million) in connection with the termination. The consideration received from Baidu as our vendor was presumed to be a reduction of the price of the services provided by Baidu. The online marketing expense for the Baidu Zhixin Cooperation was RMB700.0 million and RMB37.2 million (US$5.7 million) for the years ended December 31, 2014 and 2015, respectively, of which nil and RMB143.6 million (US$22.2 million) were recognized as deductions to online marketing expense, respectively, as a result of the consideration received.

Our operating expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses among different operating expense components.

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Product developments	20,784	59,884	1,299,625	200,628
Product sourcing	2,117	2,958	151,864	23,444
Sales and marketing	5,417	12,565	310,604	47,949
General and administrative	35,389	190,963	3,020,480	466,281
Total share-based compensation expenses	63,707	266,370	4,782,573	738,302

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

Both the WFOE and our VIE were recognized as qualified HNTEs in December 2009 and hence were eligible for a 15% preferential tax rate for 2010 and 2011. The HNTE qualifications for both entities were renewed first in October 2012 and then in July 2015, and hence the WFOE and our VIE are eligible for a 15% preferential tax rate effective from 2012 to 2017. If the WFOE and our VIE continue to meet the HNTE requirements as recognized by the government, the preferential tax status may be further renewed in the future.

Our VIE’s subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2013, 2014 and 2015.

Under the EIT Law, dividends paid by FIEs out of profits earned after January 1, 2008 to non-PRC tax resident enterprises are subject to a PRC withholding tax of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of a PRC resident enterprise during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiary is currently wholly owned by our Hong Kong subsidiary. However, there is no assurance the PRC tax authorities will agree with our self-assessment that our Hong Kong subsidiary as the beneficial owner of the dividends paid by our PRC subsidiary and thus grant approvals for the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary.

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

Revenue recognition

Our revenue is primarily derived from flight and flight related services, accommodation reservation services, display advertising services and other services. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the price is fixed or determinable and the collectability of the related fee is reasonably assured in accordance with ASC 605, Revenue Recognition, or ASC 605. Typically, we enter into contracts with relevant parties to establish significant terms such as the price and specific services to be provided. We assess the creditworthiness of our customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer advances and deposits.

When flight and flight related services, display advertising services and other services arrangements with a customer involve “multiple elements” as defined in ASC 605, the total arrangement consideration is allocated to the separate deliverables on the basis of their relative selling price. Relative selling price is based on vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available or the management’s best estimate of selling price, or BESP, if neither VSOE nor TPE are available. In determining the BESP for each deliverable, we consider the relevant overall pricing model and objectives, as well as market conditions that may impact the price at which we would transact if the deliverables are sold regularly on a standalone basis. In addition, the consideration allocated to the delivered element is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions. We monitor the conditions that affect our determination of selling price for each deliverable and reassess such estimates periodically.

Flight and flight related services

Revenues from flight and flight related services mainly represent commissions from reservations of air tickets and related services. We receive fees from OTAs and airlines for reservations and sales of flight related services, including the sales of insurance policies on our website and mobile platform. Fees from flight and flight related services are recognized as revenue, net of estimated cancellations, upon the issuance of flight tickets by OTAs or airlines. Estimated cancellations were insignificant for the years ended December 31, 2013, 2014 and 2015. We consider the above arrangements in accordance with ASC 605 and have concluded that because we act as an agent, we do not assume inventory risks. Therefore, we present revenues from such transactions on a net basis in the consolidated statements of comprehensive loss.

For the year ended December 31, 2015, we pre-purchased air tickets from airlines to sell on our website and mobile platform. In such transactions, we act as the principal and present our revenues on a gross basis. Such revenue recognized on a gross basis represents the price of the air tickets sold to our customers and the cost of the air tickets paid to the airlines is recorded as cost of revenues in the consolidated statements of comprehensive loss.

Accommodation reservation services

We receive commissions from hotels and OTAs for hotel room reservations through our website and mobile platform. Fees from hotel reservation services are recognized when the reservation of rooms are made or after the hotel confirms that the end user has completed his or her stay, depending on the terms and conditions of the underlying contract. When our contracts with the hotels state that we earn the fees regardless of whether the end users complete their stay at the hotels, fees are recognized upon the reservation of the hotel room. We present revenues from such transactions on a net basis where we act as an agent and do not assume inventory risks for such revenues recorded.

For the year ended December 31, 2015, we pre-purchased rooms from hotels to sell on our website and mobile platform. In such transactions, we act as the principal and present revenues on a gross basis. Such revenue recognized on a gross basis represents the price of the hotel rooms sold to our customers and the cost of the rooms paid to the hotels is recorded as cost of revenues in the consolidated statements of comprehensive loss.

Display advertising services

The majority of display advertising service arrangements involves multiple deliverables such as banner advertisements, logos and other media insertions that are delivered over the same period or different periods of time. We regularly provide display advertising services at a discount to our standard rates, which is consistent with the industry practice in the PRC. These discounts are in the form of free advertising, of which the duration and other terms of services are specified as part of the revenue contract. The banner advertisements, logos, other media insertions and free elements are each considered to be a separate deliverable in the multiple element arrangements.

Revenue is recognized ratably when the deliverables are published over the relevant display period.

Rebates provided to customers of display advertising services

We provide cash incentives in the form of rebates to certain advertising agencies based on the cumulative advertising volume during each fiscal year. Such rebates are recorded as a reduction of revenue in the period such revenue is recognized. Rebates to advertising agencies amounted to RMB7.9 million, RMB11.9 million and RMB19.2 million (US$3.0 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

Other services

The other services primarily represent commissions received from OTAs and local tour agencies for reservation of vacation packages on our website, reservation of railway tickets and car tickets and third-party online payment platforms for payments originating from user online bookings through our website or mobile platform. The commission is based on a contracted percentage of the total payments processed. Revenue is recognized on a net basis, when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met. When we act as the principal in selling pre-purchased services such as vacation packages assuming inventory risk, we present revenues on a gross basis as other services in the consolidated statements of comprehensive loss.

Revenues from flight and flight related, accommodation reservation and other services booked on a gross basis amounted to RMB604.5 million (US$93.3 million) for the year ended December 31, 2015.

Coupon programs

During 2015, we launched various coupon programs through which we offer incentives to end users primarily under various arrangements where we act as an agent to our customers, including OTA, airlines and hotels:

a.              Red pocket coupons

We issue “red pocket coupons” to end users when they complete certain acts that are unrelated to purchases of customer products on our mobile platform, or, from time to time, without any actions required from the end users. The red pocket coupons can be used primarily in future purchases of eligible customer products offered on our mobile platform. The red pocket coupons expire at the end of the quarter during which they are issued.

b.              Consumption points program

We issue “consumption points” that the end users accumulate from purchases of customer products offered on our website and mobile platform. Consumption points are convertible into red pocket coupons that can be used to reduce the purchase price of eligible customer products offered on our mobile platform in future purchases. The consumption points can be converted into red pocket coupons, which expire at the end of the quarter during which such conversion is made.

c.               Product-specific coupons

Product-specific coupons for car service or movie tickets, issued with or without the end users completing purchases on our platforms, can be used against future purchases of the same products to reduce purchase price. The product-specific coupons generally expire within 3 months from issuance.

As the end users are required to make future purchases of customer products on our website or mobile platform to redeem the coupons, we recognize the amount of coupons redeemed by the end users as marketing expense when purchases are made, whereas we present coupons issued to end users in connection with current sales to customers as a reduction of revenue.  When coupons are redeemed in sales under arrangements where we act as principal, the amount of coupons redeemed by customers is presented as a reduction of revenue.

Product developments

Product developments expenses primarily consist of salaries and related compensation for product developments personnel who are responsible for developing, improving and maintaining our mobile and website platforms. Product development expenses are recognized as incurred. We recognize website and software development costs in accordance with ASC 350, Intangibles-Goodwill and Other. We expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and website contents or the development of software for internal use. We capitalize software development costs that fulfill the capitalization criteria. As of December 31, 2015, there were no costs relating to website and software development that were subject to capitalization.

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

Share-based compensation

Options granted to employees

We apply ASC 718, Compensation — Stock Compensation, or ASC 718, to account for our employee share-based compensation.

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

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period the modification occurs and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Convertible debt instruments

ASC topic 815, Derivatives and Hedging, or ASC 815, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and be recorded at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in earnings if they do not qualify for hedge accounting. We consider the Cash Conversion subsection under ASC subtopic 470-20, Debt with Conversion and Other Options, or ASC 470-20, applicable for our long-term debt that may be settled in cash or other assets upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under ASC 815. ASC470-20 requires a convertible debt instrument to be separated into its liability and equity components by allocating the issuance proceeds to each of these components. The debt component is initially measured at its fair value considering all relevant terms except the conversion option. The equity component is classified as stockholders’ equity (deficit) and measured at its residual amount. The resulting excess of the principal amount of the liability component over its carrying amount is amortized to interest cost using interest method. The equity component is not re-measured as long as it continues to meet the equity classification.

If a convertible debt instrument within the scope of the Cash Conversion Subsection contains embedded features other than the embedded conversion option, we apply ASC 815 to determine if any of those features must be separately accounted for as a derivative instrument. Transaction costs incurred with third parties other than investors and are directly related to the issuance of convertible debt instruments within the scope of the Cash Conversion Subsection are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively.

If an instrument within the scope of the ASC 470-20 is derecognized, we allocate the consideration transferred and transaction costs incurred to the extinguishment of the liability component and the reacquisition of the equity component.

To account for the extinguishment of an instrument, an amount equal to the fair value of the liability component immediately prior to extinguishment is deducted from the fair value of the total settlement consideration transferred and allocated to the liability component. Any difference between the amount allocated to the liability and the net carrying amount of the liability component, including any unamortized debt issue costs, is recognized in earnings as a gain or loss on debt extinguishment. Any remaining consideration is allocated to the reacquisition of the equity component and recognized as a reduction of shareholders’ equity.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and are amortized using the straight-line method over the estimated economic lives. As of December 31, 2015, the finite intangible asset consisted of our software platform with the estimated economic life of 8 years, which was acquired in 2015.

As of December 31, 2015, our intangible assets with indefinite lives mainly consisted of an acquired domain name which is measured on initial recognition at cost. The domain name may be used indefinitely without significant costs of renewal. The expected cash flows generated from the domain name is for an indefinite period. As a result, the domain name has been determined to have an indefinite useful life. The domain name is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist in accordance with ASC subtopic 350-30, Intangibles-Goodwill and other: General Intangibles Other than Goodwill, or ASC 350-30. We perform our annual impairment assessment for acquired indefinite intangible assets in December of each year.

Long-term investments

Our long-term investments consist of cost method investments and equity method investments.

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments, or ASC 325-20, with respect to investment made in an investee over which we do not have significant influence and which do not have readily determinable fair value, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since our investment. We regularly evaluate the impairment of the investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized in earnings is equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

Investments in entities in which we can exercise significant influence but do not own a majority equity interest or control in are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments-Equity Method and Joint Ventures, or ASC 323. Under the equity method, we record such investment at its cost and the difference between scuh cost and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Results of Operations

The following table sets forth a summary of our consolidated results of operations. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)

Consolidated Statement of Operations Data:
Revenues(*):
Flight and flight related services	551,122	1,171,229	2,206,948	340,694
Accommodation reservation services	194,030	347,281	1,472,925	227,380
Display advertising services	63,503	87,894	117,945	18,208
Other services	42,267	150,351	373,394	57,642

Total revenues	850,922	1,756,755	4,171,212	643,924
Cost of revenues	(173,395)	(454,902)	(1,433,237)	(221,253)

Gross profit	677,527	1,301,853	2,737,975	422,671
Operating expenses
Product developments(1)	(319,021)	(774,511)	(2,578,528)	(398,056)
Product sourcing(1)	(67,271)	(316,903)	(785,385)	(121,243)
Sales and marketing(1)	(315,506)	(890,861)	(2,671,637)	(412,430)
General and administrative(1)	(129,209)	(399,914)	(3,388,467)	(523,089)
Online marketing expenses for Baidu Zhixin Cooperation	—	(699,983)	(37,178)	(5,739)
Contract termination loss provision	—	(64,485)	—	—
Operating loss	(153,480)	(1,844,804)	(6,723,220)	(1,037,886)
Interest income (expenses), net	4,757	31,329	(110,233)	(17,017)
Foreign exchange gain (loss), net	1,469	(20,739)	(64,106)	(9,896)
Other income (loss), net	1,057	4,873	(25,161)	(3,884)
Fair value change in warrant liability	—	—	(397,987)	(61,439)

Loss before income tax	(146,197)	(1,829,341)	(7,320,707)	(1,130,122)
Income tax expense	(41,092)	(17,560)	(22,784)	(3,517)
Equity in loss of affiliated companies, net of tax	—	—	(5,840)	(902)

Net loss	(187,289)	(1,846,901)	(7,349,331)	(1,134,541)

Net loss attributable to noncontrolling interests	—	—	(6,622)	(1,022)

Net loss attributable to Qunar Cayman Islands Limited’s shareholders	(187,289)	(1,846,901)	(7,342,709)	(1,133,519)

Non-GAAP Financial Data

Adjusted net loss(2)	(117,662)	(812,759)	(2,092,168)	(322,975)
Adjusted EBITDA(2)	(51,669)	(743,151)	(1,818,697)	(280,759)
Adjusted operating loss(2)	(83,853)	(810,662)	(1,903,469)	(293,845)

*                 Starting from January 2015, we present our revenues by the primary business lines of flight and flight related services, accommodation reservation services, display advertising services and other services. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

(1) Share-based compensation expenses were allocated in the operating expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Product developments	20,784	59,884	1,299,625	200,628
Product sourcing	2,117	2,958	151,864	23,444
Sales and marketing	5,417	12,565	310,604	47,949
General and administrative	35,389	190,963	3,020,480	466,281
Total share-based compensation expenses	63,707	266,370	4,782,573	738,302

(2) For discussions and reconciliations of these non-GAAP measures, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Total Revenues. Our total revenues increased by 137.4 % from RMB1,756.8 million in 2014 to RMB4,171.2 million (US$643.9 million) in 2015. This increase was primarily due to increases in flight and flight related services revenue and accommodation reservation services revenue.

Flight and flight related revenues. Our flight and flight related revenue increased by 88.4%, from RMB1,171.2 million in 2014 to RMB2,206.9 million (US$340.7 million) in 2015. Year-on-year flight and flight related revenue growth was primarily due to increases in revenue per ticket and in TEFT.

Accommodation reservation revenues. Our accommodation reservation revenue increased from RMB347.3 million in 2014 to RMB1,472.9 million (US$227.4 million) in 2015, an increase of 324.1% year-on-year. Excluding revenues generated from our merchant model program, where revenues were booked on a gross basis, accommodation reservation revenues were RMB956.9 million (US$147.7 million) in 2015, an increase of 175.5% year-on-year. The growth in our year-on-year accommodation reservation revenue was primarily due to an increase in TEHR.

Display advertising revenues. Our display advertising revenues increased by 34.2%, from RMB87.9 million in 2014 to RMB117.9 million (US$18.2 million) in 2015, primarily due to increases in the average spending per customer from RMB482,934 in 2014 to RMB675,227 (US$104,237) in 2015.

Other revenues. Our other revenues increased by 148.3% from RMB150.4 million in 2014 to RMB373.4 million (US$57.6 million) in 2015, primarily due to increases in packaged tour services revenue and tickets revenue.

Cost of revenues. Our cost of revenues increased by 215.1%, from RMB454.9 million in 2014 to RMB1,433.2 million (US$221.3 million) in 2015, primarily due to the cost of products incurred by our merchant model program starting in 2015, and increases in online payment processing fees and sales tax and related surcharges.

Cost of products. Our cost of products represents the costs of the air tickets and hotel rooms paid by us to the airlines and hotels, which we began to incur in 2015 when we started our merchant model program.

Online payment processing fees. Our online payment processing fees, which we began to incur since the first quarter of 2014, increased by 55.1%, from RMB125.2 million in 2014 to RMB194.2 million (US$30.0 million) in 2015, as a result of an increase in trading transaction volume.

Data acquisition costs. Our data acquisition costs increased by 36.9%, from RMB61.8 million in 2014 to RMB84.6 million (US$13.1 million) in 2015, as a result of an increase in our total number of flight search queries.

Bandwidth and server hosting costs. Our bandwidth and server hosting costs increased by 57.4%, from RMB28.1 million in 2014 to RMB44.2 million (US$6.8 million) in 2015, as a result of the addition of server hosting and bandwidth to support the growth of our user traffic and our services.

Depreciation. Our depreciation costs increased by 151.1%, from RMB17.8 million in 2014 to RMB44.7 million (US$6.9 million) in 2015, primarily due to the depreciation of additional servers we have acquired to support our business expansion.

Others. Other cost of revenues increased by 64.6%, from RMB57.1 million in 2014 to RMB93.9 million (US$14.5 million) in 2015, primarily due to an increase in short-message service fees that resulted from increased transaction volume.

Sales tax and related surcharges. Our sales tax and related surcharges increased by 55.4%, from RMB164.9 million in 2014 to RMB256.2 million (US$39.6 million) in 2015, which was due to the increase in our total revenues.

Operating Expenses. Our total operating expenses increased by 200.7%, from RMB3,146.7 million in 2014 to RMB9,461.2 million (US$1,460.6 million) in 2015, primarily due to increases in general and administrative expenses, product developments expenses and product sourcing expenses, which were partly offset by the decrease in online marketing expense for the Baidu Zhixin Cooperation.

Product developments expenses. Our product developments expenses increased by 232.9%, from RMB774.5 million in 2014 to RMB2,578.5 million (US$398.1 million) in 2015, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and the employee share exchange program, and an increase in salary, welfare and other expenses associated with headcount increases.

Product sourcing expenses. Our product sourcing increased by 147.8%, from RMB316.9 million in 2014 to RMB785.4 million (US$121.2 million) in 2015, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and employee share exchange program, and an increase in product sourcing headcount

Sales and marketing expenses. Our sales and marketing expenses increased by 199.9%, from RMB890.9 million in 2014 to RMB2,671.6 million (US$412.4 million) in 2015, primarily due to a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and employee share exchange program, stepped up discretionary expenditures to acquire new mobile users through offline channels, and to a lesser degree due to an increase in online marketing expenses as well as salary and welfare expenses as a result of increased headcount. The headcount expenses under sales and marketing were primarily expenses related to personnel with operational functions, including our customer service staff, photographers, editors, and staff responsible for data analysis.

General and administrative expenses. Our general and administrative expenses increased by 747.3%, from RMB399.9 million in 2014 to RMB3,388.5 million (US$523.1 million) in 2015, primarily as a result of a significant increase in share-based compensation expenses resulting from issuances under our new 2015 share incentive plan and employee share exchange program, and an increase in salary and welfare expenses associated with headcount increases.

Online marketing expense for Baidu Zhixin Cooperation. Online marketing expenses for the Baidu Zhixin Cooperation decreased by 94.7%, from RMB700.0 million 2014 to RMB37.2 million (US$5.7 million) in 2015. The decrease was primarily due to the termination of the Baidu Zhixin Cooperation in the second quarter of 2015.

Contract termination loss provision. A loss provision of RMB64.5 million was recorded in 2014 as a result of the legal proceedings between eLong and us. In 2015, the litigation was settled and no such provision was incurred.

Income Tax Expense. Our income tax expense was RMB22.8 million (US$3.5 million) in 2015, as compared with RMB17.6 million in 2014. The increase in income tax expense was primarily due to an increase in valuation allowance against certain deferred tax assets.

Net Loss. As a result of the foregoing, our net loss increased to RMB7,349.3 million (US$1,134.5 million) in 2015 from RMB1,846.9 million in 2014.

Adjusted Net Loss. Our adjusted net loss increased to RMB2,092.2 million (US$323.0 million) in 2015 from RMB812.8 million in 2014. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures” for discussions and reconciliations of non-GAAP measures.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total Revenues. Our total revenues increased by 106.5% from RMB850.9 million in 2013 to RMB1,756.8 million in 2014.  This increase was primarily due to increases in flight and flight related services revenue and accommodation reservation services revenue.

Flight and flight related revenues. Our flight and flight related revenue increased by 112.5%, from RMB551.1 million in 2013 to RMB1,171.2 million in 2014. Year-on-year flight and flight related revenue growth was primarily due to increases in revenue per ticket and TEFT.

Accommodation reservation revenues. Our accommodation reservation revenue increased by 79.0% from RMB194.0 million in 2013 to RMB347.3 million in 2014. Year-on-year accommodation reservation revenue growth was primarily due to increase in TEHR.

Display advertising revenues. Our display advertising revenues increased by 38.4%, from RMB63.5 million in 2013 to RMB87.9 million in 2014, primarily due to increases in the average spending per customer from RMB387,214 in 2013 to RMB482,934 in 2014.

Other revenues.  Our other revenues increased by 255.7% from RMB42.3 million in 2013 to RMB150.4 million in 2014, primarily due to increases in packaged tour services and tickets revenue.

Cost of revenues. Our cost of revenues increased by 162.4%, from RMB173.4 million in 2013 to RMB454.9 million in 2014, primarily due to online payment processing fee recorded in cost of revenues and increases in data acquisition cost and sales tax and surcharges.

Online payment processing fees. Our online payment processing fees, which we began to incur since the first quarter of 2014, amounted to RMB125.2 million in 2014.

Data acquisition costs. Our data acquisition costs increased by 55.5%, from RMB39.7 million in 2013 to RMB61.8 million in 2014, as a result of an increase in our total number of flight search queries.

Bandwidth and server hosting costs. Our bandwidth and server hosting costs increased by 142.0%, from RMB11.6 million in 2013 to RMB28.1 million in 2014, as a result of the addition of server hosting and bandwidth to support the growth of our user traffic and our services.

Depreciation. Our depreciation costs increased by 91.6%, from RMB9.3 million in 2013 to RMB17.8 million in 2014, primarily due to the depreciation of additional servers we have acquired to support our business expansion.

Others. Other cost of revenues increased by 96.1%, from RMB29.1 million in 2013 to RMB57.1 million in 2014, primarily due to an increase in service fees.

Sales tax and related surcharges. Our sales tax and related surcharges increased by 97.1%, from RMB83.6 million in 2013 to RMB164.9 million in 2014, which was due to the increase in our total revenues.

Operating Expenses. Our total operating expenses increased by 278.7%, from RMB831.0 million in 2013 to RMB3,146.7 million in 2014, primarily due to online marketing expense in connection with the launch of our hotel direct business, contract termination loss provision in 2014 in connection with the legal proceedings between eLong and us and increases in our sales and marketing expenses, product development expenses, product sourcing expenses and general and administrative expenses.

Product developments expenses. Our product developments expenses increased by 142.8%, from RMB319.0 million in 2013 to RMB774.5 million in 2014, primarily due to an increase in salary, benefits and other headcount-related expenses associated with the growth of the product developments team.

Product sourcing expenses. Our product sourcing increased by 371.1%, from RMB67.3 million in 2013 to RMB316.9 million in 2014, primarily due to increases in salary and benefits in 2014 as a result of the increased headcount in our product sourcing force in 2014.

Sales and marketing expenses. Our sales and marketing expenses increased by 182.4%, from RMB315.5 million in 2013 to RMB890.9 million in 2014, primarily due to increased spending for the acquisition of user traffic to our mobile and website platform and an increase in salary and benefits in 2014 as a result of the increased headcount booked under the sales and marketing line in 2014.

General and administrative expenses. Our general and administrative expenses increased by 209.5%, from RMB129.2 million in 2013 to RMB399.9 million in 2014, primarily as a result of a substantial increase in share-based compensation expenses and an increase in salary and benefits resulting from increases in headcount and average salaries.

Online marketing expense for Baidu Zhixin Cooperation. Online marketing expenses for the Baidu Zhixin Cooperation for fiscal year 2014 were RMB700.0 million compared to nil for 2013, as it was launched on January 2014. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

Contract termination loss provision. A loss provision was recorded in the amount of RMB64.5 million in 2014 as a result of the legal proceedings between eLong and us compared to nil in 2013.

Income Tax Expense. Our income tax expense was RMB17.6 million in 2014, as compared with RMB41.1 million in 2013. The decrease in income tax expense was primarily due to our decrease in taxable income as a result of increased loss before tax and partially offset by increased deemed profit arising from our travel-related services.

Net Loss. As a result of the foregoing, our net loss increased to RMB1,846.9 million in 2014 from RMB187.3 million in 2013.

Adjusted Net Loss. Our adjusted net loss increased to RMB812.8 million in 2014 from RMB117.7 million in 2013. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures” for discussions and reconciliations of non-GAAP measures.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were increases of 2.6%, 2.0% and 1.4%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.            LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

Our principal sources of liquidity have been our sale of shares, cash generated from operating activities as well as the proceeds from our initial public offering in November 2013 and our offering of additional shares and convertible notes in June 2015. Our cash and cash equivalents consist of cash on hand and demand bank deposits and our short-term investment consists of low-risk investments with maturities between three months and one year when acquired. As of December 31, 2015, we had RMB6,929.8 million (US$1,069.8 million) in cash, cash equivalents, restricted cash, funds receivable and short-term investment.

We entered into a revolving credit facility agreement with Baidu with a principal amount of US$300.0 million on February 27, 2014. The agreement has a term of three years with an interest rate of 90% of the benchmark lending rate published by the People’s Bank of China. We drew down an amount of RMB507.0 million (US$78.3 million) and RMB627.0 million (US$96.8 million) from this facility on March 12 and May 4, 2015, respectively. As of December 31, 2015, US$175.1 million were outstanding under this credit facility. We repaid our loans under this facility in full in March 2016.

We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2013 and 2014. On September 14, 2015, we obtained a RMB denominated loan in the principal amount of RMB643.5 million (US$99.3 million) from Xiamen International Bank at an annual interest rate of 1.62%. This short-term bank loan matures in one year and is guaranteed by a deposit of RMB650.0 million by an overseas subsidiary.

On June 17, 2015, we issued convertible notes in the aggregate amount of US$500 million to Gaoling Fund, L.P., YHG Investment, L.P. and SL Camel Holdco Limited. The convertible notes are our senior unsecured obligations and bear interest at a rate of 2.0% per annum from the issuance date, payable semiannually on June 17 and December 17 of each year. The notes have a maturity date of June 17, 2021, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The convertible notes are convertible at any time, at the holder’s option, into our ADSs at an initial conversion price of US$55 per ADS, subject to adjustment under the terms of the indenture dated June 17, 2015, as amended on August 17, 2015 and November 24, 2015. The holders of the convertible notes may require us to repurchase the notes held by them at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a fundamental change, as defined in the indenture for the notes, include a change in control of our company. We have also entered into a registration rights agreement with the purchasers of the convertible notes, providing for customary demand registration rights and piggyback registration rights with respect to the resale of the convertible notes and the Class B ordinary shares and ADSs issuable upon conversion of the convertible notes. Each of Gaoling Fund, L.P., YHG Investment, L.P. and SL Camel Holdco Limited has irrevocably waived and relinquished its right to convert the respective convertible notes held by it. In January 2016, SL Camel Holdco Limited, Gaoling Fund, L.P. and YHG Investment, L.P. transferred all of the convertible notes held by them, free of conversion rights, to Ctrip.

In March 2016, we obtained a RMB denominated loan with a principal amount of RMB1,773.8 million (US$273.8 million) from Ctrip.  This loan is interest-free and has a term of three years.  Ctrip may require us to repay this loan upon 60 days’ prior written notice or upon the occurrence of certain event specified therein.

We have been able to meet our working capital needs and we believe that we will be able to meet our working capital needs in the next 12 months with our cash balance and operating cash flow. We may, however, need additional capital in the future to fund our continued business growth.

We have also started to make strategic investments starting in 2014, and intend to continue to make such strategic investments in the future that will complement our business.  Our long-term investments totaled RMB713.0 million (US$110.1 million) as of December 31, 2015.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used for operating activities	(59,919)	(435,724)	(2,044,824)	(315,666)
Net cash (used for) provided by investing activities	(524,738)	230,840	(1,197,594)	(184,876)
Net cash provided by financing activities	1,432,081	15,001	6,314,159	974,737
Effect of exchange rate changes on cash and cash equivalents	(15,806)	22,726	230,937	35,651
Net increase (decrease) in cash and cash equivalents	831,618	(167,157)	3,302,678	509,846
Cash and cash equivalents at the beginning of the year	148,511	980,129	812,972	125,501
Cash and cash equivalents at the end of the year	980,129	812,972	4,115,650	635,347

Operating Activities

Net cash used for operating activities in 2015 was approximately RMB2,044.8 million (US$315.7 million), which was primarily attributable to (i) our net loss of RMB7,349.3 million (US$1,134.5 million) in 2015; (ii) an increase in prepayments and other current assets of RMB1,059.6 million (US$163.6 million) and (iii) an increase in restricted cash of RMB860.7 million (US$132.9 million), which were partly offset by (i) non-cash charges from operating activities of RMB5,428.2 million (US$838.0 million), which primarily included share-based compensation expenses of RMB4,781.3 million (US$738.1 million) and fair value change in warrant liability of RMB398.0 million (US$61.4 million), and (ii) an increase in accrued expenses and other current liabilities of RMB1,935.7 million (US$298.8 million).

Net cash used for operating activities in 2014 was approximately RMB435.7 million, which was primarily attributable to (i) our net loss of RMB1,846.9 million in 2014; (ii) an increase in accounts receivable of RMB67.7 million, primarily due to the increased volume in our flight and flight related and accommodation reservation services and displaying advertising services; (iii) an increase in prepayments and other current assets of RMB193.6 million and (iv) an increase in funds receivables of RMB172.0 million, offset by (i) the increase in accrued expenses and other current liabilities of RMB717.1 million; (ii) the adjustment of online-marketing expenses for the Baidu Zhixin Cooperation of approximately RMB700.0 million and other non-cash charges from operating activities of RMB320.5 million, which primarily included share-based compensation expenses of RMB265.9 million and depreciation expenses of RMB52.0 million and (iii) an increase in customer advances and deposits of RMB94.3 million, primarily due to the increased volume of flight and flight related and accommodation reservation services that require our customers to pay in advance.

Net cash used for operating activities in 2013 was approximately RMB59.9 million, which was primarily attributable to (i) our net loss of RMB187.3 million in 2013; (ii) the adjustment of non-cash charges from operating activities of RMB85.9 million, which primarily included the share-based compensation expenses of RMB58.2 million and depreciation expenses of RMB22.7 million; (iii) an increase in fund receivables of RMB210.3 million and an increase in restricted cash of RMB114.5 million, offset by the increase in accrued expenses and other current liabilities of RMB289.9 million; (iv) an increase in accounts receivable of RMB61.3 million, primarily due to the increased volume of displaying advertising services and (v) an increase in customer advances and deposits of RMB95.6 million, primarily due to the increased volume of flight and flight related services that require our customers to pay in advance.

Investing Activities

Net cash used for investing activities was RMB1,197.6 million (US$184.9 million) in 2015, primarily due to (i) payments to purchase long-term investments of RMB646.0 million (US$99.7 million), (ii) payments to purchase short-term investments of approximately RMB599.4 million (US$92.5 million), and (iii) payments for the acquisition of property and equipment of RMB199.7 million (US$30.8 million), which were partly offset by the net proceeds we received from the maturity of short-term investments of RMB260.0 million (US$40.1 million).

Net cash provided by investing activities was RMB230.8 million in 2014, primarily due to the net proceeds we received from the maturity of short-term investments of RMB497.7 million, which was primarily offset by acquisition of property and equipment of RMB160.8 million and long-term investments of RMB103.2 million.

Net cash used for investing activities was RMB524.8 million in 2013, primarily due to the net amounts used for the purchase of the short-term investments.

Financing Activities

Net cash provided by financing activities totaled approximately RMB6,314.2 million (US$974.7 million) in 2015, primarily due to (i) the net proceeds received from issuance of long-term debt (net of issuance costs) of RMB3,050.7 million (US$471.0 million), (ii) the net proceeds received from the issuance of our Class B ordinary shares (net of offering costs) of RMB1,932.1 million (US$298.3 million), (iii) the loans obtained from related parties of RMB1,773.8 million (US$273.8 million), and (iv) the proceeds received from short-term loan of RMB643.5 million (US$99.3 million), which were partly offset by (i) the restricted cash pledged on short-term loan of RMB650.0 million (US$100.3 million), and (ii) the loan to related parties of RMB649.9 million (US$100.3 million).

Net cash provided by financing activities totaled approximately RMB15.0 million in 2014, primarily due to proceeds of RMB15.0 million from exercise of share options.

Net cash provided by financing activities totaled approximately RMB1,432.1 million in 2013, primarily attributable to the proceeds of RMB354.6 million from issuance of ordinary shares in March 2013 and RMB1,083.3 million from our initial public offering and concurrent private placement in November 2013.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in servers, computers, other office equipment, domain name and trademark. We had capital expenditures of RMB39.3 million, RMB163.6 million and RMB200.6 million (US$31.0 million) in 2013, 2014 and 2015, respectively. We expect to incur in 2016 a similar amount in capital expenditures as in 2015, primarily on servers, computers and other office equipment and leasehold improvements in the ordinary course of our business. We intend to fund such capital expenditures with our cash on hand. Actual future capital expenditures may differ from the amounts indicated above. We will continue to make capital expenditures to meet the expected growth of our operations and we expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

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

In 2013, 2014 and 2015, our product developments expenses, including share-based compensation expenses for research and development staff, were RMB319.0 million, RMB774.5 million and RMB2,578.5 million (US$398.1 million), respectively, representing 37.5%, 44.1 % and 61.8 % of our total revenues for 2013, 2014 and 2015, respectively. Our research and development expenses consist primarily of personnel-related costs.

D.            TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2015 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2015.

			Payments Due by Period
	Total		Within
	RMB	US$	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands, unless otherwise specified)
Contractual Obligations
Short-term loan(1)	643,500	99,339	643,500	—	—	—
Long-term debt(2)	3,249,400	501,621	—	—	—	3,249,400
Operating lease commitments(3)	290,072	44,779	224,957	62,508	2,607	—
Total	4,182,972	645,739	868,457	62,508	2,607	3,249,400

(1) On September 14, 2015, we obtained a RMB denominated loan with a principal amount of RMB643.5 million (US$99.3 million) from Xiamen International Bank at an annual interest rate of 1.62%. The short-term bank loan matures in one year and is guaranteed by a deposit of RMB650.0 million (US$100.3 million) by an overseas subsidiary.

(2) On June 17, 2015, we issued US$500.0 million in senior unsecured convertible notes. The notes bear interest at a rate of 2.0% per annum with a maturity date of June 17, 2021, and are payable semiannually on June 17 and December 17 of each year.

(3) Total expenses for all operating leases were approximately RMB51.3 million, RMB163.1 million and RMB248.1 million (US$38.3 million) for 2013, 2014 and 2015, respectively.

Capital Commitments

Our capital commitments relate primarily to commitments in connection with the expansion and improvement of our network infrastructure and renovation of our offices. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB29.8 million and RMB11.3 million (US$1.7 million) as of December 31, 2014 and 2015, respectively. All of the commitments relating to improvement of network infrastructure and renovation of our offices are to be fulfilled within the next year.

In addition, as of December 31, 2015, we have contractual commitments to make additional investments contingent on the achievement of certain conditions by three existing investees with a total maximum amount of RMB20.0 million (US$3.1million).

Loss contingencies

With respect to display advertising services, we regularly provide such services at a discount to our standard rates, which is consistent with industry practice in the PRC. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The VAT pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current VAT rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to VAT at the standard rates of services. We currently are of the opinion that such free elements do not amount to deemed services for VAT purposes and the VAT for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the VAT pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The maximum estimated amount for this reasonably possible contingency as of December 31, 2015 was RMB7.2million (US$1.1 million).

Legal contingency

On September 6, 2013, we terminated a distribution agreement early with one of our travel service providers, eLong, due to eLong’s failure to make its international hotel inventories available on our platform within the agreed time period. Subsequently, eLong filed a complaint with an intermediary court in Beijing for a civil suit against us, alleging breach of contract by us and sought (i) a declaration that the notice to terminate the aforementioned agreement was null and void and (ii) damages in the amount of approximately RMB140.7 million to compensate for alleged losses suffered by the travel service provider in connection with our early termination of the aforementioned agreement.

On July 1, 2015, we received the final judgment from the Beijing High People’s Court with respect to the contract dispute with eLong over the distribution agreement. In the final judgment, the court held that we should prospectively credit to eLong’s advertisement account with us an amount of RMB137.4 million (US$21.2 million) corresponding to the period up to June 30, 2016, and both parties should continue to perform its respective obligations under the distribution agreement. Such credits will not be redeemable for cash but may be used by eLong for prospective advertising services provided by us.

G.           SAFE HARBOR

See “Forward-looking Statements” on page 3 of this annual report.

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

Name	Age	Position/Title
James Jianzhang Liang	46	Chairman of the Board of Directors
Zhenyu Chen	39	Director and Chief Executive Officer
Xiaolu Zhu	32	Chief Financial Officer
Qiang Zhang	33	Chief Operating Officer
Jimmy Lai	59	Independent Director
Jianmin Zhu	47	Independent Director
Ying Shi	40	Independent Director

Mr. James Jianzhang Liang has served as our director since October 26, 2015 and as the chairman of our board of directors since January 4, 2016. Mr. Liang also currently serves on the boards of Ctrip (where he has served as chairman of the board since August 2003), Home Inns Group, Tuniu Corporation, and eHi Car Services Limited. Mr. Liang is one of the co-founders of Ctrip, and has served as its chief executive officer from 2000 to January 2006 and resumed the role of chief executive officer from March 2013. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his Ph.D. degree from Stanford University and his master’s and bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Mr. Zhenyu Chen is our chief executive officer and has been a member of our board of directors since January 4, 2016. Mr. Chen joined us in March 2010 as vice president for products and mobile development. He became our executive vice president and head of our mobile business group in November 2014. Mr. Chen was responsible for the development of Qunar’s mobile application and the growth of the mobile business. Prior to joining us, Mr. Chen was chief technology officer and co-founder of Zhuaxia.com from December 2005 to June 2009. Mr. Chen worked at Baidu, Inc. from January 2001 to November 2005, first as an engineer, and was later promoted to senior manager of the search department. Mr. Chen received his bachelor’s degree in computer software from Wuhan University of Hydraulic and Electrical Engineering in 1999.

Mr. Xiaolu Zhu has been our chief financial officer since January 4, 2016. Mr. Zhu joined us in November 2014 and served as our senior director of strategy and investor relations. His responsibilities covered strategy and business analysis, investor relations, capital markets activities and international investment. Prior to joining us, Mr. Zhu was vice president of finance at Lashou Group Inc. and was in charge of all financial, investor relations and legal related matters. Before that, Mr. Zhu worked at Goldman Sachs where he worked on multiple IPOs and M&A transactions of Chinese Internet and technology companies. Mr. Zhu received his L.L.B. from Peking University and J.D. from Duke University.

Mr. Qiang Zhang has been our chief operating officer since January 4, 2016. Mr. Zhang joined us in January 2014 as vice president and the head of the then newly founded destination services business unit. He became our executive vice president and head of the destination services business group in September 2015. Mr. Zhang also helped to develop our mobile business. Mr. Zhang previously worked at Alibaba Group and Meituan.com, and as general manager of the southern region at Meituan prior to joining us. Mr. Zhang received his bachelor’s degree in computer science from the Air Force Engineering University.

Mr. Jimmy Lai has served as our director and chairman of the audit committee since January 4, 2016. Mr. Lai has served as the chief financial officer of China Online Education Group since June 2015 and is also an independent director of Sky-mobi Limited, a Nasdaq-listed company. Prior to joining China Online Education Group, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a leading mobile entertainment platform company in China. Prior to that, Mr. Lai served as the chief financial officer of Gamewave Corporation, a leading webgame company in China from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China from 2009 to 2011. Mr. Lai received his MBA in accounting from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Mr. Jianmin Zhu has served as our director since January 4, 2016. Mr. Zhu currently serves as chief executive officer of FanXiang Investment Management, which he founded in 2014. He is also one of the co-founders of Infecon Information Technology and worked as its advisor from 2012 to 2013. Prior to starting his own business in 2012, Mr. Zhu worked at Ctrip as a vice president for 12 years. Prior to that, Mr. Zhu worked with Compaq as senior adviser and with RPTI International as chief technology officer. Mr. Zhu holds a bachelor’s degree from Shanghai JiaoTong University.

Ms. Ying Shi has served as our director since January 4, 2016. She has been the founder and director of instructors of Shiva Yoga Media since 2008. Prior to that, Ms. Shi worked extensively in the travel industry in China. Ms. Shi holds a bachelor’s degree from Shandong University.

B.                                    COMPENSATION

For the fiscal year ended December 31, 2015, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB9.1million (US$1.4 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

2007 Share Plan

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

Business Unit Incentive Plan. In order to stimulate business performance and growth in the long term, we established the “Business Unit Incentive Plan” as part of our 2007 Share Plan in January 2013. Under the “Business Unit Incentive Plan,” we set up long-term performance targets for each business unit. The Board of Directors may grant options to its employees of the business units to purchase an aggregate of no more than 10.8 million Class B ordinary shares with the exercise price of US$0.01 if the business units meet the long-term performance targets. On November 25, 2014, our Board of directors approved an extension of the Business Unit Incentive Plan to cover employees of additional business units. The total number of our Class B ordinary shares to be issued under the Business Unit Incentive Plan was increased to 18.0 million. These options shall be vested within two quarters after the grant date. The Board of Directors has to approve individual option grants before the options are granted. The Business Unit Incentive Plan was terminated in November 2015. Prior to its termination, approximately 15.3 million options have been granted to our employees under our Business Unit Incentive Plan. We do not plan to grant additional options under the Business Unit Incentive Plan in the future.

2015 Share Plan

On November 18, 2015, our board of directors approved our 2015 share incentive plan, or the 2015 Share Plan, to promote the success and enhance the value of our company, and provide additional incentives to our employees, directors and consultants. The maximum number of ordinary shares that may be issued under the 2015 Share Plan was 28,476,795 as of December 31, 2015.

Plan Administration. The 2015 Share plan is administered by our board of directors or a committee consisting of one or more members of our board of directors as appointed by the board of directors.

Types of Awards. The 2015 Share Plan permits grants of stock option, restricted share and restricted share unit awards.

Award Agreements. Each grant of options and other awards under the 2015 Share Plan shall be evidenced by an award agreement between the award recipient and our company.

Eligibility. Only our employees, non-employee directors and consultants are eligible to receive award grants under the 2015 Share Plan.

Term of Awards. The term of options granted under the 2015 Share Plan shall not exceed ten years. Options and other awards under the 2015 Share Plan are generally subject to forfeiture following the termination of an award recipient’s employment or service to our company, subject to certain exceptions and to the terms of the relevant award agreement between the award recipient and our company.

Vesting Schedule and Other Restrictions. The administrators of our 2015 Share Plan have sole discretion in determining the individual vesting schedules and other restrictions applicable to options and other awards granted under the 2015 Share Plan.

Termination of the 2015 Share Plan. Our 2015 Share Plan shall terminate automatically 10 years after the date of its adoption by our board of directors. Our board of directors may amend, suspend or terminate the plan at any time and for any reason.

Employee Share Exchange Program

Pursuant to the terms of the Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between our company and Ctrip, or the Framework Agreement, we agreed to an employee share exchange program with Ctrip pursuant to which (i) outstanding Qunar ordinary shares and ADSs beneficially owned by Qunar employees as of December 9, 2015, (ii) outstanding equity-based awards, including awards we had committed in writing to grant under our 2007 Share Plan as of December 9, 2015, when vested and exercised, and (iii) all equity-based awards to be granted pursuant to the Framework Agreement under our 2015 Share Plan, when vested and exercised, were exchangeable for Ctrip ADSs at the ratio of one Qunar ADS to 0.725 Ctrip ADSs, as adjusted for any stock split, stock dividend, change in the ratio of ordinary shares to ADSs or similar event. Ctrip effected an ADS ratio change in December 2015, whereby eight Ctrip ADSs, instead of four Ctrip ADSs, came to represent one Ctrip ordinary share. Accordingly, the exchange ratio for Ctrip ADSs in the employee share exchange program was adjusted to one Qunar ADS to 1.45 Ctrip ADSs. The employee share exchange program became effective starting on December 14, 2015.  As of March 31, 2016, approximately 67.2 million of our ordinary shares (including ordinary shares in the form of ADSs) have been exchanged for Ctrip ADSs representing approximately 4.1 million Ctrip ordinary shares.

The following table summarizes, as of March 31, 2016, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2007 Share Plan and our 2015 Share Plan.

	Ordinary Shares	Exercise
	Underlying	Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Chenyu Chen	*	0.01	November 18, 2015	November 17, 2025

Xiaolu Zhu	*	0.01	November 18, 2015	November 17, 2025

Qiang Zhang	*	0.01	November 18, 2015	November 17, 2025

Other individuals as a group	16,627,662	0.01-1.4076	November 28, 2007 — January 1, 2016	November 27, 2017 — December 31, 2025
Total	17,793,165

*                      The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

C.                                    BOARD PRACTICES

Board of Directors

Our board of directors currently consists of five directors, three of whom are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Rules. We intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

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

Audit Committee

Our audit committee consists of three directors, namely Mr. Jimmy Lai, Mr. Jianmin Zhu and Ms. Ying Shi, and is chaired by Mr. Jimmy Lai. Each of Mr. Jimmy Lai, Mr. Jianmin Zhu and Ms. Ying Shi satisfies the “independence” requirements of the NASDAQ Stock Market Rules and the Securities and Exchange Commission, or the SEC regulations. In addition, our board of directors has determined that Mr. Jimmy Lai is qualified as an audit committee financial expert within the meaning of SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of three directors, namely Mr. James Jianzhang Liang, Mr. Jimmy Lai and Ms. Ying Shi, and is chaired by Mr. James Jianzhang Liang. Each of Mr. Jimmy Lai and Ms. Ying Shi satisfies the “independence” requirements of the NASDAQ Stock Market Rules and the SEC regulations. We intend to follow home country practice that permits a compensation committee to contain directors who do not meet the definition of “independence” within the meaning of Rules 5605(a)(2) and 5605(d)(2)(A) of the NASDAQ Rules. We intend to follow home country practice in lieu of complying with Rule 5605(d)(2)(A) of the NASDAQ Rules, which requires the compensation committees of U.S. companies to be comprised solely of independent directors. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely Mr. James Jianzhang Liang, Mr. Zhenyu Chen and Mr. Jianmin Zhu, and is chaired by Mr. James Jianzhang Liang. Mr. Jianmin Zhu satisfies the “independence” requirements of the NASDAQ Stock Market Rules and the SEC regulations. We intend to follow home country practice that permits a nominations committee to contain directors who do not meet the definition of “independence” within the meaning of Rule 5605(a)(2) of the NASDAQ Rules. We intend to follow home country practice in lieu of complying with Rule 5605(e)(1)(B) of the NASDAQ Rules, which requires that nominations committees of U.S. companies be comprised solely of independent directors. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    EMPLOYEES

As of December 31, 2015, we had approximately 8,600 full-time employees, including over 2,700 in product developments, approximately 3,000 in product sourcing, approximately 2,400 in the teams responsible for data analysis, call center, editors and photographers and other functions that are booked under the sales and marketing line, and approximately 500 in general administration and others.

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

E.                                    SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares, as of March 31, 2016:

•                  each person known to us to beneficially own 5% or more of our ordinary shares; and

•                  each of our directors and executive officers.

Beneficial ownership includes voting or investment power with respect to the securities. The calculations in the table below are based on a total of 434,347,172 ordinary shares outstanding as of March 31, 2016, comprising 7,345,925 Class A ordinary shares and 427,001,247 Class B ordinary shares, including Class B ordinary shares represented by our ADSs.

Shares Beneficially Owned
Name	Number	Percentage(1)
Directors and Executive Officers:
James Jianzhang Liang	—	—
Zhenyu Chen	*	*
Xiaolu Zhu	*	*
Qiang Zhang	*	*
Jimmy Lai	—	—
Jianmin Zhu	—	—
Ying Shi	—	—
All directors and executive officers as a group	*	* %
Principal Shareholders:
Ctrip.com International, Ltd.(2)	190,152,519	43.8%
M Strat Holdings GP, Ltd.(3)	85,748,724	19.7%
Viking Global Investors LP(4)	25,568,241	5.9%
Momentum Strategic Holdings GP, Ltd. (5)	24,621,642	5.7%

*                 Upon exercise of all options currently exercisable or vesting within 60 days of March 31, 2016, would beneficially own less than 1% of our total outstanding shares.

(1)             For each person and group included in this table, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2016, by the sum of (1) 434,347,172, which is the total number of our ordinary shares outstanding as of March 31, 2016, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after March 31, 2016.

(2)             According to the Schedule 13D filed with the SEC on November 5, 2015, Ctrip beneficially owned 190,152,519 of our Class B ordinary shares that were directly held by Ctrip.com International Ltd, a company listed on the NASDAQ Global Select Market.  According to the Schedule 13D, Ctrip acquired our Class B ordinary shares pursuant to the Ctrip Transaction in October 2015, where Baidu sold 178,702,519 of our Class A ordinary shares and 11,450,000 of our Class B ordinary shares that were beneficially owned by Baidu to Ctrip in exchange for ordinary shares of Ctrip.  The Class A ordinary shares automatically converted into Class B ordinary shares upon the closing of the Ctrip Transaction.  The address of Ctrip is 99 Fu Quan Road, Shanghai 200335, The People’s Republic of China. We do not have further information with respect to any changes in Ctrip’s beneficial ownership of our shares subsequent to November 5, 2015.

(3)             According to the Schedule 13G filed with the SEC on April 1, 2016, M Strat Holdings GP, Ltd. was deemed to beneficially own 85,748,724 of our Class B ordinary shares, including (i) 38,696,652 of our Class B ordinary shares directly held by M Strat Holdings GP, Ltd. and (ii) 47,052,072 of our Class B ordinary shares in the form of American depositary shares held by M Strat Holdings, L.P. According to the Schedule 13G, M Strat Holdings GP, Ltd. is the sole general partner of M Strat Holdings, L.P. The address of M Strat Holdings GP, Ltd. is the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY19008, Cayman Islands. We do not have further information with respect to any changes in M Strat Holdings GP, Ltd.’s beneficial ownership of our shares subsequent to April 1, 2016.

(4)             According to the amendment to the Schedule 13G filed with the SEC on February 16, 2016, Viking Global Investors LP was deemed to beneficially own 25,568,241 of our Class B ordinary shares in the form of American depositary shares. The address of Viking Global Investors LP is 55 Railroad Avenue, Greenwich, Connecticut 06830, United States. We do not have further information with respect to any changes in Viking Global Investors LP’s beneficial ownership of our shares subsequent to February 16, 2016.

(5)             According to the Schedule 13G filed with the SEC on April 7, 2016, Momentum Strategic Holdings GP, Ltd. was deemed to beneficially own 24,621,642 of our Class B ordinary shares, which were held directly in the form of American depositary shares by Momentum Strategic Holdings, L.P. According to the Schedule 13G, Momentum Strategic Holdings GP, Ltd. is the sole general partner of Momentum Strategic Holdings, L.P. The address of Momentum Strategic Holdings GP, Ltd. is the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. We do not have further information with respect to any changes in Momentum Strategic Holdings GP, Ltd.’s beneficial ownership of our shares subsequent to April 7, 2016.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. On all matters subject to shareholders’ vote and put to a vote on a poll, holders of Class A ordinary shares are entitled to three votes per share, while holders of Class B ordinary shares are entitled to one vote per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of March 31, 2016, approximately 39.3% of our ordinary shares were held of record by one holder in the United States, Deutsche Bank Trust Company Americas, in the form of ADSs. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

See Item 6.E.

B.            RELATED PARTY TRANSACTIONS

The below sets forth a summary of our material transactions with our related parties. Please also see Note 13 to our consolidated financial statements included elsewhere in this annual report for further information.

Contractual Arrangements with Our Consolidated Variable Interest Entity and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we operate our business through contractual arrangements between Beijing Qunar Software Technology Company Limited, our WFOE in China, and Qunar.com Beijing Information Technology Company Limited, our VIE in China.

We originally obtained control over our VIE in October 2006 through a series of contractual arrangements, including an exclusive services agreement and other related agreements. Such contractual arrangements were amended and restated in October 2012 and further supplemented in April 2013. In December 2015, after the Ctrip Transaction, Qunar Cayman, our WFOE, our VIE, Chenchao (CC) Zhuang and the Baidu nominee entered into a share transfer agreement with two individuals, Ms. Hui Cao and Mr. Hui Wang, who are employees of Ctrip. Pursuant to this agreement, Chenchao (CC) Zhuang and the Baidu nominee transferred their shares in our VIE, together with their rights and obligations under certain relevant contractual arrangements, to Ms. Cao and Mr. Wang. In March 2016, after the completion of this share transfer, Ms. Cao and Mr. Wang held 60.0% and 40.0% of the equity interest in our VIE, respectively. Subsequently, we entered into a similar contractual arrangement with Ms. Cao and Mr. Wang, as described below.

Exclusive Technical Consulting and Services Agreement. Pursuant to the restated exclusive technical consulting and services agreement between our VIE and the WFOE, which was restated on March 23, 2016, the WFOE provides technical, marketing and management consulting services to our VIE on an exclusive basis. In consideration for these services, our VIE pays the WFOE based on a set formula defined in this agreement. During the term of this agreement, the WFOE has the right to adjust the service fee at its sole discretion without the consent of our VIE. Based on the formula provided in this agreement, the service fee payable by our VIE to the WFOE has been nil to date. The WFOE will exclusively own any intellectual property arising from its performance of this agreement. This restated exclusive technical consulting and services agreement remains in effect until terminated unilaterally by the WFOE or by mutual consent.

Loan Agreement. Pursuant to the loan agreement entered into among the WFOE and the shareholders of our VIE dated March 23, 2016, the WFOE granted interest-free loans of RMB6.6 million and RMB4.4 million to Ms. Cao and Mr. Wang, respectively. The WFOE may request repayment of these loans at its sole discretion with prior notice. The loans are only repayable by each such shareholder through a transfer of his or her equity interest in our VIE to the WFOE or its designated party, in proportion to the amount of the loan to be repaid. Furthermore, each shareholder of our VIE agrees that the total consideration from the transfer or sale of any equity interest or assets of our VIE shall first be applied to the outstanding balance under this loan agreement and the restated exclusive technical consulting and services agreement. This loan agreement will continues in effect indefinitely until such time when (i) the VIE shareholders receive a repayment notice from the WFOE and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless the WFOE sends a notice indicating otherwise within 15 calendar days after it is aware of such event.

Equity Option Agreement. Pursuant to the equity option agreement entered into among us, the WFOE, our VIE and each shareholder of our VIE on March 23, 2016, each shareholder of our VIE granted the WFOE and us or our designated persons the exclusive and irrevocable rights to purchase part or all of their equity interests in our VIE. We may decide, in our sole discretion, whether the rights granted under the agreement will be exercised by us or by the WFOE. We may determine the form of payment in consideration for the equity interest purchased pursuant to this agreement. In the event of liquidation or dissolution of our VIE, all assets of our VIE shall be sold to the WFOE and us at the lowest selling price permitted by applicable PRC laws and any proceeds from the sale, together with any residual interest in our VIE, shall be remitted to the WFOE and us immediately. Each of our VIE’s shareholders may not transfer any part of his or her equity interest to any party other than us or our designated party, and may not pledge or create or permit any security interest or similar encumbrance to be created on all or any part of his or her equity interest. We and the WFOE, together, are obligated, to the extent permitted by law, to provide financing support to our VIE to ensure the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and the WFOE, together, will not request repayment if the shareholders of our VIE are unable to repay. The equity option agreement will remain effective with respect to each of our VIE’s shareholders until all of his or her equity interest has been transferred or we terminate the agreement unilaterally with 30 days’ prior written notice.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement among the WFOE and each of our VIE’s shareholders dated March 23, 2016, each of our VIE’s shareholders agreed to pledge all of his or her equity interests in our VIE, along with all rights, titles and interests in connection with and arising from such equity interest, to the WFOE as collateral to ensure the performance of his or her obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement. The WFOE may enforce this pledge upon the occurrence of a settlement event or as required by PRC laws as specified therein, such as the termination or expiration of the aforementioned exclusive technical consulting and services agreement or equity option agreement, the insolvency or potential insolvency of our VIE or its shareholders, or an event of default specified therein. The pledge, along with this agreement, must be registered with the SAIC and will become effective upon such registration. This agreement expires when all obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement have been satisfied or when each of the VIE shareholders completes a transfer of his or her equity interest pursuant to the aforementioned equity option agreement so that he or she no longer holds any equity interest in our VIE. In enforcing the pledge, the WFOE is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. We are in the process of registering the equity interest pledge with SAIC.

Power of Attorney. Each of the shareholders of our VIE has executed a power of attorney dated March 23, 2016, irrevocably authorizing an appointee of the WFOE, who shall be approved by us, to exercise, in a manner approved by us, on the shareholder’s behalf his full rights as a shareholder of our VIE as granted by applicable laws and the our VIE’s articles of association, including but not limited to full voting rights and the right to sell or transfer any or all of the shareholder’s equity interest in our VIE. Each such power of attorney is effective until such time as the relevant shareholder of our VIE no longer holds any equity interest in our VIE.

Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel

We entered into an Internet Advertising Framework Contract with Baidu in February 2012 to purchase online marketing services from Baidu for a term of one year and renewed annually. Our total advertising expenses under the renewed Internet Advertising Framework Contract shall be no less than RMB66.0 million for 2015. Our total online marketing payment under the Internet Advertising Framework Contract was RMB81.2 million, RMB165.1 million and RMB84.2 million (US$13.0 million), respectively, in 2013, 2014 and 2015.

We entered into the Zhixin Cooperation Agreement with Baidu in October 2013. Under the Zhixin Cooperation Agreement, Baidu agreed to grant us the exclusive right to operate the “Zhixin” platform and other products, or the Cooperation Platform, which allows users to conduct additional searches or make purchases. Baidu also agreed to guarantee the minimum page views generated from users of the Cooperation Platform, which will be no less than 2,190 million, 2,190 million and 2,196 million page views for the years 2014, 2015 and 2016, respectively. Under the Zhixin Cooperation Agreement, we agreed to use our best business efforts to operate the Cooperation Platform and to achieve benchmark revenue of RMB1,910 million during the initial term of the agreement, and Baidu will be entitled to 76% of the revenues in excess of such benchmark revenue. If we fail to meet the applicable benchmark revenue, and Baidu fails to fulfill 90% of the applicable minimum traffic guarantee, the number of underlying Class B ordinary shares issuable upon exercise of the relevant batch of warrants with respect to that year would be adjusted downward in proportion to the deficit of the benchmark minimum traffic guarantee.  The Cooperation Platform was officially launched on January 1, 2014 and the services pursuant to the Zhixin Cooperation Agreement commenced on the same day. On June 1, 2015, Baidu and we agreed to terminate the Zhixin Cooperation Agreement with immediate effect. We agreed that Baidu would pay us a cash consideration of RMB207.0 million (US$32.0 million) in connection with such termination. The consideration received from Baidu as our vendor was presumed to be a reduction of the price of the services provided by Baidu. We incurred online marketing expenses under the Zhixin Cooperation Agreement of RMB700.0 million and RMB37.2 million (US$5.7 million) in 2014 and 2015, respectively, of which nil and RMB143.6 million (US$22.2 million) were recognized as deductions to online marketing expense in 2014 and 2015, respectively. Concurrently with the termination of Zhixin Cooperation Agreement, Baidu fully exercised the first independent tranche of the Baidu warrants for services provided to us in 2014 into 11,450,000 of our Class B ordinary shares for no additional consideration. As of December 31, 2015, there are no additional warrants outstanding held by Baidu.

In 2014, one of our consolidated entities entered into a deed of declaration of trust with a related party of our company to jointly establish a new business entity in connection with the launch of our smart lodging business. The deed of declaration of trust was terminated in March 2016.

On February 27, 2014, we entered into a US$300.0 million revolving credit facility agreement with Baidu. The agreement has a term of three years and any drawdown bears an annual interest rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. We drew down RMB507.0 million (US$78.3 million) and RMB627.0 million (US$96.8 million) on March 12, 2015 and May 4, 2015 respectively, pursuant to the revolving credit facility agreement described above. We repaid these amounts in full in March 2016.

On June 1, 2015, we entered into a business cooperation agreement with Baidu, under which Baidu agrees to grant us an exclusive right to integrate our hotel information and products into the personal computer and mobile versions of Baidu Maps. We may also display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. In return, we agreed to pay Baidu a cash amount calculated as a certain percentage of the gross revenue generated pursuant to this agreement. This agreement will expire in May 2016, subject to renewal negotiation between both parties.

On October 26, 2015, we received a RMB denominated loan of RMB639.8 million (US$98.8 million) from Baidu. The loan bore interest at a rate of 4.14% per annum with a repayment term of 12 months. We repaid this loan in full in March 2016. On October 27, 2015, Baidu obtained a US dollar denominated loan of US$100.0 million from us. The loan bore interest at a rate of 1.00% per annum with a repayment term of 12 months. We received the full repayment for this loan in March 2016.

In October 2015, we granted a loan amounting to RMB31.2 million (US$4.8 million) to an equity investee to supplement its working capital needs. Such investee repaid RMB6.2 million (US$1.0 million) to us in December 2015.

In December 2015, we agreed to an employee share exchange program with Ctrip.  Under this program, Ctrip agreed to issue approximately 5.1 million Ctrip ordinary shares to certain special purpose vehicles for the benefit of Qunar employees who agree to exchange their Qunar securities for Ctrip shares.  As of March 31, 2016, approximately 67.2 million of our ordinary shares (including ordinary shares in the form of ADSs) have been exchanged for Ctrip ADSs representing approximately 4.1 million Ctrip ordinary shares.

As of March 31, 2016, Ctrip holds our 2.0% convertible notes in the principal amount of US$500 million, which Ctrip purchased, free of conversion rights, from independent third parties in January 2016.  The initial holders of our convertible notes irrevocably waived and relinquished their rights to convert the convertible notes held by them prior to the sale of the convertible notes to Ctrip.  Ctrip, as the holder of the convertible notes, may require us to repurchase the notes held by it at 100% of the principal amount, plus any accrued and unpaid interest, upon the occurrence of a fundamental change, as defined in the indenture for the notes, include a change in control of our company. For more information on the convertible notes, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources.”

On March 10, 2016, we obtained a RMB denominated loan with a principal amount of RMB1,773.8 million (US$273.8 million) from Ctrip.  On the same date, Ctrip obtained a US dollar denominated loan from us with a principal amount of US$285.0 million.  Both loans are interest-free and have a term of three years.  Each party may require the other party to repay the loan upon 60 days’ prior written notice or upon the occurrence of certain event specified in the loan agreements.

In early 2016, we entered into certain cooperation agreements with Ctrip and its affiliated entities in order to permit Qunar and Ctrip to display and sell travel products, such as air tickets, hotels and car service products, sourced by the other party.

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

On November 5, 2013, we received a summons from the Beijing No.1 Intermediate People’s Court for a civil suit against us filed by eLong on October 17, 2013 in connection with the Inventory Distribution Agreement. In its complaint, eLong alleged breach of contract by us and sought (i) a declaration that our termination notice of the Inventory Distribution Agreement was null and void and (ii) damages in the amount of approximately RMB140.7 million to compensate for alleged losses suffered by eLong in connection with our early termination of the Inventory Distribution Agreement. On December 9, 2013, we filed a counterclaim against eLong for approximately RMB 8.1 million of commission fees due to us for services we provided to eLong under the Inventory Distribution Agreement before its termination. On January 10, 2014, eLong additionally sought damages in the amount of RMB11.2 million. On January 1, 2015, we received the judgment of the Beijing No.1 Intermediate People’s Court, which we and eLong both appealed to the Beijing High People’s Court. On July 1, 2015, we received the final judgment from the Beijing High People’s Court. In the final judgment, the court upheld the prior judgment of the Beijing No. 1 Intermediate People’s Court that (i) we shall prospectively credit to eLong’s advertisement account opened with us in the amount of approximately RMB137.4 million (US$21.2 million) corresponding to the period up to June 30, 2016, (ii) eLong shall pay us a commission of approximately RMB8.1 million (US$1.3 million) due under the Inventory Distribution Agreement, and (iii) the Inventory Distribution Agreement shall continue to be performed by both parties. The court also ordered us to pay eLong approximately RMB0.2 million (US$37,000) in legal fees and apportioned court fees between the parties.

Other than disclosed above, we are not currently party to any legal proceeding or investigation which we believe will have a material and adverse effect on our business or results of operations and, to our knowledge, there are no such material legal proceedings currently threatened against us. See “Item 5. Operating and Financial Review and Prospects— F. Contractual Obligations and Commercial Commitments” for more information.

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

The following table provides the high and low daily closing prices for our ADSs on the NASDAQ Global Market for the periods indicated. On April 13, 2015, the last reported closing price for our ADSs was US$44.04 per ADS.

	NASDAQ Global Market
	Closing Price per ADS		Average Daily
	High	Low	Trading Volume
	(US$)	(US$)	(in thousands of ADSs)
2013	29.57	24.70	859
2014	33.89	21.22	805
First Quarter	33.89	23.70	1,014
Second Quarter	32.28	21.22	709
Third Quarter	30.94	26.96	781
Fourth Quarter	29.02	24.22	713
2015	54.78	27.10	1,525
First Quarter	41.78	27.10	808
Second Quarter	52.89	41.56	1,474
Third Quarter	44.41	27.97	1,224
Fourth Quarter	54.78	30.01	2,559
October	48.54	30.01	3,554
November	45.03	35.08	2,813
December	54.78	44.45	1,333
2016
January	44.89	37.30	1,864
February	40.24	34.28	538
March	39.70	35.01	349
April (through April 13, 2016)	44.04	40.23	396

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

People’s Republic of China Taxation

PRC taxation with respect to us

The EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that any income received by a non-resident enterprise is subject to 10% withholding tax to the extent such income is sourced within the PRC and (i) such non-resident enterprise has no establishment or place of business in the PRC, or (ii) it has an establishment or place of business in the PRC but its income sourced within the PRC has no real connection with such establishment or place of business, unless otherwise exempted or reduced by tax treaties. Under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and other related PRC laws and regulations, the tax rate on dividends paid by a PRC resident enterprise to its immediate holding company incorporated in Hong Kong may be reduced to 5% if such Hong Kong resident enterprise owns over 25% of the equity interest of the PRC company distributing the dividends during the 12 consecutive months preceding the receipt of the dividends. As our Hong Kong subsidiary owns 100% of the WFOE, under the aforesaid arrangement, any dividends that the WFOE pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5%, subject to examinations by competent PRC tax authorities. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under Circular 601, such dividends would be subject to the withholding tax rate of 10%.

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

This discussion does not address any tax consequences associated with the “Medicare contribution tax” on “net investment income” or the effects of any U.S. state or local, or non-U.S. tax laws.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Distributions. Subject to the passive foreign investment company, or PFIC, rules described below, distributions (if any) paid on Class B ordinary shares or ADSs, other than certain pro rata distributions of Class B ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class B ordinary shares or ADSs (as applicable) and thereafter as capital gain. However, because we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend.

Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury and the passive foreign investment company rules discussed below, dividends (if any) paid to certain non-corporate U.S. Holders may be subject to reduced rates of U.S. federal income taxation if certain holding period and other requirements are met.  U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends in light of their particular circumstances.

Dividends will be treated as foreign-source income and will generally constitute passive category income for purposes of the foreign tax credit rules. As described in “Taxation—People’s Republic of China Taxation,” if we were deemed to be a PRC resident enterprise under the EIT Law, dividends paid by us might be subject to PRC withholding tax. For U.S. federal income tax purposes, the dividend income will include amounts withheld by us in respect of the PRC withholding tax. Subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty, as defined above, in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally would be creditable against a U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty generally will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability.  An eligible U.S. Holder who does not elect to claim a foreign tax credit for PRC tax withheld may instead be eligible to claim a deduction, for U.S. federal income tax purposes, in respect of such withholding but only for the year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The U.S. foreign tax credit rules are complex. U.S. Holders should consult their own tax advisors regarding the foreign tax credit rules in light of their particular circumstances.

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

As described in “Taxation— People’s Republic of China Taxation,” if we were deemed to be a PRC resident enterprise under the EIT law, gain on the sale of Class B ordinary shares or ADSs might be subject to PRC taxes. A U.S. Holder will generally be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons generally are treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, because under the Treaty such capital gains may be treated as PRC source, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gains as PRC-source income for purposes of crediting such PRC taxes against the U.S. Holders’ U.S. federal income tax liability with respect to such gains. U.S. Holders should consult their tax advisers regarding the tax consequences in the event PRC tax were to be imposed on a distribution of Class B ordinary shares or ADSs, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC source gain for U.S. foreign tax credit purposes in consideration of their particular circumstances.

Passive Foreign Investment Company Rules. In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of certain types of passive income or (ii) the average value (determined on a quarterly basis) of its assets that produce, or are held for the production of, passive income is 50% or more of the value of all its assets.

Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.  If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based upon the composition of our income and assets and estimates of the value of our assets, including goodwill, which estimates are based, in part, on the price of our ADSs, we do not believe we were a PFIC for our 2015 taxable year. However, the determination of whether we are a PFIC is made annually and depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of our ADSs, which is likely to fluctuate, and (ii) the composition of our income and assets from time to time.  In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any other taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities (including our VIE) in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the paragraph below on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held the Lower-tier PFIC’s shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class B ordinary shares or ADSs, the U.S. Holder, absent certain elections (including the mark-to-market and qualified electing fund elections described below), generally will be subject to adverse tax consequences (regardless of whether we continue to be classified as a PFIC). Generally, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class B ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the Class B ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on Class B ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the Class B ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

In certain circumstances, a U.S. Holder can avoid certain of the adverse rules described above by making a mark to market election with respect to its stock, provided that such stock is “marketable.” ADSs will be marketable if they are “regularly traded” for purposes of the mark-to-market election on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (for which no assurance can be given). NASDAQ, where our ADSs are listed, is a qualified exchange for this purpose.  It should be noted that our Class B ordinary shares are not listed on NASDAQ and therefore a U.S. Holder of Class B ordinary shares that are not represented by ADSs generally will not be eligible to make a mark-to-market election with respect to such shares if we were to be become a PFIC.  A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs.

A U.S. Holder that makes an effective mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in its ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in its ADSs over the fair market value of its ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains previously included in income. The adjusted tax basis of a U.S. Holder’s ADSs will be adjusted to reflect amounts included in gross income or allowed as a deduction because of such mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, gains from an actual sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of ADSs will be treated as ordinary losses to the extent of any net mark to market gains previously included in income.

A mark-to-market election is effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or if the Internal Revenue Service consents to the revocation of the election.  Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for making, a mark-to-market election and whether making the election would be advisable, including in light of their particular circumstances.

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by obtaining certain information from the PFIC and by making a qualified electing fund, or QEF, election to be taxed currently on its share of the PFIC’s undistributed income.  We do not, however, intend to provide U.S. Holders with the information necessary to make a QEF election, which if available could materially affect the tax consequences of the ownership and disposition of the Class B ordinary shares or ADSs if we were a PFIC.

If we were a PFIC for any year during which a U.S. Holder held our Class B ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the Class B ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status. In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If a U.S. Holder owns Class B ordinary shares or ADSs during any year in which we are a PFIC, such U.S. Holder will be required to file an annual information return on Internal Revenue Service Form 8621 regarding distributions received on, and any gain realized on the disposition of, our Class B ordinary shares or ADSs, and certain U.S. Holders will be required to file an annual information return (also on Internal Revenue Service Form 8621) relating to their ownership our Class B ordinary shares or ADSs.

U.S. Holders should consult their tax advisers regarding the operation of the PFIC rules and the U.S. federal income tax consequences of owning and disposing of our Class B ordinary shares or ADSs if we were a PFIC for any taxable year, including the advisability of making any election that may be available.

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

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their holding of Class B ordinary shares or ADSs, subject to certain exceptions (including an exception for Class B ordinary shares or ADSs held in accounts maintained by certain financial institutions) with their tax return for each year in which they hold Class B ordinary shares or ADSs. U.S. Holders should consult their own tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our Class B ordinary shares or ADSs.

F.                 DIVIDENDS AND PAYING AGENTS

Not applicable.

G.               STATEMENTS BY EXPERTS

Not applicable.

H.               DOCUMENTS ON DISPLAY

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, a registration statement on Form S-8, a registration statement on Form 8-A and a registration statement on Form F-3, including relevant exhibits and schedules under the Securities Act, covering the Class B ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the Class B ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.

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

I.                    SUBSIDIARY INFORMATION

For a list of our significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

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

E.                                    USE OF PROCEEDS

The following “Use of Proceeds” information relates to:

•                  the registration statement on Form F-1, as amended (File Number 333-191459) for our initial public offering of 12,777,650 ADSs (including the additional ADSs sold to the underwriters in connection with the over-allotment option), representing 38,332,950 Class B ordinary shares, which registration statement was declared effective by the SEC on October 31, 2013.

•                  the registration statement on Form F-3ASR, as amended (File Number 333-204626) for our 2015 follow-on offering of 6,842,106 ADSs (including the additional ADSs sold to the underwriters in connection with the over-allotment option), representing 20,526,318 Class B ordinary shares, which registration statement automatically became effective upon the filing of the Form F-3ASR on June 1, 2015.

We received net proceeds of approximately US$172.8 million from our initial public offering in 2013 and net proceeds of approximately US$310.9 million from our follow-on offering in 2015, respectively.  We incurred expenses and paid to others US$13.2 million for underwriting discounts and commissions and US$3.1 million for other expenses in connection with our initial public offering from the effective date of the registration statement for the initial public offering to December 31, 2013. We incurred expenses and paid to others US$12.0 million for underwriting discounts and commissions and US$2.1 million for other expenses in connection with our 2015 follow-on offering from the effective date of the registration statement to December 31, 2015.

For the period from October 30, 2013, the date that the F-1 registration statement for our initial public offering was declared effective by the SEC, through June 1, 2015, the date that our F-3ASR registration statement for our follow-on offering became effective, to December 31, 2015, the net proceeds received from these public offerings were primarily used as follows:

•                  approximately US$324.9 million for general corporate purposes, including working capital, acquisition of products, services or technologies, and acquisition of new users;

•                  approximately US$112.3 million for the acquisition of complementary businesses; and

•                  approximately US$46.5 million for investments in technology, infrastructure and product development efforts.

As of December 31, 2015, we have used all of the net proceeds from our initial public offering and our 2015 follow-on offering.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management, including our chief executive officer and our chief financial officer, has concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, management concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, independently assessed the effectiveness of our internal control over financial reporting. Ernst & Young Hua Ming LLP has issued an attestation report, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qunar Cayman Islands Limited

We have audited Qunar Cayman Islands Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Qunar Cayman Islands Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Qunar Cayman Islands Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Qunar Cayman Islands Limited as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2015 of Qunar Cayman Islands Limited and our report dated April 14, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 14, 2016

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jimmy Lai qualifies as an audit committee financial expert as such term is defined in Item 16A(b) of Form 20-F.

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

	For the year ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	7,325	11,277	1,741
Audit-related fees(2)	—	2,701	417
Tax fee(3)	429	360	56
Other fee(4)	13	13	2

(1)         “Audit fees” include the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements.

(2)         “Audit-related fees” represents aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our independent registered public accounting firm, which mainly included SAS 100 reviews of our interim financial statements.

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

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and qualify as a “foreign private issuer” under the Securities Act, which, pursuant to the NASDAQ Listing Rules, allows us to follow home country practice in lieu of the NASDAQ corporate governance requirements, subject to certain important exceptions. We are relying on certain exemptions available to foreign private issuers under the NASDAQ Listing Rules and are not obligated to comply with certain NASDAQ corporate governance requirements, including the requirements:

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

•                  that our board of directors hold regularly scheduled meetings at which only independent directors are present; and

•                  that our share incentive plans be approved by shareholders.

We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in fiscal year 2014. We held an annual meeting of shareholders on February 12, 2015 and we may hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

We are not required to and will not voluntarily meet the above requirements. As a result of our use of “foreign private issuer” exemption, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

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

2.5*	Note Purchase Agreement among Qunar Cayman Islands Limited, SL Camel Holdco Limited, Gaoling Fund, L.P., and YHG Investment, L.P., dated June 1, 2015

2.6*	Registration Rights Agreement among Qunar Cayman Islands Limited, SL Camel Holdco Limited, Gaoling Fund, L.P., and YHG Investment L.P., dated June 17, 2015

2.7*	Indenture among Qunar Cayman Islands Limited, U.S. Bank National Association as trustee and the Holders as defined therein, dated June 17, 2015

2.8*

Supplemental Indenture among Qunar Cayman Islands Limited, U.S. Bank National Association as trustee and the Holders as defined therein, dated August 17, 2015, to the Indenture by the same parties dated June 17,2015

2.9*

Second Supplemental Indenture among Qunar Cayman Islands Limited, U.S. Bank National Association as trustee and the Holders as defined therein, dated November 24, 2015, to the Indenture by the same parties dated June 17,2015, as supplemented

2.10*	Waiver Letter by Gaoling Fund, L.P. and YHG Investment, L.P. addressed to Qunar Cayman Islands Limited and U.S. Bank National Association, dated December 4, 2015

2.11*	Waiver Letter by SL Camel Holdco Limited addressed to Qunar Cayman Islands Limited and U.S. Bank National Association, dated January 4, 2016

4.1*	Amended and Restated 2007 Share Plan adopted on November 8, 2007, as amended on July 30, 2010, June 22, 2011, December 29, 2011, August 10, 2012, September 24, 2013 and February 12, 2015

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

4.13

Credit Facility Contract between the Registrant and Baidu, Inc. dated February 27, 2014 (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed with the Securities and Exchange Commission on April 29, 2014 )

4.14*	2015 Share Incentive Plan adopted on November 18, 2015

4.15*	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between Ctrip.com International Ltd. and Qunar Cayman Islands Limited, dated December 9, 2015

4.16*	Loan Agreement between Qunar Cayman Islands Limited and C-Travel International Limited, dated March 10, 2016

4.17*	Loan Agreement between Ctrip Travel Network Technology (Shanghai) Co., Ltd. and Beijing Qunar Software Technology Co., Ltd., dated March 10, 2016

4.18*

Restated Exclusive Technical Consulting and Services Agreement between Qunar.com Beijing Information Technology Company Limited and Beijing Qunar Software Technology Company Limited, dated March 23, 2016

4.19*	Loan Agreement among Beijing Qunar Software Technology Co., Ltd. and the shareholders of Qunar.com Beijing Information Technology Company Limited, dated March 23, 2016

4.20*

Equity Option Agreement among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Qunar.com Beijing Information Technology Company Limited and the shareholders of Qunar.com Beijing Information Technology Company Limited, dated March 23, 2016

4.21*	Equity Interest Pledge Agreement among Beijing Qunar Software Technology Company Limited and the shareholders of Qunar.com Beijing Information Technology Company Limited, dated March 23, 2016

4.22*	Power of Attorney by Wang Hui as shareholder of Qunar.com Beijing Information Technology Company Limited, dated March 23, 2016

4.23*	Power of Attorney by Cao Hui as shareholder of Qunar.com Beijing Information Technology Company Limited, dated March 23, 2016

8.1*	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-191459), initially filed with the Securities and Exchange Commission on September 30, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of TransAsia Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	RL Taxonomy Extension Presentation Linkbase Document

*                                         Filed with this annual report on Form 20-F

**                                  Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qunar Cayman Islands Limited

	By:	/s/ Zhenyu Chen
	Name:	Zhenyu Chen
	Title:	Chief Executive Officer

Date: April 14, 2016

QUNAR CAYMAN ISLANDS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qunar Cayman Islands Limited

We have audited the accompanying consolidated balance sheets of Qunar Cayman Islands Limited (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qunar Cayman Islands Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Qunar Cayman Islands Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 14, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China
April 14, 2016

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2014	2015
	Notes	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		812,972	4,115,650	635,347
Restricted cash		236,929	1,747,603	269,783
Accounts receivable, net	4	165,404	278,382	42,975
Funds receivable		413,084	715,365	110,433
Short-term investments		—	351,189	54,214
Due from related parties	13	39,951	813,123	125,525
Prepayments and other current assets	5	259,734	1,320,492	203,849
Deferred tax assets, current	12	22,859	80,513	12,429
Total current assets		1,950,933	9,422,317	1,454,555

Non-current assets:
Property and equipment, net	6	149,307	232,085	35,828
Intangible assets, net	8	2,849	12,689	1,959
Goodwill	8	—	10,755	1,660
Long-term investments, net	7	103,175	712,967	110,063
Deferred tax assets, non-current	12	—	111	17
Other non-current assets	20	61,453	114,621	17,694

Total non-current assets		316,784	1,083,228	167,221

Total assets		2,267,717	10,505,545	1,621,776

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2014	2015
	Notes	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities (including current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB893,558 and RMB2,754,149 (US$425,168) as of December 31, 2014 and 2015, respectively):

Customer advances and deposits		258,992	280,962	43,373
Due to related parties	13	6,305	1,961,500	302,803
Accounts payable		19,813	31,720	4,898
Salaries and welfare payable		201,433	418,431	64,595
Income tax payable		22,821	79,736	12,309
Accrued expenses and other current liabilities	10	1,155,547	3,134,951	483,953
Warrant liability	13	701,776	—	—
Short-term loan	9	—	643,500	99,339
Total current liabilities		2,366,687	6,550,800	1,011,270

Non-current liabilities (including non-current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB3,429 and RMB15,793 (US$2,438) as of December 31, 2014 and 2015, respectively):

Deferred tax liability, non-current		—	1,318	203
Long-term debt	11	—	2,658,357	410,380
Non-current liabilities		71,616	91,702	14,156
Total non-current liabilities		71,616	2,751,377	424,739

Total liabilities		2,438,303	9,302,177	1,436,009

Commitments and contingencies	22
Shareholders’ (deficit) equity:
Class A ordinary shares (par value of US$0.001 per share; 303,344,804 shares authorized as at December 31, 2014 and 2015, respectively; 224,299,179 and 13,517,672 shares issued and outstanding as at December 31, 2014 and 2015, respectively)	16	1,426	87	13
Class B ordinary shares (par value of US$0.001 per share; 496,655,196 shares authorized as at December 31, 2014 and 2015, respectively; 134,376,522 and 419,204,400 shares issued and outstanding as at December 31, 2014 and 2015, respectively)	16	831	2,638	407
Additional paid-in capital		2,069,313	10,647,579	1,643,703
Accumulated other comprehensive income	15	4,163	136,810	21,120
Statutory reserves		—	3,011	465
Accumulated deficit		(2,246,319)	(9,592,039)	(1,480,756)
Total Qunar Cayman Islands Limited’s shareholders’ (deficit) equity		(170,586)	1,198,086	184,952

Noncontrolling interests		—	5,282	815

Total shareholders’ (deficit) equity		(170,586)	1,203,368	185,767

Total liabilities and shareholders’ (deficit) equity		2,267,717	10,505,545	1,621,776

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share (or ADS) data)

		Years end December 31,
		2013	2014	2015
	Notes	RMB	RMB	RMB	US$
Revenues
Flight and flight related services		551,122	1,171,229	2,206,948	340,694
Accommodation reservation services		194,030	347,281	1,472,925	227,380
Display advertising services		63,503	87,894	117,945	18,208
Other services		42,267	150,351	373,394	57,642

Total revenues		850,922	1,756,755	4,171,212	643,924
Cost of revenues		(173,395)	(454,902)	(1,433,237)	(221,253)

Gross profit		677,527	1,301,853	2,737,975	422,671
Operating expenses:
Product developments		(319,021)	(774,511)	(2,578,528)	(398,056)
Product sourcing		(67,271)	(316,903)	(785,385)	(121,243)
Sales and marketing		(315,506)	(890,861)	(2,671,637)	(412,430)
General and administrative		(129,209)	(399,914)	(3,388,467)	(523,089)
Online marketing expense for Baidu Zhixin Cooperation	13	—	(699,983)	(37,178)	(5,739)
Contract termination loss provision	22	—	(64,485)	—	—

Operating loss		(153,480)	(1,844,804)	(6,723,220)	(1,037,886)
Interest income (expenses), net		4,757	31,329	(110,233)	(17,017)
Foreign exchange gain (loss), net		1,469	(20,739)	(64,106)	(9,896)
Other income (loss), net		1,057	4,873	(25,161)	(3,884)
Fair value change in warrant liability	13	—	—	(397,987)	(61,439)

Loss before income taxes		(146,197)	(1,829,341)	(7,320,707)	(1,130,122)
Income tax expense	12	(41,092)	(17,560)	(22,784)	(3,517)
Equity in loss of affiliated companies, net of tax	7	—	—	(5,840)	(902)

Net loss		(187,289)	(1,846,901)	(7,349,331)	(1,134,541)

Net loss attributable to noncontrolling interests		—	—	(6,622)	(1,022)

Net loss attributable to Qunar Cayman Islands Limited’s shareholders		(187,289)	(1,846,901)	(7,342,709)	(1,133,519)

Loss per share for ordinary shares
Basic and diluted	17	(0.61)	(5.26)	(19.14)	(2.95)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted	17	(1.83)	(15.78)	(57.42)	(8.85)
Weighted average number of ordinary shares used in computation:
Class A ordinary shares:
Basic	17	299,524,536	266,696,495	182,319,107	182,319,107
Diluted	17	299,524,536	266,696,495	182,319,107	182,319,107
Class B ordinary shares:
Basic	17	6,403,973	84,713,813	201,373,547	201,373,547
Diluted	17	305,928,509	351,410,308	383,692,654	383,692,654
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	15	(16,873)	32,639	132,647	20,477

Comprehensive loss		(204,162)	(1,814,262)	(7,216,684)	(1,114,064)

Comprehensive loss attributable to noncontrolling interests		—	—	(6,622)	(1,022)

Comprehensive loss attributable to Qunar Cayman Islands Limited’s shareholders		(204,162)	(1,814,262)	(7,210,062)	(1,113,042)

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		Years ended December 31,
		2013	2014	2015
	Notes	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(187,289)	(1,846,901)	(7,349,331)	(1,134,541)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation expenses	6	22,735	52,048	110,915	17,122
Amortization of intangible assets	8	—	—	1,146	177
Allowance for doubtful accounts	4	7,038	2,199	5,849	903
Impairment of long-term investments	7	—	—	39,425	6,086
Share-based compensation		58,170	265,924	4,781, 334	738,111
Online marketing expenses for Baidu Zhixin Cooperation	13	—	699,983	37,178	5,739
Marketing services contributed by a related party	13	5,920	3,304	—	—
Imputed interest on loan due to a related party	13	2,050	—	—	—
Fair value change in warrant liability	13	—	—	397,987	61,439
Interest expense on long-term debt				49,127	7,584
Payment of Employee Consenting Equity Right Holder (“CERH”) Fees		(9,982)	(2,980)	(583)	(90)
Equity in loss of affiliated companies		—	—	5,840	902
Changes in assets and liabilities
Restricted cash		(114,459)	(73,423)	(860,674)	(132,865)
Accounts receivable		(61,299)	(67,711)	(117,046)	(18,069)
Funds receivable		(210,284)	(171,962)	(301,665)	(46,569)
Due from related parties	13	(2,400)	(29,951)	(123,292)	(19,033)
Prepayments and other current assets	5	(21,233)	(193,630)	(1,059,551)	(163,567)
Deferred tax assets	12	(8,436)	(14,423)	(57,765)	(8,917)
Other non-current assets		(20,310)	(28,972)	(43,711)	(6,748)
Customer advances and deposits		95,598	94,313	21,970	3,392
Accounts payable		2,925	11,318	7,645	1,180
Due to related parties	13	4,292	1,813	181,395	28,003
Salaries and welfare payable		42,308	115,456	395,055	60,986
Income tax payable		4,598	17,057	(121,697)	(18,787)
Accrued expenses and other current liabilities	10	289,870	717,061	1,935,658	298,814
Non-current deferred tax liabilities		—	—	1,318	203
Non-current liabilities		40,269	13,753	18,649	2,879

Net cash used for operating activities		(59,919)	(435,724)	(2,044,824)	(315,666)

Cash flows from investing activities:
Acquisitions of property and equipment		(39,314)	(160,786)	(199,707)	(30,829)
Acquisition of intangible assets		—	(2,849)	(849)	(131)
Payments to purchase short-term investments		(671,165)	(242,901)	(599,441)	(92,538)
Proceeds from maturity of short-term investments		185,741	740,551	259,952	40,130
Payments for long-term investments		—	(103,175)	(646,039)	(99,731)
Acquisition of business, net of cash acquired		—	—	(11,510)	(1,777)

Net cash (used for) provided by investing activities		(524,738)	230,840	(1,197,594)	(184,876)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	16	354,586	—	—	—
Proceeds from issuance of Class B ordinary shares		1,102,232	—	1,943, 104	299,963
Proceeds from issuance of ordinary shares previously subject to escrow		17,298	—	—	—
Proceeds from exercise of share options		1,474	15,001	210,872	32,553
Loans from related parties	13	150,000		1,773,800	273,828
Repayment of loans due to related parties	13	(200,000)	—	—	—
Loans to related parties	13	(68,886)	—	(649,880)	(100,324)
Proceeds from repayment of loans due from related parties	13	98,975	—	—	—
Distribution	16	(4,638)	—	—	—
Proceeds from noncontrolling interests		—	—	3,000	463
Proceeds from short-term loan	9	—	—	643,500	99,339
Restricted cash pledged for short-term loan	9	—	—	(650,000)	(100,343)
Proceeds from issuance of long-term debt	11	—	—	3,103,303	479,067
Payment for ordinary share issuance cost		(18,960)		(10,974)	(1,694)
Payment for debt issuance cost	11	—	—	(52,566)	(8,115)
Net cash provided by financing activities		1,432,081	15,001	6,314,159	974,737

Effect of exchange rate changes on cash and cash equivalents		(15,806)	22,726	230,937	35,651
Net increase (decrease) in cash and cash equivalents		831,618	(167,157)	3,302,678	509,846
Cash and cash equivalents at beginning of the year		148,511	980,129	812,972	125,501

Cash and cash equivalents at end of the year		980,129	812,972	4,115,650	635,347

Supplemental cash flow disclosures:
Income taxes paid		8,852	4,319	4,010	619
Acquisitions of equipment included in accounts payable		122	3,408	1,407	217
Interests paid		—	—	35,013	5,405

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Additional paid- in capital	Accumulated other comprehensive(loss) income (note13)	Statutory reserves	Accumulated deficit	Total Qunar Cayman Islands Limited’s shareholders’ (deficit) equity	Noncontrolling interests	Total shareholders’ (deficit) equity
	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
									—
Balance at December 31, 2012	181,402,116	1,172	—	—	—	—	(716,364)	(11,603)	—	(212,129)	(938,924)	—	(938,924)

Net loss	—	—	—	—	—	—	—	—	—	(187,289)	(187,289)	—	(187,289)
Other comprehensive loss	—	—	—	—	—	—	—	(16,873)	—	—	(16,873)	—	(16,873)
Issuance of ordinary shares (Note 14)	21,662,296	135	—	—	—	—	354,451	—	—	—	354,586	—	354,586
Re-designation of ordinary shares to Class A ordinary shares (Note 14)	(203,064,412)	(1,307)	203,064,412	1,307	—	—	—	—	—	—	—	—	—
Conversion of Class A ordinary shares to Class B ordinary shares by a shareholder (Note 14)	—	—	(494,550)	(3)	494,550	3	—	—	—	—	—	—	—
Issuance of Class B ordinary shares (Note 14)	—	—	—	—	38,838,400	237	1,182,878	—	—	—	1,183,115	—	1,183,115
Initial public offering costs	—	—	—	—	—	—	(101,146)	—	—	—	(101,146)	—	(101,146)
Proceeds from issuance of ordinary shares previously subject to escrow (Note 1)	—	—	—	—	—	—	17,298	—	—	—	17,298	—	17,298
Distribution and payment of CERH Fees	—	—	—	—	—	—	(14,620)	—	—	—	(14,620)	—	(14,620)
Reclassification of the redeemable ordinary shares from mezzanine equity to Class A ordinary shares in permanent equity (Note 14)	—	—	100,280,392	610	—	—	998,056	—	—	—	998,666	—	998,666
Online marketing services contributed by a related party (Note 11)	—	—	—	—	—	—	5,920	—	—	—	5,920	—	5,920
Imputed interest on loan due to related party (Note 11)							2,050		—		2,050	—	2,050
Exercise of stock options	—	—	—	—	—	—	1,474	—	—	—	1,474	—	1,474
Share-based compensation	—	—	—	—	—	—	58,170	—	—	—	58,170	—	58,170

Balance at December 31, 2013	—	—	302,850,254	1,914	39,332,950	240	1,788,167	(28,476)	—	(399,418)	1,362,427	—	1,362,427

Net loss	—	—	—	—	—	—	—	—	—	(1,846,901)	(1,846,901)	—	(1,846,901)
Other comprehensive income	—	—	—	—	—	—	—	32,639	—		32,639	—	32,639
Distribution and payment of CERH Fees	—	—	—	—	—	—	(2,980)	—	—	—	(2,980)	—	(2,980)
Online marketing services contributed by a related party (Note 11)	—	—	—	—	—	—	3,304	—	—	—	3,304	—	3,304
Exercise of stock options	—	—	—	—	16,492,497	103	14,898	—	—	—	15,001	—	15,001
Share-based compensation	—	—	—	—	—	—	265,924	—	—	—	265,924	—	265,924
Transfer of Class A ordinary shares to Class B ordinary shares	—	—	(78,551,075)	(488)	78,551,075	488	—	—	—	—	—	—	—
Balance at December 31, 2014	—	—	224,299,179	1,426	134,376,522	831	2,069,313	4,163	—	(2,246,319)	(170,586)	—	(170,586)
Net loss	—	—	—	—	—	—	—	—	3,011	(7,345,720)	(7,342,709)	(6,622)	(7,349,331)
Other comprehensive income	—	—	—	—	—	—	—	132,647	—	—	132,647	—	132,647
Distribution and payment of CERH Fees	—	—	—	—	—	—	(583)	—	—	—	(583)	—	(583)
Exercise of stock options	—	—	—	—	42,070,053	270	210,602	—	—	—	210,872	—	210,872
Share-based compensation	—	—	—	—	—	—	4,781,334	—	—	—	4,781,334	—	4,781,334
Acquisition of subsidiaries	—	—	—	—	—	—	(3,848)	—	—	—	(3,848)	11,904	8,056
Exercise of Zhixin warrants	—	—	—	—	11,450,000	71	1,099,183	—	—	—	1,099,254	—	1,099,254
Issuance of Class B ordinary shares(Note 16)	—	—	—	—	20,526,318	127	1,932,003	—	—	—	1,932,130	—	1,932,130
Issuance of long-term debt (Note11)	—	—	—	—	—	—	559,575	—	—	—	559,575	—	559,575
Transfer of Class A ordinary shares to Class B ordinary shares (Note 16)	—	—	(210,781,507)	(1,339)	210,781,507	1,339	—	—	—	—	—	—	—
Balance at December 31, 2015	—	—	13,517,672	87	419,204,400	2,638	10,647,579	136,810	3,011	(9,592,039)	1,198,086	5,282	1,203,368
Balance at December 31, 2015, in US$		—		13		407	1,643,703	21,120	465	(1,480,756)	184,952	815	185,767

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

1.             ORGANIZATION

Qunar Cayman Islands Limited (the “Company” or “Qunar”) is a limited company incorporated on July 31, 2006 and domiciled in the Cayman Islands. The Company is principally engaged in the operation of an online travel commerce platform with the provision of flight and flight related services, accommodation reservation services, display advertising services and other services in the People’s Republic of China (“PRC”).

The Company’s principal subsidiaries and consolidated variable interest entities as of December 31, 2015 are as follows:

Company	Date of incorporation	Place of incorporation	Percentage of direct ownership by the Company
Principal subsidiaries of the Company:
Queen’s Road Travel Information Limited (“Queen’s Road”)	August 6, 2010	Hong Kong	100%
Beijing Qunar Software Technology Company Limited (“WFOE”)	October 10, 2006	PRC	100%
Shanghai Qianlima Network Technology Co. Ltd., a wholly owned subsidiary of the WFOE	November 16, 2012	PRC	100%
Principal Affiliated PRC Entities
Qunar.com Beijing Information Technology Company Limited (“Qunar.com”, “VIE”)	March 17, 2006	PRC	Nil
Beijing JiaXin HaoYuan Information Technology Company Ltd. (“Jiaxinhaoyuan”), a wholly owned subsidiary of the VIE	August 26, 2010	PRC	Nil
Beijing JinDuYuanYou Information Technology Company Ltd. (“Jinduyuanyou”), a wholly owned subsidiary of the VIE	December 12, 2011	PRC	Nil
Qingdao Yi Lu Tong Xing International Travel Agency Co., Ltd. (“Qingdao”), a wholly owned subsidiary of the VIE	April 12, 2012	PRC	Nil
Shenzhen Zhongchengtai Insurance Brokerage Co. Ltd. (“Zhongchengtai”), a wholly owned subsidiary of the VIE	September 9, 2013	PRC	Nil
Qunar.com (Tianjin) International travel Agency Co., Ltd. (“Tianjin Travel Agency”), a wholly owned subsidiary of the VIE	September 24, 2014	PRC	Nil

The VIE and its wholly-owned subsidiaries above are collectively known as the “principal Affiliated PRC Entities.”

On July 20, 2011, Baidu Holdings Limited subscribed to 181,402,116 of the Company’s ordinary shares, representing 62.01% of the equity interest of the Company (60% of the equity interest of the Company on a fully diluted basis) for a total consideration of US$ 306,000 (RMB1,976,515) (the “Baidu Transaction”). 85% of the total consideration or US$260,100 (RMB1,680,039) was remitted upon closing of the Baidu Transaction. The rest of the consideration amounting to US$45,900 was remitted to an escrow account which was released in full at the end of the escrow period in January 2013 as all the conditions related to the escrow were fulfilled.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

On November 1, 2013, the Company completed its initial public offering (“IPO”) and a private placement concurrently with the IPO on the NASDAQ Global Market raising total gross proceeds of US$194,192, representing 12,612,800 American Depositary Shares (“ADSs”) at the price of US$15.00 per ADS and 1,000,000 Class B ordinary shares at the price of US$5.00 per share. Each ADS represents three Class B ordinary shares. Upon the closing of the IPO, the total number of ordinary shares outstanding was 342,183,204, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares; and Baidu remains the Company’s controlling shareholder, holding 54.1% of the equity interest. Baidu, Inc., the parent company of Baidu, is the Company’s ultimate holding company.

On October 26, 2015, the Company’s largest shareholder, Baidu, Inc., exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its ownership interest in the Company for 11,488,381 ordinary shares of Ctrip.com International, Ltd.  (“Ctrip”). The exchange ratio was 1 Qunar ADS to 0.725 Ctrip ADSs.  Upon the completion of the transaction on October 26, 2015, Ctrip became the largest shareholder of the Company holding 190,152,519 Class B ordinary shares of Qunar. In December 2015, Ctrip issued approximately 4.0 million ordinary shares to certain special purpose vehicles for the benefit of Qunar employees in exchange for approximately 65.9 million of Qunar’s Class B ordinary shares as part of an employee share exchange program.  As a result of these transactions, under U.S. GAAP, Ctrip is deemed to be the beneficial owner of the ordinary shares of Qunar representing majority voting interest.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Based on the Exclusive Technical Consulting and Services Agreement, WFOE would charge the principal Affiliated PRC Entities service fees based on a predetermined formula with reference to the financial performances of the principal Affiliated PRC Entities. The service fees can be adjusted by the WFOE unilaterally. No service fee was charged to the principal Affiliated PRC Entities by the WOFE for the years ended December 31, 2013, 2014 and 2015 as the principal Affiliated PRC Entities did not generate sufficient profits.

Revenue-producing assets held by the principal Affiliated PRC Entities mainly consist of office computer equipment, servers and network equipment and software. The unrecognized revenue-producing assets mainly consist of licenses, domain names and trademarks which did not meet the recognition criteria set in ASC 350-30-25.

There was no pledge or collateralization of the principal Affiliated PRC Entities’ assets and the Company has not provided any financial support that was not previously contractually required to the Affiliated PRC Entities.

The carrying amounts and classifications of the assets and liabilities of Affiliated PRC Entities before eliminating intercompany balances and transactions between the principal Affiliated PRC Entities and other entities within the Group are as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	122,682	768,605	118,652
Restricted cash	207,589	944,488	145,804
Funds receivable	387,705	691,563	106,759
Accounts receivable, net	187,607	391,712	60,470
Prepaid expenses and other current assets	77,642	545,449	84,203
Deferred tax assets	16,755	66,452	10,258
Amount due from related parties[1]	11,331	100,379	15,496
Total current assets	1,011,311	3,508,648	541,642

Non-current assets:
Property and equipment, net	6,033	64,437	9,947
Long-term investments, net	58,375	485,445	74,940
Other non-current assets	11,502	59,082	9,121
Goodwill	—	10,755	1,660
Total non-current assets	75,910	619,719	95,668
Total assets	1,087,221	4,128,367	637,310

Current liabilities:
Customer advances and deposits	5,887	23,815	3,677
Accounts payable	70,834	77,523	11,968
Salaries and welfare payable	15,524	13,941	2,152
Accrued expenses and other current liabilities	782,758	2,044,266	315,580
Income tax payable	18,555	66,665	10,291
Amounts due to related parties	—	527,939	81,500
Amounts due to inter-companies[2]	182,926	1,504,524	232,258
Total current liabilities	1,076,484	4,258,673	657,426

Non-current liabilities:
Non-current liabilities	3,429	15,793	2,438
Total non-current liabilities	3,429	15,793	2,438
Total liabilities	1,079,913	4,274,466	659,864

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The financial performance and cash flows of Affiliated PRC Entities are as follows:

	Years ended December, 31
	2013	2014	2015
	RMB	RMB	RMB	US$

Revenues	82,474	371,555	1,333,367	205,836

Cost of revenues	45,298	215,981	1,009,694	155,870

Net income (loss)	4,966	(10,990)	(158,328)	(24,442)

Net cash provided by operating activities	41,181	94,178	628,207	96,978

Net cash used in investing activities	(961)	(65,109)	(513,174)	(79,220)

Net cash (used in) provided by financing activities	(50,000)	7,000	530,939	81,963

(1) Information with respect to related parties is discussed in Note 13.

(2) Amounts due to inter-companies mainly consist of payables to WFOE and other group companies resulting from expenses paid on behalf of the principal Affiliated PRC Entities for daily operations.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the provisions for accounts and funds receivable, loss on contracts,   useful lives of long-lived assets and intangible assets, fair value of warrant liability and other derivatives embedded in long-term debt and the cancelation rate of air travel facilitating services sold; determining the purchase price allocation of business combination and share-based compensation expenses; assessing the impairment of long-term investments, long-lived assets and goodwill, realizability of deferred tax assets, unrecognized tax benefits, display advertising revenue rebates and contingencies. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of 6.4778 per US$1.00 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Reclassification of revenue amounts

The Company presented revenues in the categories of flight and flight related, accommodation reservation, display advertising services and other services beginning January 1, 2015. Therefore, comparative amounts for the years ended December 31, 2013 and  2014 were reclassified to conform to the current year presentation. Such reclassifications had no effect on net loss, total assets, total liabilities or total shareholders’ (deficit) equity as previously reported.

Fair value of financial instruments

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, accounts receivable, funds receivable, short-term investments, due from and due to related parties, employee housing loan receivables (Note 20), customer advances and deposits, accounts payable, warrant liability, short-term loan and long-term debt. As of December 31, 2014 and 2015, the carrying values of these financial instruments, except for employee housing loan receivables, short-term loan, long-term debt and warrant liability, approximated their fair values due to the short-term nature of these instruments.

The fair value of the employee housing loan receivables, short-term loan and long-term debt have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The calculated fair value approximated the carrying amounts of the outstanding employee housing loan receivables, short-term loan and long-term debt.

The Baidu Warrants (Note 13) is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn each relevant tranche. The Company determined the fair value of warrant liability with the assistance of an independent third-party valuation firm.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Restricted cash also includes cash deposits held by the Company’s banks for the issuance of guarantee letters to the Company’s business partners and as guarantee for loans to subsidiaries.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments represented time deposits and financial products with original maturities exceeding three months but within twelve months held in various reputable financial institutions in the PRC.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful accounts is made when the collection of the full amount is no longer probable. Bad debts are written off as incurred.

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

Funds receivable

Funds receivable are cash due from third-party on-line payment service providers, net of service fees, for clearing transactions. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2014 and 2015, no allowance for doubtful accounts was provided for the funds receivable.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

* The Company’s apartment rental operations require the usage of digital locks to secure the apartments being rented out.

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

Intangible assets, net

Intangible assets with finite lives are carried at cost less accumulated amortization and are amortized using the straight-line method over the estimated economic lives. As of December 31, 2015, the finite intangible asset represented the software platform with the estimated economic life 8 years acquired in 2015 (Note 8).

Intangible assets with indefinite lives mainly comprised of an acquired domain name which is measured on initial recognition at cost. The domain name may be used indefinitely without significant costs of renewal. The expected cash flows generated from the domain name is for an indefinite period. As a result, the domain name has been assessed as having an indefinite useful life. The domain name is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Company performs its annual impairment assessment for acquired indefinite-lived intangible assets in December of each year.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses.

Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. The Company determined that it had only one reporting unit as of December 31, 2015.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Long-term investments, net

The Company’s long-term investments consist of cost method investments and equity method investments.

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

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and (iv) recognizing and measuring goodwill or a gain from a bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as a gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Convertible debt instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in earnings if it does not qualify for hedge accounting. The Company considers the Cash Conversion Subsections under ASC subtopic 470-20 (“ASC 470-20”), Debt with Conversion and Other Options, in accounting for its long-term debt that may be settled in cash or other assets upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under ASC 815.   ASC470-20  requires a convertible debt instrument to be separated into its liability and equity components by allocating the issuance proceeds to each of those components. The debt component is initially measured at its fair value considering all terms except the conversion option. The equity component is classified in stockholders’ equity (deficit) and measured as the residual amount. The resulting excess of the principal amount of the liability component over its carrying amount is amortized to interest cost using interest method. The equity component shall not be remeasured as long as it continues to meet the equity classification.

If a convertible debt instrument within the scope of the Cash Conversion Subsections contains embedded features other than the embedded conversion option, ASC 815 shall be applied to determine if any of those features must be separately accounted for as a derivative instrument. Transaction costs incurred with third parties other than the investors and that directly relate to the issuance of convertible debt instruments within the scope of the Cash Conversion Subsections are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively.

If an instrument within the scope of the ASC 470-20 is derecognized, the Company allocates the consideration transferred and transaction costs incurred to the extinguishment of the liability component and the reacquisition of the equity component.

To account for the extinguishment of the instrument, an amount equal to the fair value of the liability component immediately prior to extinguishment is deducted from the fair value of the total settlement consideration transferred and allocated to the liability component. Any difference between the amount allocated to the liability and the net carrying amount of the liability component, including any unamortized debt issue costs, is recognized in earnings as a gain or loss on debt extinguishment. Any remaining consideration is allocated to the reacquisition of the equity component and recognized as a reduction of shareholders’ equity.

Revenue recognition

The Company’s revenue is primarily derived from flight and flight related services, accommodation reservation services, display advertising services and other services. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, price is fixed or determinable and the collectability of the related fee is reasonably assured in accordance with ASC 605, Revenue Recognition (“ASC 605”). Specifically, contracts are signed to establish significant terms such as the price and specific services to be provided. The Company assesses the creditworthiness of its customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer advances and deposits.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

When flight and flight related services, display advertising services and other services arrangements with a customer involve multiple elements as defined in ASC 605-25, the total arrangement consideration is allocated to the separate deliverables on the basis of their relative selling price. Relative selling price is based on vendor specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available or management’s best estimate of selling price (“BESP”) if neither VSOE nor TPE are available. In determining its BESP for each deliverable, the Company considers its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverables were sold regularly on a standalone basis. In addition, the consideration allocated to the delivered element is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions. The Company monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

Flight and flight related services

Flight and flight related services revenues mainly represent commission revenues from reservations of air tickets and related services. The Company receives fees from OTAs and airlines for reservations and sales of flight related services, including the sales of insurance policies on the Company’s website and mobile platform. Fees from flight and flight related services are recognized as revenue, net of estimated cancellations, upon the issuance of flight tickets by OTAs or airlines. Estimated cancellations were insignificant for the years ended December 31, 2013, 2014 and 2015. The Company considers the above arrangements in accordance with ASC 605 and has concluded that it acts as an agent, generally, does not assume inventory risks. Therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss.

In 2015, the Company pre-purchases air tickets from airlines to sell on its website and mobile platform. On such transactions, the Company acts as the principal and presents revenues on a gross basis. Revenues recognized on a gross basis represent the sales prices of the air tickets sold and the costs of the air tickets paid to the airlines are recorded as “cost of revenues” in the consolidated statements of comprehensive loss.

Accommodation reservation services

The Company receives commissions from hotels and OTAs for hotel room reservations through the Company’s website and mobile platform. Fees from hotel reservation services are recognized upon the reservation of the hotel rooms or after confirmation with the hotel that the end user has completed his or her stay depending on the terms and conditions of the underlying contract. When the Company’s contracts with the hotels state that the Company earns the fees regardless of whether the end users complete their stay at the hotels, fees are recognized upon the reservation of the hotel room. The Company presents revenues from such transactions on a net basis where the Company acts as an agent which does not assume inventory risk for hotel room nights.

In 2015, the Company pre-purchases hotel rooms from hotels to sell on its website and mobile platform. On such transactions, the Company acts as the principal and presents revenues on a gross basis. Revenues recognized on a gross basis represent the sales prices of the hotel rooms sold and the costs of the hotel rooms paid to the hotels are recorded as “cost of revenues” in the consolidated statements of comprehensive loss.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Rebates provided to customers of display advertising services

The Company provides cash incentives in the form of rebates to certain advertising agencies based on the cumulative advertising volume during each fiscal year. Such rebates are recorded as a reduction of revenue in the period revenue is recognized. Rebates to advertising agencies amounted to RMB7,878, RMB11,925 and RMB19,155 (US$2,957) for the years ended December 31, 2013, 2014 and 2015, respectively.

Other services

The other services primarily represent commissions received from OTAs and local tour agencies for the reservation of vacation packages on the Company’s website, reservation of railway tickets and car tickets, third-party online payment platforms for payments originating from user online bookings through the Company’s website or mobile platform. The commission is based on a contracted percentage of the total payments processed. Revenue is recognized, on a net basis, when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met. When the Company acts as the principal in selling pre-purchased services such as vacation packages assuming inventory risk, the Company presents revenues on a gross basis in “Other services” in the consolidated statements of comprehensive loss.

Revenues from flight and flight related, accomodation reservation and other services booked on a gross basis were RMB604,519 (US$93,322) for the year ended December 31, 2015.

Coupon programs

In 2015, the Company launched various coupon programs through which the Company offers incentives to end users primarily under the services arrangements where the Company acts as an agent to its customers including OTA, airlines and hotels:

a.              Red pocket coupons

The Company issues “red pocket coupons” to end users upon their completion of certain actions unrelated to the purchases of customer products on the Company’s mobile platform, or from time to time, without any actions required from the end users. The red pocket coupons can be used primarily in future purchases of eligible customer products offered on the Company’s mobile platform reducing purchase price. The red pocket coupons expire at the end of the quarter during which they are issued.

b.              Consumption points program

The Company issued “consumption points” that the end users accumulate from purchases of all customer products offered on the Company’s website and mobile platform. Consumption points are convertible into red pocket coupons that can be used to reduce the purchase price of eligible customer products offered on the Company’s mobile platform in future purchases. The consumption points could convert to red pocket coupons which expire at the end of the quarter during which they are granted.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

c.               Product-specific coupons

Product-specific coupons for car service or movie tickets, issued with or without the end users completing current purchases on the Company’s platforms, can be used against future purchases of the same products to reduce purchase price. The product-specific coupons generally expire within 3 months from issuance.

As the end users are required to make future purchases of the customers’ products on the Company’s website or mobile platform to redeem the coupons, the Company recognizes the amounts of coupons redeemed by the end users as marketing expense when future purchases are made.  Whereas the Company presents coupons issued to end users in connection with current sales to customers as reduction of revenue.  When coupons are redeemed in sales under arrangements where the Company acts as the principal, the amount of coupons redeemed by customers are presented as reduction of revenue.

Cost of revenues

Cost of revenues consists primarily of sales taxes (including business tax and output value-added tax) and surcharges, cost of the air tickets and hotel rooms purchased from airlines and hotels, online payment processing fees, travel related data acquisition costs, bandwidth and server hosting costs, depreciation, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of flight and flight related services, accommodation reservation services, display advertising services and other services in the PRC. According to ASC 605, the Company includes such taxes incurred in cost of revenues which amounted to RMB83,641, RMB164,894 and RMB256,246 (US$39,558) for the years ended December 31, 2013, 2014 and 2015, respectively.

Advertising expenses

Advertising expenses, other than expense from Baidu Zhixin Cooperation (Note 13), which primarily includes online marketing expenses and brand marketing expenses through various other forms of media, are included in sales and marketing expenses in the consolidated statements of comprehensive loss. Online marketing expenses include search engine fees, link placement fees and contextual advertising placement fees for the acquisition of traffic to the Company’s website or mobile platform when incurred. Online marketing expenses also include expenses incurred for the promotion of the Company’s mobile applications. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 were RMB208,230, RMB595,476 and RMB1,737,490 (US$268,222), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Company had no capital leases as of December 31, 2014 and 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

For certain share options granted to corporate headquarter employees prior to December 9, 2015, there was a performance target that affects the exercisability of the award, which can be achieved after the requisite service period. That is, the employee was eligible to vest in the award regardless of whether the employee was rendering service on the date the performance target is achieved. The Company accounts for the performance target as a performance condition. As such, the performance target was not reflected in estimating the fair value of the award at the grant date. Compensation cost was recognized in the period in which it became probable that the performance target would be achieved. If the performance target became probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost was recognized prospectively over the remaining requisite service period.

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

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Warrants issued to non-employees

The Company accounted for the warrants issued to non-employees following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the warrants issued as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

For the warrants issued to non-employees that was classified as liabilities, it was measured at fair value at each reporting date until the final measurement date, which was the date of completion of services required to earn the warrants. The cost associated with the warrants issued was recognized ratably over the period of service required to earn each tranche of warrants. Upon vesting, the warrants continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-35 at every reporting period until the warrants were settled. Changes in the fair value of the vested warrants were recognized in earnings in the accompanying consolidated statements of comprehensive loss.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings Per Share. Basic loss per common share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method.  Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the years ended December 31,  2013, 2014 and 2015, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively (note 17). The participation rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion. As a result, and in accordance with ASC 260, Earnings Per Share, the undistributed income for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed income is allocated on a proportionate basis.

Basic loss per ordinary share is computed by dividing loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of share options, long-term debt and Baidu Warrants, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Company’s consolidated statements of comprehensive loss.

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

Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating segment as its reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash,  accounts and funds receivable, short-term investments,  and employee housing loan receivables (Note 21). The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. The deposits placed with financial institutions are not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Company performs on its customers’ financial conditions and ongoing monitoring process of outstanding balances. Funds receivable represent amount due from third-party payment service providers. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers to mitigate any risks associated with funds receivable. Employee housing loan receivables are typically unsecured. The risk is mitigated by the Company’s ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within expectations. No customer individually represented greater than 10% of the total accounts receivable as of December 31, 2014 and 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The Affiliated PRC Entities contributed 9.2%, 7.8% and 32.0% of the Company’s consolidated revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Foreign currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of RMB against US$ of approximately 2.8% in the year ended December 31, 2013 and depreciation of 2.5% and  4.4% in the years ended December 31, 2014 and 2015, respectively. It is difficult to predict how market forces or PRC or US government policy may impact the exchange rate between the RMB and the US$ in the future. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating its contracts with customers under the new standard and cannot currently estimate the financial statement impact of adoption.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), Interest — Imputation of Interest. To simplify presentation of debt issuance costs, ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company early adopted ASU 2015-03 in April 2015. The Company has determined and elected to early adopt the guidance.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In February, 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP.  The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.             Acquisitions

On January 31, 2015, the Company acquired 55% equity interest of a B2B flight ticket reservation company to enrich its products and achieve synergies with its existing operations for total consideration of RMB11,000 in cash. Goodwill recognized from the acquisition was RMB10,755 (US$1,660). On December 3, 2015, the Company further acquired remaining 45% equity interest from three noncontrolling shareholders with consideration of RMB6,300 (US$973) in cash. Concurrently, the Company provided RMB2,700 (US$417) in cash as compensation for key management future services. Such employee compensation expense is charged to the statements of comprehensive loss over future service period of one year on a straight line basis. The difference between the fair value of the consideration and the carrying amount of the noncontrolling interest was recognized in additional paid-in-capital.

No purchase price allocation or pro forma results of operation of this acquisition have been presented because management considers the effect of the acquisition is immaterial to the Company’s consolidated financial results.

The revenue and net loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive loss for the year ended December 31, 2015 were RMB2,893 (US$447) and RMB14,126 (US$2,181), respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

4.              Accounts receivable, net

	As of December 31,
	2014	2015
	RMB	RMB	US$
Accounts receivable	176,273	294,253	45,425
Less: allowance for doubtful accounts	(10,869)	(15,871)	(2,450)

	165,404	278,382	42,975

The movements in the allowance for doubtful accounts were as follows:

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
Balance at beginning of the year	8,758	10,869	1,678
Additions	2,199	5,849	903
Write-offs	(88)	(847)	(131)

Balance at end of the year	10,869	15,871	2,450

5.             Prepayments and other current assets

	As of December 31,
	2014	2015
	RMB	RMB	US$
Prepaid travel related data acquisition costs	24,043	23,036	3,556
Deposits and advances to suppliers	91,148	550,159	84,930
Prepaid expenses	22,178	46,763	7,219
Receivable from employees	33,578	405,333	62,573
Receivable from broker for exercise of share options	26,308	11,114	1,716
Other receivables	62,479	284,087	43,855

Total	259,734	1,320,492	203,849

6.             Property and equipment, net

	As of December 31,
	2014	2015
	RMB	RMB	US$
Office furniture and equipment	33,112	42,198	6,514
Office computer equipment	56,089	71,399	11,022
Servers and network equipment	84,219	145,296	22,431
Software	17,030	26,351	4,068
Digital locks	4,551	62,060	9,580
Leasehold improvements	55,811	73,621	11,365
Total	250,812	420,925	64,980
Accumulated depreciation	(101,505)	(188,840)	(29,152)

Property and equipment, net	149,307	232,085	35,828

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were RMB22,735, RMB52,048 and RMB 110,915  (US$17,122), respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

7.             Long-term investments, net

The Company’s long-term investments consist of cost method investments and equity method investments.

The carrying amount of the Company’s cost method investments was RMB103,175 and RMB630,602 (US$97,348) as of December 31, 2014 and 2015, respectively. The increase in balance from 2014 was primarily due to additional investment made in 2015.

The carrying amount of the Company’s equity method investments was nil and RMB82,365 (US$12,715) as of December 31, 2014 and 2015, respectively. The Company shared loss of nil, nil and RMB5,840 (US$902) from its equity method investments during the years ended December 31, 2013, 2014 and 2015, respectively.

The Company recognized impairment charge of nil, nil and RMB39,425 (US$6,086) in 2013, 2014 and 2015, respectively, for certain cost method investees  as their financial positions and performance are deteriorating and the Company does not expect them to generate any positive future cash flows.

8.             Goodwill and intangible assets

Goodwill

The changes in the carrying amount of goodwill were as follows:

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Goodwill acquired (Note 3)	—	10,755	1,660
Foreign currency translation adjustment	—	—	—

Balance at end of the year	—	10,755	1,660

No impairment charge for goodwill was recorded for the years ended December 31, 2014 and 2015.

Intangible assets

Finite-lived intangible asset

The net carrying amount of intangible asset with finite live representing a software acquired in 2015 was RMB8,854 (US$1,367) as of December 31, 2015. Amortization expense of RMB1,146 (US$177) was recognized for the year ended December 31, 2015. The annual estimated amortization expense of the acquired intangible asset for each of the next five years is as follows:

Years ending December 31,	RMB	US$
2016	1,250	193
2017	1,250	193
2018	1,250	193
2019	1,250	193
2020	1,250	193

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Indefinite-lived intangible assets

	As of December 31,
	2014	2015
	RMB	RMB	US$
Domain name	2,849	2,986	461
Trademark	—	849	131

Total	2,849	3,835	592

No impairment to the intangible assets occurred for the year ended December 31, 2013, 2014 and 2015.

9.           Short-term loan

On September 14, 2015, the Company obtained a RMB denominated loan with a principal amount of RMB643,500 (US$99,339) from Xiamen International Bank at an annual interest rate of 1.62%. The short-term bank loan matures in one year and is guaranteed by a deposit of RMB650,000 (US$100,343) by an overseas subsidiary. Interest expense of RMB3,156 (US$487) was recognized during the year ended December 31, 2015.

10.          Accrued expenses and other current liabilities

	As of December 31,
	2014	2015
	RMB	RMB	US$
Payable to travel service providers (“TSP”s)	673,990	1,381,899	213,328
Payable to end users	65,708	203,083	31,351
Accrued operating expenses	260,332	545,557	84,220
Contract termination loss provision	64,485	—	—
Payable to employees from the exercise of share options	32,305	33,753	5,211
Other tax payable	43,899	949,224	146,535
Accrued sales rebates	14,828	21,435	3,308

Total	1,155,547	3,134,951	483,953

11.          Long-term debt

On June 17, 2015, the Company issued US$500,000 senior unsecured convertible notes (the “Notes”) to third-parties, SL Camel Holding Ltd. (“SL”), Gaoling Fund L.P and YHG Investment L.P. (“HH”). The Notes bear interest at a coupon rate of 2% per annum with a maturity date of June 17, 2021. The significant terms of the Notes are summarized below:

Conversion and settlement method

The Notes are convertible at any time, at the holders’ option, into the Company’s ADSs, at an initial conversion price of US$55.00 per ADS, subject to adjustments under the terms of the Notes.  Upon conversion, the Company shall pay or deliver its ADSs or cash, or any combination of cash and ADSs at the Company’s election.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Repurchase

If the Company undergoes a Fundamental Change as defined in the agreement of the Notes, holders of the Notes have the right to require the Company to repurchase all or part of the at the repurchase price of 100% of the principal amount plus accrued and unpaid interest.

Redemption

Upon the occurrence of any of the Events of Default as defined in the agreement of the Notes, the outstanding principal and accrued interest of the Notes will become due and payable in full.

Make-whole provision

In an event of Make-Whole Fundamental Change as defined in the agreement of the Notes, the conversion rate applicable to each Note that is surrendered for conversion shall be increased to an amount based on a predetermined formula.

The Company accounted for the Notes under the cash conversion guidance under ASC 470-20 given the conversion option of the Notes is not required to be bifurcated under ASC 815. At issuance, the Company separated the Notes into equity component of RMB569,090 (US$87,852) and debt component of RMB2,534,213 (US$391,215). The allocated issuance costs to the debt component of RMB42,926 (US$6,627) were presented as direct deduction from the principal amounts of the Notes on the consolidated balance sheets. The Company evaluated all the embedded derivative features and concluded that the make-whole provision feature of the Notes should be bifurcated from the debt host. As of the issuance date, the fair value of the make-whole provision feature was immaterial due to the triggering of a fundamental change was determined to being remote.

On October 26, 2015, Make-Whole Fundamental Change and the redemption provision were triggered by the share exchange between Baidu and Ctrip (Note 1). The make-whole provision feature was announced to be effective for the period from October 26, 2015 to December 21, 2015. On December 21, 2015, the make-whole provision feature expired unexercised.

For the year ended December 31, 2015, effective interest rate on the debt component of the Notes was 5.65% and the Company recognized interest expenses of RMB 83,428 (US$12,879).

12.        Income taxes

Cayman Islands and Hong Kong

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Queen’s Road is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2013, 2014 and 2015.

PRC

The Company’s PRC subsidiaries and Affiliated PRC Entities are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Both the WFOE and Qunar.com were recognized as qualified HNTEs in December 2009 and hence were eligible for a 15% preferential tax rate for 2010 and 2011. Both recognitions were renewed on October 2012 and July 21 2015, and hence the WFOE and our Qunar.com are eligible for a 15% preferential tax rate effective from 2012 to 2017.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax at 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

Loss before income taxes consists of:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Non-PRC	(54,602)	(954,438)	(5,190,211)	(801,230)
PRC	(91,595)	(874,903)	(2,130,496)	(328,892)

	(146,197)	(1,829,341)	(7,320,707)	(1,130,122)

The income tax expense is comprised of:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Current	49,528	32,742	80,669	12,453
Deferred	(8,436)	(15,182)	(57,885)	(8,936)

	41,092	17,560	22,784	3,517

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

		Years ended December 31,
		2013	2014	2015
	Notes	RMB	RMB	RMB	US$
Loss before income tax		(146,197)	(1,829,341)	(7,320,707)	(1,130,122)
Expected taxation at PRC EIT statutory rate of 25%		(36,549)	(457,335)	(1,830,177)	(282,531)
Effect of different tax rates in different jurisdictions		14,426	239,800	1,296,116	200,086
Research & development super-deduction		(22,767)	(33,391)	(43,049)	(6,646)
Effect of lower tax rate applicable to HNTE		(20,502)	49,341	200,158	30,899
Late payment interest		1,533	9,256	10,742	1,658
Adjustment of estimated income tax accruals		—	1,759	3,021	467
Deemed revenue	(i)	95,441	113,474	34,806	5,373
Non-deductible expenses		2,668	14,860	25,863	3,993
Changes in valuation allowance		7,446	81,496	326,569	50,413
Non-taxable income		(604)	(1,700)	(1,265)	(195)

Income tax expense		41,092	17,560	22,784	3,517

(i)           The Company acts as an agent for its travel facilitating services including transportation insurance policies (the “Transportation Insurance Arrangements”) in accordance with ASC 605 and therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss. Under the current PRC tax laws and regulations, the Company’s existing business arrangement more likely than not will subject the Company to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue and the gross revenue is recognized as deemed revenue for additional income taxes. The associated income tax expense is calculated by applying the applicable tax rate to the deemed revenue amount and includes the late payment interest based on the applicable tax rules. The majority of the liabilities for unrecognized tax benefits represent tax positions taken with respect to deemed revenue. The unrecognized tax benefits are recorded in non-current liabilities in the consolidated balance sheets.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The significant components of deferred taxes are as follows:

	Years ended December 31
	2014	2015
	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	163	115,671	17,857
Bad debt expenses	1,878	3,299	509
Expense cut-off	—	—	—
Accrued expenses	77,753	170,603	26,336
Accrued salaries and welfare payable	30,549	7,839	1,210
Interest of borrowings	—	3,674	567
Less: valuation allowance	(87,484)	(220,573)	(34,050)

Current deferred tax assets	22,859	80,513	12,429

Deferred tax assets, non-current portion:
Advertising expenses	6	—	—
Depreciation expenses	525	985	152
Tax loss carry forward	12,634	195,915	30,244
Impairment of long-term investments	—	9,856	1,522
Less: valuation allowance	(13,165)	(206,645)	(31,901)

Non-current deferred tax assets	—	111	17

Deferred tax liabilities, non-current portion:
Intangible asset	—	(1,318)	(203)

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company recorded a full valuation allowance against deferred tax assets of the WFOE and certain Affiliated PRC Entities that were in a cumulative loss position, respectively, as of December 31, 2013, 2014 and 2015.

As of December 31, 2015, the Group had net operating tax loss carry forwards amounted toRMB1,255,770(US$193,857),which will expire from 2018 to 2021 if not used.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Unrecognized tax benefits

As of December 31, 2014 and 2015, the Company recorded RMB152,865 and RMB181,589 (US$28,033) of unrecognized tax benefits, which primarily represent the estimated income tax expenses the Company would pay should its income tax return have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount accrued will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time.

As of December 31, 2014 and 2015, unrecognized tax benefits of RMB58,818 and RMB70,117 (US$10,824), respectively, if ultimately recognized will impact the effective tax rate.

The unrecognized tax benefit is as follows:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Balance at January 1	32,782	83,677	152,865	23,599
Additions based on tax positions related to the current year	53,745	67,798	23,408	3,614
Additions based on tax positions related to the prior years	—	6,401	79,737	12,309
Reductions based on tax positions related to prior years	(2,850)	(5,011)	(74,421)	(11,489)

Balance at December 31	83,677	152,865	181,589	28,033

During the years ended December 31, 2013, 2014 and 2015, the Company recognized late payment interest expense of RMB1,533, RMB9,256 and RMB10,742 (US$1,658), and penalties of nil, nil and nil, respectively, as part of income tax expense. The Company had accrued approximately RMB11,597 and RMB22,339 (US$3,449) for the late payment of interest as of December 31, 2014 and 2015, respectively.

As of December 31, 2015, the tax years ended December 31, 2010 through 2015 for the Company’s PRC subsidiaries and the Affiliated PRC Entities remain subject to examination by the PRC tax authorities.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

13.                  Related party transactions

a) Related parties

Name of related parties	Relationship with the Company
Baidu, Inc.	Ultimate holding company prior to October 26, 2015

Baidu Holdings Limited. (“Baidu Holdings”)	An entity controlled by Baidu, Inc.

Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”)	An entity controlled by Baidu, Inc.

Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”)	An entity controlled by Baidu, Inc.

FuJian Bo Rui Websoft Technology Co., Ltd. (“Bo Rui”)	An entity controlled by Baidu, Inc.

FuJian Bo Dong Cultural Communication Co., Ltd. (“Bo Dong”)	An entity controlled by Baidu, Inc.

Beijing Nuo Mi Network Information Technology Co., Ltd. (“Nuo Mi)	An entity controlled by Baidu, Inc.

Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”)	An entity controlled by Baidu, Inc.

Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay” )	An entity controlled by Baidu, Inc.

Shanghai Baidu Microcredit Co., Ltd.	An entity controlled by Baidu, Inc.

Ctrip.com International, Ltd. (“Ctip.com”)	Largest shareholder of the Company effective October 26, 2015

Ctrip and its subsidiaries (“Ctrip”)	Entities controlled by Ctrip

eLong, Inc. (“eLong”)	An affiliate of Ctrip

Huazhu Hotel Management Co., Ltd. (“Huazhu”)	An affiliate of Ctrip

Homeinns Hotel Management Co., Ltd. (“Homeinns”)	An affiliate of Ctrip

Baituo Travel Websoft Technology Ltd. (“Baituo”)	Equity method investee of the Company

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

b) The Company had the following related party transactions for the years ended December 31, 2013, 2014 and 2015:

		Years ended December 31,
		2013	2014	2015
	Notes	RMB	RMB	RMB	US$
Online marketing services from Baidu Netcom	(i)	91,533	165,058	93,725	14,469
Online marketing services from Bo Rui	(ii)	202	547	18,309	2,826
Online marketing services from Bo Dong		1,195	4,780	475	73
Online marketing services contributed by Baidu, Inc.	(iii)	5,920	3,304	—	—
Online marketing services from Baidu, Inc.		—	4,714	—	—
Online marketing services from Baidu Times	(iv)	—	7,670	15,148	2,338
Online marketing services from Baidu Online	(v)	—	—	93,909	14,497
Online marketing services from Nuo Mi		—	377	3,672	567
Online marketing services from Baidu Zhixin Cooperation	(vi)	—	699,983	37,178	5,739
Loan from Baidu Online	(vii)	150,000	—	1,134,000	175,059
Loan from Baidu Times	(viii)	—	—	639,800	98,768
Repayment of loan from Baidu Online	(vii)	150,000	—	—	—
Repayment of loan from Baidu Netcom	(ix)	50,000	—	—	—
Loan to Baidu Holdings	(x)	—	—	649,880	100,324
Loan to Baituo	(xi)	—	—	31,210	4,818
Loans to Baidu Holdings	(vii)	99,623	—	—	—
Repayment of loan to Baidu Holdings	(vii)	98,975	—	—	—
Compensation received from termination of Baidu Zhixin Cooperation	(vi)	—	—	207,000	31,955
Accommodation reservation commission earned from Homeinns		—	—	4,263	658
Accommodation reservation commission earned from Huazhu		—	—	3,082	477
Imputed interest	(vii),(ix)	2,050	—	—	—
Loan interest expense	(vii),(viii)	115	—	47,112	7,273
Loan interest income	(x)	—	—	1,173	181

(i)                                     During the years ended December 31, 2013, 2014 and 2015, Baidu Netcom provided to the Company online marketing services amounting to RMB91,533, RMB165,058 and RMB93,725 (US$14,469), respectively. As one of the largest online marketing service providers in the PRC, Baidu Netcom typically requires upfront payments from its customers. As of December 31 2014 and 2015, such payments amounted to RMB10,000, RMB22,000 and RMB6,600 (US$1,019), respectively. The related services are expected to be delivered within the next 12 months.

(ii)                                  During the years ended December 31, 2013, 2014 and 2015, Bo Rui provided to the Company online marketing services amounting to RMB202,  RMB547 and RMB18,309 (US$2,826), respectively.

(iii)                               In connection with the Baidu Transaction, the Company and Baidu, Inc. entered into a business cooperation agreement, whereby Baidu, Inc. provides free online marketing services and directs user traffic to the Company’s website. The Company recorded online marketing expenses based on the Company’s estimate of the expenses that would have been incurred if the Company had operated as an unaffiliated entity with a corresponding credit to additional paid in capital. The term of the business cooperation agreement is for an initial term of three years (the “Initial Term”); provided, however that notwithstanding Baidu, Inc.’s Non-Competition Undertaking to the Company survive until the later of (i) the expiration of the Initial Term and (ii) the date on which Baidu, Inc. and its controlled affiliates hold less than 50% of the voting power attaching to the outstanding shares of the Company (on a fully-diluted basis). The business cooperation agreement expired in July, 2014. Upon its expiration, the Company started to pay other related parties of Baidu, Inc. for the aforementioned online marketing services provided.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

(iv)                              During the years ended December 31, 2013, 2014 and 2015, Baidu Times provided to the Company online marketing services amounting to nil, RMB7,670 and RMB15,148 (US$2,338), respectively.

(v)                                 On June 1, 2015, the Company and Baidu Online entered into a business cooperation agreement, under which Baidu Online agreed to grant the Company an exclusive right to integrate its hotel information and products into the personal computer and mobile versions of Baidu Maps. The Company will display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. The Company pays Baidu Online cash amount at a certain percentage of gross revenue the Company earns pursuant to this agreement in exchange for the services Baidu Online provides to the Company. This agreement will expire in May 2016 subject to renewal negotiation between both parties.

(vi)                              On October 1, 2013, in order to further enhance the cooperation between the Company and Baidu, Inc. in the online travel business through deepening integration, the Company and Baidu, Inc. entered into the Zhixin Cooperation Agreement, for an initial term starting from November 21, 2013 until December 31, 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. Under the Zhixin Cooperation Agreement, Baidu, Inc. agreed to grant the Company the exclusive right to operate certain new search products on Baidu’s website for travel-related search results (the “Cooperation Platform”), and the Company may offer links to various travel-related products, including links to the Company’s website, such as airline tickets, hotels and certain commercial package tour products provided through the Cooperation Platform.

Pursuant to the Zhixin Cooperation Agreement, Baidu, Inc. agreed to guarantee certain minimum page views to be generated from users of the Cooperation Platform, which will be no less than 2,190 million page views per year in 2014 and 2015, respectively, and no less than 2,196 million page views for 2016 (the “Minimum Traffic Guarantee” or “MTG”).

In exchange for the services to be performed under the Zhixin Cooperation Agreement, on November 21, 2013, the Company issued to Baidu, Inc. warrants for 45,800,000 of the Company’s Class B Ordinary Shares (the “Baidu Warrants”), which is calculated by dividing US$229,000 by the public offering price of the Company’s Class B ordinary shares, or US$5 per Class B ordinary share, subject to adjustments as discussed below. The Baidu Warrants have no exercise price; thus are more akin to nonvested redeemable restricted stock units. The Baidu Warrants are exercisable in independent tranches of 11,450,000 or 25% from January 15, 2015, 16,030,000 or 35% from January 15, 2016 and 18,320,000 or 40% from January 15, 2017 and will expire on December 31, 2019. As long as the pre-existing non-competition undertaking remains in effect, Baidu, Inc. has the option to redeem all or part of the Baidu Warrants for (i) Class B ordinary shares (the “Share Settlement”); or (ii) cash equal to US$5 per warrant. If Baidu, Inc. terminates its pre-existing non-competition undertaking, Baidu, Inc. can only choose to settle a portion of the Baidu Warrants by Share Settlement to enable it to hold up to 49.9% of the Company’s voting rights and the remaining Baidu Warrants must be settled in cash at an amount that equals the higher of US$5 per Class B ordinary share or the average closing price of the Company’s Class B ordinary share on NASDAQ Global Market for the ten days preceding the settlement.

For any year during the initial term, if the Company fails to meet the applicable benchmark revenue (the “Benchmark Revenue”) as defined below, and Baidu, Inc. fails to fulfill 90% of the applicable MTG (the “Benchmark MTG”), the number of underlying Class B ordinary shares issuable upon exercise of the relevant tranche of Baidu Warrants with respect to that year would be adjusted downward in proportion to the deficit of the Benchmark MTG. Under the Zhixin Cooperation Agreement, the Company has agreed to make its best business efforts to achieve an agreed-upon Benchmark Revenue of RMB480,000, RMB630,000 and RMB800,000 for 2014, 2015 and 2016, respectively. In any year that the Company’s revenues exceeds the Benchmark Revenue applicable to that year, Baidu, Inc. will also be entitled to cash payment equal to 76% of the excess revenue for that year.

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

For the period from October 1, 2013 through December 31, 2013, the Cooperation Platform was still in the testing phase and therefore, no meaningful traffic was generated. Based on the above, the Zhixin Cooperation Agreement with Baidu, Inc. did not have any material impact to the Company’s consolidated financial statements for the year ended December 31, 2013. The Cooperation Platform was officially launched on January 1, 2014 and the services pursuant to the Zhixin Cooperation Agreement commenced on the same day.

On June 1, 2015, Baidu, Inc. and the Company mutually agreed to terminate the Zhixin Cooperation Agreement with immediate effect as permitted under the agreement. Both parties agreed that Baidu, Inc. would pay the Company a cash consideration of RMB207,000 (US$31,955) in connection with the termination. The consideration received from Baidu, Inc. as the Company’s vendor was presumed to be a reduction of price of the services provided by Baidu per ASC 605-50-45-12. The online marketing expense for Baidu Zhixin Cooperation was RMB699,983 and RMB37,178 (US$5,739) for the years ended December 31, 2014 and 2015, respectively, and nil and RMB143,584 (US$22,166) of the cash consideration received were recognized as deduction to online marketing expense, respectively.

Concurrently with the termination of the Zhixin Cooperation Agreement, Baidu, Inc. fully exercised the first independent tranche of the Baidu Warrants for services provided to the Company in 2014 into 11,450,000 Class B ordinary shares.  The Company recognized remeasurement loss of RMB397,987 (US$61,439) for the first 5 months of 2015 immediately before the warrants were exercised. The cash consideration received from Baidu, Inc. was recorded in “Accrued expenses and other current liabilities” on the Company’s consolidated balance sheet to be recognized prospectively against future Baidu service payments pursuant to ASC 605-50-45-13 as consideration received from a vendor.

(vii)                           On April 22, 2013, the Company was granted an interest free loan amounting to RMB100,000 (US$15,437) from Baidu Online with a repayment term of three months to supplement the Company’s RMB working capital needs and to provide RMB funding for establishing a new entity in the PRC. In order to secure such loan, on the same day, the Company also granted an interest free loan amounting to US$11,174 to Baidu Holdings with the same three month repayment term, and extended the repayment term of the November 1, 2012 interest free loan amounting to US$5,000 by three months. Both the loans granted by the Company to Baidu Holdings were to reciprocate the interest free loan from Baidu Online. On July 22, 2013, the Company repaid the RMB100,000 loan to Baidu Online in full. The Company recorded imputed interest expense amounting to RMB1,376 (US$212) relating to this loan based on the market interest rate of 5.6%. On August 6, 2013, Baidu Holdings also repaid both the US$11,174 and US$5,000 loan, respectively to the Company in full. On September 27, 2013, the Company was granted a loan amounting to RMB50,000 with an annual interest rate of 6% from Baidu Online with a repayment term of 15 days to supplement the Company’s RMB working capital needs. On October 12, 2013, the Company repaid the RMB50,000 loan to Baidu Online in full. The Company recorded interest expense amounting to RMB115 (US$18) relating to this loan.

On February 27, 2014, the Company entered into a US$300,000 revolving credit facility agreement with Baidu, Inc.. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. The Company is allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B ordinary shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, the Company drew down RMB507,000 (US$78,267) and RMB627,000 (US$96,792) respectively, pursuant to the revolving credit facility agreement. The Company recorded interest expense amounting to RMB42,182 (US$6,512) for the year ended December 31, 2015. The Company fully repaid these loans in March 2016.

(viii)                        On October 26, 2015, the Company was granted a loan amounting to RMB639,800 (US$98,768) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. The Company recorded interest expense amounting to RMB4,930 (US$761) for the year ended December 31, 2015. The Company fully repaid the loan in March 2016.

(ix)                              On December 28, 2012, the Company was granted an interest free loan amounting to RMB50,000 from Baidu Netcom with a repayment term of six months. The Company repaid the loan in full on March 27, 2013. The Company recorded imputed interest expense amounting to RMB674 for the year ended December 31, 2013 relating to this loan based on the market interest rate of 5.6%.

(x)                                 On October 27, 2015, the Company granted a loan amounting to US$100,000 to Baidu Holdings. The loan bore an interest at 1.00% with a repayment term of 12 months. The Company recorded interest income amounting to RMB1,173 (US$181) for the year ended December 31, 2015.The Company fully collected the repayment in March 2016.

(xi)                              The Company granted a loan amounting to RMB31,210 (US$4,818) to Baituo to supplement its working capital needs in 2015. Baituo repaid RMB6,210 (US$959) in December 2015.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

c) The Company had the following related party balances outstanding as of December 31 2014, and 2015:

			As of December 31
			2014	2015
	Note		RMB	RMB	US$
Current assets
Due from related parties:
Baidu Holdings			—	651,053	100,505
Baidu Times			3,670	—	—
Baidu Netcom			25,210	6,976	1,077
Nuo Mi			11,071	72,910	11,256
Baidu Online			—	50,839	7,848
Baidu Microcredit			—	116	18
Ctrip.com			—	2,258	349
Huazhu			—	1,409	218
Homeinns			—	2,562	395
Baituo			—	25,000	3,859

Total due from related parties			39,951	813,123	125,525
Current liabilities
Due to related parties:
Baidu Online			—	1,234,301	190,543
Baidu Netcom			—	—	—
Baidu, Inc.			4,714	—	—
Nuo Mi			377	4,048	625
Baidu Times			768	645,926	99,714
Bo Rui			50	6,921	1,068
Ctrip.com			—	298	46
eLong		(i)	—	69,919	10,794
Huazhu			—	87	13
Bo Dong			396	—	—

Total due to related parties			6,305	1,961,500	302,803

(i)                                     Amount mainly represented the payment for advertising service received in advance from eLong.

Except for the loans with related parties disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

14.          Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB87,588,  RMB222,755 and RMB367,732 (US$56,768) for the years ended December 31, 2013, 2014 and 2015, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

15.          Accumulated other comprehensive (loss) income

The movement of accumulated other comprehensive (loss) income is as follows:

Foreign currency translation adjustments
Balance as of December 31, 2012	(11,603)
Other comprehensive loss	(16,873)
Balance as of December 31, 2013	(28,476)
Other comprehensive income	32,639
Balance as of December 31, 2014	4,163
Other comprehensive income	132,647
Balance as of December 31, 2015	136,810
Balance as of December 31, 2015 in US$	21,120

16.          Ordinary shares

In June 2015, the Company issued 6,842,106 ADSs, equivalent to 20,526,318 Class B ordinary shares, as a result of a secondary public offering. In addition, the Company issued 11,450,000 shares of Class B ordinary shares as a result of the exercise of the 2014 Baidu Warrants (Note 21).

On October 26, 2015, the Company’s largest shareholder, Baidu, Inc., exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its ownership interest in the Company with Ctrip. The exchange ratio was 1 Qunar ADS to 0.725 Ctrip ADSs.  Upon the completion of the transaction, Ctrip owns 190,152,519 Class B ordinary shares of Qunar and became the largest shareholder of the Company.

For the year ended December 31, 2015, 210,781,507 shares of Class A ordinary shares were exchanged into Class B ordinary shares. 42,070,053 shares of Class B ordinary shares were issued from share options exercised.

As of December 31, 2015, there were 13,517,672 and 419,204,400 Class A and Class B ordinary shares outstanding, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

17.          Loss per share

Basic and diluted loss per share for each of the years ended December 31, 2013, 2014 and 2015 presented are calculated as follows:

	Years ended December 31,
	2013		2014		2015
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$

Basic loss per share:
Numerator:
Net loss	(183,368)	(3,921)	(1,401,672)	(445,229)	(3,492,180)	(539,100)	(3,857,151)	(595,441)
Net loss attributable to noncontrolling interests	—	—	—	—	3,147	486	3,475	536
Net loss attributable to ordinary shareholders for computing basic loss per share	(183,368)	(3,921)	(1,401,672)	(445,229)	(3,489,033)	(538,614)	(3,853,676)	(594,905)

Denominator:
Weighted average ordinary shares outstanding	299,524,536	6,403,973	266,696,495	84,713,813	182,319,107	182,319,107	201,373,547	201,373,547
Basic loss per share:	(0.61)	(0.61)	(5.26)	(5.26)	(19.14)	(2.95)	(19.14)	(2.95)
Basic loss per ADS*:		(1.83)		(15.78)			(57.42)	(8.85)

Diluted loss per share:
Numerator:
Net loss	(183,368)	(3,921)	(1,401,672)	(445,229)	(3,492,180)	(539,100)	(3,857,151)	(595,441)
Net loss attributable to noncontrolling interests	—	—	—	—	3,147	486	3,475	536
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class A to Class B ordinary shares (Note 16)	—	(183,368)	—	(1,401,672)	—	—	(3,489,033)	(538,614)
Net loss attributable to ordinary shareholders for computing diluted loss per share	(183,368)	(187,289)	(1,401,672)	(1,846,901)	(3,489,033)	(538,614)	(7,342,709)	(1,133,519)
Weighted average ordinary shares outstanding	299,524,536	6,403,973	266,696,495	84,713,813	182,319,107	182,319,107	201,373,547	201,373,547
Conversion of Class A to Class B ordinary shares (note 16)	—	299,524,536		266,696,495	—	—	182,319,107	182,319,107
Weighted-average number of shares outstanding- diluted	299,524,536	305,928,509	266,696,495	351,410,308	182,319,107	182,319,107	383,692,654	383,692,654

Diluted loss per share:	(0.61)	(0.61)	(5.26)	(5.26)	(19.14)	(2.95)	(19.14)	(2.95)
Diluted loss per ADS*:		(1.83)		(15.78)			(57.42)	(8.85)

*The Company was listed on November 1, 2013 with issuance of a total of 12,777,650 ADSs. Each ADS represents three Class B ordinary shares. The net loss per ADS for the year ended December 31, 2013 was calculated using the same conversion ratio assuming the ADSs had been in existence throughout this period.

The effects of all outstanding share options, long-term debt and Baidu Warrants were been excluded from the computation of diluted loss per share for the years ended December 31, 2013, 2014 and 2015 as their effects would be anti-dilutive.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

18.          Share-based compensation

2007 Share Incentive Plan

In November 2007, the Company’s shareholders approved the 2007 Share Incentive Plan (the “2007 Share Incentive Plan”), which is administered by the Board of Directors or any of its committees. Under the Plan, the Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,600,140 ordinary shares of the Company. On December 29, 2011, the Board of Directors approved the increase of the number of shares available for issuance under the Plan from 20,724,362 to 26,060,000 shares. On August 10, 2012, the Board of Directors approved that starting from January 1, 2013, the number of shares available for issuance under the Plan would increase annually by 1.5% of the total outstanding ordinary and redeemable ordinary shares as of January 1 of that respective calendar year. On September 22, 2013, the Board of Directors approved an increase in the number of shares available for issuance under the 2007 Share Incentive Plan by 6,066,896 shares. The options granted have a contractual term of ten years and generally vest over a four-year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter.

The fair value of each award was estimated on the grant date using the Black-Scholes-Merton option-pricing model by the Company.

Under the 2007 Share Incentive Plan, the Company granted 10,988,106, 9,993,411 and 10,443,825 share options to employees during the years ended December 31, 2013, 2014 and 2015, respectively. Among the grants, 1,671,867, 7,929,555 and 2,641,314 shares options granted during the years ended December 31, 2013, 2014 and 2015, respectively, had performance condition on their exercisability.

Included in the grants above:

1)            On January 25, 2013, the Board of Directors waived the performance conditions in relation to the performance based options granted on March 6, 2012 and approved that 450,000 options, representing 90% of the options previously granted would commence vesting based on the original vesting schedule. In accordance with ASC 718, the Company accounted for the waiver of the performance conditions as a modification. As the original vesting conditions were not satisfied, the grant-date fair value of the original award was ignored and the fair value of the award measured at the modification date is recognized starting from the modification date. The share-based compensation expense recognized for the modified award for the year ended December 31, 2013 was RMB1,697 (US$262).

2)            On September 22, 2013, the Board of Directors approved to issue two option grants to Chenchao Zhuang, the former CEO and director of the Company. The first option grant consisted of 3,033,448 options with an exercise price of US$3.9559. The second option grant consisted of 3,033,448 options with an exercise price of US$6.5932. Both option grants have a contractual term of ten years and will vest over a period from grant date to December 31, 2016, with 25% of the awards vesting on December 31, 2013 and the remaining awards vesting 1/16 on a quarterly basis thereafter. The fair value of the options granted was US$2.69 and US$2.19 for the first and second option grant, respectively.

Business Unit Incentive Plan

On January 13, 2013, the Board of Directors approved a business unit incentive plan (the “Business Unit Incentive Plan”), which is governed under the aforementioned 2007 Share Incentive Plan. Under the Business Unit Incentive Plan, the Board of Directors may grant options to its employees of specific business units to purchase an aggregate of no more than 10,800,000 Class B ordinary shares of the Company. On November 25, 2014, the Company’s Board of Directors approved an extension of the Business Unit Incentive Plan to cover employees of four new business units. The total number of Class B ordinary shares of the Company to be issued under the Business Unit Incentive Plan was increased to 18,000,000. The options will be granted at an exercise price of US$0.01 if the business units meet their respective certain long-term performance conditions. Upon grant, the options will have various vesting terms. The Business Unit Incentive Plan was terminated in November 2015.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Modification to the 2007 Share Incentive Plan

In December 2015, Qunar modified the awards under the 2007 Share Incentive Plan to be convertible to Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Unvested awards under the 2007 Share Incentive Plan became fully vested for certain employees and all cliff vesting conditions and performance-based vesting conditions were removed from all outstanding awards under the 2007 Share Incentive Plan. Furthermore, all business unit points granted under the Business Unit Incentive Plan converted into options based on the ratio of 3 points to 1 Qunar ADS.

The Company accounted for the modifications in accordance with ASC 718-20-35-3 with the amount of compensation cost to be recognized for a modified award being the grant-date fair value of the original award plus the incremental value resulting from the modification to the award.

The total incremental compensation cost resulting from the modifications was RMB1,575,369 (US$243,195) for the year ended December 31, 2015. Incremental value resulting from modifications to vested awards as well as any unrecognized grant-date fair value of the original awards plus the incremental value resulting from the accelerations of awards that became fully vested was recognized in earnings immediately.  The incremental compensation cost from modifications on those options with vesting conditions is recognized on a straight-line basis over the vesting schedule of the modified options in addition to any unrecognized grant-date fair value of the original awards.

2015 Share Incentive Plan

On November 18, 2015, Board of Directors approved a new share incentive plan (the “2015 Share Incentive Plan”). Share options granted under the 2015 Share Incentive Plan, when vested and exercised, will be convertible to Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Certain options granted under the 2015 Share Incentive Plan vest immediately upon grant, while others vest on a quarterly basis on the same vesting schedule as those outstanding awards under the 2007 Share Incentive Plan. Under the 2015 Share Incentive Plan, the Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 28,476,795 ordinary shares of the Company. These options granted have a contractual term of ten years.

The fair value of each award was estimated on the grant date using the Black-Scholes-Merton option-pricing model by the Company.

Under the 2015 Share Incentive Plan, the Company granted 27,470,970 share options to employees during the year ended December 31, 2015. Among the grants, 10,632,195 shares options granted have service condition on their exercisability.

The following table summarizes the option activities for the year ended December 31, 2015

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2014	25,163,443	1.30	7.89	201,417
Granted	37,914,795	0.01
Exercised	(42,070,053)	0.78
Forfeited/Cancelled	(2,248,747)	0.01
Outstanding, December 31, 2015	18,759,438	0.01	9.36	329,603
Vested and expected to vest at December 31, 2015	15,383,914	0.01	9.37	270,295
Exercisable at December 31, 2015	2,482,338	0.01	9.35	43,615

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as at the balance sheet date and the exercise price. Total intrinsic value of options exercised for the three years ended December 31, 2013, 2014 and 2015 was RMB88,920, RMB508,520 and RMB 4,578,311 (US$706,770) respectively. The total fair value of the options vested during the years ended December 31, 2013, 2014 and 2015 were RMB88,870, RMB220,800 and RMB7,784,881  (US$1,201,778), respectively.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2013	2014	2015

Risk-free interest rate	1.91%~2.71%	1.91%~2.07%	0.71%~1.85%
Dividend yield	—	—	—
Expected volatility range	46.68%~47.66%	45.78%~46.58%	36.33%~42%
Expected life (in years)	10	6.11	0.98~6.11

As of December 31, 2015, there were RMB2,238,826 (US$345,615) of unrecognized share-based compensation costs, net of estimated forfeitures, related to option awards that are expected to be recognized over a weighted-average vesting period of 1.91years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

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

The total weighted average grant-date fair value of the option awards granted during the years ended December 31, 2013, 2014 and 2015 were RMB16.59, RMB58.59 and  RMB 190.45 (US$29.40) per option, respectively.

The following table summarizes total compensation cost recognized:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Product developments	20,784	59,884	1,299,625	200,628
Product sourcing	2,117	2,958	151,864	23,444
Sales and marketing	5,417	12,565	310,604	47,949
General and administrative	35,389	190,963	3,020,480	466,281

	63,707	266,370	4,782,573	738,302

19.          Restricted net assets

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

During the years ended December 31, 2013, 2014 and 2015, appropriations to statutory reserves amounted to RMB1,136, nil and RMB3,011(US$465), respectively.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and the Affiliated PRC Entities are restricted in their ability to transfer a portion of their net assets to the Company.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries and the Affiliated PRC Entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2014 and 2015, amounts restricted are the net assets of the Company’s PRC subsidiaries and the Affiliated PRC Entities, which amounted to RMB171,009 and RMB226,235 (US$34,925), respectively.

20.          Other non-current assets

On August 1, 2013, the Company launched an RMB20,000 employee interest-free housing loan program. In 2014, the Company expanded the housing loan pool to RMB40,000. Employees other than executive officers and senior management personnel who meet certain requirements may apply for such loans subject to approval by the Company. Each loan to each employee has a cap of RMB500 and is repayable within three to five years. The Company accounts for employee interest-free loans in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation. Over the term of the loans, the loans receivable are accreted to its face value with interest income recognized in the same amount. As of December 31, 2014 and 2015, the Company has granted loans amounting to RMB26,911 and RMB44,207 (US$6,824) with terms of five years, respectively, of which RMB15,288 and RMB22,520 (US$3,476) were non-current, respectively.

Management evaluated the collectability of the loans granted and concluded that the risk of default was remote. Therefore, no allowance was provided as of December 31, 2014 and 2015, respectively. The remaining balances included in other non-current assets are mainly comprised of long-term rental deposits of RMB29,034 and RMB57,325 (US$8,849) as of December 31, 2014 and 2015, respectively, and prepayments to purchase equipment with an amount of RMB11,595 and RMB8,963 (US$1,384) as of December 31, 2014 and 2015, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

21.          FAIR VALUE MEASUREMENT

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, short-term investments, restricted cash, funds receivable, accounts receivable, due from and due to related parties, employee housing loan receivables, customer advances and deposits, accounts payable, short-term loan, other payables, the Notes and warrant liability. As of December 31, 2014 and 2015, the carrying values of these financial instruments, except for employee housing loan receivables, the Notes and warrant liability, approximated their fair values due to the short-term nature of these instruments.

The fair value of the employee housing loan receivables has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The calculated fair value approximates the carrying amount of the outstanding employee housing loan receivables. The warrant liability was recorded at fair value on the issuance date and subsequently adjusted to the fair value at each reporting date. The liability component of the Notes was initially recorded at fair value net of issuance costs, with subsequent accretion to face value.

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

In accordance with ASC 820, the Company measured the Baidu Warrants at fair value on a recurring basis. Baidu Warrants were classified as Level 2 by using the binomial-tree model with exogenous credit risk developed by Tsiveriotis and Fernandes (1998) based on inputs that are directly and indirectly observable in the market.

Assets and liabilities measured at fair value as of December 31, 2014 are summarized as below:

	Fair Value Measurement or Disclosure at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
Warrant liability	—	701,776	—
Total liability measured at fair value	—	701,776	—

No asset or liability was measured at fair value as of December 31, 2015 as the Baidu Warrants were exercised (Note 13).

The Company had no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2014 and 2015.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

22.          Commitments and contingencies

Operating lease commitments

The Company leases office facilities and server racks under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Company by entering into these leases. Total expenses under these operating leases were RMB51,262, RMB163,067 and RMB248,087 (US$38,298) for the years ended December 31, 2013, 2014 and 2015, respectively.

Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2015:

Years ended December 31,	RMB	US$
2016	224,957	34,727
2017	58,821	9,080
2018 and thereafter	6,294	972
	290,072	44,779

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and renovation of its offices. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB29,786 and RMB11,331 (US$1,749) as of December 31, 2014 and 2015. All of the commitments relating to the network infrastructure and renovation on the offices are to be fulfilled within the next year.

In addition, as of December 31, 2015, the Company has contractual commitments to make additional investments contingent on the achievement of certain conditions by three existing investees with a total maximum amount of RMB20,045 (US$3,094).

Loss contingencies

With respect to display advertising services, the Company, as an industry practice in the PRC, regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The value-added tax pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current value-added tax rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to value-added tax at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for value-added tax purposes and the value-add tax for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The maximum estimated amount for this reasonably possible contingency up to December 31, 2015 was RMB7,197 (US$1,111).

Legal contingency

On September 6, 2013, the Company early terminated an agreement (“Distribution Agreement”) with one of its travel service providers, eLong due to it’s failure to make its international hotel inventories available on the Company’s platform within the agreed time period. Subsequently, eLong filed a complaint with an intermediary court in Beijing for a civil suit against the Company alleging breach of contract by the Company and sought (i) a declaration that the notice to terminate the aforementioned agreement was null and void and (ii) damages in the amount of approximately RMB140,700 to compensate for alleged losses suffered by the TSP in connection with the Company’s early termination of the aforementioned agreement.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

On July 1, 2015, the Company received the final judgment (the “Final Judgment”) from the Beijing High People’s Court (the “Court”) with respect to the contract dispute with eLong over the Distribution Agreement. In the Final Judgment, the Court upheld that the Company shall prospectively credit to eLong’s advertisement account opened at the Company in the amount of RMB137,385(US$21,209) corresponding to the period up to June 30, 2016 and the Distribution Agreement shall continue to be performed by both parties. The credits are not redeemable for cash but to be utilized by eLong for prospective advertising services provided by the Company.

23.          Subsequent events

On January 8, 2016, SL and HH irrevocably waived and relinquished their rights to convert the Notes held by them and transferred all of the Notes to Ctrip (the “Exchange”).  The Exchange was accounted for as an extinguishment of debt.

In March 2016, the Company obtained a RMB denominated loan with a principal amount of RMB1,773,800 (US$273,828) from Ctrip. The loan is free of interest and has a term of three years.  Ctrip obtained a US$ denominated loan with a principal amount of US$285,000 from the Company.  The loan is free of interest and has a term of three years.